UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of June, 2014

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Petróleos Mexicanos
México, D.F. 11311
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☑ No ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

The following represents English translations of audited and unaudited financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the period ended December 31, 2013.

FINANCIAL INFORMATION OF PETRÓLEOS MEXICANOS

FILED WITH THE

MEXICAN STOCK EXCHANGE

QUARTER: 04 YEAR: 2013

AUDITED INFORMATION

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION

AT 31 DECEMBER 2013 AND 31 DECEMBER 2012

CONSOLIDATED

AUDITED INFORMATION **(Thousand Pesos)** **Previous Printing**

REF	ACCOUNT / SUBACCOUNT	ENDING CURRENT Amount	PREVIOUS YEAR END Amount
10000000	**TOTAL ASSETS**	**2,047,390,353**	**2,024,182,896**
11000000	**TOTAL CURRENT ASSETS**	**266,913,870**	**318,142,125**
11010000	CASH AND CASH EQUIVALENTS	80,745,719	119,234,891
11020000	SHORT-TERM INVESMENTS	0	0
11020010	AVAILABLE-FOR-SALE INVESTMENTS	0	0
11020020	TRADING INVESTMENTS	0	0
11020030	HELD-TO-MATURITY INVESTMENTS	0	0
11030000	TRADE RECEIVABLES, NET	84,985,515	94,073,169
11030010	TRADE RECEIVABLES	85,682,799	95,132,384
11030020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-697,284	-1,059,215
11040000	OTHER RECEIVABLES, NET	37,526,496	38,936,342
11040010	OTHER RECEIVABLES	37,526,496	38,936,342
11040020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	0	0
11050000	INVENTORIES	56,914,500	56,847,570
11051000	BIOLOGICAL CURRENT ASSETS	0	0
11060000	OTHER CURRENT ASSETS	6,741,640	9,050,153
11060010	PREPAYMENTS	0	0
11060020	DERIVATIVE FINANCIAL INSTRUMENTS	6,741,640	9,050,153
11060030	ASSETS AVAILABLE FOR SALE	0	0
11060050	RIGHTS AND LICENSES	0	0
11060060	OTHER	0	0
12000000	**TOTAL NON-CURRENT ASSETS**	**1,780,476,483**	**1,706,040,771**
12010000	ACCOUNTS RECEIVABLE, NET	0	0
12020000	INVESTMENTS	42,209,870	33,022,854
12020010	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	16,779,501	14,546,263
12020020	HELD-TO-MATURITY INVESTMENTS	0	0
12020030	AVAILABLE-FOR-SALE INVESTMENTS	0	0
12020040	OTHER INVESTMENTS	25,430,369	18,476,591
12030000	PROPERTY, PLANT AND EQUIPMENT, NET	1,721,578,741	1,658,734,085
12030010	LAND AND BUILDINGS	1,203,177,675	1,102,505,510
12030020	MACHINERY AND INDUSTRIAL EQUIPMENT	1,665,355,616	1,618,990,181
12030030	OTHER EQUIPMENT	85,554,340	81,527,392
12030040	ACCUMULATED DEPRECIATION	-1,381,938,931	-1,249,592,275
12030050	CONSTRUCTION IN PROGRESS	149,430,041	105,303,277
12040000	INVESTMENT PROPERTY	0	0
12050000	BIOLOGICAL NON- CURRENT ASSETS	0	0
12060000	INTANGIBLE ASSETS,NET	14,194,710	12,347,835
12060010	GOODWILL	0	0
12060020	TRADEMARKS	0	0
12060030	RIGHTS AND LICENSES	107,701	5,489,791
12060031	CONCESSIONS	0	0
12060040	OTHER INTANGIBLE ASSETS	14,087,009	6,858,044
12070000	DEFERRED TAX ASSETS	2,493,162	1,935,997
12080000	OTHER NON-CURRENT ASSETS	0	0
12080001	PREPAYMENTS	0	0
12080010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0
12080020	EMPLOYEE BENEFITS	0	0
12080021	AVAILABLE FOR SALE ASSETS	0	0
12080040	DEFERRED CHARGES	0	0
12080050	OTHER	0	0
20000000	**TOTAL LIABILITIES**	**2,232,636,993**	**2,295,248,746**
21000000	**TOTAL CURRENT LIABILITIES**	**259,190,832**	**235,803,649**
21010000	BANK LOANS	46,305,610	73,346,333
21020000	STOCK MARKET LOANS	44,371,333	40,894,672
21030000	OTHER LIABILITIES WITH COST	0	0
21040000	TRADE PAYABLES	106,745,193	61,513,451
21050000	TAXES PAYABLE	41,289,495	43,980,843
21050010	INCOME TAX PAYABLE	35,751,489	38,104,579
21050020	OTHER TAXES PAYABLE	5,538,006	5,876,264
21060000	OTHER CURRENT LIABILITIES	20,479,201	16,068,350

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION

AT 31 DECEMBER 2013 AND 31 DECEMBER 2012

CONSOLIDATED

AUDITED INFORMATION **(Thousand Pesos)** **Previous Printing**

REF	ACCOUNT / SUBACCOUNT	ENDING CURRENT Amount	PREVIOUS YEAR END Amount
21060010	INTEREST PAYABLE	0	0
21060020	DERIVATIVE FINANCIAL INSTRUMENTS	6,284,482	6,752,811
21060030	DEFERRED REVENUE	0	0
21060050	EMPLOYEE BENEFITS	0	0
21060060	PROVISIONS	0	0
21060061	CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
21060080	OTHER	14,194,719	9,315,539
22000000	**TOTAL NON-CURRENT LIABILITIES**	**1,973,446,161**	**2,059,445,097**
22010000	BANK LOANS	107,899,202	136,796,296
22020000	STOCK MARKET LOANS	642,664,269	535,821,299
22030000	OTHER LIABILITIES WITH COST	0	0
22040000	DEFERRED TAX LIABILITIES	27,059,698	28,137,915
22050000	OTHER NON-CURRENT LIABILITIES	1,195,822,992	1,358,689,587
22050010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0
22050020	DEFERRED REVENUE	0	0
22050040	EMPLOYEE BENEFITS	1,119,207,870	1,288,540,759
22050050	PROVISIONS	69,209,398	63,802,794
22050051	NON-CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
22050070	OTHER	7,405,724	6,346,034
30000000	**TOTAL EQUITY**	**-185,246,640**	**-271,065,850**
30010000	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	-185,750,522	-271,764,303
30030000	CAPITAL STOCK	114,604,835	49,604,835
30040000	SHARES REPURCHASED	0	0
30050000	PREMIUM ON ISSUANCE OF SHARES	0	0
30060000	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
30070000	OTHER CONTRIBUTED CAPITAL	115,313,691	178,730,591
30080000	RETAINED EARNINGS (ACCUMULATED LOSSES)	-286,603,419	-116,762,156
30080010	LEGAL RESERVE	1,002,130	977,760
30080020	OTHER RESERVES	0	0
30080030	RETAINED EARNINGS	-117,739,916	-120,572,948
30080040	NET INCOME FOR THE PERIOD	-169,865,633	2,833,032
30080050	OTHERS	0	0
30090000	ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF TAX)	-129,065,629	-383,337,573
30090010	GAIN ON REVALUATION OF PROPERTIES	0	0
30090020	ACTUARIAL GAINS (LOSSES) FROM LABOR OBLIGATIONS	-132,392,890	-379,768,919
30090030	FOREING CURRENCY TRANSLATION	5,127,480	2,685,060
30090040	CHANGES IN THE VALUATION OF FINANCIAL ASSETS AVAILABLE FOR SALE	0	0
30090050	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	0	0
30090060	CHANGES IN FAIR VALUE OF OTHER ASSETS	-1,800,219	-6,253,714
30090070	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0
30090080	OTHER COMPREHENSIVE INCOME	0	0
30020000	NON-CONTROLLING INTERESTS	503,882	698,453

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION
INFORMATIONAL DATA

AT 31 DECEMBER 2013 AND 31 DECEMBER 2012

CONSOLIDATED

AUDITED INFORMATION **(Thousand Pesos)** **Previous Printing**

REF	CONCEPTS	ENDING CURRENT Amount	PREVIOUS YEAR END Amount
91000010	SHORT-TERM FOREIGN CURRENCY LIABILITIES	68,446,775	96,237,414
91000020	LONG TERM FOREIGN CURRENCY LIABILITIES	605,844,647	537,637,598
91000030	CAPITAL STOCK (NOMINAL)	0	0
91000040	RESTATEMENT OF CAPITAL STOCK	0	0
91000050	PLAN ASSETS FOR PENSIONS AND SENIORITY PREMIUMS	2,425,920	3,480,395
91000060	NUMBER OF EXECUTIVES (*)	0	0
91000070	NUMBER OF EMPLOYEES (*)	154,774	150,697
91000080	NUMBER OF WORKERS (*)	0	0
91000090	OUTSTANDING SHARES (*)	0	0
91000100	REPURCHASED SHARES (*)	0	0
91000110	RESTRICTED CASH (1)	7,701,798	2,605,332
91000120	GUARANTEED DEBT OF ASSOCIATED COMPANIES	0	0

(1) THIS CONCEPT MUST BE FILLED WHEN THERE ARE GUARANTEES OR RESTRICTIONS THAT AFECCT CASH AND CASH EQUIVALENTS
(*) DATA IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED

AUDITED INFORMATION

FOR THE TWELVE AND THREE MONTHS ENDED 31 DECEMBER, 2013 AND 2012

(Thousand Pesos)

Previous Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40010000	**REVENUE**	**1,608,204,625**	**409,494,278**	**1,646,912,040**	**420,602,573**
40010010	SERVICES	10,339,357	2,924,993	7,176,286	1,823,366
40010020	SALE OF GOODS	1,597,865,268	406,569,285	1,639,735,754	418,779,207
40010030	INTERESTS	0	0	0	0
40010040	ROYALTIES	0	0	0	0
40010050	DIVIDENDS	0	0	0	0
40010060	LEASES	0	0	0	0
40010061	CONSTRUCTIONS	0	0	0	0
40010070	OTHER REVENUE	0	0	0	0
40020000	**COST OF SALES**	**814,006,338**	**223,614,271**	**832,490,574**	**230,757,747**
40021000	GROSS PROFIT	794,198,287	185,880,007	814,421,466	189,844,826
40030000	**GENERAL EXPENSES**	**131,102,908**	**33,265,007**	**118,101,132**	**34,257,413**
40040000	**PROFIT (LOSS) BEFORE OTHER INCOME (EXPENSE), NET**	**663,095,379**	**152,615,000**	**696,320,334**	**155,587,413**
40050000	**OTHER INCOME (EXPENSE), NET**	**64,526,850**	**-16,134,151**	**209,018,963**	**46,607,212**
40060000	**OPERATING PROFIT (LOSS) (*)**	**727,622,229**	**136,480,849**	**905,339,297**	**202,194,625**
40070000	FINANCE INCOME	3,201,780,903	3,187,436,074	2,760,574,658	2,694,183,165
40070010	INTEREST INCOME	8,735,699	6,982,340	2,531,755	919,020
40070020	GAIN ON FOREIGN EXCHANGE, NET	3,177,253,693	3,176,950,896	2,737,359,857	2,689,914,669
40070030	GAIN ON DERIVATIVES, NET	15,791,511	3,502,838	20,683,046	3,349,476
40070040	GAIN ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40070050	OTHER FINANCE INCOME	0	0	0	0
40080000	FINANCE COSTS	3,235,272,207	3,195,929,568	2,765,465,397	2,713,226,020
40080010	INTEREST EXPENSE	39,586,484	11,356,831	46,010,506	18,597,466
40080020	LOSS ON FOREIGN EXCHANGE, NET	3,181,205,185	3,181,205,185	2,692,514,196	2,692,514,196
40080030	LOSS ON DERIVATIVES, NET	14,480,538	3,367,552	26,940,695	2,114,358
40080050	LOSS ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40080060	OTHER FINANCE COSTS	0	0	0	0
40090000	**FINANCE INCOME (COSTS), NET**	**-33,491,304**	**-8,493,494**	**-4,890,739**	**-19,042,855**
40100000	SHARE OF PROFIT (LOSS) OF ASSOCIATES AND JOINT VENTURES	706,710	861,226	4,797,607	2,733,538
40110000	**PROFIT (LOSS) BEFORE INCOME TAX**	**694,837,635**	**128,848,581**	**905,246,165**	**185,885,308**
40120000	INCOME TAX EXPENSE	864,896,062	206,322,610	902,645,687	214,646,089
40120010	CURRENT TAX	866,703,021	205,924,634	902,194,829	214,015,252
40120020	DEFERRED TAX	-1,806,959	397,976	450,858	630,837
40130000	**PROFIT (LOSS) FROM CONTINUING OPERATIONS**	**-170,058,427**	**-77,474,029**	**2,600,478**	**-28,760,781**
40140000	PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	0	0	0	0
40150000	**NET PROFIT (LOSS)**	**-170,058,427**	**-77,474,029**	**2,600,478**	**-28,760,781**
40160000	PROFIT (LOSS), ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-192,794	-19,892	-232,554	-61,730
40170000	PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT	-169,865,633	-77,454,137	2,833,032	-28,699,051

40180000	BASIC EARNINGS (LOSS) PER SHARE	0	0	0.00	0.00
40190000	DILUTED EARNINGS (LOSS) PER SHARE	0	-77,474,029.00	0.00	-28,760,781.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX)

CONSOLIDATED

FOR THE TWELVE AND THREE MONTHS ENDED 31 DECEMBER, 2013 AND 2012

AUDITED INFORMATION

(Thousand Pesos)

Previous Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40200000	**NET PROFIT (LOSS)**	**-170,058,427**	**-77,474,029**	**2,600,478**	**-28,760,781**
	DISCLOSURES NOT BE RECLASSIFIED ON INCOME				
40210000	PROPERTY REVALUATION GAINS	0	0	0	0
40220000	ACTUARIAL EARNINGS (LOSS) FROM LABOR OBLIGATIONS	247,376,029	247,376,029	-364,878,859	-364,878,859
40220100	SHARE OF INCOME ON REVALUATION ON PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
	DISCLOSURES MAY BE RECLASSIFIED SUBSEQUENTLY TO INCOME				
40230000	FOREING CURRENCY TRANSLATION	3,795,734	3,975,701	-1,838,204	2,475,525
40240000	CHANGES IN THE VALUATION OF FINANCIAL ASSETS HELD-FOR-SALE	3,098,404	-238,663	-10,125,912	-1,560,033
40250000	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
40260000	CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0	0	0
40270000	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
40280000	**OTHER COMPREHENSIVE INCOME**	**0**	**0**	**0**	**0**
40290000	**TOTAL OTHER COMPREHENSIVE INCOME**	**254,270,167**	**251,113,067**	**-376,842,975**	**-363,963,367**

40300000	**TOTAL COMPREHENSIVE INCOME**	**84,211,740**	**173,639,038**	**-374,242,497**	**-392,724,148**
40320000	COMPREHENSIVE INCOME, ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-194,571	0	-300,179	0
40310000	COMPREHENSIVE INCOME, ATTRIBUTABLE TO OWNERS OF PARENT	84,406,311	173,639,038	-373,942,318	-392,724,148

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

INFORMATIONAL DATA

CONSOLIDATED

FOR THE TWELVE AND THREE MONTHS ENDED 31 DECEMBER, 2013 AND 2012

AUDITED INFORMATION

(Thousand Pesos)

Previous Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
92000010	OPERATING DEPRECIATION AND AMORTIZATION	148,491,704	36,240,349	140,537,720	35,477,046

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME
INFORMATIONAL DATA (12 MONTHS)

CONSOLIDATED

AUDITED INFORMATION

(Thousand Pesos)

Previous Printing

REF	ACCOUNT / SUBACCOUNT	YEAR	
		CURRENT	PREVIOUS
92000030	REVENUE NET (**)	1,608,204,625	1,646,912,040
92000040	OPERATING PROFIT (LOSS) (**)	727,622,229	905,339,297
92000060	NET PROFIT (LOSS) (**)	-170,058,427	2,600,478
92000050	PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT(**)	-169,865,633	2,833,032
92000070	OPERATING DEPRECIATION AND AMORTIZATION (**)	148,491,704	140,537,720

(*) TO BE DEFINED BY EACH COMPANY
(**) INFORMATION LAST 12 MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2013**

STATEMENT OF CHANGES IN EQUITY

(THOUSAND PESOS)

CONSOLIDATED

AUDITED INFORMATION

Previous Printing

CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	PREMIUM ON ISSUANCE OF SHARES	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	RETAINED EARNINGS (ACCUMULATED LOSSES)		ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	NON-CONTROLLING INTERESTS	TOTAL EQUITY
						RESERVES	UNAPPROPRIATED EARNINGS (ACCUMULATED LOSSES)				
BALANCE AT JANUARY 1, 2012	49,604,835	0	0	0	178,730,591	977,760	-120,572,948	-6,562,223	102,178,015	998,632	103,176,647
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	0	0	0	0	0	0
DIVIDENDS	0	0	0	0	0	0	0	0	0	0	0
CAPITAL INCREASE (DECREASE)	0	0	0	0	0	0	0	0	0	0	0
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME	0	0	0	0	0	0	2,833,032	-376,775,350	-373,942,318	-300,179	-374,242,497
BALANCE AT DECEMBER 31, 2012	49,604,835	0	0	0	178,730,591	977,760	-117,739,916	-383,337,573	-271,764,303	698,453	-271,065,850
BALANCE AT JANUARY 1, 2013	49,604,835	0	0	0	178,730,591	977,760	-117,739,916	-383,337,573	-271,764,303	698,453	-271,065,850
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	24,370	0	0	24,370	0	24,370
DIVIDENDS	0	0	0	0	0	0	0	0	0	0	0
CAPITAL INCREASE (DECREASE)	65,000,000	0	0	0	-63,416,900	0	0	0	1,583,100	0	1,583,100
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME	0	0	0	0	0	0	-169,865,633	254,271,944	84,406,311	-194,571	84,211,740
BALANCE AT DECEMBER 31, 2013	114,604,835	0	0	0	115,313,691	1,002,130	-287,605,549	-129,065,629	-185,750,522	503,882	-185,246,640

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENT OF CASH FLOWS

FOR THE TWELVE MONTHS ENDED 31 DECEMBER, 2013 AND 2012

CONSOLIDATED

AUDITED INFORMATION **(Thousand Pesos)** **Previous Printing**

REF	ACCOUNT/SUBACCOUNT	CURREENT YEAR Amount	PREVIOUS YEAR Amount
OPERATING ACTIVITIES			
50010000	**PROFIT (LOSS) BEFORE INCOME TAX**	**694,837,635**	**905,246,165**
50020000	+(-) ITEMS NOT REQUIRING CASH	0	0
50020010	+ ESTIMATE FOR THE PERIOD	0	0
50020020	+ PROVISION FOR THE PERIOD	0	0
50020030	+(-) OTHER UNREALISED ITEMS	0	0
50030000	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	193,389,912	153,183,264
50030010	DEPRECIATION AND AMORTISATION FOR THE PERIOD	148,491,704	140,537,720
50030020	(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	-768,000	0
50030030	+(-) LOSS (REVERSAL) IMPAIRMENT	25,608,835	0
50030040	(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	-706,710	-4,797,607
50030050	(-) DIVIDENDS RECEIVED	-914,116	-685,704
50030060	(-) INTEREST RECEIVED	0	0
50030070	(-) EXCHANGE FLUCTUATION	0	0
50030080	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	21,678,199	18,128,855
50040000	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	40,721,532	6,737,261
50040010	(+) ACCRUED INTEREST	39,303,943	45,738,584
50040020	(+) EXCHANGE FLUCTUATION	3,308,300	-40,561,801
50040030	(+) DERIVATIVE TRANSACTIONS	0	0
50040040	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	-1,890,711	1,560,478
50050000	**CASH FLOWS BEFORE INCOME TAX**	**928,949,079**	**1,065,166,690**
50060000	CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	-738,612,557	-851,836,348
50060010	+(-) DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE	5,401,035	22,597,978
50060020	+(-) DECREASE (INCREASE) IN INVENTORIES	-66,930	-11,829,418
50060030	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-11,065,732	-5,759,210
50060040	+(-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	45,231,742	8,200,280
50060050	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	91,110,120	60,249,279
50060060	+(-) INCOME TAXES PAID OR RETURNED	-869,222,792	-925,295,257
50070000	**NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES**	**190,336,522**	**213,330,342**
INVESTING ACTIVITIES			
50080000	NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	-244,196,356	-199,337,041
50080010	(-) PERMANENT INVESTMENTS	0	0
50080020	+ DISPOSITION OF PERMANENT INVESTMENTS	0	0
50080030	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-245,627,554	-197,508,998
50080040	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
50080050	(-) TEMPORARY INVESTMENTS	0	0
50080060	+ DISPOSITION OF TEMPORARY INVESTMENTS	2,869,883	0
50080070	(-) INVESTMENT IN INTANGIBLE ASSETS	0	0
50080080	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
50080090	(-) ACQUISITIONS OF VENTURES	0	0
50080100	+ DISPOSITIONS OF VENTURES	0	0
50080110	+ DIVIDEND RECEIVED	0	0
50080120	+ INTEREST RECEIVED	0	0
50080130	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
50080140	-(+) OTHER INFLOWS (OUTFLOWS) OF CASH	-1,438,685	-1,828,043
FINANCING ACTIVITIES			
50090000	NET CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	10,258,942	-10,556,881
50090010	+ BANK FINANCING	119,346,432	281,983,926
50090020	+ STOCK MARKET FINANCING	117,608,601	95,912,223
50090030	+ OTHER FINANCING	0	0
50090040	(-) BANK FINANCING AMORTISATION	-160,206,279	-320,457,448
50090050	(-) STOCK MARKET FINANCING AMORTISATION	-30,939,812	-21,406,516
50090060	(-) OTHER FINANCING AMORTISATION	0	0
50090070	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	1,583,100	0
50090080	(-) DIVIDENDS PAID	0	0
50090090	+ PREMIUM ON ISSUANCE OF SHARES	0	0
50090100	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
50090110	(-) INTEREST EXPENSE	-37,133,100	-46,589,066
50090120	(-) REPURCHASE OF SHARES	0	0
50090130	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENT OF CASH FLOWS

FOR THE TWELVE MONTHS ENDED 31 DECEMBER, 2013 AND 2012

CONSOLIDATED

AUDITED INFORMATION

(Thousand Pesos)

Previous Printing

REF	ACCOUNT/SUBACCOUNT	CURREENT YEAR	PREVIOUS YEAR
		Amount	Amount
50100000	**NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS**	**-43,600,892**	**3,436,420**
50110000	**EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS**	**5,111,720**	**821,924**
50120000	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	119,234,891	114,976,547
50130000	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	**80,745,719**	**119,234,891**

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

April 30, 2014

Analysis and Review on the Administration of the Operations and Financial Results of Petróleos Mexicanos (the Company)

Fourth Quarter 2013 Summary

Total revenues from sales and services amounted to $409.5 billion.

Crude oil production averaged 2,523 thousand barrels per day (Mbd).

EBITDA totaled $197.9 billion (U.S. $15.1 billion).

Taxes and duties paid decreased by 3.9%, amounting to $206.3 billion (U.S. $15.8 billion).

PEMEX recorded a net loss of $77.5 billion (U.S. $5.9 billion).

2013 Summary

Total revenues from sales and services amounted to $1,608.2 billion.

Crude oil production averaged 2,522 Mbd.

EBITDA amounted to $992.2 billion (U.S. $75.9 billion), a 13.5% decrease as compared to 2012, primarily due to adjustments to the actuarial calculation method of the net cost of employee benefits.

Taxes and duties paid decreased by 4.2%, amounting to $864.9 billion (U.S. $66.1 billion), primarily due to a 3.3% decrease in the price of the Mexican crude oil basket.

PEMEX recorded a net loss of $170.1 billion (U.S. $13.0 billion).

OPERATIONAL RESULTS

Total Revenues from Sales and Services

During the fourth quarter of 2013, revenues from sales and services totaled $409.5 billion (U.S. $31.3 billion), a 2.6% decrease as compared to the same period of 2012, primarily as a result of:

- a 65.5% decrease in fuel oil domestic sales, primarily due to a 53.3% reduction in sales volume and a decline of 7.3% in its price; and
- a 4.6%, or $8.4 billion decrease in exports, mainly due to a 4.7% decline in the average price of the Mexican crude oil basket, from U.S.$96.36 per barrel in the fourth quarter of 2012, to U.S.$91.84 per barrel in the same period in 2013. As well as by a 5.4% decrease in the volume of crude oil exports, amounting to 1,234 Mbd.

These decreases were partially offset by:

- a 10.0% increase in domestic sales of gasoline, excluding the accrued amount of IEPS credit ; and
- a 20.6% increase in domestic sales of gas, mainly due to a 77.0% rise in its price.

During 2013, the decrease in international reference prices of crude oil and refined products negatively impacted sales. On the other hand, the decrease in costs was less than the decrease in revenues, due to rising costs that affected the entire industry and to certain fixed costs to which PEMEX was subject.

From January to December, 2013, revenues from sales and services decreased by 2.4%, or $38.7 billion, as compared to sales revenues recorded in 2012, primarily due to:

- an 11.0% decrease in exports, mainly due to a 3.3% decrease in the average price of the Mexican crude oil basket from U.S.$101.86 per barrel in 2012, to U.S.$98.54 per barrel in 2013;
- a 5.3% decrease in the volume of crude oil exports, due to a rise in domestic processing; and
- a 29.4% decrease in fuel oil domestic sales, primarily due to an 11.7% reduction in sales volume and a 10.9% decline in price;

The previous was partially offset by:

- a 9.7% increase in domestic sales of gasoline, excluding the accrued amount of IEPS credit;
- a 38.1% increase in domestic sales of gas, mainly due to a 58.7% rise in its price, and a 2.2% increase in sales volume; and
- a 9.3% increase in domestic sales of diesel, mainly driven by a 12.0% increase in its price.

Cost of Sales

A 3.1% decrease in cost of sales was recorded during the fourth quarter of 2013, as compared to the same period of 2012, primarily due to a 15.2%, or $17.1 billion decrease in purchases for resale, due to lower international reference prices and to a decrease in import volumes of refined products.

The previous was partially offset by a 27.2%, or $9.5 billion increase in operating expenses, and an 11.6%, or $2.0 billion increase in preservation and maintenance expenses.

In addition, distribution and transportation expenses increased by 5.6% or $0.5 billion, while administrative expenses decreased by 5.6% or $1.5 billion.

During the fourth quarter of 2013, the net cost of employee benefits recorded under cost of sales and under general expenses decreased by 12.0%, or $3.2 billion, due to adjustments to the actuarial calculation method and a fluctuation in the discount rate from 6.90% to 8.45%

During 2013, a 2.2%, or $18.5 billion decrease in cost of sales was recorded, primarily due to a 9.7%, or $39.3 billion decrease in purchases for resale, due to both, lower international reference prices and a decrease in import volumes of refined products.

This decrease was partially offset by a 12.6%, or $13.6 billion increase in operating expenses, and a 30.1%, or $11.5 billion, increase in the net cost of employee benefits during the period.

In addition, distribution and transportation expenses increased by 13.9%, while administrative expenses increased by 10.1%, or $9.0 billion.

During 2013, the net cost of employee benefits recorded under the cost of sales and under general expenses increased by 19.4%, or $18.7 billion due to adjustments to the actuarial calculation method intended to reflect the current economic and financial environment, as well as adjustments in the seniority level of employees. Moreover, depreciation and amortization increased by 5.5%, or $7.8 billion, as compared to 2012.

Other Revenues (Expenses)

The sum of other revenues and expenses during the fourth quarter of 2013 represented a $16.1 billion expense, as compared to revenues for $46.6 billion during the same period of 2012. This variation was primarily due to:

- the combined effect of a $34.6 billion decrease in the accrued amount of IEPS credit, and a $27.3 billion expense as a result of an update in the valuation method of fixed assets as of December 31, 2013, mainly located in the Integral Burgos asset.

The sum of other revenues and expenses during 2013 represented a $64.5 billion revenue, as compared to revenues for $209.0 billion during 2012. This decrease was primarily due to the combined effect of a $119.6 billion decrease in the accrued amount of IEPS credit, and a $27.3 billion expense that resulted from an update in the valuation method of fixed assets as of December 31, 2013.

Financing (cost) Result

During the fourth quarter of 2013, the financing result recorded a positive variation as compared to the same period in 2012, primarily due to a $7.2 billion reduction in interest expense and a $6.1 billion increase in interest income.

During 2013, the financing result recorded a positive variation of 40.6%, primarily due to an $18.9 billion decrease in interest expense, as a result of a decrease in cost of financial derivatives.

Exchange Rate Variation

During the fourth quarter of 2013, the foreign exchange loss increased by $1.7 billion, due to exchange rate fluctuation and financing activities.

During 2013, PEMEX recorded a foreign exchange loss of $4.0 billion, as compared to an exchange gain of $44.8 billion in 2012. In addition, the Mexican peso recorded a 0.5% depreciation against the U.S. dollar during 2013, as compared to a 7.0% appreciation of the peso recorded during 2012.

Net (loss) Income

During the fourth quarter of 2013, PEMEX recorded a net loss of $77.5 billion. This was primarily due to:

- a 2.4% decrease in the price of regular gasoline in the U.S. Gulf of Mexico, which directly affected PEMEX's gasoline sale price; and
- a $27.3 billion expense, as a result of an update in the valuation method of fixed assets as of December 31, 2013, which were located primarily in the Integral Burgos business unit.

The previous was partially offset by a 3.8%, or $8.3 billion decrease in taxes and duties, due to a 4.7% decrease in the average price of the Mexican crude oil basket.

Moreover, during 2013, PEMEX recorded a net loss of $170.1 billion. This was primarily due to:

- a 3.3% decline in the average price of the Mexican crude oil basket;
- a 5.4% decrease in crude oil exports;
- a 3.2% decline in the price of regular gasoline in the U.S. Gulf of Mexico; which directly affected PEMEX's gasoline sale price; and
- a 2.0% decrease in sales volume of gasoline.

This was partially offset by a 4.2%, or $37.8 billion decrease in taxes and duties, primarily due to a 3.3% reduction in the average price of the Mexican crude oil basket.

Current Assets

As of December 31, 2013, current assets decreased by 16.1%, or $51.2 billion as compared to December 31, 2012. This decrease was primarily as a result of a reduction in cash and cash equivalents, as well as in accounts and notes receivable.

Property, Plant and Equipment

Property, plant and equipment totaled $1,721.6 billion, recording a 3.8% increase as compared to December 31, 2012, amounting to $1,658.7 billion.

Current Liabilities

Current liabilities increased by 9.9%, or $23.4 billion, as compared to December 31, 2012, as a result of a $45.2 billion increase in suppliers' liabilities.

OPERATING RESULTS AS OF DECEMBER 31, 2013

Crude Oil Production

During the fourth quarter of 2013, total crude oil production averaged 2,523 Mbd, a 1.5% decrease as compared to the same period of 2012. This decrease was primarily due to:

- a 2.4% decrease in production of heavy crude oil due to an increase in the fractional water flow of wells and a natural decline in production at the fields of the Cantarell Business Unit in the Northeastern Marine region; and
- a 6.4% decrease in production of extra-light crude oil, primarily due to a natural decline in production at the Delta del Grijalva project in the Southern region, as well as an increase in the fractional water flow of wells of the Pijije and Sen projects in the Southern region.

The previous was partially offset by a 2.0% increase in light crude oil production at the Kuil, Onel, Chuhuk and Tsimsin fields in the Southwestern Marine region, at the Kambesah field in the Northeastern Marine region and at the Gasífero field in the Northern region.

We would highlight that the Kuil and Gasífero fields began their production during the second half of 2012, the Kambesah and Onel fields began their production during the first quarter of 2013, and the Chuhuk field began its production during the second quarter of 2013. As of December 2013, this group of fields reached an average production of 171 Mbd.

During 2013, PEMEX faced operating challenges in its exploration and production activities that nowadays have become characteristic for the industry worldwide, including greater complexity, decreased volumes and higher technological and capital requirements.

During 2013, crude oil production totaled 2,522 Mbd, a decrease of 26 Mbd as compared to 2012, primarily due to:

- a 1.4% decrease in production of heavy crude oil due to a natural decline in production of fields in the Cantarell Business Unit, and an increase in the fractional water flow of its wells; and
- a 5.7% decrease in production of extra-light crude oil, primarily due to a natural decline in production of fields of the Delta del Grijalva and Crudo Ligero Marino projects.

This decrease was partially offset by a 1.6% increase in light crude oil production at the Kuil, Onel and Chuhuk fields of the Abkatún-Pol Chuc Business Unit and the Tsimín field of the Litoral de Tabasco Business Unit in the Southwestern Marine region, at the Kambesah field of the Cantarell Business Unit in the Northeastern Marine region and at the Gasífero field of the Veracruz Business Unit in the Northern region.

Natural Gas Production

During the fourth quarter of 2013, natural gas production (not including nitrogen) increased by 1.6%, as compared to the same quarter of 2012, primarily as a result of a 6.5% increase in associated gas production at the Ku-Maloob-Zaap Business Unit in the Northeastern Marine region, at the Abkatún-Pol-Chuc Business Unit in the Southwestern Marine region, and at the Bellota-Jujo Business Unit in the Southern region.

This increase was partially offset by an 8.8% decline in non-associated gas production during the period caused by a scheduled reduction in drilling activities and the completion of wells of the Veracruz and Burgos Business Units in the Northern region.

During 2013, natural gas production remained stable, totaling 5,679 MMcfd, primarily due to an increase in associated gas production at the Ku Maloob Zaap, Abkatún-Pol-Chuc and Burgos Business Units, highlighting the development of the Nejo field in Burgos.

This increase was partially offset by a decrease in non-associated gas production due to a natural decline in production at the fields of the Veracruz Business Unit.

Gas Flaring

During the fourth quarter of 2013, gas flaring increased by 18 MMcfd, primarily due to:

- installations made at the Akal-J2 and Akal-C8 platforms of the Cantarell Business Unit in the Northeastern Marine region; and
- programmed maintenance at plant number 1 of the Cd. PEMEX Gas Processing Center in the state of Tabasco.

As a result, natural gas use as a percentage of production was 96.9% during the fourth quarter of 2013.

During 2013, gas flaring represented 2.2% over total gas produced. As a result, natural gas use as a percentage of production was 97.8% during the year.

In addition, during 2013, average gas flaring was approximately 124 MMcfd, which was well below the maximum gas flaring limit of 214.8 MMcfd set by the National Hydrocarbons Commission in an effort to reduce gas flaring.

Crude Oil Processing

During the fourth quarter of 2013, total crude oil processing decreased by 2.1%, as compared to the same period of 2012, primarily explained by programmed maintenance cycles, and non-programmed overhaul works.

The ratio of heavy crude oil to total crude oil processed by the National Refining System (NRS) increased by 2.7 percentage points, primarily as a result of the increase of Maya crude oil processed at the Minatitlán refinery.

PEMEX's usage of its primary distillation capacity decreased by 1.1 percentage points, due to programmed maintenance cycles, as well as to non-programmed overhaul projects.

During 2013, total crude oil processing amounted to 1,222 Mbd, a 1.9% increase as compared to 2012, primarily explained by the increase in crude oil processed at the Minatitlán refinery, which resulted from the improved operating performance of the plants that were overhauled at this refinery.

The ratio of heavy crude oil to total crude oil processed by the NRS was 40.3%, as part of an effort to reduce and dislodge the production of heavy distillates in PEMEX's refineries in the central part of the country.

As a result, during 2013, PEMEX's usage of its primary distillation capacity increased by 1.5 percentage points, as compared to 2012, to 73.1% of its total capacity.

Production of Petroleum Products

During the fourth quarter of 2013, total petroleum products output increased by 2.5%, as compared to 2012, due to an increase in production of automotive gasoline, diesel and liquefied petroleum gas (LPG), while fuel oil production decreased by 20 Mbd. The previous is primarily due to the fact that the Minatitlán refinery came into operation and to the stabilization of its processes, which thereby increased the output of greater value-added products.

During the fourth quarter of 2013, PEMEX's NRS recorded a negative variable refining margin of U.S. $1.40 per barrel, U.S. $5.49 per barrel below the margin recorded during the fourth quarter of 2012. This decrease was primarily due to the fluctuation of crude oil and derivatives prices in the international markets, as the volume of distillates production increased during the period as compared to the same period of 2012.

During 2013, total petroleum products output increased by 3.7%, as compared to 2012, mainly due to increases in the output of products such as automotive gasoline, diesel and jet fuel, while recording a decrease in fuel oil production.

The NRS's operating performance has improved as a result of an increase in heavy crude oil processing, a greater output of lighter and middle distillate products as well as greater usage of its capacity. Nevertheless, by the end of 2013, the NRS recorded a negative variable refining margin of U.S. $1.84 per barrel, from U.S. $0.01 per barrel by the end of 2012. This is broadly explained by the behavior of international prices of oil and refined products.

Natural Gas Processing and Production

During the fourth quarter of 2013, natural gas processing increased by 6.6%, in response to the increased availability of sour wet gas from the marine regions, as well as an increased supply of sweet wet gas from the Northern region.

Condensates processing increased by 25.8%, as compared to the fourth quarter of 2012, due to an increase in the supply of sweet condensates in the Northern region, as well as to increased availability of sour condensates in the marine regions.

As a result, dry gas production increased by 4.8% or 166 MMcfd, as compared to the fourth quarter of 2012, while natural gas liquids production increased by 9.5%, or 31 Mbd, during the period.

During 2013, natural gas processing increased by 0.5%, as compared to 2012, in response to the increased availability of sweet wet gas from the Northern region.

In addition, condensates processing increased by 1.3%, due to an increase in the supply of sweet condensates in the Northern region.

As a result, dry gas production increased by 1.8% or 65 MMcfd, while natural gas liquids production recorded a decrease of 1.0%, due to a decrease in the supply of sour wet gas in the marine regions.

Petrochemicals Production

During the fourth quarter of 2013, the production of petrochemical products increased by 13.5%, or 154 thousand tons (Mt), as compared to the same period of 2012, primarily due to the following:

- a 66 Mt increase in production in the aromatics and derivatives chain due to the stabilization of the continuous catalytic regeneration (CCR) plant and regularized operations of plants involved in the production of aromatics at the Cangrejera complex. The increase in production in this chain also resulted in an increase in production of other petrochemicals, including benzene, toluene and xylene (BTX);
- a 4 Mt increase in production in the ethane derivatives chain due to an increased output of ethylene and high-density polyethylene; and
- a 19 Mt increase in production in the propylene and derivatives chain, due to greater production of propylene and to the stabilization of the acrylonitrile producer plant.

This increase was partially offset by a 14 Mt decrease in production in the methane derivatives chain, mainly of ammonia, in response to a decline in demand for this product as a result of adverse weather conditions that impacted agricultural zones in the northeastern portion of the country.

During 2013, the production of petrochemical products amounted to 5,455 Mt, a 12.5% increase as compared to 2012. This increase is primarily explained by a 442 Mt increase in production in the aromatics and derivatives chain due to the stabilization of the CCR plant and regularized operations of plants involved in the production of aromatics at the Cangrejera complex. The increase in production in this chain also resulted in an increase in production of other petrochemicals, including hydrogen, pentanes and BTX.

This increase was partially offset by:

- an 18 Mt decrease in production in the methane derivatives chain, mainly of ammonia, in response to a decline in demand for this product, as a result of adverse weather conditions that impacted agricultural zones in the country;
- a 136 Mt decrease in production in the ethane derivatives chain due to the fact that production from the Pajaritos Petrochemical Complex was transferred to the joint venture between Pemex-Petrochemicals and the company, Petroquímica Mexicana de Vinilo, S.A. de C.V. in September 2013. As a result, vinyl chloride and ethylene production is no longer on our records. Additionally, linear low-density polyethylene production decreased due to non-programmed shutdowns; and
- a decrease in production in the propylene and derivatives chain, due to lower production of propylene, which was partially offset by an increase in the production of acrylonitrile.

CONSOLIDATED BALANCE SHEET, LIQUIDITY AND CAPITAL RASING

Equity Structure

As of December 31, 2013, PEMEX recorded a negative equity totaling $185.3 billion, as compared to the negative equity of $271.1 billion recorded as of December 31, 2012.

Liquidity Management

As of December 31, 2013, Petróleos Mexicanos holds liquidity management credit lines for $10.0 billion and U.S.$2.5 billion. As of December 31, 2013, U.S. $135.0 million were disbursed; as a result, 95.9% of these lines are still available to PEMEX.

Debt

The following information reflects PEMEX's total debt as of December 31, 2012 and as of December 31, 2013:

	Balance as of	
	Dec. 31, 2012	Dec. 31, 2013
	(Billion Pesos)	
Short-term	$114.2	$90.7
Long-term	$672.6	$750.6
Total debt	**$786.8**	**$841.3**

Financing Activities

The main financing activities carried out during the 2013 were:

Capital Markets

- On January 30, 2013, Petróleos Mexicanos issued U.S. $2.1 billion of its 3.50% Notes due in 2023; U.S. $100.0 million of these notes were allocated to the Asian market.

- On March 22, 2013, Petróleos Mexicanos reopened $2.5 billion of its Certificados Bursátiles (publicly traded notes) due 2017, at 28 days floating TIIE (Mexican Interbank Interest Rate) plus 18 basis points.
- On June 25, 2013, Petróleos Mexicanos reopened $2.5 billion of its Certificados Bursátiles originally issued in November 2012, due 2017 at 28 days floating rate TIIE plus 3 basis points.
- On July 18, 2013, Petróleos Mexicanos issued the following four series of securities for an aggregate amount of U.S.$3.0 billion:

i) U.S. $1.0 billion of its 3.50% Notes, at a fixed rate, due on July 18, 2018;
ii) U.S. $1.0 billion of its 4.875% Notes, at a fixed rate, due on January 18, 2024;
iii) U.S. $500 million of its Notes bearing interest at a floating rate 3-month LIBOR (London Interbank Offered Rate) plus 202 basis points, and maturing on July 18, 2018; and
iv) a reopening of U.S. $500 million of its 6.50% Bonds, at a fixed rate, due on June 2, 2041.

- On September 19, 2013, Petróleos Mexicanos issued $5.0 billion of its Certificados Bursátiles due on February 28, 2019, at 28 days floating TIIE rate plus six basis points.
- On September 26, 2013, Petróleos Mexicanos issued $10.4 billion of its Certificados Bursátiles due on September 12, 2024 at a fixed rate of 7.19%.
- On November 27, 2013, Petróleos Mexicanos issued €1.3 billion of its 3.125% Notes due 2020.
- On December 11, 2013, Petróleos Mexicanos issued $9.6 billion of its Certificados Bursátiles in reopenings of previous issuances:

i) Ps. 1.1 billion due on February 28, 2019 at 28 days floating TIIE rate plus 6 basis points.
ii) Ps. 8.5 billion due on September 12, 2024 with a 7.19% coupon.

The proceeds from these placements will be used to finance investment projects and for debt refinancing.

<u>Export Credit Agencies (ECAs).</u>

- On September 19, 2013, Petróleos Mexicanos issued U.S. $400 million of its 2.83% Notes at a fixed rate, due on February 15, 2024. These are structured bonds guaranteed by the U.S. Ex-Im Bank.
- On September 30, 2013, Petróleos Mexicanos issued U.S. $750 million bearing interest at a floating rate of LIBOR (London Interbank Offered Rate) plus 43 basis points, and maturing on February 15, 2024. These are also structured bonds guaranteed by the U.S. Ex-Im Bank.
- On November 4, 2013, Petróleos Mexicanos issued U.S. $350 million of its 2.29% Notes, at a fixed rate, due on February 15, 2024. These are also structured bonds guaranteed by the U.S. Ex-Im Bank.

<u>Publicly Financed Works Contracts (Contratos de Obra Pública Financiada, COPF)</u>

During 2013, Petróleos Mexicanos obtained U.S. $234.3 million through the Financed Public Works Contracts program of Pemex-Exploration and Production. These contracts are used for the exploitation of natural gas fields in the Burgos basin.

Cash flows from operating activities, financing and investment

As of December 31, 2013, the net cash flow from operating activities amounted to $190.3 billion, in contrast with $213.3 billion during the same period of 2012.

Cash and cash equivalents as of December 31, 2013, totaled $80.7 billion, as compared to $119.2 billion during the same period of 2012.

Treasury Policies

Regarding treasury policies, Petróleos Mexicanos seeks to have sufficient financial resources to meet its payment obligations and those of its subsidiary entities, as well as to promote the integration and consolidation of its cash position and projection.

In addition, Petróleos Mexicanos develops investment mechanisms of its financial resources to maintain favorable market conditions and ensure the best procurement terms provided by financial institutions.

The investment of resources of Petróleos Mexicanos treasury in pesos and dollars are based on the following policies:

Peso Funds

Petróleos Mexicanos, for its financial transactions, is bound to the observance and compliance with applicable regulations issued by the Federal Government. The Ministry of Finance provides guidelines to all Federal Government public-sector entities, for managing their funds stating that Petróleos Mexicanos may only invest in:

a) government securities;
b) financial transactions by the Federal Government;
c) demand deposits at commercial banks. The balance must not exceed 10% of the balance of the available funds;
d) balances with the Treasury; and
e) shares of capital stock of investment companies, whose investment objective are government securities.

It is important to mention that reports holding government instruments can only be made with financial institutions that obtain at least the following credit scores from the rating agencies:

National Scale	Fitch	Standard and Poor's	Moody's
Long Term	AA(mex)	mxAA	Aa2.mx

Dollar Funds

Investments in dollars must meet PEMEX'S operating and strategic requirements, and must be previously approved by Banco de México. Nowadays, PEMEX's investments in dollars are limited to operating accounts, short-term investment funds and fixed-term deposits. PEMEX's investments made in dollars are managed by Banco de México.

Cash and Cash Equivalents Currencies

Petróleos Mexicanos's cash and cash equivalents are primarily in pesos and dollars, since sale revenues are made in these currencies. At the same time, Petróleos Mexicanos makes payment of several expenses and debt in these currencies.

Relevant Capital Investment

Significant capital investments that were committed at the end of last fiscal year, by their nature, are described in Section 3) c) "credit information relevant" of the Annual Report as of December 31, 2012.

Tax Credits or Debits

In February 2010, the Administrative Taxation Service (Servicio de Administración Tributaria, SAT) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploración y Producción's financial statements for the fiscal year ended December 31, 2006 regarding federal contributions, the Value Added Tax (Impuesto al Valor Agregado, IVA) and the Ordinary Hydrocarbon Duty. On September 20, 2010, the SAT resolved and on September 22, 2010 notified Pemex-Exploration and Production that it owed an additional $4,575.2 million (including penalties and interest). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim (file 28733/10-17-03-7) against this resolution before the Tercera Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court). By agreements reached on November 20, 2013, the Regional Tribunal recognizes that a) pleas have been filed; b) agrees on changes to defendant Delegates; and c) declares closing of the proceedings and forwards the dossier to the Superior Tribunal as a result of exercising the option of becoming involved. The file is now in the First Section of the Superior Tribunal under case number 28733/10-17-03-7/1838/13-S1-05-04. Its conclusion is still pending.

In February 2010, the SAT notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions and the value added tax. On September 20, 2010, the SAT notified Pemex-Refining of a fiscal credit it owed amounting to $1,553.4 million, due to an omission of value added tax, including penalties and interest. On November 30, 2013, Pemex-Refining promoted an administrative claim against that resolution (file 28733/10-17-03-7) before the Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court. By agreements reached on November 20, 2013, the Regional Tribunal recognized that a) pleas have been filed; b) agrees on changes to defendant Delegates; and c) declares closing of the proceedings and forwards the dossier to the Superior Tribunal as a result of exercising the option of becoming involved. The file is now in the First Section of the Superior Tribunal under case number 28733/10-17-03-7/1838/13-S1-05-04. Its conclusion is still pending.

Internal Control

Petróleos Mexicanos' management is responsible for establishing and maintaining an adequate internal control system for financial reporting. This system is designed to provide reasonable assurance regarding the reliability of financial statement information and the preparation of financial statements in accordance with International Financial Reporting Standards (IFRS). The system of internal control over financial reporting includes those policies and procedures in order to:

(i) Make sure that the records reasonably consider necessary details, that these are accurate and complete, and reflect the transactions and movements of PEMEX's assets;

(ii) Provide reasonable assurance that all transactions have been registered for the preparation of the financial statements in accordance with IFRS and that PEMEX's expenses are made only in accordance with authorizations of the management and authorized staff given the right to by subsidiaries or entities concerned; and

(iii) To provide management staff a reasonable assurance regarding prevention and early detection of any acquisition, disposal or use of unauthorized assets that could affect PEMEX's financial statements.

For the proper performance of their duties, the Board of Directors of Petróleos Mexicanos counts with the Audit and Performance Evaluation Committee, that has within its powers, to establish a risk management system that can affect the situation and financial operations of Petróleos Mexicanos, and regularly report to the Council on follow-up. In addition, the Audit and Performance Evaluation Committee should inform the Board of Directors the status of the internal control system and propose their amendments.

In order to perform their functions, the Audit and Performance Evaluation verifies compliance with the goals, objectives, plans and programs of Petróleos Mexicanos, including the timing, terms and conditions of the commitments adopted, as well as the performance indicators; verifies and certifies the reasonableness and adequacy of accounting and financial reporting, and supervises the processes to design, integrate and disseminate the financial and accounting information, besides the audits to be conducted.

(Figures stated in thousands, except as noted)

NOTE 1—STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES:

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938 in accordance with a decree of the Mexican Congress stating that all foreign-owned oil companies in operation at that time in the United Mexican States ("Mexico") were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities (as defined below) are decentralized entities of the Federal Government of Mexico (the "Mexican Government") and together comprise the Mexican oil and gas industry.

The operations of Petróleos Mexicanos and its Subsidiary Entities (as defined below) are regulated mainly by the *Constitución Política de los Estados Unidos Mexicanos* (Political Constitution of the United Mexican States, or the "Mexican Constitution"), the *Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo* (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the "Regulatory Law"), the *Ley de Petróleos Mexicanos* (Petróleos Mexicanos Law) and the *Reglamento de la Ley de Petróleos Mexicanos* (Regulations to the Petróleos Mexicanos Law), which establish the state will be exclusively entrusted with the activities in the strategic areas of petroleum, hydrocarbons and basic petrochemicals through Petróleos Mexicanos and its Subsidiary Entities (as defined below).

The Petróleos Mexicanos Law, which was published in the *Diario Oficial de la Federación* (Official Gazette of the Federation) on November 28, 2008, establishes that the four Subsidiary Entities (as defined below) will continue carrying out their activities in accordance with their objectives, fulfilling the commitments they have already assumed in Mexico and abroad.

On March 21, 2012, the President of Mexico issued the *Decreto que tiene por objeto establecer la estructura, el funcionamiento y el control de los organismos subsidiarios de Petróleos Mexicanos* (Decree to establish the structure, operation and control of the subsidiary entities of Petróleos Mexicanos, or the "Subsidiary Entities Decree"), which was published in the Official Gazette of the Federation and became effective as of the following day.

Under the Subsidiary Entities Decree:

- Petróleos Mexicanos continues to have the authority to direct the central planning and strategic management of the Subsidiary Entities (as defined below) in accordance with the Petróleos Mexicanos Law, and to provide general corporate services of an administrative and technical nature, as requested by the Subsidiary Entities (as defined below);

(Figures stated in thousands, except as noted)

- the Subsidiary Entities (as defined below) will continue to undertake all activities related to technical and industrial operations that are strictly productive and commercial in nature, in accordance with their purpose;
- the organization continues to allocate the duties to each Subsidiary Entity (as defined below) in accordance with the rationale of distributing core activities of a productive character as referred to in the Petróleos Mexicanos Law;
- the activities related to petrochemical products, as opposed to basic petrochemicals, must be undertaken by the Subsidiary Entities (as defined below), and such products will continue to be manufactured by Pemex-Petrochemicals (as defined below), notwithstanding undertakings by the private sector; and
- the activities, operations or services required by the Subsidiary Entities (as defined below) for carrying out their respective objectives may be undertaken by companies owned by Petróleos Mexicanos, the Subsidiary Entities (as defined below) or both. With respect to any activities not reserved exclusively for the State, the Subsidiary Entities (as defined below) may enter into alliances or partnerships with third parties.

In addition, on September 4, 2009, the Board of Directors of Petróleos Mexicanos (the "Board") approved the *Estatuto Orgánico* (Organic Statute) of Petróleos Mexicanos, which became effective on September 25, 2009 and has since been modified on August 9, 2010, August 2, 2011, February 23, 2012, March 27, 2013 and September 30, 2013.

On March 28, 2013, the Organic Statutes of each Subsidiary Entity (as defined below) was published in the Official Gazette of the Federation. These Organic Statutes establish the structure, organizational basis and functions of the administrative units of each of the Subsidiary Entities (as defined below), and also delineate the duties and internal regulations of their respective Boards of Directors.

The Subsidiary Entities are decentralized entities of a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names and are grouped in accordance with the areas delineated by the Secretary of Energy. The Subsidiary Entities are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities, of which Petróleos Mexicanos owns 100% of the equity, are:

- Pemex-Exploración y Producción ("Pemex-Exploration and Production");
- Pemex-Refinación ("Pemex-Refining");
- Pemex-Gas y Petroquímica Básica ("Pemex-Gas and Basic Petrochemicals"); and

- Pemex-Petroquímica ("Pemex-Petrochemicals").

The principal objectives of the Subsidiary Entities are as follows:

I. Pemex-Exploration and Production explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;

II. Pemex-Refining refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

III. Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids and artificial gas, derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products; additionally, this entity stores, transports, distributes and markets basic petrochemicals; and

IV. Pemex-Petrochemicals processes industrial petrochemicals other than basic petrochemicals and stores, distributes and markets secondary petrochemicals.

For purposes of these consolidated financial statements, any capitalized name or term that is not defined herein will have the meaning attributed to it in the Regulatory Law or in the Petróleos Mexicanos Law.

On December 12, 2013, the Permanent Commission of the Mexican Congress approved amendments to Articles 25, 27 and 28 of the Mexican Constitution, which were subsequently approved by a majority of Mexico's state legislatures and signed into law by President Peña Nieto. On December 20, 2013, these amendments were published as the *Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía* (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters, or the "Energy Reform Decree") in the Official Gazette of the Federation and took effect on December 21, 2013. The Energy Reform Decree includes transitional articles that set forth the general framework for the secondary legislation or implementing laws, which have not been enacted as of the date of these consolidated financial statements.

The key features of the Energy Reform Decree with respect to the hydrocarbons sector in Mexico and PEMEX's operations are the following:

- *Ownership by Mexican Nation*: Solid, liquid and gaseous hydrocarbons located in the subsoil of Mexico remain the property of the Mexican nation.

- *Private Sector Participation*: The Mexican Government will carry out the exploration and extraction of hydrocarbons in Mexico through assignments to "productive state-owned companies" (as described below) or through agreements with such productive state-owned companies or with private sector companies. As part of the secondary legislation to be adopted, the Mexican Congress must make the necessary adjustments to the legal framework regulating the contractual regime for exploration and extraction activities, which may include the creation of licenses, service contracts, profit-sharing contracts and production-sharing contracts.

- *Conversion*: Petróleos Mexicanos will be converted from a decentralized public entity to a productive state-owned company within two years from the enactment of the Energy Reform Decree. During the two-year transition period, PEMEX will be entitled to be awarded the assignments and agreements mentioned above. As a productive state-owned company, Petróleos Mexicanos' corporate purpose will be to create economic value and increase the income of the Mexican nation while adhering to principles of equity as well as social and environmental responsibility, and it will be granted technical, managerial and budgetary autonomy, subject to certain controls. The Mexican Government will continue to control Petróleos Mexicanos once it is converted to a productive state-owned company.

- *Round Zero*: Pursuant to the Energy Reform Decree, PEMEX has requested that the *Secretaría de Energía* (Ministry of Energy) assign to it certain exploration and extraction areas in which it currently operates, based on its operational capabilities. Any such areas that it does not request or are not assigned to it will be subject to a bidding process that will be open to participation by private sector companies.

- *Booking of Reserves*: Productive state-owned companies and private companies will be allowed to report assignments or contracts and the corresponding expected benefits for accounting and financial purposes, with the understanding that any solid, liquid or gaseous hydrocarbons that are in the subsoil will remain the property of the Mexican nation.

- *Pipeline System*: The *Centro Nacional de Control del Gas Natural* (National Center of Natural Gas Control), a decentralized public entity of the Mexican Government, will be created to own and operate the national gas pipeline system and storage infrastructure. Pursuant to the applicable secondary legislation, Pemex-Gas and Basic Petrochemicals will transfer and assign to the National Center of Natural Gas Control the assets and contracts necessary for it to manage this system and infrastructure.

- *Regulatory Oversight and Authority*: The Ministry of Energy, the *Comisión Nacional de Hidrocarburos* (National Hydrocarbons Commission, or the "NHC") and the *Comisión Reguladora de Energía* (Energy Regulatory Commission) will be granted additional technical and administrative authority over certain of PEMEX's operations and the energy sector generally. In addition, the Ministry of Energy will be granted the authority to issue permits for oil treatment and refining, and for natural gas processing, activities which are currently reserved to PEMEX.

As of the date of these consolidated financial statements, PEMEX does not know what the scope of the secondary legislation will be. Accordingly, it cannot currently predict what specific effects these developments may have, although they will likely result in significant changes to PEMEX's structure and have a material effect on its results of operations and financial position.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities created by the predecessor statute to the *Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios* (Organic Law of Petróleos Mexicanos and the Subsidiary Entities), whereas the Subsidiary Companies are companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated. In addition, unlike the Subsidiary Entities, the Subsidiary Companies are not decentralized entities and are managed as private corporations. The "Subsidiary Companies" are defined as those companies which are controlled by PEMEX (see Note 3(a)).

"Associates", as used herein, means thosecompanies in which Petróleos Mexicanos does not have effective control (see Note 3(a)).

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as "PEMEX".

PEMEX's address and its principal place of business is:

Av. Marina Nacional No. 329
Col. Petróleos Mexicanos
Delegación Miguel Hidalgo
México, D.F. 11311
México

(Figures stated in thousands, except as noted)

NOTE 2—BASIS OF PREPARATION:

(a) Statement of compliance

PEMEX prepared its consolidated financial statements as of December 31, 2013 and 2012, and for the years ended December 31, 2013, 2012 and 2011, in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

On April 14, 2014, these consolidated financial statements under IFRS and the notes thereto were authorized for issuance by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Accounting and Fiscal Matters and C. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

These consolidated financial statements and the notes thereto were approved by the Board on April 30, 2014 pursuant to the terms of Article 104 Fraction III, paragraph a, of the Mexican *Ley del Mercado de Valores* (Securities Market Law), and of Article 33 Fraction I, paragraph a, section 3 and Article 78 of the general provisions applicable to Mexican securities issuers and other participants in the Mexican securities market.

(b) Basis of measurement

These consolidated financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model, amortized cost or present value. The principal items measured at fair value are derivative financial instruments. The principal items measured at amortized cost are loans held to maturity, while the principal item measured at present value is the provision for employee benefits.

(c) Functional and reporting currency and translation of financial statements of foreign operations

These consolidated financial statements are presented in Mexican pesos, which is both PEMEX's functional currency and reporting currency, due to the following:

(i) the economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

(ii) PEMEX is an entity owned and regulated by the Mexican Government; accordingly, PEMEX's budget is subject to legislative approval and is included in the Mexican annual budget, which is published in pesos;

(iii) benefits to employees were approximately 50% and 56% of PEMEX's total liabilities as of December 31, 2013 and 2012, respectively. The reserve maintained to meet these obligations is computed, denominated and payable in Mexican pesos; and

(iv) cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the prices of several products are based on international U.S. dollar-indices, domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and recorded in Mexican pesos.

Mexico's monetary policy regulator, the *Banco de México*, requires that Government entities other than financial entities sell their foreign currency to the *Banco de México* in accordance with its terms, receiving Mexican pesos in exchange, which is the legal currency in Mexico.

Translation of financial statements of foreign operations

The financial statements of foreign subsidiaries and associates are translated into the reporting currency by identifying if the functional currency is different from the currency for recording the foreign operations. If the currencies for a foreign transaction are different, then the currency for recording the foreign transaction is first translated into the functional currency and then translated into the reporting currency using the year-end exchange rate for assets and liabilities reported in the consolidated statements of financial position, the historical exchange rate at the date of the transaction for equity items and the weighted average exchange rate for income and expenses reported in the statement of comprehensive income of the period.

(d) Terms definition

References in these consolidated financial statements and the related notes to "pesos" or "Ps." refers to Mexican pesos, "U.S. dollars" or "U.S. $" refers to dollars of the United States of America, "yen" or "¥" refers to Japanese yen, "euro" or "€" refers to the legal currency of the European Economic and Monetary Union, "Pounds sterling" or "£" refers to the legal currency of the United Kingdom, "Swiss francs" or "CHF" refers to the legal currency of the Swiss Confederation, "Canadian dollars" or "CAD" refers to the legal currency of Canada and "Australian dollars" or "AUD" refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES:

The preparation of the consolidated financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these consolidated financial statements, as well as the recorded amounts of income and expenses during the year.

Significant estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which any estimates are revised and in any future periods affected by such revision.

In particular, information about assumptions, estimation uncertainties and critical accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described in the following notes:

- Note 3(d) Financial instruments
- Note 3(h) Wells, pipelines, properties, plant and equipment; Successful efforts method of accounting
- Note 3(j) Impairment of non-financial assets
- Note 3(l) Provisions
- Note 3(m) Employee benefits
- Note 3(n) Taxes and Federal Duties; Deferred Taxes
- Note 3(p) Contingencies

Actual results could differ from those estimates and assumptions.

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of its consolidated financial statements:

(a) Basis of consolidation

The consolidated financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies.

Investment in subsidiaries

The Subsidiary Entities and Subsidiary Companies are those controlled by Petróleos Mexicanos. Control requires exposure or rights to variable returns and the ability to affect those returns through power over a company. The Subsidiary Entities and Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

The consolidated Subsidiary Entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals.

The consolidated Subsidiary Companies are companies that are 100% owned by Petróleos Mexicanos (with the exception of Pemex Finance, Ltd. ("FIN") and P.M.I. Comercio Internacional, S.A. de C.V. ("PMI CIM")), and are as follows: PMI CIM[(i)]; P.M.I. Trading, Ltd. ("PMI Trading")[(i)]; P.M.I. Holdings North America, Inc. ("PMI HNA")[(i)]; P.M.I. Holdings Petróleos España, S.L. ("PMI HPE")[(i)]; P.M.I. Holdings, B.V. ("PMI HBV")[(i)]; P.M.I. Norteamérica, S.A. de C.V. ("PMI NASA")[(i)]; Kot Insurance Company, AG ("KOT"); Pemex Procurement International, Inc. ("PPI")[(ii)]; P.M.I. Marine, Ltd. ("PMI Mar")[(i)]; P.M.I. Services, B.V. ("PMI SHO")[(i)]; Pemex Internacional España, S.A. ("PMI SES")[(i)]; Pemex Services Europe, Ltd. ("PMI SUK")[(i)(iii)]; P.M.I. Services North America, Inc. ("PMI SUS")[(i)]; P.M.I. Field Management Resources, S.L. ("FMR")[(i)(iv)]; P.M.I. Campos Maduros, S. de R.L. de C.V. ("SANMA")[(iv)]; Mex Gas International, Ltd. ("MGAS"); FIN; Instalaciones Inmobiliarias para Industrias, S. A. de C. V. ("III")[(iv)]; III Servicios, S. A. de C. V. ("III Services")[(iv)]; PPQ Cadena Productiva, S.L. ("PPQCP")[(iv)] and Hijos de J. Barreras, S. A. ("HJ BARRERAS")[(iv)].

(i) Member company of the "PMI Group".
(ii) Formerly Integrated Trade Systems, Inc. ("ITS").
(iii) As of December 2013, PMI SUK is no longer included in the consolidated financial statements of PEMEX due to its liquidation, which did not have an impact on these consolidated financial statements.
(iv) As of 2013, these companies are included in the consolidated financial statements of PEMEX.

The financial information of the Subsidiary Entities and Subsidiary Companies has been prepared based on the same period of Petróleos Mexicanos' financial statements applying the same accounting policies.

Investments in associates and joint ventures

Investments in associates are those in which PEMEX has significant influence but not the power to control financial and operational decisions. There is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint ventures are those arrangements whereby two or more parties undertake an economic activity that is subject to joint control. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. With respect to joint operations, the assets, liabilities, income and expenses are recognized in relation to participation in the arrangement and in accordance with the applicable IFRS. The investment cost includes transaction costs.

The consolidated financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX's share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX's investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is jointly liable for obligations incurred by those associates and joint ventures.

Eliminated transactions in consolidation

All intercompany balances and transactions have been eliminated in the preparation of the consolidated financial statements pursuant to IFRS 10, "Consolidated Financial Statements" ("IFRS 10").

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Non-controlling interests

The interests of third parties who do not have a controlling interest in the equity or comprehensive result of subsidiaries of PEMEX are presented in the consolidated statements of financial position, the consolidated statements of changes in equity (deficit) as "non-controlling interests", and as net income and comprehensive income for the period, attributable to non-controlling interests, in the consolidated statements of comprehensive income.

Dividends paid in cash and assets other than cash

A liability for distributions of dividends in cash and non-cash assets to third parties is recognized when the distribution is authorized by the Board. The corresponding amount is recognized directly in equity.

Distributions of non-cash assets are measured at the fair value of the assets to be distributed. Changes relating to re-measurements of the fair value between the date on which the distribution is declared and the time when the assets are transferred are recognized directly in equity.

When distributing non-cash assets, any difference between the dividend paid and the carrying amount of the assets distributed is recognized in the consolidated statements of comprehensive income.

(b) Transactions in foreign currency

In accordance with IAS 21, "The Effects of Changes in Foreign Exchange Rates" ("IAS 21"), transactions in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When a gain or loss on a non-monetary item is recognized in other comprehensive results, any exchange component of that gain or loss is recognized in other comprehensive results. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss for the year.

(c) Fair value measurement

PEMEX measures certain financial instruments such as derivative financial instruments at fair value as of the closing date of the relevant reporting period, and the fair value of such instruments is disclosed in Note 13. The financial instruments valued at amortized cost are disclosed in Note 12.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A measurement at fair value assumes that the sale of the asset or transfer of a liability occurs:

i. in the principal market for the asset or liability; or

ii. in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal market or the most advantageous market must be accessible for PEMEX.

The fair value of an asset or liability is measured based on by using the same assumptions that market participants would make when pricing the asset or liability under the premise that market participants take into account highest and best use of the asset or liability.

(d) Financial instruments

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) available for sale financial assets; (iv) investments in equity instruments; (v) loans held to maturity; or (vi) derivative financial instruments. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PEMEX's financial instruments include cash and short-term deposits, equity investments, accounts receivable, other receivables, loans, accounts payable to suppliers, other accounts payable, borrowings and debts, as well as derivatives.

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX's documented risk management or investment strategy. In addition, directly attributable transaction costs are recognized in the consolidated statements of comprehensive income for the period. These financial instruments are recognized at fair value and corresponding changes relating to dividend income are recognized in the consolidated statements of comprehensive income.

Held-to-maturity financial instruments

Financial instruments that are intended to be and are capable of being held to maturity are classified as held-to-maturity. Held-to-maturity financial instruments are recognized initially at fair value in addition to any directly attributable transaction costs. Subsequent to their initial recognition, held-to-maturity financial instruments are measured at amortized cost using the effective interest rate method ("EIR method"), less any impairment losses.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial instruments that are designated as available-for-sale or are not classified in any of the previous categories. PEMEX's investments in certain equity securities and debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. In addition, any gains or losses associated with such instruments, as well as foreign exchange differences are recognized in other comprehensive result and presented in the fair value reserve in equity. When an investment is derecognized, any gains or losses accumulated in the equity are reclassified to profit or loss.

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Investments in equity instruments

Certain investments in equity instruments are designated irrevocably as investments in equity instruments upon initial recognition, as required under IFRS 9, "Financial Instruments" ("IFRS 9"). These investments are valued at fair value and changes in their fair value are recognized in other comprehensive results. Dividends arising from these investments are recognized in results of the period when the shareholder's right to receive payment of the dividend is established.

Loans held to maturity

After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the EIR method, less impairment losses.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR method. Amortization of costs is included under the heading of financing cost—net in the statement of comprehensive income.

Derivative financial instruments

Derivative financial instruments ("DFIs") presented in the consolidated statement of financial position are carried at fair value. In the case of DFIs held for trading, changes in fair value are recorded in profit or loss; in the case of DFIs formally designated as and that qualify for hedging, changes in fair value are recorded in the statement of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives, which may be found in the terms of its contracts, or combined with other host contracts, which could be structured financial instruments (debt or equity instruments with embedded derivatives). Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a DFI. In some instances, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as DFIs, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the underlying contract.

Impairment of financial assets measured at amortized cost

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired in which case the value of the recoverable amount of the asset is calculated. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

(e) Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances on hand, deposits in bank accounts, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX's short-term commitments.

With respect to the consolidated statement of cash flows, the cash and cash equivalents line item consists of the cash and cash equivalents described above, net of bank overdrafts pending payment.

Cash subject to restrictions or that cannot be exchanged or used to settle a liability within twelve months is not considered part of this line item and is presented in non-current assets.

(f) Accounts, notes receivable and other

Accounts, notes receivable and other are recognized at realizable value. The realizable value, if any, of a long-term account receivable is determined by considering its present value. In addition, interest income from accounts receivable is recognized on an accrued basis, provided that the amount can be reliably measured and collection is probable.

(g) Inventories and cost of sales

PEMEX's inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory and other costs incurred in transporting such inventory to its present location and in its present condition, using the average cost formula. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs. The estimate takes into consideration, among other things, the decrease in the value of inventories due to obsolescence.

Cost of sales represents the cost of production or acquisition of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the year.

Advances to suppliers are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

(h) Wells, pipelines, properties, plant and equipment

Wells, pipelines, properties, plant and equipment are measured at acquisition or construction cost less accumulated depreciation and accumulated impairment losses.

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering the criteria mentioned in IFRS 6, "Exploration for and Evaluation of Mineral Resources" in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable. Otherwise, the costs of drilling the exploratory well are charged to exploration expense. Other expenditures on exploration are recognized as exploration expenses as they are incurred.

Wells, pipelines, properties, plant and equipment are initially recorded at cost, which includes their original purchase price or construction cost, any costs attributable to bringing the assets to a working condition for their intended use and the costs of dismantling and removing the items and restoring the site on which they are located, including the estimated cost of plugging and abandoning wells, in accordance with IAS 16, "Property, Plant and Equipment" ("IAS 16").

The cost of financing projects that require large investments or financing incurred for projects, net of interest revenues from the temporary investment of these funds, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other financing costs are recognized in the consolidated statements of comprehensive income in the period in which they are incurred.

The cost of selconstructed assets includes the cost of materials and direct labor, any other costs directly attributable to the commissioning and interest on financing. In some cases the cost also includes the cost of dismantling and removal.

Expenditures related to the construction of wells, pipelines, properties, plant and equipment during the stage prior to commissioning are stated at cost as intangible assets or construction in progress, in accordance with the characteristics of the asset. Once the assets are ready for use, the costs are transferred to the respective component of wells, pipelines, properties, plant and equipment and depreciation or amortization begins.

The costs of major maintenance or replacement of a component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX and its cost can be measured reliably. The costs of recurring maintenance, repairs and renovations of wells, pipelines, properties, plant and equipment are recognized in profit or loss as incurred.

Depreciation and amortization of capitalized costs in wells are determined based on the estimated commercial life of the field to which the wells belong, considering the relationship between the production of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the year, with quarterly updates for new development investments.

Depreciation of other elements of wells, pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

When parts of an item of wells, pipelines, properties and equipment have different useful lives than such item and a cost that is significant relative to the total cost of the item, the part is depreciated separately. Useful lives of items of properties, plant and equipment are reviewed if expectations differ from previous estimates.

Pipelines, properties, and equipment received from customers are initially recognized at fair value as revenue from ordinary operating activities if PEMEX has no future obligations to the customer who transferred the item. In contrast, if PEMEX does have future obligations to such a customer, the initial recognition is as a deferred liability relating to the period in which the items will provide PEMEX with a service.

The capitalized value of finance leases is also included in the line item of wells, pipelines, properties, plant and equipment. Properties, plant and equipment acquired through financial leases are depreciated over the shorter of the lease term or the useful life of the asset.

Advance payments for the acquisition of pipelines, properties, plant and equipment are also recognized in the line item of wells, pipelines, properties, plant and equipment when the risks and benefits of the ownership have been transferred to PEMEX.

(i) Crude oil and natural gas reserves

Under the Mexican Constitution and the Regulatory Law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. As of the date of these consolidated financial statements, under the Petróleos Mexicanos Law, Pemex-Exploration and Production has the right to extract these reserves and to sell the resulting production, but the reserves are not registered for accounting purposes since they are not owned by PEMEX. Pemex-Exploration and Production estimates total proved oil and natural gas reserve volumes in accordance with Rule 4-10(a) of Regulation S-X of the SEC, as amended ("Rule 4-10(a)"), and where necessary, in accordance with the *Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information* promulgated by the Society of Petroleum Engineers (the "SPE") as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates. Although PEMEX does not own the oil and other hydrocarbon reserves within Mexico, these accounting procedures allow PEMEX to record the effects that such oil and other hydrocarbon reserves have on its consolidated financial statements, including, for example, in the depreciation and amortization line item.

(j) Impairment of non-financial assets

The carrying amounts of PEMEX's non-financial assets, other than inventories and deferred taxes, are assessed for indicators of impairment at the end of each reporting period. If the net carrying value of the asset exceeds the recoverable amount, PEMEX records an impairment charge in its statement of comprehensive income.

A cash-generating unit is the smallest identifiable group of assets which can generate cash inflows independently from other assets or groups of assets.

The recoverable amount is defined as the higher of the fair value minus the cost of disposal and the use value. Value in use is the discounted present value of the future cash flows expected to arise from the continuing use of an asset, and from its disposal at the end of its useful life. In measuring value in use, the discount rate applied is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or cash generating unit if such participants were acting in their best economic interest.

In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined by adjusting the fair value, which is based on the proved and probable reserves, for the risk factor associated with such reserves.

Impairment losses are recognized in the statement of comprehensive income. If an impairment loss subsequently improves, and such improvement is greater than the carrying value of the asset and appears to be permanent, the impairment loss recorded previously is reversed only up to the carrying amount of the item, as though no impairment had been recognized.

(k) Leases

The determination of whether an agreement is or contains a lease is based on the content of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Finance leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant interest rate for the outstanding liability. The financing costs are recognized in the statement of comprehensive income.

Operating lease payments that do not transfer to PEMEX substantially all the risks and benefits of ownership of the leased asset are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease. Operating lease payments that do transfer to PEMEX substantially all the risks and benefits of ownership are instead capitalized and treated as under the paragraph above (see Note 10(e)).

(l) Provisions

PEMEX recognizes provisions where, as a result of a past event, PEMEX has incurred a legal or contractual obligation for which the transfer of an asset is probable and the amount of such transfer is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted for as costs or assets, depending on the circumstances of each disbursement. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period costs.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

Retirement of assets

The obligations associated with the future retirement of assets, including those related to the retirement of well, pipelines, properties, plant and equipment and their components, but excluding those related to the retirement of wells, are recognized at the date that the retirement obligation is incurred, based on the discounted cash flow method. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the fair value.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indefinite useful life due to the potential for maintenance and repairs, and, accordingly, PEMEX lacks sufficient information to reasonably determine the date on which they will be dismantled.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded in the statement of comprehensive income based on the units of production method. Total cost of abandonment and plugging for non-producing wells is recognized in the statement of comprehensive income at the end of each period. All estimations are based on the useful lives of the wells, considering their discounted present value. Salvage values are not considered, as these values commonly have not traditionally existed.

(m) Employee benefits

PEMEX operates a defined benefit pension plan under which it makes contributions to a fund that is administrated separately. PEMEX recognizes the cost for defined benefit plans based on independent actuarial computations applying the projected unit credit method. Actuarial gains and losses are recognized within other comprehensive result for the period in which they occur.

The costs of prior services are recognized within profit or loss for the period in which they are incurred.

PEMEX's net obligation with respect to the defined benefit plan equals the present value of the defined benefit obligation less the fair value of plan assets. The value of any asset is limited to the present value of available reimbursements and reductions in future contributions to the plan.

In addition, seniority premiums payable for disability are recognized within other long-term employee benefits.

Termination benefits are recognized in profit or loss for the period in which they are incurred.

(n) Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are primarily subject to the following special tax laws: *Derecho ordinario sobre hidrocarburos* (Ordinary Hydrocarbons Duty, or "DOSH"), *Derecho sobre hidrocarburos para el fondo de estabilización* (Hydrocarbons Duty for the Stabilization Fund) and *Impuesto a los rendimientos petroleros* (Hydrocarbon Income Tax, or "IRP"), all of which are based mainly on petroleum production and revenues from oil, gas and refined products taking into account certain tax deductions. These taxes and federal duties are recognized within profit or loss for the period in which they are incurred (see Note 17).

Petróleos Mexicanos is not subject to the *Ley del Impuesto Sobre la Renta* (Income Tax Law) and the *Ley del Impuesto Empresarial a Tasa Única* (Flat Rate Business Tax, or "IETU"). The Subsidiary Entities are subject to these taxes.

Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying tax rates applicable to the IRP and income tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of these consolidated financial statements. Deferred tax assets are recognized to the extent that it is probable that the tax benefits will be utilized.

(o) Impuesto Especial sobre Producción y Servicio (Special Tax on Production and Services or "IEPS Tax")

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold.

(p) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

(q) Revenue recognition

Sales revenue is recognized the moment at which the risks and benefits of ownership of crude oil, refined products, natural gas, and derivative and petrochemical products are transferred to the customers who acquire them, which occurs as follows:

- in accordance with contractual terms;
- the moment at which the customer picks up product at PEMEX's facilities; or
- the moment at which PEMEX delivers the product to the delivery point.

PEMEX recognizes revenues for services at the time the collection right on such services arises.

(r) Presentation of consolidated statements of comprehensive income

The costs and expenses shown in PEMEX's consolidated statements of comprehensive income are presented based on their function, which allows for a better understanding of the components of PEMEX's operating income. This classification allows for a comparison to the industry to which PEMEX belongs.

Cost of sales

Cost of sales represents the cost of inventories at the time of sale. Cost of sales includes depreciation, amortization, salaries, wages and benefits, a portion of the cost of the reserve for employee benefits and operating expenses related to the production process.

Transportation, distribution and administrative expenses

Transportation, distribution and administrative expenses are costs in connection to the storage and delivery of products, as well as costs related to PEMEX's administrative personnel, such as depreciation, personnel-related expenses and operating expenses associated with these activities.

Other revenues and expenses, net

Other revenues consists primarily of income received due to the "negative" IEPS Tax rate (see Notes 17(j) and 19).

(Figures stated in thousands, except as noted)

Financing income and cost

Financing income and cost are comprised of interest income and expenses and the valuation effects of financial instruments, minus any portion of the financing cost that is capitalized.

Exchange rate variations

Exchange rate variations relating to assets or liabilities governed by contracts denominated in foreign currencies are recorded in income of the period.

(s) Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to management on a segmented basis and is assessed by the Board management in order to allocate resources and assess the profitability of the segments.

(t) Accounting policy changes

The IASB issued the following new IFRS, which apply to annual periods beginning on or after January 1, 2013:

IFRS 10, Consolidated Financial Statements ("IFRS 10")

IFRS 10 defines the principle of control, establishes control as the basis for consolidation and sets outs the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes both IAS 27, "Consolidated and Separate Financial Statements" ("IAS 27"), and SIC-12, "Consolidation—Special Purpose Entities".

The adoption of IFRS 10 did not have any accounting impact on PEMEX's financial statements.

IAS 27 (Revised), Separate Financial Statements ("IAS 27 Revised")

IAS 27 Revised supersedes IAS 27, and is now limited to only setting the standards to be applied in accounting for investments in subsidiaries, joint ventures, associates and structured entities within separate (non-consolidated) financial statements. The general requirements for the aforementioned entities remain substantially unchanged under IAS 27 Revised.

The adoption of IAS 27 did not have any accounting impact on PEMEX's financial statements.

(Figures stated in thousands, except as noted)

IFRS 11, Joint Arrangements ("IFRS 11")

IFRS 11, which supersedes IAS 31, "Joint Ventures", outlines the accounting practices for entities that agree to jointly control an arrangement. Arrangements subject to joint control are classified as either a joint operation or a joint venture. IFRS 11 sets forth that investments in joint ventures should be recognized using the equity method and no longer allows for the application of the proportionate consolidation method.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement and a joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is recognized through the equity method and a joint operation's assets, liabilities, revenues and expenses related to its involvement in the arrangement are accounted for in accordance with relevant IFRS standards.

The adoption of IFRS 11 did not have any accounting impact on PEMEX's financial statements.

IFRS 12, Disclosure of Interests in Other Entities ("IFRS 12")

IFRS 12 establishes the disclosure requirements relating to investments in subsidiaries, joint ventures, associates and/or unconsolidated structured entities. The additional required disclosure is included in Note 9.

The adoption of IFRS 12 did not have any accounting impact on PEMEX's financial statements.

IFRS 13, Fair Value Measurement ("IFRS 13")

IFRS 13 defines fair value, establishes a framework for measurement and requires disclosure about fair value measurements. However, it does not set forth additional requirements or prohibitions on the use of fair value.

The adoption of IFRS 13 did not have any accounting impact on PEMEX's financial statements.

IAS 19 (Revised), Employee Benefits ("IAS 19 Revised")

IAS 19 Revised eliminates the "corridor" approach previously used to recognize actuarial gains and losses related to employee benefits. Under IAS 19 Revised, actuarial gains and losses related to employee benefits are recognized in other comprehensive results upon their determination. Any such gains and losses that are recognized in the consolidated statements of comprehensive income are limited to past and current service costs, termination gains and losses

(Figures stated in thousands, except as noted)

and interest income or expense. All other changes to the liabilities and assets related to retirement and post-employment benefits are recognized in other comprehensive results and have no further impact on the consolidated statements of comprehensive income. PEMEX chose the early adoption of IAS 19 Revised in 2012.

(u) New accounting policies not yet adopted

The IASB issued the new IFRS mentioned below, which are effective for annual periods described therein. PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

IFRS 9, Financial Instruments (2010) ("IFRS 9 (2010)") and IFRS 9, Financial Instruments (2009) ("IFRS 9 (2009)")

IFRS 9 (2009) introduces new requirements for classifying and measuring financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the entity's business model for the financial asset and the characteristics of the contractual cash flows associated with the financial asset. IFRS 9 (2010) introduces additional changes relating to financial liabilities. Currently, the IASB intends to make limited modifications to the classification and measurement requirements of IFRS 9 (2009) and IFRS 9 (2010) and to add new requirements to address the impairment of financial assets and changes to hedge accounting.

IFRS 9 (2010) and IFRS 9 (2009) are effective for annual periods beginning on or after January 1, 2018, and early adoption is permitted. It is anticipated that the adoption of these standards will have an impact on PEMEX's financial assets but not its financial liabilities.

In November 2013, the IASB announced the completion of a package of amendments to the accounting requirements for financial instruments. The amendments:

i. bring into effect a substantial overhaul of hedge accounting that will allow entities to better reflect their risk management activities in the financial statements;

ii. allow the changes that address the so-called "own credit" issue that were already included in IFRS 9 to be applied in isolation without the need to change any other accounting for financial instruments; and

iii. remove the January 1, 2015 mandatory effective date of IFRS 9, to provide sufficient time for preparers of financial statements to make the transition to the new requirements.

IFRS 14, Regulatory Deferral Accounts ("IFRS 14")

The objective of this standard is to specify the reporting requirements for rate-regulated activities that arise when an entity is subject to rate regulation. In many countries, industry sectors are subject to rate regulation, whereby governments regulate the supply and prices of certain types of activities undertaken by private entities.

IFRS 14 allows first-time adopters of IFRS to continue recognizing amounts related to rate regulation, in accordance with their respective previous local generally accepted accounting principles requirements. However, to facilitate comparison of financial statements among entities that have already adopted IFRS, the standard requires separate presentation of regulatory rate effects.

Entities that already present financial statements in accordance with IFRS, such as PEMEX, are not eligible to apply IFRS 14.

IFRS 14 is effective for annual periods beginning on or after January 1, 2016; however, early adoption is permitted. As stated above, this standard will not have an impact on PEMEX's financial statements because entities that have already adopted IFRS are not eligible to apply IFRS 14.

NOTE 4—SEGMENT FINANCIAL INFORMATION:

PEMEX's primary business is the exploration and production of crude oil and natural gas and the refining and marketing of petroleum products, conducted through six business segments: Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals, Pemex-Petrochemicals, the Trading Companies (as defined below) and Corporate and Other Subsidiary Companies. Management makes decisions related to the operations of the consolidated business along these six strategic lines. Due to PEMEX's structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices.

The primary sources of revenue for the segments are as described below:

- Pemex-Exploration and Production earns revenues from domestic crude oil sales, as well as from the export of crude oil through the Trading Companies (as defined below). Export sales are made through PMI CIM to approximately 26 major customers in various foreign markets. Approximately half of PEMEX's crude oil is sold to Pemex-Refining.

- Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Pemex-Refining's sales are to third parties and occur within the domestic market. The entity sells a significant portion of its fuel oil production to the *Comisión Federal de Electricidad* (Federal Electricity Commission, or "CFE") and jet fuel to *Aeropuertos y Servicios Auxiliares* (the Airports and Auxiliary Services Agency). Pemex-Refining's most important products are different types of gasoline.

- Pemex-Gas and Basic Petrochemicals earns revenues primarily from domestic sources. Pemex-Gas and Basic Petrochemicals also consumes high levels of its own natural gas production. Most revenues of this entity are obtained from the sale of ethane and butane gas.

- Pemex-Petrochemicals is engaged in the sale of petrochemical products to the domestic market. Pemex-Petrochemicals offers a wide range of products. The majority of Pemex-Petrochemicals' revenues comes from methane derivatives, ethane derivatives and aromatics and derivatives.

- The trading companies, which consist of PMI NASA, PMI CIM, MGAS and PMI Trading (the "Trading Companies"), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products within international markets.

- The Corporate and Other Subsidiary Companies provide administrative, financing, consulting and logistical services, as well as economic, tax and legal advice to PEMEX's entities and companies.

(Figures stated in thousands, except as noted)

The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss). These reporting segments are those which PEMEX's management evaluates in its analysis of PEMEX.

Year ended December 31, 2013:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies	Intersegment Eliminations	Total
Sales:								
Trade	Ps. —	Ps. 740,371,929	Ps. 143,290,615	Ps. 26,525,091	Ps. 687,677,633	Ps. —	Ps. —	Ps. 1,597,865,268
Intersegment	1,250,771,663	74,893,930	73,998,380	13,840,212	407,663,967	56,136,413	(1,877,304,565)	—
Services income	—	4,125,144	2,180,256	—	786,596	4,432,211	(1,184,850)	10,339,357
Cost of sales	(338,550,003)	(963,816,046)	(205,190,171)	(43,128,475)	(1,079,513,935)	(5,288,105)	1,821,480,397	(814,006,338)
Gross income (loss)	912,221,660	(144,425,043)	14,279,080	(2,763,172)	16,614,261	55,280,519	(57,009,018)	794,198,287
Other revenues and expenses—net	(27,207,006)	97,387,329	1,142,830	1,102,963	(6,525,139)	(1,082,910)	(291,217)	64,526,850
Transportation and distribution expenses	—	(28,989,721)	(2,623,144)	(880,839)	(395,725)	35	440,958	(32,448,436)
Administrative expenses	(42,809,551)	(32,927,261)	(11,352,890)	(12,706,033)	(1,789,969)	(54,012,586)	56,943,818	(98,654,472)
Operating income (loss)	842,205,103	(108,954,696)	1,445,876	(15,247,081)	7,903,428	185,058	84,541	727,622,229
Financing cost	(48,381,896)	(15,049,203)	(595,846)	(67,170)	(3,451,846)	(76,659,137)	90,138,077	(54,067,021)
Financing income	24,936,100	289,978	3,720,376	382,930	3,074,167	82,386,675	(90,263,017)	24,527,209
Exchange gain (loss)	(4,071,119)	699,215	(69,484)	17,082	(44,828)	(482,358)	—	(3,951,492)
Profit (loss) sharing in associates	207,132	—	933,927	—	(577,434)	(173,785,799)	173,928,884	706,710
Total taxes, duties and other	(856,978,971)	—	(1,525,410)	(21,349)	(3,930,748)	(2,439,584)	—	(864,896,062)
Net (loss) income	(42,083,651)	(123,014,706)	3,909,439	(14,935,588)	2,972,739	(170,795,145)	173,888,485	(170,058,427)
Total current assets	502,902,664	274,764,785	115,251,777	72,066,407	106,410,426	497,731,670	(1,302,213,859)	266,913,870
Permanent investments in associates	1,189,451	488,319	4,294,023	—	7,018,985	419,817,118	(416,028,395)	16,779,501
Wells, pipelines, properties, plant and equipment—net	1,315,399,260	253,117,660	101,513,879	39,008,884	1,982,647	10,556,411	—	1,721,578,741
Total assets	1,837,046,755	529,767,519	221,866,273	111,818,055	122,116,141	1,688,293,303	(2,463,517,693)	2,047,390,353
Total current liabilities	213,952,321	352,932,603	35,977,158	6,145,414	81,810,182	863,145,326	(1,294,772,172)	259,190,832
Long-term debt	719,013,631	23,360,262	1,094,807	171,745	3,617,414	737,651,756	(734,346,144)	750,563,471
Employee benefits	342,612,970	354,166,740	83,372,338	107,202,896	1,222,116	230,630,810	—	1,119,207,870
Total liabilities	1,342,978,777	740,780,574	144,252,327	113,696,802	90,354,847	1,847,935,634	(2,047,361,968)	2,232,636,993
Equity (Deficit)	494,067,978	(211,013,055)	77,613,946	(1,878,747)	31,761,294	(159,642,331)	(416,155,725)	(185,246,640)
Depreciation and amortization	127,029,321	10,780,711	7,060,955	2,563,482	9,321	1,050,068	(2,154)	148,491,704
Net periodic cost of employee benefits	36,532,518	37,401,828	8,837,963	11,112,176	204,268	21,250,936	—	115,339,689
Acquisition of wells, pipelines, properties, plant and equipment	205,579,644	31,587,666	5,170,234	5,237,725	1,907,105	2,162,441	—	251,644,815

(Figures stated in thousands, except as noted)

Year ended December 31, 2012:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies	Intersegment Eliminations	Total
Sales:								
Trade	Ps. —	Ps. 720,874,065	Ps. 118,402,283	Ps. 27,760,353	Ps. 772,699,053	Ps. —	Ps. —	Ps. 1,639,735,754
Intersegment	1,333,286,214	61,480,371	66,226,902	7,650,488	448,731,943	55,352,873	(1,972,728,791)	—
Services income	—	4,361,364	1,088,258	—	727,371	2,191,282	(1,191,989)	7,176,286
Cost of sales	(302,840,887)	(1,025,958,672)	(175,765,662)	(31,826,657)	(1,211,608,953)	(2,900,312)	1,918,410,569	(832,490,574)
Gross income (loss)	1,030,445,327	(239,242,872)	9,951,781	3,584,184	10,549,414	54,643,843	(55,510,211)	814,421,466
Other revenues and expenses—net	448,248	211,227,180	(1,008,016)	(814,161)	(138,712)	(326,438)	(369,138)	209,018,963
Transportation and distribution expenses	—	(25,162,163)	(2,461,140)	(809,784)	(325,402)	(54,760)	324,966	(28,488,283)
Administrative expenses	(40,979,675)	(32,751,142)	(10,678,233)	(12,414,605)	(1,330,361)	(47,321,046)	55,862,213	(89,612,849)
Operating income (loss)	989,913,900	(85,928,997)	(4,195,608)	(10,454,366)	8,754,939	6,941,599	307,830	905,339,297
Financing cost	(50,578,659)	(20,179,519)	(1,432,540)	(816,496)	(10,151,108)	(78,064,892)	88,271,976	(72,951,238)
Financing income	17,336,197	589,603	4,511,208	16,447	8,915,706	80,420,511	(88,574,834)	23,214,838
Exchange gain (loss)	35,186,096	3,421,271	368,507	840	16,773	5,852,174	—	44,845,661
Profit (loss) sharing in associates	189,227	—	2,140,344	—	1,389,441	(7,118,378)	8,196,973	4,797,607
Total taxes, duties and other	(898,064,551)	—	221,123	(16,774)	(1,817,453)	(2,968,032)	—	(902,645,687)
Net income (loss)	93,982,210	(102,097,642)	1,613,034	(11,270,349)	7,108,298	5,062,982	8,201,945	2,600,478
Total current assets	558,119,361	284,541,363	98,911,204	78,807,571	113,000,751	486,513,401	(1,301,751,526)	318,142,125
Permanent investments in associates	982,320	409,266	3,751,219	—	7,527,734	380,364,510	(378,388,786)	14,646,263
Wells, pipelines, properties, plant and equipment—net	1,268,551,020	234,415,129	104,165,805	40,945,932	225,166	10,431,033	—	1,658,734,085
Total assets	1,836,007,172	520,567,164	207,224,542	120,216,927	127,859,808	1,549,109,628	(2,336,802,345)	2,024,182,896
Total current liabilities	167,466,913	330,225,909	23,617,986	6,478,390	87,534,727	913,204,611	(1,292,724,887)	235,803,649
Long—term debt	633,350,725	24,050,812	1,119,845	185,303	2,351,037	661,796,313	(650,236,440)	672,617,595
Employee benefits	412,306,417	429,583,865	96,139,228	127,012,099	1,347,909	222,151,241	—	1,288,540,759
Total liabilities	1,276,781,279	794,166,012	145,426,752	133,924,623	94,597,039	1,808,776,162	(1,958,423,121)	2,295,248,746
Equity (Deficit)	559,225,893	(273,598,848)	61,797,790	(13,707,696)	33,262,769	(259,666,534)	(378,379,224)	(271,065,850)
Depreciation and amortization	118,246,402	11,071,793	7,769,141	2,725,017	7,983	717,384	—	140,537,720
Net periodic cost of employee benefits	31,045,021	31,221,665	7,331,348	9,121,565	101,143	17,781,595	—	96,602,337
Acquisition of wells, pipelines, properties, plant and equipment	168,534,984	26,605,301	2,831,398	8,794,184	—	812,399	—	207,578,266

(Figures stated in thousands, except as noted)

Year ended December 31, 2011:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies	Intersegment Eliminations	Total
Sales:								
Trade	Ps. —	Ps. 621,678,105	Ps. 128,665,354	Ps. 28,854,514	Ps. 772,965,363	Ps. —	Ps. —	Ps. 1,552,163,336
Intersegment	1,270,839,927	75,154,806	77,479,563	14,583,501	424,018,097	45,389,776	(1,907,465,670)	—
Services income	—	3,619,441	1,107,783	—	942,302	2,054,886	(1,433,631)	6,290,781
Cost of sales	(275,325,700)	(931,101,803)	(202,116,728)	(43,882,724)	(1,187,096,578)	(2,668,178)	1,863,415,340	(778,776,371)
Gross income (loss)	995,514,227	(230,649,451)	5,135,972	(444,709)	10,829,184	44,776,484	(45,483,961)	779,677,746
Other revenues and expenses—net	11,274,243	173,375,469	214,394	6,592,870	462,158	(2,277,129)	(522,144)	189,119,861
Transportation and distribution expenses	—	(23,730,912)	(2,360,876)	(690,816)	(368,659)	(26,721)	468,307	(26,709,677)
Administrative expenses	(34,327,210)	(28,019,853)	(9,917,263)	(10,946,514)	(1,082,261)	(42,172,197)	45,688,479	(80,776,819)
Operating income (loss)	972,461,260	(109,024,747)	(6,927,773)	(5,489,169)	9,840,422	300,437	150,681	861,311,111
Financing cost	(42,188,969)	(16,635,802)	(5,374,311)	(756,538)	(8,187,285)	(78,108,831)	88,015,529	(63,236,207)
Financing income	18,121,683	395,051	8,700,706	16,533	5,738,536	85,769,298	(88,157,573)	30,584,234
Exchange gain (loss)	(48,149,666)	(6,607,465)	(261,715)	(15,805)	(27,522)	(5,081,079)	—	(60,143,252)
Profit (loss) sharing in associates	39,873	—	(341,562)	—	(84,873)	(110,195,198)	109,771,007	(810,753)
Total taxes, duties and other	(871,471,372)	—	857,340	(10,532)	(3,458,054)	(564,772)	—	(874,647,390)
Net income (loss)	28,812,809	(131,872,963)	(3,347,315)	(6,255,511)	3,821,224	(107,880,145)	109,779,644	(106,942,257)
Net periodic cost of employee benefits	27,078,766	27,262,316	6,559,388	7,931,521	113,570	15,149,591	—	84,095,152
Depreciation and amortization	108,404,968	9,015,060	7,307,057	2,026,575	6,334	620,415	—	127,380,409

(Figures stated in thousands, except as noted)

PEMEX's management measures the performance of the entities based on operating income and net segment income before elimination of unrealized intersegment gain (loss), as well as by analyzing the impact of the results of each segment in the consolidated financial statements. For certain of the items in these consolidated financial statements to agree with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX's operating segments, before intersegment eliminations:

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies
Year ended December 31, 2013:						
Sales:						
By segment	Ps. 1,250,785,620	Ps. 820,912,682	Ps. 219,332,517	Ps. 40,360,373	Ps. 1,096,302,859	Ps. 60,568,624
Less unrealized intersegment sales	(13,957)	(1,521,679)	136,734	4,930	(174,663)	—
Total consolidated sales	Ps. 1,250,771,663	Ps. 819,391,003	Ps. 219,469,251	Ps. 40,365,303	Ps. 1,096,128,196	Ps. 60,568,624
Operating income (loss):						
By segment	850,636,276	(119,734,273)	873,221	(15,418,058)	2,568,759	185,058
Less unrealized intersegment sales	(12,826)	(1,521,678)	136,735	4,929	(174,663)	—
Less unrealized gain due to production cost valuation of inventory	17,747	12,301,255	435,920	166,048	5,509,332	—
Less capitalized refined products	(8,555,076)	—	—	—	—	—
Less amortization of capitalized interest	118,982	—	—	—	—	—
Total consolidated operating income (loss)	Ps. 842,205,103	Ps. (108,954,696)	Ps. 1,445,876	Ps. (15,247,081)	Ps. 7,903,428	Ps. 185,058
Net income (loss):						
By segment	(33,648,136)	(133,794,283)	3,336,785	(15,034, 571)	(2,361,930)	(173,636,180)
Less unrealized intersegment sales	(12,826)	(1,521,678)	136,734	4,930	(174,663)	—
Less unrealized gain due to production cost valuation of inventory	17,747	12,301,255	435,920	166,048	5,509,332	—
Less capitalized refined products	(8,555,076)	—	—	—	—	—
Less equity method for unrealized profits	(4,342)	—	—	(71,995)	—	2,841,035
Less amortization of capitalized interest	118,982	—	—	—	—	—
Consolidated net income (loss)	Ps. (42,083,651)	Ps. (123,014,706)	Ps. 3,909,439	Ps. (14,935,588)	Ps. 2,972,739	Ps. (170,795,145)
Assets:						
By segment	1,856,325,965	575,246,559	224,241,728	114,087,313	119,933,908	1,685,452,269
Less unrealized intersegment sales	(9,479)	3,753,919	140,189	7,310	3,232,537	—
Less unrealized gain due to production cost valuation of inventory	(11,777)	(49,232,959)	(2,515,644)	(2,204,574)	(1,050,304)	—
Less capitalized refined products	(16,755,002)	—	—	—	—	—
Less equity method for unrealized profits	(4,344)	—	—	(71,994)	—	2,841,034
Less amortization of capitalized interest	(2,498,608)	—	—	—	—	—
Consolidated assets	Ps. 1,837,046,755	Ps. 529,767,519	Ps. 221,866,273	Ps. 111,818,055	Ps. 122,116,141	Ps. 1,688,293,303

(Figures stated in thousands, except as noted)

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies
Liabilities:						
By segment	1,342,978,777	740,780,574	144,252,327	113,696,802	87,307,528	1,847,935,634
Less unrealized gain due to production cost valuation of inventory	—	—	—	—	3,047,319	—
Consolidated liabilities	Ps. 1,342,978,777	Ps. 740,780,574	Ps. 144,252,327	Ps. 113,696,802	Ps. 90,354,847	Ps. 1,847,935,634
Year ended December 31, 2012:						
Sales:						
By segment	Ps. 1,333,276,930	Ps. 784,417,918	Ps. 184,985,084	Ps. 35,418,252	Ps. 1,221,655,507	Ps. 57,544,155
Less unrealized intersegment sales	9,284	2,297,882	732,359	(7,411)	502,860	—
Total consolidated sales	Ps. 1,333,286,214	Ps. 786,715,800	Ps. 185,717,443	Ps. 35,410,841	Ps. 1,222,158,367	Ps. 57,544,155
Operating income (loss):						
By segment	993,473,459	(95,467,749)	(4,379,626)	(10,250,176)	8,801,985	6,941,599
Less unrealized intersegment sales	9,284	2,297,882	732,359	(7,411)	502,860	—
Less unrealized gain due to production cost valuation of inventory	(8,394)	7,240,870	(548,341)	(196,779)	(549,906)	—
Less capitalized refined products	(3,679,430)	—	—	—	—	—
Less amortization of capitalized interest	118,981	—	—	—	—	—
Total consolidated operating income (loss)	Ps.989,913,900	Ps. (85,928,997)	Ps. (4,195,608)	Ps. (10,454,366)	Ps. 8,754,939	Ps. 6,941,599
Net income (loss):						
By segment	97,536,450	(111,636,394)	1,429,016	(11,066,159)	7,155,344	(854,312)
Less unrealized intersegment sales	9,284	2,297,882	732,359	(7,411)	502,860	—
Less unrealized gain due to production cost valuation of inventory	(8,394)	7,240,870	(548,341)	(196,779)	(549,906)	—
Less capitalized refined products	(3,679,430)	—	—	—	—	—
Less equity method for unrealized profits	5,319	—	—	—	—	5,917,294
Less amortization of capitalized interest	118,981	—	—	—	—	—
Consolidated net income (loss)	Ps. 93,982,210	Ps. (102,097,642)	Ps. 1,613,034	Ps. (11,270,349)	Ps. 7,108,298	Ps. 5,062,982
Assets:						
By segment	1,846,831,001	583,489,721	210,263,190	122,663,976	130,797,642	1,543,192,334
Less unrealized intersegment sales	—	(4,419,930)	(958,022)	(7,654)	(2,102,134)	—
Less unrealized gain due to production cost valuation of inventory	(11,633)	(58,502,627)	(2,080,626)	(2,439,395)	(835,700)	—
Less capitalized refined products	(8,199,925)	—	—	—	—	—
Less equity method for unrealized profits	5,319	—	—	—	—	5,917,294
Less amortization of capitalized interest	(2,617,590)	—	—	—	—	—
Consolidated assets	Ps. 1,836,007,172	Ps. 520,567,164	Ps. 207,224,542	Ps. 120,216,927	Ps. 127,859,808	Ps. 1,549,109,628

(Figures stated in thousands, except as noted)

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies
Liabilities:						
By segment	1,276,781,279	794,166,012	145,426,752	133,924,623	96,699,173	1,808,776,162
Less unrealized gain due to production cost valuation of inventory	—	—	—	—	(2,102,134)	—
Consolidated liabilities	Ps. 1,276,781,279	Ps. 794,166,012	Ps. 145,426,752	Ps. 133,924,623	Ps. 94,597,039	Ps. 1,808,776,162

(Figures stated in thousands, except as noted)

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies
Year ended December 31, 2011:						
Sales:						
By segment	Ps. 1,270,854,327	Ps. 703,698,643	Ps. 208,136,502	Ps. 43,445,669	Ps. 1,198,617,934	Ps. 47,444,662
Less unrealized intersegment sales	(14,400)	(3,246,291)	(883,802)	(7,654)	(692,172)	—
Total consolidated sales	Ps. 1,270,839,927	Ps. 700,452,352	Ps. 207,252,700	Ps. 43,438,015	Ps. 1,197,925,762	Ps. 47,444,662
Operating income (loss):						
By segment	976,875,297	(76,575,103)	(4,833,882)	(4,740,125)	10,370,875	623,875
Less unrealized intersegment sales	(14,400)	(3,246,291)	(883,802)	(7,654)	(692,172)	—
Less unrealized gain due to production cost valuation of inventory	1,877	(29,203,353)	(1,210,089)	(741,390)	161,719	(323,438)
Less capitalized refined products	(4,520,495)	—	—	—	—	—
Less amortization of capitalized interest	118,981	—	—	—	—	—
Total consolidated operating income (loss)	Ps. 972,461,260	Ps. (109,024,747)	Ps. (6,927,773)	Ps. (5,489,169)	Ps. 9,840,422	Ps. 300,437
Net income (loss):						
By segment	33,234,258	(99,423,319)	(1,253,424)	(5,506,467)	4,351,677	(67,519,241)
Less unrealized intersegment sales	(14,400)	(3,246,291)	(883,802)	(7,654)	(692,172)	—
Less unrealized gain due to production cost valuation of inventory	1,877	(29,203,353)	(1,210,089)	(741,390)	161,719	(323,438)
Less capitalized refined products	(4,520,495)	—	—	—	—	—
Less equity method for unrealized profits	(7,412)	—	—	—	—	(40,037,466)
Less amortization of capitalized interest	118,981	—	—	—	—	—
Total consolidated net income (loss)	Ps. 28,812,809	Ps. (131,872,963)	Ps. (3,347,315)	Ps. (6,255,511)	Ps. 3,821,224	Ps. (107,880,145)

(Figures stated in thousands, except as noted)

Supplemental geographic information:

	For the years ended December 31,		
	2013	2012	2011
Domestic sales	Ps. 910,187,634	Ps. 867,036,701	Ps. 779,197,974
Export sales:			
United States	493,148,967	573,515,085	613,805,564
Canada; Central and South America	21,004,723	39,806,335	34,921,636
Europe	86,872,410	98,987,049	70,567,172
Other	86,651,534	60,390,584	53,670,990
Total export sales	Ps. 687,677,634	Ps. 772,699,053	Ps. 772,965,362
Services income	10,339,357	7,176,286	6,290,781
Total sales	Ps. 1,608,204,625	Ps. 1,646,912,040	Ps. 1,558,454,117

PEMEX does not have significant long-lived assets outside of Mexico.

The following table shows income by product:

	For the years ended December 31,		
	2013	2012	2011
Domestic Sales			
Refined petroleum products and derivatives (primarily gasolines)	Ps. 805,460,402	Ps. 779,572,582	Ps. 676,407,259
Gas	70,781,410	51,249,544	65,847,550
Petrochemical products	33,945,822	36,214,575	36,943,165
Total domestic sales	Ps. 910,187,634	Ps. 867,036,701	Ps. 779,197,974
Export Sales			
Crude oil	Ps. 548,411,085	Ps. 618,104,685	Ps. 614,161,757
Refined petroleum products and derivatives (primarily gasolines)	137,048,991	150,850,052	155,553,997
Gas	43,544	7,713	18,182
Petrochemical products	2,174,014	3,736,603	3,231,426
Total export sales	Ps. 687,677,634	Ps. 772,699,053	Ps. 772,965,362

NOTE 5—CASH, CASH EQUIVALENTS AND RESTRICTED CASH:

As of December 31, 2013 and 2012, cash and cash equivalents were as follows:

	As of December 31,	
	2013	2012
Cash on hand and in banks[(i)]	Ps. 45,942,338	Ps. 76,201,010
Marketable securities	34,803,381	43,033,881
	Ps. 80,745,719	Ps. 119,234,891

(i) Cash on hand and in banks is primarily composed of cash in banks.

(Figures stated in thousands, except as noted)

At December 31, 2013, and 2012, restricted cash was as follows:

	As of December 31,	
	2013	**2012**
Restricted cash	**Ps. 7,701,798**	Ps. 2,605,332

Restricted cash in 2013 primarily increased due to the following: In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. ("COMMISA") filed an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the "ICA") against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project. Since the initiation of such claim, COMMISA and Pemex-Exploration and Production have filed several additional claims against one another. As a result of one of these additional claims, on September 25, 2013, the U.S. District Court ordered Pemex-Exploration and Production deposit with COMMISA Ps. 6,081,706. Pemex-Exploration and Production subsequently deposited the judgment amount in a bank account in New York as a condition to filing a motion to appeal the resolution before the Second Circuit Court of Appeals (See Note 23(b)).

NOTE 6—ACCOUNTS, NOTES RECEIVABLE AND OTHER:

As of December 31, 2013 and 2012, accounts and notes receivable and other receivables were as follows:

	As of December 31,	
	2013	**2012**
Export costumers	**Ps. 46,337,045**	Ps. 40,717,458
Domestic customers	**38,648,470**	53,355,711
Tax credits	**15,416,955**	13,420,166
Sundry debtors	**7,818,554**	5,652,405
Employee and officers	**5,077,687**	4,773,466
Negative IEPS Tax pending to be credit	**4,293,619**	11,833,727
Advances to suppliers	**3,284,575**	1,801,231
Insurance claims	**1,618,828**	1,440,337
Other account receivables	**16,278**	15,010
	Ps. 122,512,011	Ps. 133,009,511

The following table shows a breakdown of accounts receivable based on their credit history at December 31, 2013 and 2012:

(Figures stated in thousands, except as noted)

	Export Customers	
	As of December 31,	
	2013	2012
1 to 30 days	Ps. 38,163	Ps. 1,690,104
31 to 60 days	1,070	63,011
61 to 90 days	95	8,072
More than 91 days	385,887	149,165
Expired	425,215	1,910,352
Impaired (Reserved)	—	—
Unimpaired	425,215	1,910,352
Unexpired	45,911,830	38,807,106
Total	Ps. 46,337,045	Ps. 40,717,458

	Domestic Customers	
	As of December 31,	
	2013	2012
1 to 30 days	Ps. 874,553	Ps. 1,205,492
31 to 60 days	15,091	284,968
61 to 90 days	80,331	53,110
More than 91 days	223,009	1,079,711
Expired	1,192,984	2,623,281
Impaired (Reserved)	(697,284)	(1,059,215)
Unimpaired	495,700	1,564,066
Unexpired	38,152,770	51,791,645
Total	Ps. 38,648,470	Ps. 53,355,711

NOTE 7—INVENTORIES:

As of December 31, 2013 and 2012, inventories were as follows:

	As of December 31,	
	2013	2012
Crude oil, refined products, derivatives and petrochemicals products	Ps. 51,638,624	Ps. 51,058,073
Materials and products in stock	5,259,341	5,755,367
Materials and products in transit	16,535	34,130
	Ps. 56,914,500	Ps. 56,847,570

(Figures stated in thousands, except as noted)

NOTE 8— INVESTMENTS IN EQUITY INSTRUMENTS:

In 2011, PMI HBV acquired 57,204,240 shares of Repsol, S.A. (formerly known as Repsol YPF, S.A., "Repsol") at a cost of Ps. 20,783,820, which represented approximately 4.69% of Repsol's share capital.

On June 19, 2012, Repsol approved a dividend program under which Repsol shareholders had the option to receive their pro rata portion of the dividend declared at the annual meeting in the form of either (i) new shares of Repsol or (ii) cash. On June 29, 2012, Petróleos Mexicanos opted to receive its dividend in cash, which it received on July 13, 2013, while on July 9, 2012, PMI HBV received its dividend in the form of 2,600,191 new Repsol shares. As part of the same program, on January 21 and July 16, 2013, PMI HBV opted to receive dividends in the form of 1,683,322 and 1,506,130 new Repsol shares, respectively.

On August 9, 2013, PEMEX divested its direct interest in 9,289,968 shares of Repsol, which resulted in a net profit of Ps. 278,842. On the same date, PEMEX entered into an equity swap for the same number of shares with a notional amount of Ps. 2,869,882, pursuant to which PEMEX retains economic and voting rights in such shares (see Note 13(a)(iv)).

As of December 31, 2013 and 2012, the investments in 53,703,915 and 59,804,431 shares of Repsol were valued at Ps. 17,728,490 and Ps. 15,771,202, respectively. The effect of the valuation of the investment at fair value was recorded in other comprehensive result in the statement of changes in equity (deficit) as a gain of Ps. 4,453,495 at December 31, 2013 and a loss of Ps. 10,125,912 at December 31, 2012. In addition, PEMEX recorded dividend payments received from Repsol of Ps. 914,116 and Ps. 685,704 in the statements of comprehensive income at December 31, 2013 and 2012, respectively.

At December 31, 2013 and 2012, PEMEX held three equity swaps with financial institutions through which it had obtained the economic and voting rights of 67,969,767 and 58,679,799 shares of Repsol, respectively, which amounted to approximately 5.13% and 4.80% of Repsol's total shares, respectively (see Note 13).

At December 31, 2013 and 2012, PEMEX's direct holdings of Repsol shares, together with the economic and voting rights acquired through the equity swaps mentioned above, amounted to approximately 9.19% and 9.49% of Repsol's total shares, respectively. In addition, PEMEX holds one Repsol share through PMI-SES.

(Figures stated in thousands, except as noted)

NOTE 9—PERMANENT INVESTMENTS IN ASSOCIATES:

The permanent investments in associates as of December 31, 2013 and 2012, which were accounted for under the equity method, were as follows:

	Percentage of Investment	December 31, 2013	December 31, 2012
Deer Park Refining Limited	50.00%	**Ps. 6,710,317**	Ps. 7,337,384
Gasoductos de Chihuahua, S. de R.L. de C.V.	50.00%	**4,051,682**	3,530,632
Petroquímica Mexicana de Vinilo, S.A. de C.V.(i)	44.09%	**3,253,978**	—
Instalaciones Inmobiliarias para Industrias, S.A. de C.V.(ii)	100.00%	—	1,424,309
Compañía Mexicana de Exploraciones, S.A. de C.V.(iii)	60.00%	**1,141,065**	936,689
Frontera Brownsville, LLC	50.00%	**517,945**	535,653
Mexicana de Lubricantes, S.A. de C.V	46.85%	**488,321**	509,265
Other—net	Various	**616,193**	372,331
Total		**Ps. 16,779,501**	Ps. 14,646,263

(i) In September 2013, through a joint venture between PEMEX and Mexichem S.A.B. de C.V., PEMEX increased its investment in Petroquímica Mexicana de Vinilo, S.A. de C.V. by Ps. 2,993,531, allowing PEMEX to acquire a 44% interest in the company.

(ii) As of 2013, Instalaciones Inmobilarias para Industrias, S.A. de C.V. is considered a Subsidiary Company and is, therefore, included in the consolidated financial statements of PEMEX and no longer accounted for as a permanent investment in an associate under the equity method. In 2012, it was not included in the consolidated financial statements of PEMEX because it was immaterial.

(iii) Compañía Mexicana de Exploraciones, S.A. de C.V. is not controlled by PEMEX and is accounted for as a permanent investment in an associate under the equity method (see Note 3(a)).

Profit (loss) sharing in associates:

	December 31, 2013	December 31, 2012	December 31, 2011
Deer Park Refining Limited	**Ps. (591,472)**	Ps. 1,320,180	Ps. 80,480
Gasoductos de Chihuahua, S. de R.L. de C.V.	**475,942**	548,765	221,148
Petroquímica Mexicana de Vinilo, S.A. de C.V.	**93,853**	—	—
Others—Net	**728,387**	2,928,662	(1,112,381)
Total	**Ps. 706,710**	Ps. 4,797,607	Ps. (810,753)

(Figures stated in thousands, except as noted)

The following tables show condensed financial information of major investments recognized under the equity method:

Condensed Statements of Financial Position

	Deer Park Refining Limited		Gasoductos de Chihuahua, S. de R.L. de C.V.	
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Total assets	Ps. 27,331,336	Ps. 23,237,327	Ps. 9,006,292	Ps. 8,007,571
Total liabilities	13,910,702	8,562,558	902,928	946,306
Total equity	13,420,634	14,674,769	8,103,364	7,061,265
Total liabilities and equity	Ps. 27,331,336	Ps. 23,237,327	Ps. 9,006,292	Ps. 8,007,571

Condensed Statements of Comprehensive Income

	Deer Park Refining Limited			Gasoductos de Chihuahua, S. de R.L. de C.V.		
	December 31, 2013	December 31, 2012	December 31, 2011	December 31, 2013	December 31, 2012	December 31, 2011
Sales and other income	Ps. 9,767,622	Ps. 12,240,553	Ps. 11,766,416	Ps. 2,124,812	Ps. 1,984,198	Ps. 1,592,555
Costs and expenses	10,950,566	9,600,192	11,605,456	1,172,927	886,669	1,150,260
Net result	Ps. (1,182,944)	Ps. 2,640,361	Ps. 160,960	Ps. 951,885	Ps. 1,097,529	Ps. 442,295

(Figures stated in thousands, except as noted)

NOTE 10—WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT:

As of December 31, 2013 and 2012, the components of wells, pipelines, properties, plant and equipment were as follows:

	Plants	Drilling Equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and Equipment	Transportation Equipment	Construction in progress	Land	Unproductive fixed assets	Other fixed assets	Total
INVESTMENT													
Balances as of January 1, 2012	Ps.640,476,821	39,551,408	545,183,035	882,779,891	61,084,265	298,983,863	45,199,722	20,003,935	125,148,670	41,623,977	8,422,839	-	2,708,458,426
Acquisitions	28,345,950	3,382,577	3,034,148	52,636,412	810,283	6,095,841	4,584,555	1,253,739	107,171,303	97,877	12,737	152,844	207,578,266
Capitalization and reclassifications	46,045,271	(566,879)	1,596,719	72,039,394	(9,355,395)	14,558,538	(71,555)	(130,141)	(131,010,580)	(3,611)	3,673,967	(125,211)	(3,349,483)
Disposals	(5,119,828)	-	(2,577,283)	-	899,856	-	75,563	(536,840)	3,993,884	(135,072)	(961,129)	-	(4,360,849)
Balances as of December 31, 2012	709,748,214	42,367,106	547,236,619	1,007,455,697	53,439,009	319,638,242	49,788,285	20,590,693	105,303,277	41,583,171	11,148,414	27,633	2,908,326,360
Acquisitions	29,336,696	3,106,174	5,387,150	62,580,630	1,965,492	5,633,305	3,644,600	3,701,628	134,079,686	1,100,230	1,104,295	4,929	251,644,815
Capitalization and reclassifications	10,174,501	(433,975)	7,875,199	56,885,847	5,761,369	1,115,273	(1,072,347)	(99,191)	(85,903,444)	(23,662)	264,810	-	(5,455,620)
Impairment	1,650,664	-	-	(26,364,717)	-	-	-	-	(894,782)	-	-	-	(25,608,835)
Disposals	(15,360,225)	-	(2,057,115)	-	(903,509)	(62,212)	(424,245)	(875,443)	(3,154,696)	(301,882)	(2,249,721)	-	(25,389,048)
Balances as of December 31, 2013	**Ps.735,549,850**	**45,039,305**	**558,441,853**	**1,100,557,457**	**60,262,361**	**326,324,608**	**51,936,293**	**23,317,687**	**149,430,041**	**42,357,857**	**10,267,798**	**32,562**	**3,103,517,672**
ACCUMULATED DEPRECIATION AND AMORTIZATION													
Balances as of January 1, 2012	Ps.(254,138,741)	(20,707,896)	(187,966,009)	(491,889,237)	(33,557,438)	(79,411,627)	(30,120,584)	(11,727,040)	-	-	(6,515,091)	-	(1,116,033,663)
Depreciation	(32,672,945)	(2,868,400)	(16,964,385)	(67,857,495)	(1,465,645)	(14,284,606)	(3,159,986)	(1,264,258)	-	-	-	-	(140,537,720)
Reclassifications	(139,324)	510,016	2,834,880	(6,141)	1,220,599	(1,441,319)	430,999	119,497	-	-	(177,427)	-	3,351,780
Disposals	2,663,300	-	2,810	-	78,604	-	286,377	537,127	-	-	59,110	-	3,627,328
Balances as of December 31, 2012	(284,287,710)	(23,066,280)	(202,092,704)	(559,752,873)	(33,723,880)	(95,137,552)	(32,563,194)	(12,334,674)	-	-	(6,633,408)	-	(1,249,592,275)
Depreciation	(36,154,914)	(2,790,948)	(16,457,891)	(71,831,243)	(1,779,543)	(14,669,152)	(3,468,615)	(1,339,398)	-	-	-	-	(148,491,704)
Reclassifications	2,513,262	358,288	1,290,514	1,153	(84,961)	-	1,230,624	146,740	-	-	-	-	5,455,620
Disposals	8,267,723	-	1,409,767	-	519,279	-	297,756	903,404	-	-	(708,501)	-	10,689,428
Balances as of December 31, 2013	**Ps.(309,661,639)**	**(25,498,940)**	**(215,850,314)**	**(631,582,963)**	**(35,069,105)**	**(109,806,704)**	**(34,503,429)**	**(12,623,928)**	**-**	**-**	**(7,341,909)**	**-**	**(1,381,938,931)**
Wells, pipelines, properties, plant and equipment—net as of December 31, 2012	Ps.425,460,504	19,300,826	345,143,915	447,702,824	19,715,129	224,500,690	17,225,091	8,256,019	105,303,277	41,583,171	4,515,006	27,633	1,658,734,085
Wells, pipelines, properties, plant and equipment—net as of December 31, 2013	**Ps.425,888,211**	**19,540,365**	**342,591,539**	**468,974,494**	**25,193,256**	**216,517,904**	**17,432,864**	**10,693,759**	**149,430,041**	**42,357,857**	**2,925,889**	**32,562**	**1,721,578,741**

Depreciation rates	4%	5%	3%	-	3%	4%	10%	5%	-	-	-	-	-
Estimated useful lives	25 years	20 years	33 years	-	33 years	25 years	10 years	20 years	-	-	-	-	-

(Figures stated in thousands, except as noted)

a. As of December 31, 2013, 2012 and 2011, the financing cost identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps. 2,943,597, Ps. 2,110,075 and Ps. 5,634,981 respectively.

b. The combined depreciation of fixed assets and amortization of wells for the fiscal years ended December 31, 2013, 2012 and 2011, recognized in operating costs, was Ps. 148,491,704, Ps. 140,537,720 and Ps. 127,380,409, respectively, which includes costs related to plugging and abandonment of wells for the years ended December 31, 2013, 2012 and 2011 of Ps. 2,000,230, Ps. 2,053,630 and Ps. 2,966,836, respectively (see Note 3(h)).

c. As of December 31, 2013 and 2012, provisions relating to future plugging and abandonment costs amounted to Ps. 46,118,080 and Ps. 48,153,060, respectively, and are presented in the "Provisions for sundry credits" line item.

d. As of December 31, 2013, the value in use of the Integral Burgos and Macuspana projects were unfavorable due to the decline in gas prices in the international market as well as the condition of economic hydrocarbon reserves located at these projects, which resulted in impairment charges of Ps. (25,432,038) and Ps. (932,679), respectively, that were recognized in the consolidated statements of comprehensive income under the other revenues and expenses—net line item.

As a result of the sale of certain properties and plants of the Pajaritos petrochemical complex by Pemex-Petrochemicals to Petroquímica Mexicana de Vinilo, S.A. de C.V., value in use for the complex was favorable, reducing the impairment charge for previous years by Ps. 1,650,664. This reduction in impairment charges was offset by additional impairment charges totaling Ps. (894,782) due to the identification of additional impaired assets.

e. During 2008, PEMEX entered into certain capital lease arrangements for tankers. These leases expire on various dates over the next 9 years.

As of December 31, 2013 and 2012, assets acquired through these capital leases were as follows:

	2013		2012	
Investment in tankers and drilling equipment	**Ps.**	**5,870,050**	Ps.	3,075,142
Less accumulated depreciation		**(636,276)**		(513,123)
	Ps.	**5,233,774**	Ps.	2,562,019

(Figures stated in thousands, except as noted)

The liabilities relating to the assets listed above are payable in the years following December 31, 2013 as presented below:

Year	Pesos	U.S. dollars
2014	Ps. 761,941	U.S. $ 58,268
2015	741,863	56,733
2016	741,863	56,733
2017	741,863	56,733
2018	681,643	52,127
2019 and later	1,184,622	90,592
	4,853,795	371,186
Less: Short-term unaccrued interest	239,772	18,336
Less: Long-term unaccrued interest	664,118	50,787
Total capital leases	3,949,905	302,063
Less: Current portion of leases	522,167	39,932
Total long-term capital leases	Ps. 3,427,738	U.S. $ 262,131

The capitalized interest expense from financial leases for the years ended December 31, 2013, 2012 and 2011 was Ps. 159,380, Ps. 214,041 and Ps. 212,497, respectively.

The discount rates applied to the calculation of capitalized leases were as follows:

i. 7.96% rate in nominal terms (3.83% in real terms as of December 31, 2013);

ii. 9.39% rate in nominal terms (5.62% in real terms as of December 31, 2012); and

iii. 10.46% rate in nominal terms (6.40% in real terms as of December 31, 2011).

NOTE 11—OTHER ASSETS:

At December 31, 2013 and 2012, the balance of other assets was as follows:

	As of December 31,	
	2013	2012
Construction in progress (wells)	Ps. 7,892,474	Ps.5,306,333
Payments in advance	2,244,450	3,290,756
Other	4,057,786	3,750,746
	Ps. 14,194,710	Ps. 12,347,835

	As of December 31,	
	2013	2012
Construction in progress (wells):		
Balance at the beginning of period	Ps. 5,306,333	Ps. 9,552,703
Additions to construction in progress	21,813,041	18,945,289
Deductions against expenses	(9,244,399)	(11,889,271)
Deductions against fixed assets	(9,982,501)	(11,302,388)

(Figures stated in thousands, except as noted)

Balance at the end of period	Ps. 7,892,474	Ps. 5,306,333

NOTE 12—DEBT:

The Board approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Regulations to the Petróleos Mexicanos Law. These terms and conditions are promulgated in conformity with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.

During 2013, the significant financing activities of PEMEX were as follows:

a. On January 22, 2013, the SHCP authorized the increase of the Petróleos Mexicanos' Medium-Term Notes Program from U.S. $22,000,000 to U.S. $32,000,000.

b. On January 30, 2013, Petróleos Mexicanos issued U.S. $2,100,000 of its 3.500% Notes due 2023. The notes were issued under Petróleos Mexicanos' U.S. $32,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

c. On January 4 and 11, 2013, PMI Trading obtained and repaid, respectively, a loan for U.S. $150,000 bearing interest at 1.0412%.

d. On February 28, 2013, PMI NASA obtained two loans for U.S. $34,500, each of which bears interest at 3.80% and matures on February 7, 2023.

e. On March 22, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 2,500,000 of *Certificados Bursátiles* due 2017 at a floating rate, which was the first reopening of the securities originally issued on November 29, 2012. These *certificados bursátiles* were issued under Petróleos Mexicanos' Ps. 300,000,000 or *Unidades de Inversión* ("UDI") equivalent *Certificados Bursátiles* Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

f. On March 6 and 8, 2013, PMI Trading obtained and repaid, respectively, a loan for U.S. $50,000 bearing interest at 1.4217%.

g. On April 26, 2013, PMI NASA obtained a loan for U.S. $33,830 bearing interest at 3.80%, which matures on February 22, 2023.

(Figures stated in thousands, except as noted)

h. On June 7, 2013, PMI NASA obtained a loan for U.S. $34,278 bearing interest at 3.80%, which matures on April 24, 2023.

i. On June 25, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 2,500,000 of *Certificados Bursátiles* due 2017 at a floating rate, which was the second reopening of the securities originally issued on November 29, 2012. These *certificados bursátiles* were issued under Petróleos Mexicanos' Ps. 300,000,000 or UDI equivalent *Certificados Bursátiles* Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

j. On June 26, 2013, Petróleos Mexicanos borrowed U.S. $500,000 under its revolving credit facility with Credit Agricole CIB, which was repaid on July 17, 2013.

k. On July 18, 2013, Petróleos Mexicanos issued U.S. $3,000,000 of its debt securities under Petróleos Mexicanos' U.S. $32,000,000 Medium-Term Notes Program, Series C in four tranches: (i) U.S. $1,000,000 of its 4.875% Notes due 2024; (ii) U.S. $1,000,000 of its 3.500% Notes due 2018; (iii) U.S. $500,000 of its Floating Rate Notes due 2018; and (iv) U.S. $500,000 of its 6.500% Bonds due 2041, which was the second reopening of its 6.500% Bonds due 2041 originally issued on June 2, 2011 and subsequently reopened on October 18, 2011. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

l. On September 19, 2013, Petróleos Mexicanos issued U.S. $400,000 of notes due 2024, which bear interest at a fixed rate of 2.830%. The notes are guaranteed by the Export-Import Bank of the United States.

m. On September 19, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 5,000,000 of *Certificados Bursátiles* due 2019 at a floating rate. These *certificados bursátiles* were issued under Petróleos Mexicanos' Ps. 300,000,000 or UDI equivalent Certificados Bursátiles Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

n. On September 26, 2013, Petróleos Mexicanos issued Ps. 10,400,000 aggregate amount of Certificados Bursátiles due 2024 at a fixed rate of 7.19%, consisting of (1) an international offering outside Mexico of Ps. 1,075,000 of Certificados Bursátiles in the form of global depositary notes ("GDNs"), and (2) a concurrent offering to the public in Mexico of Ps. 9,325,000 of Certificados Bursátiles not represented by GDNs. These certificados bursátiles were issued under Petróleos Mexicanos' Ps. 300,000,000 or UDI equivalent Certificados Bursátiles Dual

(Figures stated in thousands, except as noted)

Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

o. On September 30, 2013, Petróleos Mexicanos issued U.S. $750,000 of notes due 2024, which bear interest at the London Interbank Offered Rate (LIBOR) for 3 months plus 0.43%. The notes are guaranteed by the Export-Import Bank of the United States.

p. On November 4, 2013, Petróleos Mexicanos issued U.S. $350,000 of notes due 2024, which bear interest at a fixed rate of 2.290%. The notes are guaranteed by the Export-Import Bank of the United States.

q. On November 27, 2013, Petróleos Mexicanos issued €1,300,000 of its 3.125% Notes due 2020. These notes were issued under Petróleos Mexicanos' U.S. $32,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

r. On December 11, 2013 Petróleos Mexicanos issued Ps. 8,500,000 aggregate principal amount of *Certificados Bursátiles* due 2024 at a fixed rate of 7.19%, consisting of (i) an international offering outside of Mexico of Ps. 1,165,550 of *Certificados Bursátiles* in the form of GDNs, and (ii) a concurrent offering to the public in Mexico of Ps. 7,334,450 of *Certificados Bursátiles* not represented by GDNs. The issuance represented the first reopening of the same series of *Certificados Bursátiles* due 2024 originally issued on September 26, 2013. Concurrently, Petróleos Mexicanos issued, in the Mexican market, Ps. 1,100,000 of *Certificados Bursátiles* due 2019 at a floating rate, which was a reopening of the same series of *Certificados Bursátiles* due 2019 originally issued on September 19, 2013. These *certificados bursátiles* were issued under Petróleos Mexicanos' Ps. 300,000,000 or UDI equivalent *Certificados Bursátiles* Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

s. On December 11, 2013, Petróleos Mexicanos entered into a revolving credit facility in the amount of U.S. $1,250,000; the facility bears interest at a floating rate linked to LIBOR and matures in 2016.

t. On December 19, 2013, Petróleos Mexicanos borrowed Ps. 10,000,000 from its revolving credit facility with Banco Santander, S.A., which it repaid on December 30, 2013.

(Figures stated in thousands, except as noted)

u. On December 27, 2013, Petróleos Mexicanos borrowed U.S. $135,000 from its revolving credit facility with Credit Agricole CIB, which it repaid on January 27, 2014.

v. From January 1 to December 31, 2013, PMI HBV obtained U.S. $5,793,000 from its revolving credit line and repaid U.S. $6,143,000.

During 2012, the significant financing activities of PEMEX were as follows:

a. From January 1 to December 31, 2012, Petróleos Mexicanos obtained U.S. $300,000 of loans or credit lines made or guaranteed by export credit agencies.

b. On January 24, 2012, Petróleos Mexicanos issued U.S. $2,100,000 of its 4.875% Notes due 2022. The notes were issued under Petróleos Mexicanos' U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

c. On February 14, 2012, PMI NASA obtained four direct loans for a total amount of U.S. $143,945 bearing interest at 3.50% fixed rate, all of which mature in December 2021.

d. On March 12, 2012, PMI NASA obtained a direct loan for U.S. $37,998 bearing interest at 3.8% fixed rate, which matures on January 27, 2022.

e. On March 28, 2012, PMI Trading obtained a loan for U.S. $125,000 bearing interest at 1.8635% fixed rate, which was repaid on April 12, 2012.

f. On March 29, 2012, PMI Trading obtained a loan for Ps. 1,300,000 bearing interest at 5.264%, which was repaid on April 12, 2012.

g. On April 10, 2012, Petróleos Mexicanos issued CHF 300,000 of its 2.50% Notes due 2019. The notes were issued under Petróleos Mexicanos' U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

h. On April 26, 2012, Petróleos Mexicanos issued AUD 150,000 of its 6.125% Notes due 2017. The notes were issued under Petróleos Mexicanos' U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

(Figures stated in thousands, except as noted)

i. On May 11, 2012, PMI Trading obtained a loan for Ps. 405,000 bearing interest at 5.070%, which was repaid on May 18, 2012.

j. On May 16,2012, PMI Trading obtained a loan for Ps. 2,329,000 bearing interest at 5.050%, which was repaid on May 23, 2012.

k. On May 31, 2012, PMI Trading obtained a loan for Ps. 2,833,000 bearing interest at 5.160%, which was repaid on June 6, 2012.

l. On June 26, 2012, Petróleos Mexicanos issued U.S. $1,750,000 of its 5.50% Bonds due 2044. The bonds were issued under Petróleos Mexicanos' U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

m. On July 6, 2012, Petróleos Mexicanos issued two series of notes in the amount of U.S. $400,000 each, which bear interest at a fixed rate of 2.0% and 1.95%, respectively, and mature in December 2022. The notes are guaranteed by Export-Import Bank of the United States.

n. On July 18, 2012 Petróleos Mexicanos obtained a bilateral export credit agency loan for U.S. $300,000 which bears interest at a floating rate linked to LIBOR and matures in July 2017.

o. On July 26, 2012, Petróleos Mexicanos issued U.S. $400,000 of notes maturing December 2022, which bear interest at a fixed rate of 1.70%. The notes are guaranteed by the Export-Import Bank of the United States.

p. On July 5 and 6, 2012, PMI Trading obtained and repaid, respectively, a loan for U.S. $40,000 bearing interest at a rate of 1.6981%.

q. On October 19, 2012, Petróleos Mexicanos issued U.S. $1,000,000 of its 5.50% Bonds due 2044, which was a reopening of the bonds issued on June 26, 2012. The bonds were issued under Petróleos Mexicanos' U.S. $22,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

r. On October 30, 2012, Petróleos Mexicanos entered into a revolving credit facility in the amount of U.S. $1,250,000; the facility bears interest at a floating rate linked to LIBOR and matures in 2017. No disbursements have been made under this facility.

(Figures stated in thousands, except as noted)

s. On November 16, 2012, PMI Trading obtained a loan for U.S. $50,000 bearing interest at 1.0272%, which was repaid on November 30, 2012.

t. On November 23, 2012, the CNBV authorized Petróleos Mexicanos to increase its *Certificados Bursátiles* Dual Program from Ps. 200,000,000 or its equivalent in UDIs to Ps. 300,000,000 or its equivalent in UDIs.

u. On November 28, 2012, PMI Trading obtained a loan for U.S. $70,000 bearing interest at 1.0332%, which was repaid on November 30, 2012.

v. On November 29, 2012, PMI Trading obtained a loan for U.S. $45,000 bearing interest at 1.0362%, which was repaid on November 30, 2012.

w. On November 29, 2012, PMI Trading obtained a loan for Ps. 806,000 bearing interest at 5.0462%, which was repaid on November 30, 2012.

x. On November 29, 2012, Petróleos Mexicanos issued, in the Mexican market, Ps. 25,000,000 of *Certificados Bursátiles* in three tranches: one at a floating rate for Ps. 11,500,000, which matures in 2017; the second at a fixed rate of 3.02% for 721,564 UDIs, equivalent to Ps. 3,500,000, which matures in 2028; and the third at a fixed rate for Ps. 10,000,000, which was a reopening of the securities issued on December 7, 2011 and matures in 2021. These *certificados bursátiles* were issued under Petróleos Mexicanos' Ps. 300,000,000 or UDI equivalent *Certificados Bursátiles* Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

y. On December 21, 2012, Petróleos Mexicanos obtained a direct loan in the domestic market for Ps. 2,000,000 bearing interest at 6.55%, which matures on December 21, 2022.

z. On December 28, 2012, PMI Trading obtained a loan for Ps. 2,600,000 bearing interest at 5.0475%, which was repaid on January 11, 2013.

aa. On December 31, 2012, PMI Trading obtained a loan for U.S. $50,000 bearing interest at 1.4574%, which was repaid on January 14, 2013.

bb. During 2012, PMI HBV obtained U.S. $18,225,000 from its revolving credit line and repaid U.S. $17,325,000. As of December 31, 2012, the amount outstanding under this facility was U.S. $900,000.

As of December 31, 2012, Petróleos Mexicanos had U.S. $3,268,634 in available lines of credit in order to ensure liquidity.

Various financial transactions (including credit facilities and bond issuances) require compliance with various covenants that, among other things, place restrictions on the following types of transactions by PEMEX, subject to certain exceptions:

- the sale of substantial assets essential for the continued operations of its business;
- the incurrence of liens against its assets; and
- transfers, sales or assignments of rights to payment not yet earned under contracts for the sale of crude oil or natural gas, accounts receivable or other negotiable instruments.

As of December 31, 2013 and 2012 and as of the date of the issuance of these consolidated financial statements, PEMEX was in compliance with the covenants described above.

(Figures stated in thousands, except as noted)

As of December 31, 2013, long-term debt was as follows:

	Rate of Interest[1]	Maturity	December 31, 2013 Pesos (thousands)	December 31, 2013 Foreign currency (thousands)
U.S. dollars:				
Bonds	Fixed from 1.7% to 9.5% and LIBOR plus 0.43% to 2.2%	Various to 2045	Ps. 407,719,934	31,179,592
Purchasing loans	LIBOR plus 0.4% to 0.5%	Various to 2014	12,520	957
Project financing	Fixed from 2.45% to 5.45% and LIBOR plus .01% to 1.71%	Various to 2022	75,603,945	5,781,665
Direct loans	Fixed at 5.44% and LIBOR plus 1.0% to 1.20%	Various to 2018	10,981,118	839,760
Syndicated loans	LIBOR plus 0.8% and 1%	Various to 2016	27,918,337	2,135,001
Bank loans	Fixed from 3.5% to 5.28%	Various to 2022	4,032,468	308,375
Financial leases (Note 10(e))	Fixed from 0.37% to 1.99%	Various to 2023	3,949,905	302,061
Total financing in U.S. dollars			530,218,227	40,547,411
Euros:				
Bonds	Fixed from 5.5% to 6.375%	Various to 2025	78,073,403	4,332,742
Secured loan	EURIBOR plus 5.37%	Various to 2014	4,779,802	265,259
Project financing	Fixed at 2%	Various to 2016	569	32
Total financing in Euros			82,853,774	4,598, 033
Japanese yen:				
Direct loans	LIBOR yen plus 0.71%	Various to 2014	2,608,275	20,950,000
Bonds	Fixed at 3.5% and LIBOR yen plus 0.75%	Various to 2023	11,703,000	94,000,000
Project financing	Fixed at 2.90% and Prime Rate yen plus 1% to 2%	Various to 2017	3,346,571	26,880,086
Total financing in yen			17,657,846	141,830,086
Pesos:				
Certificados bursátiles	*Mexican Federal Treasury Certificates ("Cetes")* plus 0.57%, *Tasa de Interés Interbancaria de Equilibrio* (TIIE)[1] less 0.07% to 0.7%, and Fixed at 7.19% to 9.91%	Various to 2024	132,159,337	
Direct loans	Fixed at 6.55% and TIIE plus 0.55% to 2.4%	Various to 2022	6,479,741	
Total financing in pesos			138,639,078	
Unidades de Inversión Certificados Bursátiles	Zero rate and Fixed at 3.02% to 4.2%	Various to 2028	26,746,411	
Other currencies:				
Bonds	Fixed from 2.5% to 8.25%	Various to 2022	21,031,855	
Total principal in pesos[2]			817,147,191	
Plus: Accrued interest			9,815,002	
Notes payable to contractors[3]			14,278,221	
Total principal and interest			841,240,414	
Less: Short-term maturities			72,450,283	
Current portion of notes payable to contractors[3]			8,411,658	
Accrued interest			9,815,002	
Total short-term debt			90,676,943	

(Figures stated in thousands, except as noted)

	Rate of Interest[1]	Maturity	December 31, 2013 Pesos (thousands)	December 31, 2013 Foreign currency (thousands)
Long-term debt (Note 13(c))			Ps. 750,563,471	

(Figures stated in thousands, except as noted)

As of December 31, 2012, long-term debt was as follows:

	Rate of Interest[(1)]	Maturity	December 31, 2012 Pesos (thousands)	December 31, 2012 Foreign currency (thousands)
U.S. dollars:				
Bonds	Fixed from 1.7 % to 9.5%	Various to 2045	Ps.322,847,701	24,815,159
Purchasing loans	LIBOR plus 0.4% to 0.5%	Various to 2014	39,156	3,010
Project financing	Fixed from 2.45% to 5.45% and LIBOR plus 01% to 1.71%	Various to 2022	94,659,520	7,275,849
Direct loans	Fixed 1.457% to 5.44% and LIBOR plus 1.0% to 1.9%	Various to 2018	16,521,754	1,269,918
Syndicated loans	LIBOR plus 0.475% and 1.5%	Various to 2016	43,909,088	3,375,000
Bank loans	Fixed from 3.5% to 5.28%	Various to 2022	2,603,408	200,107
Financial leases	Fixed from 0.38% to 1.99%	Various to 2022	2,320,522	178,363
Total financing in U.S. dollars			482,901,149	37,117,406
Euros:				
Bonds	Fixed from 5.5% to 6.375%	Various to 2025	60,910,720	3,543,687
Secured loan	EURIBOR plus 5.37%	Various to 2014	9,163,050	532,835
Project financing	Fixed at 2%	Various to 2016	1,454	85
Total financing in Euros			70,075,224	4,076,607
Japanese yen:				
Direct loans	LIBOR yen plus 0.71%	Various to 2014	3,157,165	20,950,000
Bonds	Fixed at 3.5% and LIBOR yen plus 0.75%	Various to 2023	14,165,800	94,000,000
Project financing	Fixed at 2.90% and Prime Rate yen plus 1% to 2%	Various to 2017	5,416,376	35,941,450
Total financing in yen			22,739,341	150,891,450
Pesos:				
Certificados bursátiles	*Cetes* plus 0.57%, TIIE[(1)] less 0.07% to 0.7%, and Fixed at 7.65% and 9.91%	Various to 2021	115,210,065	
Direct loans	Fixed from 5.04% and 6.55% and TIIE plus 0.55% to 2.4%	Various to 2022	10,421,100	
Total financing in pesos			125,631,165	
Unidades de Inversión Certificados Bursátiles	Zero rate and Fixed at 3.02% to 4.2%	Various to 2028	25,769,565	
Other currencies:				
Bonds	Fixed from 2.5% to 8.25%	Various to 2022	29,201,396	
Total principal in pesos[(2)]			756,317,840	
Plus: Accrued interest			8,997,741	
Notes payable to contractors[(3)]			21,543,019	
Total principal and interest			786,858,600	
Less: Short-term maturities			93,226,762	
Current portion of notes payable to contractors[(3)]			12,016,502	
Accrued interest			8,997,741	
Total short-term debt			114,241,005	
Long-term debt (Note 13(c))			Ps.672,617,595	

(Figures stated in thousands, except as noted)

	2014	2015	2016	2017	2018	2019 and thereafter	Total
Maturity of the total principal outstanding and accrued interest as of December 31, 2013, for each of the years ending December 31,	Ps.90,676,943	Ps. 65,124,562	Ps. 81,602,221	Ps. 66,772,810	Ps. 68,085,223	Ps. 468,978,655	Ps. 841,240,414

	2013[(i)]	2012[(i)]
Changes in total debt:		
At the beginning of the period	**Ps.786,858,600**	Ps. 783,154,616
Loans obtained	**241,939,473**	385,419,743
Debt payments	**(191,146,091)**	(341,863,963)
Interest paid	**2,170,843**	(850,473)
Foreign exchange	**3,308,299**	(40,561,801)
Expenses related to debt issuance	**(1,890,710)**	1,560,478
At the end of the period	**Ps.841,240,414**	Ps. 786,858,600

(i) These amounts include accounts payable by Financed Public Works Contracts, which do not generate cash flows.

(1) As of December 31, 2013 and 2012, the rates were as follows: 3 month LIBOR of 0.2461% and 0.306%, respectively; 6 month LIBOR of 0.348% and 0.50825%, respectively; the prime rate in Japanese yen, 1.475%, for the two years; TIIE rate of 3.795% and 4.845%, respectively, for 28 days; TIIE rate of 3.8045% and 4.87%, respectively, for 91 days; *Cetes* rate of 3.18 and 3.91%, respectively, for 28 days; *Cetes* rate of 3.45% and 4.26%, respectively, for 91 days; *Cetes* rate of 3.55% and 4.4%, respectively, for 182 days.

(2) Includes financing from foreign banks of Ps. 631,954,650 and Ps. 594,949,120, as of December 31, 2013 and 2012, respectively.

(3) The total amounts of notes payable to contractors as of December 31, 2013 and 2012, current and long-term, are as follows:

	December 31, 2013		2012	
Total notes payable to contractors[(a)(b)]	**Ps.**	**14,278,221**	Ps.	21,543,019
Less: Current portion of notes payable to contractors		**8,411,658**		12,016,502
Notes payable to contractors (long-term)	**Ps.**	**5,866,563**	Ps.	9,526,517

(a) PEMEX has entered into Financed Public Works Contracts ("FPWC") (formerly known as Multiple Services Contracts) pursuant to which the hydrocarbons and construction in progress are property of PEMEX. Pursuant to the FPWC, the contractors manage the work in progress, classified as development, infrastructure and maintenance. As of December 31, 2013 and 2012, PEMEX had an outstanding amount payable of Ps. 11,387,225 and Ps. 18,337,981, respectively.

(b) During 2007, Pemex-Exploration and Production contracted for the purchase of a Floating Production Storage and Offloading ("FPSO") vessel. The investment in the vessel totaled U.S. $723,575. As of December 31, 2013 and 2012, the outstanding balances owing to the contractor were Ps. 2,890,996 (U.S. $221,083) and Ps. 3,205,038 (U.S. $246,350), respectively. In accordance with the contract, the estimated future payments are as follows:

(Figures stated in thousands, except as noted)

Year	U.S. $
2014	25,267
2015	25,267
2016	25,267
2017	25,267
2018	25,267
2019 and thereafter	94,748
Total	U.S. $221,083

(4) As of December 31, 2013 and 2012, PEMEX used the following exchange rates to translate the outstanding balances in foreign currencies to pesos in the statement of financial position:

	December 31,	
	2013	2012
U.S. dollar	13.0765	13.0101
Japanese yen	0.1245	0.15070
Pounds sterling	21.6560	21.1401
Euro	18.0194	17.1968
Swiss francs	14.7058	14.2451
Canadian dollar	12.3076	13.0689
Australian dollar	11.6982	13.5045

NOTE 13—FINANCIAL INSTRUMENTS:

PEMEX faces market risk caused by the volatility of hydrocarbon prices, exchange rates and interest rates, credit risk associated with investments and financial derivatives, as well as liquidity risk. In order to monitor and manage these risks, PEMEX has approved general provisions relating to financial risk management, which are comprised of policies and guidelines that promote an integrated framework for risk management, regulate the use of DFIs and guide the development of risk mitigation strategies.

This regulatory framework establishes that DFIs should generally be used only for the purpose of mitigating financial risk. The use of DFIs for any other purpose must be approved in accordance with PEMEX's internal regulation.

One of PEMEX's policies is to contribute minimizing the impact that unfavorable changes in financial risk factors have on its financial results by promoting an adequate balance between expected incoming cash flows from operations and outgoing cash flows relating to its liabilities.

In addition, the PMI Group has implemented a regulatory framework for risk management with respect to its activities, which consists of policies, guidelines and procedures to manage the market risk associated with its commodity trading activities, in accordance with industry best practices, such as: the use of DFIs for financial risk mitigation purposes exclusively; the segregation of duties; valuation and monitoring mechanisms, such as the generation of a daily portfolio risk report, value at risk (VaR) computation and regular stress testing of major exposures; and VaR limits, both at a global and business unit level and the

(Figures stated in thousands, except as noted)

implementation of stop loss mechanisms. In addition, the PMI Group also has its own risk management subcommittee which supervises the trading of DFIs.

(a) Risk Management

Market Risk

(i) Interest Rate Risk

PEMEX is exposed to fluctuations in floating interest rate liabilities. PEMEX is exposed to U.S. dollar LIBOR and to Mexican peso TIIE. As of December 31, 2013, approximately 24.8% of PEMEX's total net debt outstanding consisted of floating rate debt.

Occasionally, for strategic reasons or in order to offset the expected inflows and outflows, PEMEX has entered into interest rate swaps. Under its interest rate swap agreements, PEMEX acquires the obligation to make payments based on a fixed interest rate and is entitled to receive floating interest rate payments based on LIBOR, TIIE or a rate referenced to or calculated from TIIE.

As of December 31, 2013, PEMEX was a party to an interest rate swap agreement denominated in U.S. dollars for a notional amount of U.S. $750,000 at a fixed interest rate of 2.38% and a term of 10.13 years.

Similarly, in order to eliminate the volatility associated with variable interest rates of long-term financing operations, PMI NASA has executed interest rate swap agreements denominated in U.S. dollars for an outstanding notional amount of U.S. $127,883, at a weighted average fixed interest rate of 4.16% and a weighted average term of 8.4 years.

Moreover, PEMEX makes investments in pesos and U.S. dollars in compliance with applicable internal regulations, through portfolios that have different purposes that seek an adequate return subject to risk parameters that reduce the probability of capital losses. The objective of the investments made through these portfolios is to meet PEMEX's obligations payable in pesos and U.S. dollars.

The investments made through PEMEX's portfolios are exposed to domestic and international interest rate risk and credit spread risk derived from government and corporate securities, and inflation risk arising from the relationship between UDIs and pesos. However, these risks are mitigated by established limits on exposure to market risk.

(ii) Exchange Rate Risk

A significant amount of PEMEX's revenues is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. Moreover, PEMEX's revenues from domestic sales of gasoline and diesel net of the IEPS tax, petrochemicals and natural gas and its byproducts are related to international U.S. dollar-denominated prices, except for domestic sales of LPG, which are priced in pesos and represent less than 5% of PEMEX's revenues.

PEMEX's expenses related to hydrocarbon duties are indexed to international U.S. dollar-denominated prices, and the cost of hydrocarbon imports that PEMEX acquires for resale in Mexico or use in its facilities is determined in U.S. dollars. By contrast, PEMEX's capital expenditure and operating expenses are determined in pesos.

As a result of this cash flow structure, the depreciation of the peso against the U.S. dollar increases PEMEX's financial balance in peso terms. The appreciation of the peso relative to the U.S. dollar has the opposite effect. PEMEX perceives this risk as manageable, without the need for hedging instruments, because the impact on PEMEX's revenues of fluctuations in the exchange rate between the U.S. dollar and the peso is offset in whole or in part by its impact on its obligations.

Most of PEMEX's debt is denominated in U.S. dollars or pesos. Although PEMEX seeks to issue debt either in U.S. dollars or pesos, this is not always achievable. As a consequence of the cash flow structure described above, fluctuations in non-U.S. dollar currencies (other than pesos) may increase PEMEX's cost of funding due to the exposure to foreign exchange risk.

Since 1991, for non-U.S. dollar or peso issuances, PEMEX has, as a risk mitigation strategy, used DFIs to swap this debt into U.S. dollars. In order to hedge inflation risk associated with debt denominated in UDIs, PEMEX swaps this debt into pesos. As a result of this strategy, PEMEX holds a debt portfolio with negligible sensitivity to currency risk other than pesos and U.S. dollars.

The currencies underlying these DFIs are the euro, Swiss franc, Japanese yen, Pound sterling and Australian dollar, which are each swapped against the U.S. dollar. UDIs are swapped against the peso.

During 2013, PEMEX entered into cross-currency swaps to hedge currency risk arising from debt obligations denominated in euros and inflation risk arising from debt denominated in UDIs, for an aggregate notional amount of U.S. $2,028,701. In 2012, PEMEX entered into various cross-currency swaps to hedge currency risk arising from debt obligations denominated in Swiss francs and Australian dollars for an aggregate notional amount of U.S. $484,018.

Most of PEMEX's cross-currency swaps are plain vanilla, except for two swaps entered into in 2002 and 2004 to hedge its exposure to Japanese yen and euros, with termination dates in 2023 and 2016, respectively. These swaps are referred to as "extinguishing swaps" and were obtained in order to hedge long-term obligations. The main characteristic of extinguishing swaps is that these DFIs terminate upon the occurrence of any of the credit default events specified in

(Figures stated in thousands, except as noted)

the DFI contract confirmation, without any payment obligation by either party. These swaps have a notional amount of U.S. $241,352 and U.S. $1,028,500, respectively.

PEMEX recorded a total net foreign exchange loss of Ps. 3,951,492 in 2013, as compared to a total net foreign exchange gain of Ps. 44,845,661 in 2012 and to a total net foreign exchange loss of Ps. 60,143,252 in 2011. PEMEX's foreign exchange loss in 2013 was due to the depreciation of the peso, from Ps. 13.0101 = U.S. $1.00 on December 31, 2012 to Ps. 13.0765 = U.S. $1.00 on December 31, 2013. The depreciation of the peso caused a total net foreign exchange loss because a significant part of PEMEX's debt (75.0% as of December 31, 2013) is denominated in foreign currency. PEMEX's foreign exchange gain in 2012 was due to the effect of a 7.5% appreciation of the peso (from Ps. 13.9904 = U.S. $1.00 on December 31, 2011 to Ps. 13.0101 = U.S. $1.00 on December 31, 2012). PEMEX's foreign exchange loss in 2011 was due to the depreciation of the peso, from Ps. 12.3571 = U.S. $1.00 on January 1, 2011 to Ps. 13.9904 = U.S. $1.00 on December 31, 2011.

The PMI Group also faces market risks generated by fluctuations in foreign exchange rates. In order to mitigate these risks, the board of directors of several of the companies that form the PMI Group have authorized a policy which stipulates that no more than 5% of a company's total financial assets may be denominated in a currency other than its functional currency, unless the company owes a duty or expected payment in a currency other than its functional one. This policy further states that the exchange rate risk generated by financing contracts denominated in currencies other than the functional one is to be fully covered immediately upon the execution of the contract. Accordingly, the companies in the PMI Group will from time to time enter into DFIs in order to mitigate the risk associated with financing operations denominated in currencies other than a company's functional currency.

PMI HBV has outstanding euro-dollar exchange rate forwards which were executed in order to hedge its financing operations denominated in euros. As of December 31, 2013, the outstanding notional amount of these contracts was €266,420.

Finally, a significant amount of PMI Trading's income and expenses, including the cost of sales and related sales costs, is derived from the trade of refined products, petrochemicals and gas liquids to PEMEX subsidiaries and third parties, whose prices are determined and are payable in U.S. dollars. PMI Trading's exposure to foreign currency risk results primarily from the need to fund tax payments denominated in domestic currency and secondarily from the need to purchase products in domestic currency for sale in U.S. dollars in the international market, as well as certain related sales costs denominated in domestic currency.

PMI Trading believes it can adequately manage the risk created by the payment of taxes in domestic currency without the need to enter into hedging instruments because the exposure to this risk is marginal relative to the total flows of U.S. dollar. In addition, in the event that a potential foreign exchange risk arises in connection with a commercial transaction, PMI Trading may implement risk mitigation measures by entering into DFIs.

(iii) Hydrocarbon Price Risk

PEMEX periodically assesses its revenues and expenditures structure in order to identify the main market risk factors that PEMEX's cash flows are exposed to in connection with international hydrocarbon prices. Based on this assessment, PEMEX monitors its exposure to the most significant risk factors and quantifies their impact on PEMEX's financial balance.

PEMEX continuously evaluates the implementation of risk mitigation strategies, including those involving the use of DFIs, while taking into account operational and economic constraints. PEMEX did not hedge the price risk associated with any of its crude oil production for the period from 2007 to 2013.

In addition to supplying natural gas, Pemex-Gas and Basic Petrochemicals offers DFIs to its domestic customers in order to provide them with support to mitigate the risk associated with the volatility of natural gas prices. Pemex-Gas and Basic Petrochemicals enters into DFIs with MGI Supply, Ltd. under the opposite position to those DFIs offered to its customers in order to mitigate the market risk it bears under such offered DFIs. MGI Supply, Ltd. then transfers the related price risk derived from the DFI position held with Pemex-Gas and Basic Petrochemicals to international financial counterparties by entering into these opposite position DFIs with such parties. Through the above mechanism, Pemex-Gas and Basic Petrochemicals is able to maintain its natural risk profile with negligible exposure to market risk.

Pemex-Gas and Basic Petrochemicals' domestic sales of LPG have been subject to a price control mechanism imposed by the Mexican Government. This mechanism generates a risk exposure in the geographic areas where PEMEX sells imported LPG. During 2012, Pemex-Gas and Basic Petrochemicals mitigated the market risk generated by this exposure by executing a hedging strategy consisting of propane swaps, since propane is the primary component of LPG. However, from July to December 2012, Pemex-Gas and Basic Petrochemicals mitigated the market risk of 50% of the volume of LPG sold domestically through propane swaps. During 2013, Pemex-Gas and Basic Petrochemicals did not enter into any DFIs of this type.

PMI Trading faces market risk generated by the terms of the purchase and sale of refined products and natural gas liquids, as well as the volatility of oil prices. Accordingly, it frequently enters into DFIs in order to mitigate this risk, thereby reducing the volatility of its financial results.

(iv) Risks Relating to the Portfolio of Third-Party Shares

PEMEX holds a synthetic long position on 67,969,767 shares of Repsol, with the objective of maintaining corporate rights over these shares. This is accomplished by using three total return swaps under which PEMEX pays variable amounts and receives total return on the Repsol shares. Under these DFIs, PEMEX is entitled to any capital gains associated with the

(Figures stated in thousands, except as noted)

Repsol shares and agrees to cover its counterparties for any capital losses relating to those shares in reference to an exercise price, as well as to make payments at a floating interest rate.

These DFIs will mature between March and October of 2014. As of December 31, 2013 and 2012, the market value of Repsol shares was €18.320 and €15.335 per share, respectively.

Between July and September 2011, PEMEX acquired 57,204,240 shares of Repsol through its affiliate PMI HBV. In order to protect that investment, PMI HBV entered into a structured product consisting of long put, short call and long call options maturing in 2012, 2013 and 2014. The exchange rate exposure associated with its financing of the shares was hedged with euro-dollar exchange rate forwards maturing in 2012, 2013 and 2014. The exchange rate forwards that matured in 2012 and 2013 correspond to 38,136,160 shares; hence, DFIs related to 19,068,080 shares remain outstanding. Notwithstanding their execution for hedging purposes, these DFIs were not recorded as hedges for accounting purposes.

(v) Market Risk Quantification

The quantification of market risk exposure in PEMEX's financial instruments is presented below, in accordance with the applicable international risk management practices.

Interest rate risk quantification

The quantification of interest rate risk of investment portfolios is carried out by using the one-day horizon historical VaR, with a confidence level of 95%, over a period of one year. The VaR incorporates interest rate and spread risks. In addition, for portfolios in domestic currency, the VaR includes the inflation risk embedded in securities denominated in UDI. For portfolio management purposes, interest rate risk is mitigated by VaR limits.

As of December 31, 2013, the VaR of PEMEX's investment portfolios were Ps. (35.6) for the Peso Treasury Portfolio, Ps. (215.5) for the *Fondo Laboral Pemex* Portfolio ("FOLAPE"), Ps. (53.1) for the *Fideicomiso de Cobertura Laboral y de Vivienda* Portfolio ("FICOLAVI") and U.S. $0 for the U.S. Dollar Treasury Portfolio.

In addition to the exposure to interest rate fluctuations of the DFIs in which PEMEX is obligated to pay floating rates, PEMEX's DFIs are exposed to mark-to-market volatility as a result of changes in the interest rate curves used in their valuation.

Interest rate risk quantification was calculated for DFIs in conjunction with the interest rate risk quantification for the debt portfolio. The following table shows the sensitivity of PEMEX's DFIs and debt portfolio to a parallel shift of one basis point (bp) over the zero coupon rate curves. For the debt portfolio, interest rate risk sensitivity was calculated taking into account both the DFI interbank market yield curves and the PEMEX curves (which were also used to estimate the debt portfolios' fair value). These metrics were calculated solely for informational

(Figures stated in thousands, except as noted)

purposes and are not used for portfolio management purposes because PEMEX does not intend to prepay its debt or terminate its DFIs early. Therefore, there is no interest rate risk arising from fixed rate obligations.

Interest Rate and Currency DFIs

Interest Rate Sensitivity to + 1 bp

	Interbank Curves			PEMEX Curves
Currency	Sensitivity Debt	Sensitivity DFIs	Sensitivity Net	Sensitivity Debt
AUD	44,933	(44,933)	—	43,470
CHF	236,092	(236,092)	—	219,785
Euro	3,849,186	(3,849,183)	3	3,400,944
Pound sterling	555,118	(555,118)	—	482,441
Yen	365,219	(365,219)	—	360,903
Peso	2,840,130	600,717	3,440,847	2,740,304
UDI	1,339,741	(1,339,741)	—	1,275,372
U.S. dollar	30,250,919	4,679,272	34,930,191	21,161,349

Amounts in U.S. dollars

In addition, PEMEX performed a retrospective sensitivity analysis of the impact on its financial statements for the years ended December 31, 2013, 2012 and 2011, in which it assumed either an increase or decrease of 25 basis points in the floating interest rates of its debt and corresponding hedges.

At December 31, 2013, 2012 and 2011, had market interest rates been 25 basis points higher, with all other variables remaining constant, net income for the period would have been Ps. 4,993,915, Ps. 5,319,309 and Ps. 6,040,635 lower for December 31, 2013, 2012 and 2011, respectively, mainly as a result of an increase in interest expense. Conversely, had market interest rates been 25 basis points lower, net income for the period would have been Ps. 4,993,915, Ps. 5,319,309 and Ps. 6,040,635 greater at December 31, 2013, 2012 and 2011, respectively, as a result of a decrease in interest expense.

Exchange rate risk quantification

The investments of PEMEX's portfolios do not face foreign exchange risk because the funds of such portfolios are used to meet obligations in pesos and U.S. dollars.

Currency DFIs are entered into in order to hedge exchange rate risk arising from debt flows in currencies other than pesos and U.S. dollars or inflation risk arising from debt flows in UDIs. However, due to the accounting treatment of currency DFIs, net income is exposed to mark-to-market volatility as a result of changes in the exchange rates used in their valuation.

Exchange rate risk quantification was calculated for DFIs in conjunction with the exchange rate risk quantification for the debt portfolio. The following table shows the sensitivity of PEMEX's DFIs and debt portfolio to an increase of 1% to the exchange rates of currencies

(Figures stated in thousands, except as noted)

against the U.S. dollar. For the debt portfolio, exchange rate risk sensitivity was calculated taking into account both, interbank market yield curves and the PEMEX curves. In addition, the table shows the one-day horizon historical VaR of the remaining open position, with a confidence level of 95%, over a period of one year. These metrics were calculated solely for informational purposes. Nevertheless, in order to carry out management activities related to the debt portfolio, PEMEX periodically conducts quantitative analyses in order to estimate the exchange rate risk exposure generated by its debt issuances. Based on these analyses, PEMEX has elected to enter into DFIs as an exchange rate risk mitigation strategy.

Interest Rate and Currency DFIs

Currency	Interbank Yield Curves				PEMEX Curves
	1%	1%	1%	VaR 95%	1%
	Debt	DFI	Net	Net	Debt
AUD	(1,501,518)	1,501,518	—	—	(1,461,764)
CHF	(9,596,046)	9,596,046	—	—	(9,293,359)
Euro	(72,456,392)	72,455,953	(439)	(299)	(67,313,083)
Pound sterling	(8,536,371)	8,536,371	—	—	(7,662,961)
Yen	(14,582,598)	14,582,598	—	—	(13,851,766)
Peso	(91,513,213)	(19,352,163)	(110,865,376)	(122,377,944)	18,993,494
UDI	(19,903,106)	19,903,106	—	—	(19,344,143)

Amounts in U.S. dollars

As shown in the table above, DFIs mitigate 100% of the exchange rate risk derived from debt.

In addition, PEMEX performed a retrospective sensitivity analysis of the impact on its financial statements of the years ended December 31, 2013, 2012 and 2011, in which it assumed either an increase or decrease of 10% in the exchange rate between the U.S. dollar and peso in order to determine the impact on net income and equity as a result of applying these new rates to the monthly balances of assets and liabilities denominated in U.S. dollars.

At December 31, 2013, 2012 and 2011, had the peso depreciated against the U.S. dollar by 10% with other variables remaining constant, net income would have been Ps. 55,137,410, Ps. 59,026,725 and Ps. 50,298,520 lower, respectively, primarily as a result of an increase in the exchange rate losses. However, had the peso appreciated against the U.S. dollar by 10%, net income for the period would have increased by Ps. 55,137,410, Ps. 59,026,725 and Ps. 50,298,520, respectively, as a result of the decrease in exchange rate losses.

Quantification of risks related to third-party shares

Equity DFIs do not generate additional risk exposure to that arising from the shares. These shares are exposed to price risk and euro/U.S. dollar exchange rate risk. The quantification of these risks was carried out using the one-day horizon historical VaR, with a confidence level of 95%, over a period of one year, of Repsol's share price in euros converted to U.S. dollars. In addition, the mark-to-market sensitivity to an increase of 1% in the euro/U.S. dollar exchange

(Figures stated in thousands, except as noted)

rate is provided for informational purposes. These metrics are not considered for portfolio management purposes because the investment in shares of Repsol has a strategic, non-financial purpose.

EQUITY DFIs

Currency	Shares	Equity Risk Shares Value	VaR EQ	FX Risk 1%
Euro	67,969,767	1,711,286,786	(41,745,882)	17,087,994

· Amounts in U.S. dollars

Hydrocarbon price risk quantification

Pemex-Gas and Basic Petrochemicals occasionally faces market risk due to open positions arising from the mismatch between the DFI portfolio offered to domestic customers and hedges with international counterparties. As of December 31, 2013, Pemex-Gas and Basic Petrochemicals natural gas DFI portfolio had no market risk exposure.

Market risk exposure is measured using the 20-day Delta-Gamma VaR methodology, with a confidence level of 95%, based on 500 daily observations; VaR and Capital at Risk (CaR) are monitored and mitigated by pre-established limits.

It should be noted that sensitivity analyses were not carried out for other financial instruments, such as accounts receivable and payable (as defined in the financial reporting standards). Such accounts are cleared in the short term, and therefore market risk is considered to be nonexistent. Most of these accounts are related to hydrocarbon prices.

In accordance with the risk management regulatory framework that PMI Trading has implemented, VaR and the change in profit and loss by portfolio are calculated daily and compared to the maximum applicable limits in order to implement risk-mitigation mechanisms as necessary.

PMI Trading's global VaR associated with commodities market risk was Ps. 248.7 as of December 31, 2013. This VaR was calculated using the historical method with a 99% confidence level, two-year history and a one-day horizon. Similarly, PMI NASA is exposed to market risk associated with inventories of feedstocks and refined products, as well as with the purchase of crude oil for processing at the Deer Park refinery in a proportion equal to its shares in the refinery. This VaR was Ps. 154.2 as of December 31, 2013. These values were calculated with a 99% confidence level and a one-day horizon.

Credit Risk

When the fair value of DFIs is favorable to PEMEX, PEMEX faces the risk that counterparties will not be able to meet their obligations. To reduce this risk, PEMEX monitors the creditworthiness of its counterparties and calculates the credit risk exposure for its DFIs. In addition, PEMEX enters into DFIs mostly with major financial institutions with a minimum credit rating of BBB-. These ratings are issued and revised periodically by risk rating agencies. Furthermore, PEMEX maintains a diversified portfolio of counterparties.

Moreover, PEMEX has entered into various long-term cross-currency swaps agreements with "recouponing" provisions (pursuant to which the payments on the swaps are adjusted when the mark-to-market exceeds the relevant threshold specified in the swap), thereby limiting the exposure with its counterparties to a specific threshold amount. The specified thresholds were reached in seven cross-currency swaps during 2012 and four cross-currency swaps during 2013. These swaps were used to hedge the exchange rate exposure to the euro and the Pound sterling. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark-to-market value to zero.

According to IFRS 13, the fair value or mark-to-market value of a DFI must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. In accordance with market best practices, PEMEX applies the credit value adjustment (CVA) method to calculate the fair value of its DFIs.

In addition, in order to estimate the credit exposure to each financial counterparty, the potential future exposure was calculated by projecting the risk factors used in the valuation of each DFI in order to calculate the mark-to-market for different periods, taking into account any credit risk mitigation provisions.

The current and potential exposures, aggregated by credit rating, are as follows:

Maximum Credit Exposure by term in Petróleos Mexicanos

Rating	Current	Less than 1 year	1-3 years	3-5 years	5-7 years	7-10 years	More than 10 years
A+	42	79	120	153	161	108	0
A	115	356	327	86	42	42	0
A-	168	427	608	72	73	71	64
BBB+	96	198	313	301	359	0	0
BBB	74	321	201	256	145	77	25
BBB-	39	366	728	1,043	1,154	307	385

In millions of U.S. dollars

Moreover, PEMEX faces credit risk derived from its investments. As of December 31, 2013, the notional amounts of investments in domestic currency according to issuance credit ratings are as follows:

Credit Rating of Issuances*	Notional Amount (In millions of pesos)
mxAAA	600
mxA	150
mxA-1+	142
mxA-2	450
Total	**1,342**

*Minimum S&P, Moody's and Fitch credit rating.
Short and long-term National Credit Rating Scale.
Does not include investments in Mexican Government bonds.

The table above does not include domestic currency Mexican Government bonds because these issuances are considered not to carry default risk in this currency.

As of December 31, 2013, PEMEX held an investment in a note linked to Mexico's credit risk that was issued by a U.S. financial institution with a BBB credit rating. This note matures in June 2016 and has a face value of U.S. $108,000. PEMEX periodically monitors the issuer's credit rating, as well as the credit rating of the underlying assets, in order to quantify its exposure to the note's embedded credit risk.

Furthermore, by means of its credit guidelines for DFI operations, Pemex-Gas and Basic Petrochemicals has significantly reduced its credit risk exposure related to the DFIs offered to its customers to assist them in mitigating the risk associated with the volatility of natural gas prices.

In order to qualify for these DFIs, Pemex-Gas and Basic Petrochemicals' customers must be party to a current natural gas supply contract and sign a domestic master derivative agreement. Since October 2, 2009, DFIs with these customers must be initially secured by cash deposits, letters of credit or other collateral provisions, as required. In accordance with these guidelines, in the event that a client does not meet its payment obligations, DFIs related to this client are terminated, rights to collateral are exercised and, if the collateral is insufficient to cover the fair value, natural gas supply is suspended until the payment is made. As of December 31, 2013, Pemex-Gas and Basic Petrochemicals had a number of outstanding DFIs contracted before October 2, 2009 in which customers are not required to post collateral, the last of which matures in March 2014. The Board of Directors of Pemex-Gas and Basic Petrochemicals approves the credit requirements related to entering into DFIs with Pemex-Gas and Basic Petrochemicals.

As of December 31, 2013, the overdue accounts of natural gas customers in the industrial and distribution sectors accounted for less than 1.00% of the total sales of Pemex-Gas and Basic Petrochemicals.

As of December 31, 2013, Pemex-Gas and Basic Petrochemicals had open DFIs with 33 customers, of which 26 are industrial customers (79%), 6 are distributors (18%) and one customer is both an industrial customer and a distributor (3%). Of the total volume (in millions of British thermal units or MMBtu) of DFIs traded in 2013, industrial customers represented 50.4%, while distributors represented 46.4%. The customer belonging to both categories represented 3.2%.

As of December 31, 2013 and 2012, Pemex-Gas and Basic Petrochemicals, through its subsidiary MGI Supply, Ltd., had not provided any collateral for DFIs entered into to hedge its DFIs with customers. This was due to the following: (i) natural gas prices maintained levels below the strike price, which has kept the credit limits within the set limits; and (ii) when certain DFIs matured, Pemex-Gas and Basic Petrochemicals used domestic customers' payments to meet its international obligations.

The potential future exposure of MGI Supply, Ltd.'s DFI portfolio was calculated in a manner analogous to the analysis of Petróleos Mexicanos' DFI positions. The current and potential exposure, aggregated by credit rating, is as follows:

Maximum Credit Exposure by term in Pemex-Gas and Basic Petrochemicals

Rating	Current	Less than 1 year	1-3 years	3-5 years	5-7 years	7-10 years	More than 10 years
A	1.6	1.3	0.2	0.0	0.0	0.0	0.0
A-	0.4	0.5	0.5	0.0	0.0	0.0	0.0
BBB+	0.0	0.1	0.0	0.0	0.0	0.0	0.0

In millions of U.S. dollars

PMI Trading's credit risk associated with DFI transactions is mitigated through the use of futures and standardized instruments that are cleared through CME-Clearport.

PMI HBV's credit risk associated with DFI transactions is related to the financing that it obtains from the same DFI counterparties. PMI HBV's debt balance with such counterparties is greater than the DFIs' mark-to-market value.

Liquidity Risk

Through its debt planning and U.S. dollar selling operations, PEMEX currently preserves a cash balance at a level of liquidity in domestic currency and U.S. dollars that is considered adequate to cover its investment and operating expenses, as well as other payment obligations.

In addition, PEMEX has acquired three committed revolving credit lines in order to mitigate liquidity risk, one of which provides access to Ps. 10,000,000 with an expiration date of December 2015, and two others that each provides access to U.S. $1,250,000 with expiration dates in December 2016 and October 2017, respectively.

Finally, the investment strategies of PEMEX's portfolios are structured by selecting horizons that consider each currency's cash flow requirements in order to preserve liquidity.

The PMI Group mitigates the liquidity risk within its companies through several mechanisms, the most important of which is the centralized treasury or "*in-house bank*," which provides access to a syndicated credit line for up to U.S. $700,000, as well as to the additional cash in custody. In addition, the companies in the PMI Group have access to bilateral credit lines from financial institutions for up to U.S. $250,000.

The companies in the PMI Group monitor their cash flow on a daily basis and protect their creditworthiness in the financial markets. Liquidity risk is mitigated by monitoring the maximum/minimum permissible financial ratios as set forth in the policies approved by each company's Board of Directors.

The following tables show the cash flow maturities as well as the fair value of PEMEX's debt and DFI portfolios as of December 31, 2013 and 2012. It should be noted that:

- For debt obligations, these tables present principal cash flows and related weighted average interest rates for fixed rate debt.
- For interest rate and currency swaps, these tables present notional amounts and weighted average interest rates by expected (contractual) maturity dates.
- Weighted average variable rates are based on implied forward rates obtained from the interbank market yield curve at the reporting date.
- For natural gas DFIs, volumes are presented in MMBtu, and fixed average and strike prices are presented in U.S. dollars per MMBtu.
- A DFI's fair value includes CVA and is calculated based on market quotes obtained from market sources such as Reuters and Bloomberg. Forward curves for natural gas are supplied by the Kiodex Risk Workbench platform.
- For PMI Trading, prices used in commercial transactions and DFIs are published by reputable sources that are widely used in international markets, such as CME-NYMEX, Platts and Argus, among others.
- Fair value is calculated internally, by discounting cash flows with the corresponding zero-coupon yield curve, in the original currency.
- For all instruments, the tables are based on the contract terms in order to determine future cash flows categorized by expected maturity dates.
- This information is presented in thousands of pesos (except as noted).

(Figures stated in thousands, except as noted)

Quantitative Disclosure of Debt Cash Flows' Maturities as of December 31, 2013(1)(2)

	Year of Expected Maturity Date						Total	
	2014	2015	2016	2017	2018	2019 Thereafter	Total Carrying Value	Fair Value
Liabilities								
Outstanding debt								
Fixed rate (U.S. dollars)...............	18,827,853	30,599,245	8,012,990	7,282,939	54,091,020	304,856,256	423,670,303	447,282,809
Average Interest Rate (%)...........	—	—	—	—	—	—	5.4470%	
Fixed rate (Japanese yen)............	1,128,140	1,128,140	726,869	363,422	—	3,735,000	7,081,571	7,714,998
Average Interest Rate (%)...........	—	—	—	—	—	—	2.9070%	
Fixed rate (Pounds)......................	—	—	—	—	—	7,528,128	7,528,128	10,022,857
Average Interest Rate (%)...........	—	—	—	—	—	—	8.2500%	
Fixed rate (pesos).........................	—	9,500,000	7,498,990	—	—	51,230,219	68,229,209	72,738,704
Average Interest Rate (%)...........	—	—	—	—	—	—	8.1873%	
Fixed rate (UDIs).........................	—	—	—	—	—	26,746,411	26,746,411	25,295,383
Average Interest Rate (%)...........	—	—	—	—	—	—	3.6143%	
Fixed rate (euros).........................	500	46	15,316,513	21,511,809	—	41,245,103	78,073,971	88,219,672
Average Interest Rate (%)...........	—	—	—	—	—	—	4.9780%	
Fixed rate (Swiss Francs)............	7,352,900	—	—	—	—	4,403,283	11,756,183	12,200,636
Average Interest Rate (%)...........	—	—	—	—	—	—	3.1255%	
Fixed rate (Australian dollars).....	—	—	—	1,747,544	—	—	1,747,544	1,917,297
Average Interest Rate (%)...........	—	—	—	—	—	—	6.1250%	
Total fixed rate debt...................	**27,309,393**	**41,227,431**	**31,555,362**	**30,905,714**	**54,091,020**	**439,744,400**	**624,833,320**	**665,392,357**
Variable rate (U.S. dollars)..........	25,497,804	14,778,763	38,952,740	12,424,670	13,994,202	15,177,965	120,826,144	123,407,193
Variable rate (Japanese yen)........	2,608,275	—	—	—	—	7,968,000	10,576,275	10,995,410
Variable rate (euros)...................	4,779,803	—	—	—	—	—	4,779,803	5,041,659
Variable rate (pesos)...................	20,666,667	9,118,368	11,094,119	23,442,426	—	6,088,290	70,409,870	71,159,977
Total variable rate debt............	**53,552,549**	**23,897,131**	**50,046,859**	**35,867,096**	**13,994,202**	**29,234,255**	**206,592,092**	**210,604,238**
Total Debt...........................	**80,861,942**	**65,124,562**	**81,602,221**	**66,772,810**	**68,085,222**	**468,978,655**	**831,425,412**	**875,996,595**

Note: Numbers may not total due to rounding.

(1) The information in this table has been calculated using exchange rates at December 31, 2013 of: Ps. 13.0765 = U.S. $1.00; Ps. 0.1245 = 1.00 Japanese yen; Ps. 21.6560 = 1.00 Pound sterling; Ps. 5.058731 = 1.00 UDI; Ps. 18.0194 = 1.00 euro; Ps. 14.7058 = 1.00 Swiss Franc and Ps. 11.6982 = 1.00 Australian dollar.

(2) Figures in this table do not include accrued interest.

Source: PEMEX

(Figures stated in thousands, except as noted)

Quantitative Disclosure of Cash Flows' Maturities from Derivative Financial Instruments Held or Issued for Purposes Other than Trading as of December 31, 2013[(1) (2)]

	Year of Expected Maturity Date						Total Notional Amount	Fair Value[(3)]
	2014	2015	2016	2017	2018	Thereafter		
Hedging Instruments[(2) (4)]								
Interest Rate DFIs								
Interest Rate Swaps (U.S. dollars)								
Variable to Fixed	903,252	1,155,684	1,163,103	1,171,060	1,179,378	5,907,161	11,479,638	36,019
Average pay rate	4.31%	3.80%	3.88%	3.96%	4.04%	3.51%	n.a.	n.a.
Average receive rate	1.66%	1.46%	2.64%	4.17%	5.36%	6.03%	n.a.	n.a.
Interest Rate Swaps (pesos)								
Variable to Fixed	—	—	—	—	—	—	—	—
Average pay rate	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Average receive rate	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Currency DFIs								
Cross Currency Swaps								
Receive euros/ Pay U.S. dollars	—	—	13,449,180	22,464,185	—	41,205,171	77,118,535	1,153,442
Receive Japanese yen/ Pay U.S. dollars	3,691,887	1,076,589	674,237	337,110	—	14,355,308	20,135,132	(3,016,981)
Receive Pounds sterling/ Pay U.S. dollars	—	—	—	—	—	8,322,630	8,322,630	90,303
Receive UDI/ Pay pesos	—	—	—	—	—	26,174,756	26,174,756	434,082
Receive Swiss francs/ Pay U.S. dollars	6,257,431	—	—	—	—	4,296,391	10,553,822	1,132,123
Receive Australian dollars/ Pay U.S. dollars	—	—	—	2,032,873	—	—	2,032,873	(178,770)
Exchange Rate Forward								
Receive euros/ Pay U.S. dollars	4,800,666	—	—	—	—	—	4,800,666	158,144
			(in thousands of shares)					(nominal pesos)
Equity DFIs								
Equity Options on Repsol shares	19,068	—	—	—	—	—	19,068	101,458
Non-Hedging Instruments								
Equity DFIs								
Equity Swaps on Repsol shares	67,970	—	—	—	—	—	67,970	545,379

Notes: Numbers may not total due to rounding.
n.a. = not applicable.

(1) The information in this table has been calculated using the exchange rate at December 31, 2013 of: Ps. 13.0765 = U.S. $1.00 and Ps. 18.0194 = 1.00 euro.

(2) PEMEX's management uses these DFIs to hedge market risk; however, these DFIs do not qualify for accounting purposes as hedges and are recorded in the financial statements as entered into for trading purposes.

(3) Positive numbers represent a favorable fair value to PEMEX. These values include CVA.

(4) PMI's risk management policies and procedures establish that DFIs should be used only for hedging purposes; however DFIs are not recorded as hedges for accounting purposes.

Source: PEMEX

(Figures stated in thousands, except as noted)

Quantitative Disclosure of Debt Cash Flows' Maturities as of December 31, 2012[(1)]

	Year of Expected Maturity Date						Total Carrying Value	Fair Value
	2013	2014	2015	2016	2017	Thereafter		
Liabilities								
Outstanding debt								
Fixed rate (U.S. dollars)	18,065,918	10,739,796	29,100,931	6,657,348	5,916,768	289,010,070	359,490,832	409,508,428
Average Interest Rate (%)	—	—	—	—	—	—	5.5065%	—
Fixed rate (Japanese yen)	1,365,548	1,365,548	1,365,548	879,832	439,902	4,521,000	9,937,376	10,025,412
Average Interest Rate (%)	—	—	—	—	—	—	2.8298%	—
Fixed rate (Pounds sterling)	8,456,040	—	—	—	—	7,341,929	15,797,969	18,975,682
Average Interest Rate (%)	—	—	—	—	—	—	7.8500%	—
Fixed rate (pesos)	2,600,000	—	9,500,000	7,498,540	—	32,825,083	52,423,623	53,759,282
Average Interest Rate (%)	—	—	—	—	—	—	8.1325%	—
Fixed rate (UDIs)	—	—	—	—	—	25,769,564	25,769,564	21,955,725
Average Interest Rate (%)	—	—	—	—	—	—	6.8183%	—
Fixed rate (euros)	8,599,310	477	44	14,617,302	20,498,240	17,196,800	60,912,174	70,308,401
Average Interest Rate (%)	—	—	—	—	—	—	5.8315%	—
Fixed rate (Swiss francs)	—	7,122,574	—	—	—	4,264,960	11,387,534	11,792,235
Average Interest Rate (%)	—	—	—	—	—	—	3.1255%	—
Fixed rate (Australian dollars)	—	—	—	—	2,015,893	—	2,015,893	2,195,044
Average Interest Rate (%)	—	—	—	—	—	—	6.1250%	—
Total fixed rate debt	39,086,816	19,228,395	39,966,523	29,653,022	28,870,803	380,929,406	537,734,965	598,520,209
Variable rate (U.S. dollars)	47,754,190	18,915,934	12,810,116	37,632,511	11,376,909	16,463,678	144,953,337	142,226,642
Variable rate (Japanese yen)	—	3,157,165	—	—	—	9,644,800	12,801,965	11,718,065
Variable rate (euros)	4,581,525	4,581,525	—	—	—	—	9,163,050	9,852,056
Variable rate (pesos)	13,820,733	20,658,367	9,115,190	11,142,846	18,470,405	—	73,207,542	71,861,151
Total variable rate debt	66,156,448	47,312,992	21,925,306	48,775,357	29,847,314	26,108,478	240,125,894	235,657,914
Total debt	105,243,264	66,541,386	61,891,829	78,428,379	58,718,117	407,037,884	777,860,859	834,178,124

Note: Numbers may not total due to rounding.

(1) The information in this table has been calculated using exchange rates at December 31, 2012 of: Ps. 13.0101 = U.S. $1.00; Ps. 0.1507 = 1.00 Japanese yen; Ps. 21.1404 = 1.00 Pound sterling; Ps. 4.874624 = 1.00 UDI; Ps. 17.1968 = 1.00 euro; Ps. 14.2451 = 1.00 Swiss franc and Ps. 13.5045 = 1.00 Australian dollar.

Source: PEMEX

(Figures stated in thousands, except as noted)

Quantitative Disclosure of Cash Flows' Maturities from Derivative Financial Instruments Held or Issued for Purposes Other than Trading as of December 31, 2012[1] [2]

	Year of Expected Maturity Date						Total	
	2013	2014	2015	2016	2017	Thereafter	Notional Amount	Fair Value[4]
Hedging Instruments[2] [3]								
Interest Rate DFIs								
Interest Rate Swaps (U.S. dollars)								
Variable to Fixed	86,064	90,117	94,348	98,557	103,310	430,350	902,745	(81,142)
Average pay rate	4.53%	4.53%	4.52%	4.52%	4.51%	4.44%	n.a.	n.a.
Average receive rate	1.76%	1.86%	2.10%	2.56%	3.07%	3.95%	n.a.	n.a.
Interest Rate Swaps (pesos)								
Variable to Fixed	7,500,000	—	—	—	—	—	7,500,000	(252,778)
Average pay rate	11.485%	—	—	—	—	—	n.a.	n.a.
Average receive rate	4.787%	—	—	—	—	—	n.a.	n.a.
Currency DFIs								
Cross Currency Swaps								
Receive euros/ Pay U.S. dollars	8,443,555	—	—	13,380,888	22,350,116	16,226,808	60,401,367	52,516
Receive Japanese yen/ Pay U.S. dollars	1,071,123	3,673,141	1,071,123	670,813	335,398	14,282,414	21,104,012	662,872
Receive Pounds sterling/ Pay U.S. dollars	8,880,564	—	—	—	—	8,460,559	17,341,123	98,085
Receive UDI/ Pay pesos	—	—	—	—	—	21,935,663	21,935,663	1,367,252
Receive Swiss francs/ Pay U.S. dollars	—	6,225,657	—	—	—	4,274,575	10,500,232	803,148
Receive Australian dollars/ Pay U.S. dollars	—	—	—	—	2,022,550	—	2,022,550	132,749
Exchange Rate Forward								
Receive euros/ Pay U.S. dollars	7,181,512	4,581,512	—	—	—	—	11,763,024	(41,795)
			(in thousands of shares)				(nominal pesos)	
Equity DFIs								
Equity Options on Repsol shares	19,070	19,070	—	—	—	—	38,140	1,433,769
Non-Hedging Instruments								
Equity DFIs								
Equity Swaps on Repsol shares	58,680	—	—	—	—	—	58,680	(2,030,668)

Notes: Numbers may not total due to rounding.
n.a. = not applicable.

(1) The information in this table has been calculated using the exchange rate at December 31, 2012 of: Ps. 13.0101 = U.S. $1.00 and Ps. 17.1968 = 1.00 euro.

(2) PEMEX's management uses these DFIs to hedge market risk; however, these DFIs do not qualify for accounting purposes as hedges and are recorded in the financial statements as entered into for trading purposes.

(3) PMI's risk management policies and procedures establish that DFIs should be used only for hedging purposes; however DFIs are not recorded as hedges for accounting purposes.

(4) Positive numbers represent a favorable fair value to PEMEX. These values include CVA.

Source: PEMEX

(Figures stated in thousands, except as noted)

(b) Fair Value of Derivative Financial Instruments

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFI portfolio is composed primarily of swaps, the prices of which are estimated by discounting flows using the appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

The options contained in PMI HBV's DFI portfolio are European-style, consisting of plain vanilla calls or puts, and/or are valued internally based on the traditional Black-Scholes model or certain variations thereof.

In accordance with established policies, PEMEX has analyzed the different contracts it has entered into and has determined that according to the terms thereof, none meet the criteria necessary to be classified as embedded derivatives. Accordingly, as of December 31, 2013, 2012 and 2011, PEMEX did not recognize any foreign currency embedded derivatives.

Accounting treatment

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of IAS 39, "Financial Instruments Recognition and Measurement" ("IAS 39") for designation as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value are recognized in the financing cost.

As of December 31, 2013 and 2012, the net fair value of PEMEX's DFIs was Ps. 457,158 and Ps. 2,173,692, respectively. As of December 31, 2013, and 2012, PEMEX did not have any DFIs designated as hedges.

The following table shows the fair values and notional amounts of PEMEX's over-the-counter ("OTC") DFIs that were designated as non-hedges for accounting purposes and entered into for trading purposes as of December 31, 2013 and 2012. It should be noted that:

- A DFI's fair value includes the CVA and is calculated based on market quotes obtained from market sources such as Reuters and Bloomberg. Forward curves for natural gas are supplied by the Kiodex Risk Workbench platform.

- Fair value is calculated internally, by discounting cash flows with the corresponding zero-coupon yield curve, in the original currency.

- The information is presented in thousands of pesos (except as noted).

(Figures stated in thousands, except as noted)

DFI	Position	December 31, 2013 Notional Amount	December 31, 2013 Fair Value	December 31, 2012 Notional Amount	December 31, 2012 Fair Value
Equity Swaps	PEMEX pays floating in U.S. dollar and receives total return on Repsol shares.	21,751,402	545,379	17,414,977	(2,030,668)
Interest Rate Swaps	PEMEX pays fixed in peso and receives the PIP 182 day rate.	—	—	7,500,000	(252,778)
Cross-Currency Swaps	PEMEX pays fixed in U.S. dollar and receives floating in 3-month U.S. dollar LIBOR + spread.	9,807,375	100,454	—	—
Cross-Currency Swaps	PEMEX pays fixed in pesos and receives notional in UDI.	16,105,371	(195,500)	15,395,443	29,415
Cross-Currency Swaps	PEMEX pays the 28-day TIIE + spread in pesos and receives fixed in UDI.	10,069,385	629,582	6,540,220	1,337,837
Cross-Currency Swaps	PEMEX pays fixed in U.S. dollar and receives fixed in Japanese yen.	6,320,558	3,519	7,359,585	1,355,238
Cross-Currency Swaps	PEMEX pays floating in 3-month U.S. dollar LIBOR + spread and receives floating in 3-month yen LIBOR + spread.	2,615,300	(14,337)	2,602,020	559,122
Cross-Currency Swaps	PEMEX pays floating in 6-month U.S. dollar LIBOR + spread and receives floating in 6-month yen LIBOR + spread.	11,199,274	(3,006,164)	11,142,406	(1,251,488)
Cross-Currency Swaps	PEMEX pays fixed in U.S. dollar and receives fixed in euro.	77,118,535	1,153,442	60,401,367	52,516
Cross-Currency Swaps	PEMEX pays fixed in U.S. dollar and receives fixed in Pound sterling.	—	—	8,880,564	(403,796)
Cross-Currency Swaps	PEMEX pays floating in 6-month U.S. dollar LIBOR + spread and receives fixed in Pound sterling.	8,322,630	90,303	8,460,559	501,881
Cross-Currency Swaps	PEMEX pays fixed in U.S. dollar and receives fixed in CHF.	10,553,822	1,132,123	10,500,232	803,148
Cross-Currency Swaps	PEMEX pays fixed in U.S. dollar and receives fixed in AUD.	2,032,873	(178,770)	2,022,550	132,749
Natural Gas Swaps	PEMEX Receives fixed	(97,301)	5,731	(505,595)	159,110
Natural Gas Swaps	PEMEX Receives floating	95,493	(3,965)	498,239	(153,745)
Natural Gas Options	PEMEX Long Call	415,243	23,928	374,048	13,979
Natural Gas Options	PEMEX Short Call	(415,380)	(23,755)	(374,461)	(13,733)
Interest Rate Swaps	PEMEX pays fixed in U.S. dollar and receives floating in U.S. dollar LIBOR 1M.	1,672,263	(64,435)	902,745	(81,142)
Exchange Rate Forward	PEMEX pays fixed in U.S. dollar and receives fixed in euro.	4,800,666	158,144	11,765,925	(41,795)
Stock Options	PEMEX Long Put, Short Call and Long Call.	19,068,080 shares	101,458	38,140,000 shares	1,433,769
Subtotal		—	**457,138**	—	**2,149,619**

(Figures stated in thousands, except as noted)

Note: Numbers may not total due to rounding.

(Figures stated in thousands, except as noted)

DFI	Market	December 31, 2013 Volume (MMb)	December 31, 2013 Fair Value	December 31, 2012 Volume (MMb)	December 31, 2012 Fair Value
Petroleum Products Swaps	Exchange Traded	(3.95)	(58,229)(1)	(1.8)	24,073
Subtotal			(58,229)		24,073
Total			398,910		2,173,692

Note: Numbers may not total due to rounding.

(1) The fair value of the Petroleum Products Swaps as of December 31, 2013, was recognized in the "Cash and cash equivalents" line item in the statement of financial position because PEMEX considered these financial assets to be fully liquid.

The exchange rate for U.S. dollars as of December 31, 2013 and 2012 was Ps. 13.0765 and Ps. 13.0101 per U.S. dollar, respectively. The exchange rate for euros as of December 31, 2013 and 2012 was Ps. 18.0194 and Ps. 17.1968 per euro, respectively.

For the years ended December 31, 2013, 2012 and 2011, PEMEX recognized a net gain (loss) of Ps. 1,310,973, (Ps. 6,257,648) and (Ps. 1,419,183), respectively, in financing cost with respect to DFIs treated as instruments entered into for trading purposes.

In addition, for the year ended December 31, 2011, PEMEX recognized a loss of Ps. 277,042, recorded in financing cost, corresponding to its embedded derivatives related to the Repsol shares it purchased in 2011.

The following table presents the location on the statement of financial position and the fair value of PEMEX's DFIs (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), as of December 31, 2013 and 2012:

	Derivatives Assets		
		Fair Value	
Derivatives not designated as hedging instruments	**Location in Statement of Financial Position**	**December 31, 2013**	**December 31, 2012**
Embedded Derivatives	Derivative financial instruments	Ps. —	Ps. —
Forwards	Derivative financial instruments	158,156	—
Futures	Derivative financial instruments	—	—
Stock Options	Derivative financial instruments	119,367	1,433,769
Natural Gas Options	Derivative financial instruments	23,930	13,979
Equity Swaps	Derivative financial instruments	991,346	31,762
Cross-currency Swaps	Derivative financial instruments	5,342,656	7,211,988
Natural Gas Swaps	Derivative financial instruments	5,731	159,110
Petroleum Product Swaps	Derivative financial instruments	—	80,908
Propane Swaps	Derivative financial instruments	—	—
Interest Rate Swaps	Derivative financial instruments	100,454	—
Others	Derivative financial instruments	—	118,637
Total Derivatives not designated as hedging instruments		6,741,640	9,050,153

(Figures stated in thousands, except as noted)

Total Assets		**Ps. 6,741,640**	**Ps. 9,050,153**

	Derivatives Liabilities		
		Fair Value	
Derivatives not designated as hedging instruments	**Location in Statement of Financial Position**	**December 31, 2013**	**December 31, 2012**
Embedded Derivatives	Derivative financial instruments	Ps. —	Ps. —
Forwards	Derivative financial instruments	—	(41,795)
Futures	Derivative financial instruments	—	—
Stock Options	Derivative financial instruments	**(17,901)**	—
Natural Gas Options	Derivative financial instruments	**(23,757)**	(13,733)
Equity Swaps	Derivative financial instruments	**(445,966)**	(2,062,429)
Cross-currency Swaps	Derivative financial instruments	**(5,728,458)**	(4,095,366)
Natural Gas Swaps	Derivative financial instruments	**(3,965)**	(153,746)
Petroleum Product Swaps	Derivative financial instruments	—	(9,490)
Propane Swaps	Derivative financial instruments	—	—
Interest Rate Swaps	Derivative financial instruments	**(64,435)**	(333,919)
Others	Derivative financial instruments	—	(42,333)
Total Derivatives not designated as hedging instruments		**(6,284,482)**	**(6,752,811)**
Total Liabilities		**Ps. (6,284,482)**	**Ps. (6,752,811)**
Net Total		**Ps. 457,158**	**Ps. 2,297,342**

The following table presents the gain (loss) recognized in income on PEMEX's DFIs for the years ended December 31, 2013, 2012 and 2011, and the line location in the financial statements of such gains and losses.

Derivatives not designated as hedging instruments	**Location of Gain (Loss) Recognized in Statement of Operations on Derivatives**	**Amount of Gain (Loss) Recognized in Statement of Operations on Derivatives**		
		2013	**2012**	**2011**
Embedded Derivatives	Financing cost	**Ps. —**	Ps. —	Ps. (277,042)
Forwards	Financing cost	**186,857**	(120,753)	(280,248)
Futures	Financing cost	**(129,329)**	(1,098,645)	(1,880,401)
Stock Options	Financing cost	**(1,241,765)**	1,418,503	(1,275,188)
Natural Gas Options	Financing cost	**3,587**	6,402	31,451
Equity Swaps	Financing cost	**4,726,258**	(7,211,961)	2,129,389
Cross-currency Swaps	Financing cost	**(2,166,762)**	664,773	571,822
Natural Gas Swaps	Financing cost	**8,931**	1,472	71,071
Petroleum Product Swaps	Financing cost	**(89,020)**	(130,662)	(594,694)
Propane Swaps	Financing cost	**20**	205,366	—
Interest Rate Swaps	Financing cost	**58,744**	(103,123)	(192,618)
Others	Financing cost	**(46,548)**	110,980	233
Total		**Ps. 1,310,973**	**Ps. (6,257,648)**	Ps. (1,696,225)

(Figures stated in thousands, except as noted)

(c) *Fair value hierarchy*

PEMEX values its DFIs under standard methodologies commonly applied in the financial markets. PEMEX's related assumptions therefore fall under Level 2 of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities. Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX's applicable assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses derivative instruments as a mitigation mechanism when potential sources of market risk are identified.

The following tables present information about PEMEX's assets and liabilities measured at fair value, and indicates the fair value hierarchy of the inputs utilized to determine the fair values as of December 31, 2013 and 2012.

	Fair value hierarchy			Total as of December 31, 2013
	Level 1	**Level 2**	**Level 3**	
Assets:				
Derivative financial instruments	Ps. —	Ps. 6,741,640	Ps. —	Ps. 6,741,640
Investments in equity instruments	17,728,490	81	—	17,728,571
Permanent investments in associates	—	16,779,501	—	16,779,501
Liabilities:				
Derivative financial instruments	—	(6,284,482)	—	(6, 284,482)

	Fair value hierarchy			Total as of December 31, 2012
	Level 1	**Level 2**	**Level 3**	
Assets:				
Derivative financial instruments	Ps. —	Ps. 9,050,153	Ps. —	Ps. 9,050,153
Investments in equity instruments	15,771,202	57	—	15,771,259
Permanent investments in associates	—	14,646,263	—	14,646,263
Liabilities:				
Derivative financial instruments	—	(6,752,811)	—	(6,752,811)

(Figures stated in thousands, except as noted)

Where directly comparable market quotes are not available to measure the fair value of PEMEX's financial instruments, PEMEX uses Level 2 valuation to calculate fair value based on quotes from major market sources. These market quotes are then adjusted internally using standard market pricing models for interest rate, currency, equity and commodities derivatives

The estimated fair value of the remaining financial assets and liabilities, as of December 31, 2013 and 2012 in nominal terms, was as follows:

	December 31, 2013		December 31, 2012	
	Carrying value	**Fair value**	**Carrying value**	**Fair value**
Assets:				
Cash and cash equivalents	**Ps. 80,745,719**	**Ps. 80,745,719**	Ps. 119,234,891	Ps. 119,234,891
Accounts, notes receivable and other	**122,512,011**	**122,512,011**	133,009,511	133,009,511
Liabilities:				
Suppliers	**106,745,193**	**106,745,193**	61,513,451	61,513,451
Accounts and accumulated expenses payable	**14,194,719**	**14,194,719**	9,315,539	9,315,539
Current portion of long-term debt	**90,676,943**	**90,676,943**	114,241,005	114,241,005
Long-term debt	**750,563,471**	**795,134,654**	672,617,595	719,937,119

The fair values of the financial current assets and current liabilities presented in the table above appear for informational purposes.

The fair values of current financial assets and short-term liabilities are equal to their nominal values because, due to their short-term maturities, their nominal values are very close to their corresponding fair values.

The fair value of long-term debt is estimated using quotes from major market sources which are then adjusted internally using standard market pricing models. As a result of relevant assumptions, estimated fair values do not necessarily represent the actual terms at which existing transactions could be liquidated or unwound.

The information related to "Cash and cash equivalents," "Accounts, notes receivable and other," "Investments in equity instruments," "Permanent investments in associates" and "Debt" is described in the following notes, respectively:

- Note 5, Cash, Cash Equivalents and Restricted Cash;
- Note 6, Accounts, Notes Receivable and Other;
- Note 8, Investments in Equity Instruments;

(Figures stated in thousands, except as noted)

- Note 9, Permanent Investments in Associates; and
- Note 12, Debt.

NOTE 14—EMPLOYEE BENEFITS:

PEMEX has established defined benefit plans for the retirement of its employees, to which only the employer contributes. Benefits under these plans are based on an employee's salary and years of service completed at retirement. Obligations and costs of such plans are recorded in accordance with actuarial valuations performed by independent actuaries. The regulatory framework of the plan assets does not establish minimum funding requirements. PEMEX has also established plans for other post-employment benefit obligations whose actuarial amounts are determined by independent actuaries. Such plans include medical services to retired employees and their dependents and cash provided for basic necessities.

PEMEX funds its employees benefits through Mexican trusts, the resources of which come from the seniority premium item of PEMEX's annual budget (programmable expense), or any other item that substitutes or relates to this item, or that is associated to the same item and the interests, dividends or capital gains obtained from the investments of the trusts.

During 2013 there were no changes to the benefits of the plans, nor was any reduction events and early extinguishment of employee benefit obligations.

The following table show the amounts associated with PEMEX's labor obligations:

	December 31,	
	2013	**2012**
Liability for defined benefits at retirement and post-employment at the end of the year	**Ps. 1,106,039,249**	Ps. 1,270,595,644
Liability for other long-term benefits	**13,168,621**	17,945,115
Total liability for defined benefits recognized in the statement of financial consolidated position at the end of the year	**Ps. 1,119,207,870**	Ps. 1,288,540,759

The following tables contain detailed information regarding PEMEX's retirement and post-employment benefits:

Changes in the Liability for Defined Benefits

	2013	2012

(Figures stated in thousands, except as noted)

Liability for defined benefits at the beginning of year	**Ps. 1,270,595,644**	Ps. 849,254,113
Charge to income for the year	**120,154,689**	91,481,743
Defined benefits paid by the fund	**(3,965,258)**	(4,490,055)
Contributions paid to the fund	**(33,210,277)**	(30,796,230)
Actuarial (gains) losses in other comprehensive result due to variances in assumptions	**(247,535,549)**	365,146,073
Defined benefit liabilities at end of year	**Ps. 1,106,039,249**	Ps. 1,270,595,644

In 2013 and 2012, the net actuarial gains of Ps. (247,535,549) and losses of Ps. 365,146,073, respectively, were primarily due to the following modifications to the actuarial assumptions:

(i) increases in the discount and expected return on plan assets rates, from 6.90% in 2012 to 8.45% in 2013; and

(ii) increases in the rate of increase in the cost of medical services from 6.79% in 2012 to 7.65% in 2013.

Changes in Plan Assets

	2013	2012
Plan assets at the beginning of year	**Ps. 5,049,225**	Ps. 4,977,231
Expected return on plan assets	**975,488**	1,187,856
Payments by the fund	**(34,819,235)**	(31,490,428)
Company contributions to the fund	**33,210,277**	30,796,230
Actuarial (gains) losses in plan assets	**(97,326)**	(421,664)
Plan assets at the end of the year	**Ps. 4,318,429**	Ps. 5,049,225

Changes in Defined Benefit Obligations

	2013	2012
Defined benefit obligations at the beginning of year	**Ps. 1,275,644,867**	Ps. 854,161,562
Service costs	**34,677,009**	20,518,547
Financing costs	**86,393,563**	71,820,624
Past service costs	**(66,637)**	7,745
Payments by the fund	**(38,723,945)**	(35,915,595)
Actuarial (gains) losses (remeasurements) in accumulated defined benefit obligations ("OBD") derived from changes in actuarial assumptions	**(247,567,178)**	365,051,984
Defined benefit obligations at the end of year	**Ps. 1,110,357,679**	Ps. 1,275,644,867

The asset ceiling test was not applied because there was a deficit of labor liabilities at the beginning and end of the year.

The effect of an increase or decrease of one percentage point in the assumed variation rate is a 13.17% decrease or a 16.73% increase in defined benefit obligations, respectively.

(Figures stated in thousands, except as noted)

The effect of an increase or decrease of one percentage point in the assumed variation rate with respect to the cost and obligations related to medical services point is a 23.29% increase or a 17.76% decrease in defined benefit obligations, respectively.

Assumptions regarding future mortality are based on EMSSA2009 to Circular S 22.2 of the *Comisión Nacional de Seguros y Fianzas* (National Commission of Insurance and Bonds). The SHCP also provides recommendations concerning actuarial valuations to entities of the Federal Public Administration.

The effects discussed above were determined using the projected unit credit method, which is the applied method in prior years.

The expected contribution to the fund for next year amounts to Ps. 38,029,665.

The average length of a defined benefit obligation is 18.4 years.

PEMEX's plan assets are held in two trusts, the FOLAPE and the FICOLAVI, which are managed by BBVA Bancomer, S.A. and a technical committee for each trust that is comprised of personnel from Petróleos Mexicanos and the trusts.

As of December 31, 2013 and 2012, the amounts and types of plan assets are as follows:

	As of December 31,	
	2013	**2012**
Cash and cash equivalents	**Ps. 1,622,166**	Ps. 3,017,245
Equity instruments	**541,262**	410,357
Debt instruments	**2,155,001**	1,621,623
Total plan assets	**Ps. 4,318,429**	Ps. 5,049,225

The following tables present additional fair value disclosure about plan assets as of December 31, 2013 and 2012:

	Fair Value Measurements as of December 31, 2013			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	**Significant Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Asset Category:				
Cash and cash equivalents	**Ps. 1,622,166**	Ps. —	Ps. —	**Ps. 1,622,166**
Equity instruments	**541,262**	—	—	**541,262**
Debt instruments	**2,155,001**	—	—	**2,155,001**
Total	**Ps. 4,318,429**	Ps. —	Ps. —	**Ps. 4,318,429**

(Figures stated in thousands, except as noted)

	Fair Value Measurements as of December 31, 2012			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	**Significant Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Asset Category:				
Cash and cash equivalents	**Ps. 3,017,245**	Ps. —	Ps. —	**Ps. 3,017,245**
Equity instruments	**410,357**	—	—	**410,357**
Debt instruments	**1,621,623**	—	—	**1,621,623**
Total	**Ps. 5,049,225**	Ps. —	Ps. —	**Ps. 5,049,225**

As of December 31, 2013 and 2012, the principal actuarial assumptions used in determining the defined benefit obligation for the plans are as follows:

	As of December 31,	
	2013	**2012**
Rate of increase in salaries	**5.10%**	5.10%
Rate of increase in pensions	**4.60%**	4.60%
Rate of increase in medical services	**7.65%**	6.79%
Inflation assumption	**4.00%**	4.00%
Discount and expected return on plan assets rate	**8.45%**	6.90%

The discount rate was determined based on the performance of government bonds at the reporting date and considering the average duration of the defined benefit obligation.

Other long-term benefits

PEMEX has established other long-term benefit plans for its employees, to which employees do not contribute, which correspond to the same seniority premiums payable for disability. Benefits under these plans are based on an employee's salary and years of service completed at separation. Obligations and costs of such plans are recorded in accordance with actuarial valuations performed by independent actuaries. The regulatory framework does not set forth any minimum funding requirements.

During the year under review there were no changes to plan benefits, nor was any reduction events and early extinguishment of employee benefit obligations.

The amounts recognized for these obligations in the statements of comprehensive income for the years ended December 31, 2013 and 2012 are as follows:

(Figures stated in thousands, except as noted)

Changes in the Liability for Defined Benefits

	2013	2012
Liabilities Defined benefit at the beginning of year	**Ps. 17,945,114**	Ps. 12,824,520
Charge to income for the year	**2,658,122**	2,086,252
Actuarial (gains) losses recognized in income	**(7,434,615)**	3,034,342
Liabilities Defined benefit at the end of year	**Ps. 13,168,621**	Ps. 17,945,114

The principal actuarial assumptions used in determining the defined benefit obligation for the plans are as follows:

	December 31,	
	2013	2012
Rate of increase in salaries	**5.10%**	5.10%
Inflation assumption	**4.00%**	4.00%
Discount and expected return on plan assets rate	**8.45%**	6.90%

The discount rate was determined based on the performance of government bonds at the reporting date and considering the average duration of the defined benefit obligation.

NOTE 15—PROVISIONS FOR SUNDRY CREDITORS:

At December 31, 2013 and 2012, the provisions for sundry creditors and others is as follows:

	December 31,	
	2013	2012
Provision for plugging of wells (Note 10(c))	**Ps. 46,118,080**	Ps. 48,153,060
Provision for trails in process (Note 23)	**17,624,737**	9,977,366
Provision for environmental costs (Note 23)	**5,466,581**	5,672,368
	Ps. 69,209,398	Ps. 63,802,794

(Figures stated in thousands, except as noted)

The following tables show the allowance account for plugging of wells, trials in progress and environmental costs:

	Plugging of wells	
	December 31,	
	2013	2012
Balance at the beginning of the period	Ps. 48,153,060	Ps. 42,507,002
Additions capitalized in fixed assets	3,518,799	2,547,962
Discount rate against income	(5,240,305)	3,552,924
Deductions	(313,474)	(454,828)
Balance at the end of the period	Ps. 46,118,080	Ps. 48,153,060

	Trials in progress	
	December 31,	
	2013	2012
Balance at the beginning of the period	Ps. 9,977,366	Ps. 8,421,697
Additions against income	8,722,029	2,452,104
Discount rate against income	(324,607)	(724,716)
Deductions	(750,051)	(171,719)
Balance at the end of the period	Ps. 17,624,737	Ps. 9,977,366

	Environmental costs	
	December 31,	
	2013	2012
Balance at the beginning of the period	Ps. 5,672,368	Ps. 5,527,919
Additions against income	534,574	1,489,955
Discount rate against income	(208,307)	(971,469)
Deductions	(532,054)	(374,037)
Balance at the end of the period	Ps. 5,466,581	Ps. 5,672,368

Provision for plugging of wells

Pemex records a provision at present value for the future plugging cost of an oil production facility or pipeline at the time that it is built.

The plugging provision represents the present value of plugging costs related to oil and gas properties. These provisions have been created based on internal estimates of PEMEX. PEMEX has made certain assumptions based on the current economic environment that PEMEX believes provide a reasonable basis on which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes in the assumptions. However, actual plugging costs in the long run will depend on future market prices for the necessary plugging work, which reflect market conditions at the time the work is being performed.

(Figures stated in thousands, except as noted)

Moreover, the time of plugging depends on when the fields cease to have economically viable production rates, which, in turn, depends on the inherently uncertain future prices of oil and gas.

NOTE 16—DISCLOSURES OF CASH FLOW:

The following items represent non-cash transactions and are presented for disclosure purposes:

	For the years ended December 31,		
	2013	**2012**	**2011**
Investments in equity instruments	**Ps. 4,453,495**	Ps. (10,125,874)	Ps. 13,872,160
Employee benefits equity effect	**247,376,029**	(364,878,859)	(14,890,060)
Net cost of the year for employee benefits	**115,339,689**	96,602,337	84,095,152
Financed Public Works Contracts	**3,042,876**	7,523,603	9,606,162
Cumulative currency translation effect	**5,127,480**	2,685,060	4,455,677
Accrued interest	**817,261**	389,773	1,218,222

NOTE 17—INCOME TAXES AND FEDERAL DUTIES:

On December 21, 2005, the Mexican Congress approved a new fiscal regime for Petróleos Mexicanos and the Subsidiary Entities, which was published in the Official Gazette of the Federation, effective January 1, 2006. Under this fiscal regime, Pemex-Exploration and Production's contribution scheme continues to be governed by the *Ley Federal de Derechos* (Federal Duties Law), while the fiscal regime for PEMEX (other than Pemex-Exploration and Production) is determined by the *Ley de Ingresos de la Federación* (Federal Revenue Law).

This regime was modified in each of 2007, 2008, 2009, 2010, 2011 and 2012. In addition, new modifications entered into effect on January 1, 2013, including the following:

i. The tax regime applicable to *campos marginales* (marginal fields) was modified.

iii. The difference between the annual weighted average Mexican crude oil price and the budgeted crude oil price as provided by the Federal Revenue Law was U.S. $86.00 during 2013 and U.S. $85.00 during 2012.

The fiscal regime for PEMEX for 2013 contemplates the following duties:

(a) DOSH

During both 2013 and 2012, the applicable rate of this duty was 71.5%. The computation of this duty is based on the value of the extracted total production of crude oil and natural gas

(Figures stated in thousands, except as noted)

during the year, minus certain permitted deductions established in the Federal Duties Law (including certain investments, costs, expenses and duties).

During 2013, Pemex-Exploration and Production made daily, weekly and monthly advance payments in the amounts of Ps. 231,601,625, Ps. 231,601,760 and Ps. 254,070,440, respectively, and a pending payment of Ps. 69,927, totaling Ps. 717,343,752, which was credited to the annual payment of the DOSH. During 2012, Pemex-Exploration and Production made daily, weekly and monthly advance payments in the amounts of Ps. 233,925,606, Ps. 233,925,517 and Ps. 278,417,852, respectively, totaling Ps. 747,623,002, which was credited towards the annual payment of the DOSH.

In computing this duty, deductions derived from the residual value of investments made before the current fiscal regime took effect may be applied as a deferred deduction, referred to as a "temporary difference", in accordance with IAS 12, "Income Taxes" ("IAS 12"). These deductions may be made in a maximum remaining period of ten years, the effect of which, if applied, can have a favorable effect in an amount up to approximately Ps. 302,763,680, depending on certain conditions established in the Federal Duties Law. To date, PEMEX has not recognized such effect from these deferred deductions because they are considered unlikely to materialize. These deductions will expire in 2017.

(b) Hydrocarbons Duty for the Stabilization Fund

Pemex-Exploration and Production must pay this duty when, during the applicable year, the weighted average Mexican crude oil export price exceeds U.S. $22.00. The applicable rate varies between 1% and 10%, depending on the weighted average price of crude oil exports, with the maximum rate of 10% applying when the price exceeds U.S. $31.00 per barrel. Collections of this duty are deposited in the *Fondo de Estabilización de Ingresos Petroleros* (Oil Revenues Stabilization Fund).

(c) Derecho Extraordinario sobre la Exportación de Petróleo Crudo (Extraordinary Duty on Crude Oil Exports)

This duty is calculated by applying a rate of 13.1% to the value resulting from multiplication of (i) the difference between the annual weighted average Mexican crude oil export price and the budgeted crude oil price as provided for in the Federal Revenue Law (U.S. $86.00 during 2013 and U.S. $85.00 during 2012), by (ii) the annual export volume. The duty actually paid may be credited against the Hydrocarbons Duty for the Stabilization Fund. Collections of this duty are directed to the Federative Entities through the Stabilization Fund for the Income of Federative Entities.

(Figures stated in thousands, except as noted)

(d) Derecho para la Investigación Científica y Tecnológica en Materia de Energía (Duty for Scientific and Technological Research on Energy)

During both 2013 and 2012, this duty was applied at a rate of 0.65% to the value of the extracted production of crude oil and natural gas for the year. The proceeds of this tax are allocated to the following funds:

- *Fondo Sectorial CONACYT* (CONACYT Sector Fund) of the *Consejo Nacional de Ciencia y Tecnología* (National Council of Science and Technology, or "CONACYT") of the Ministry of Energy;
- *Fondo* CONACYT (CONACYT Fund) of the Ministry of Energy;
- *Fondo de Investigación Científica y Desarrollo Tecnológico del Instituto Mexicano del Petróleo* (Scientific Research and Technological Development Fund of the Mexican Petroleum Institute); and
- CONACYT Sector Fund of the Ministry of Energy.

(e) Derecho para la Fiscalización Petrolera (Duty for Oil Monitoring)

This duty was applied at a rate of 0.003% to the value of extracted production of crude oil and natural gas for the year. The revenues from this tax are earmarked for the *Auditoria Superior de la Federación* (Supreme Federal Audit Office).

(f) Extraction of Hydrocarbons Duty

In 2013 this duty was applied at a 15% rate to the value of the crude oil and natural gas extracted from the following fields:

i. Fields in the Paleocanal de Chicontepec as a whole.

ii. Fields in the Paleocanal de Chicontepec that have been segregated under the Federal Duties Law.

   - Since October 2011, the NHC segregated 29 of the fields in Chicontepec, pursuant to the authorization of the SHCP.
   - Effective January 1, 2012, the Remolino field was classified as a marginal field, and is therefore no longer a segregated field in Chicontepec.

iii. The deep waters in the Gulf of Mexico (during 2013, no crude oil or natural gas was produced from such fields).

(Figures stated in thousands, except as noted)

iv. Marginal fields, with respect to the value of the production above a certain annual base production threshold. The base production from these fields is subject to the general regime pursuant to Articles 254 to 257 of the Federal Duties Law. Beginning in January 2012, the SHCP authorized the inclusion of an additional 14 fields to the marginal fields inventory .

In each case, certain deductions are subtracted from the amount owed. Collections of this duty are deposited in the Oil Revenues Stabilization Fund.

(g) Special Hydrocarbons Duty

During 2013, this duty was applied at a rate of 30% to the difference between the annual value of the crude oil and natural gas extracted from the fields covered in Note 17(f) above, and certain permitted deductions (including specific investments, certain expenses and costs, among others).

Production above a threshold of 240 million barrels of crude oil equivalent is taxed at a rate of 36% of the value that exceeds this threshold.

The permitted deductions for certain costs, expenses and investments may not exceed 60% of the value of the crude oil and natural gas extracted annually from these fields or U.S. $32.50. This amount is updated annually using the U.S. producer price index. At December 31, 2013 and 2012 the updated amounts were U.S. $36.77 and U.S. $36.46, respectively.

Fields referred to this law are those set forth in Sections (i), (ii), (iii) and (iv) of subsection (f) of this Note.

(h) Additional Duty on Hydrocarbons

This duty is applied when the accumulated annual average value of barrels of oil equivalent extracted is greater than U.S. $60.00. The accumulated annual average value of barrels of oil equivalent extracted in 2013 and 2012, respectively, were U.S. $67.88 and U.S. $67.31. Each year, the threshold price at which the duty takes effect is adjusted to take account of inflation, as measured by the change in the U.S. producer price index.

This duty shall be calculated by applying a rate of 52% to the value resulting from multiplication of (i) the difference between the accumulated annual average value of barrels of oil equivalent extracted in the field in question and U.S. $60.00, by (ii) the volume of oil equivalent extracted in the field in question for the year.

Fields referred to this law are those set forth in Sections (i), (ii), (iii) and (iv) of subsection (f) of this Note.

(Figures stated in thousands, except as noted)

(i) Derecho para Regular y Supervisar la Exploración y Explotación de Hidrocarburos (Duty to Regulate and Supervise the Exploration and Exploitation of Hydrocarbons)

This duty applies a fee of 0.03% on the annual value of crude oil and natural gas extracted during the year. The fee is assessed on an annual basis, but is to be paid in advance monthly installments within seven business days following the end of each month. Collections of this duty are directed to the budget of the NHC. The Hydrocarbons Exploration Tax for 2013 will be declared through a tax return filed with the Federal Treasury no later than the last business day of March 2014, and the monthly advance payments made during the fiscal year will be credited to that amount.

(j) IEPS Tax

In accordance with current regulations, PEMEX is subject to the IEPS Tax, which applies to the domestic sales of gasoline and diesel. The IEPS Tax is paid to the SHCP monthly, after deducting daily advance payments made in accordance with applicable rules. The effective rate of this tax depends on factors such as the type of product, reference price, the region where the product is sold, additional freight costs and applicable commissions.

Effective January 1, 2006, the Federal Revenues Law was amended, allowing PEMEX to credit the negative IEPS Tax, which is generated when the prices at which PEMEX is required to sell gasoline and diesel in the domestic market are lower than international market prices, against other taxes and payments to which PEMEX is also subject. In 2013 and 2012, increases in international prices of hydrocarbons and petroleum products caused the rate of the IEPS Tax to be negative. As a result of this credit, in 2013, 2012 and 2011 PEMEX recognized revenues of approximately Ps. 94,466,039, Ps. 214,102,498 and Ps. 178,869,172, respectively.

(k) IRP

This tax is applicable to Petróleos Mexicanos and the Subsidiary Entities other than Pemex-Exploration and Production, and is calculated by applying a 30% rate to the excess of total revenues minus authorized deductions, pursuant to the specific rules provided by the SHCP in accordance with the Federal Income Law.

For the years ended December 31, 2013, 2012 and 2011, PEMEX generated an IRP as follows:

	For the years ended December 31,		
	2013	**2012**	**2011**
Current IRP	**Ps. 4,705,201**	Ps. 3,176,510	Ps. 555,335
Deferred IRP	**(917,658)**	(783,591)	(1,232,725)
Total IRP	**Ps. 3,787,543**	Ps. 2,392,919	Ps. (677,390)

(Figures stated in thousands, except as noted)

During 2013 Petróleos Mexicanos and the Subsidiary Entities, other than Pemex-Exploration and Production, made aggregate daily and weekly payments of Ps. 750,440 and Ps. 750,464, respectively, as determined by the SHCP, for an overall total of Ps. 1,500,904 credited to the annual payment of the IRP. During 2012, the aggregate daily and weekly payments determined by the SHCP were Ps. 758,718 and Ps. 758,854, respectively, for an overall total of Ps. 1,517,572 credited to the annual payment.

The 2013 IRP will be declared through a tax return filed with the Federal Treasury no later than the last business day of March 2014, and the daily and weekly advance payments made during the fiscal year will be credited against that amount.

Petróleos Mexicanos must comply for its own account, and for the account of the Subsidiary Entities, with all obligations under the Federal Income Law and other fiscal laws, except as explicitly provided for in relation to the making of daily and weekly payments. As such, Petróleos Mexicanos is solely responsible for the payment of contributions and duties owed by the Subsidiary Entities to the Mexican Government.

The principal factors generating the deferred IRP are the following:

	As of December 31,	
	2013	**2012**
Deferred IRP asset:		
Advances from customers	**Ps. 50,895**	Ps. 49,907
Provision for contingencies and others[(1)]	**103,282**	348,481
Environmental reserve	**178,830**	223,204
Valuation of accounts receivable	**67,317**	—
Valuation of inventories	**96,852**	—
Total deferred IRP assets	**497,176**	621,592
Valuation allowance	**(263,304)**	—
Total deferred IRP asset, net	**233,872**	621,592
Deferred IRP liability:		
Properties, plant and equipment	**(23,903,298)**	(25,196,617)
Total deferred IRP liability, net	**(23,903,298)**	(25,196,617)
Net long-term deferred IRP liability	**Ps. (23,669,426)**	Ps. (24,575,025)

(1) Includes deferred IRP from Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals.

(Figures stated in thousands, except as noted)

The expense (benefit) attributable to the profit (loss) from continuing operations before IRP was different from what would result from applying the rate of 30% to profit, as a result of the items listed below:

	For the years ended December 31,		
	2013	**2012**	**2011**
Expected IRP expense (benefit)	**Ps. 54,674,666**	Ps. 5,945,580	Ps. 2,126,212
Increase (decrease) resulting from:			
Tax effect of inflation, net	**2,736,501**	(835,493)	(1,416,820)
Difference between accounting and tax depreciation	**(1,360,929)**	(813,093)	(1,214,613)
Non-taxable loss sharing in subsidiaries, associates and others	**(52,276,542)**	(3,070,490)	(779,667)
Non-deductible expenses	**130,377**	809,303	681,254
Other, net	**(116,530)**	357,112	(73,756)
IRP expense	**Ps. 3,787,543**	Ps. 2,392,919	Ps. (677,390)

(l) Value Added Tax ("VAT")

For VAT purposes, final monthly payments are determined based on PEMEX's cash flow, in accordance with the provisions of the Value Added Tax Law, which is applicable to payers of this tax.

(m) Income Tax

Certain of the Subsidiary Companies are subject to the Income Tax Law and to the IETU, and are therefore required to pay the greater of their IETU or income tax liability.

Accounting income differs from taxable income primarily due to the effects of inflation and differences between depreciation and other non-deductible expenses.

For the years ended December 31, 2013, 2012 and 2011, the Subsidiary Companies incurred the following income tax expense (benefit):

	For the years ended December 31,		
	2013	**2012**	**2011**
Current income tax	**Ps. 4,641,531**	Ps. 1,664,257	Ps. 3,281,445
Deferred income tax	**(889,301)**	190,852	356,589
	Ps. 3,752,230	Ps. 1,855,109	Ps. 3,638,034

(Figures stated in thousands, except as noted)

The principal factors generating the deferred income tax are the following:

	As of December 31,	
	2013	**2012**
Deferred income tax asset:		
Provisions	**Ps. 732,499**	Ps. 47,081
Employee benefits	**183,009**	295,449
Advance payments from clients	**127,245**	99,639
Losses from prior years	**20,524**	822,924
Non-recoverable accounts	**24,666**	24,541
Derivative financial instruments	**102,131**	24,771
Tax loss carryforwards[(1)]	**1,069,216**	-
Total deferred income tax asset	**2,259,290**	1,314,405
Deferred income tax liability:		
Wells, pipelines, properties, plant and equipment	**(2,077,648)**	(2,167,435)
Other	**(1,078,752)**	(773,863)
Total deferred income tax liability	**(3,156,400)**	(2,941,298)
Net long-term deferred income tax liability	**Ps. (897,110)**	Ps. (1,626,893)

(1) Matures in 2023.

Expense (benefit) attributable to the profit (loss) from continuing operations before income taxes was different from what would result from applying the rate of 30% to profit, as a result of the items listed below:

	For the years ended December 31,		
	2013	**2012**	**2011**
Expected income tax expense	**Ps. 4,445,349**	Ps. 1,422,051	Ps. 3,319,998
Increase (decrease) resulting from:			
Tax effect of inflation, net	**(106,974)**	(30,714)	24,352
Difference between accounting and tax depreciation	**(34,860)**	278,347	(4,569)
Non-deductible expenses	**72,841**	2,107	153,856
Others, net[(1)]	**(624,126)**	183,318	144,397
Income tax expense	**Ps. 3,752,230**	Ps. 1,855,109	Ps. 3,638,034

(1) The deferred tax effect of gains and losses from PMI CIM's performance is presented in profit (loss) comprehensive income in the amount of Ps. 159,518, Ps. 267,215 and Ps. 29,746 in 2013, 2012 and 2011, respectively.

NOTE 18—EQUITY (DEFICIT):

(a) Permanent equity

On December 31, 1990, certain debt owed by Petróleos Mexicanos to the Mexican Government was capitalized as equity. This capitalization amounted to Ps. 22,334,195 in nominal terms (U.S. $7,577,000) and was authorized by the Board. In December 1997, the

(Figures stated in thousands, except as noted)

Board and the Mexican Government agreed to a reduction in equity in respect of the Certificates of Contribution "A" in exchange for a payment in cash to the Mexican Government of Ps. 12,118,050 (U.S. $1,500,000). As of December 31, 2012, the value of the Certificates of Contribution "A" was Ps. 49,604,835 (historical value of Ps. 10,216,145 plus (a) an adjustment of Ps. 6,318 and (b) an inflation restatement increase of Ps. 39,382,372). On December 24, 2013, the Mexican Government made an equity contribution of Ps. 65,000,000 to Petróleos Mexicanos in the form of Certificates of Contribution "A."

The capitalization agreement between PEMEX and the Mexican Government states that the Certificates of Contribution "A" constitute permanent capital.

Permanent equity is as follows:

	Amount
Certificates of Contribution "A"	Ps. 10,222,463
Inflation restatement increase through December 31, 2007	39,382,372
Certificates of Contribution "A" as of December 31, 2012	49,604,835
Increase in Certificates of Contribution "A"	65,000,000
Certificates of Contribution "A" as of December 31, 2013	Ps.114,604,835

(b) Mexican Government contributions

On December 16, 2013, the Mexican Government withdrew Ps. 65,000,000 from PEMEX's equity. On December 19, 2013, the Board acknowledged the equity withdrawal made by the Mexican Government. This equity withdrawal was recognized as a decrease in the Mexican Government contributions to Petróleos Mexicanos line item in PEMEX's consolidated statements of changes in equity (deficit).

In December 2013, the Mexican Government contributed Ps. 1,583,100 to the *Fondo de Estabilización para la Inversión en Infraestructura de Petróleos Mexicanos* (PEMEX Infrastructure Investment Stabilization Fund, or "FEIIP"). This contribution was recorded in the Mexican Government contributions to Petróleos Mexicanos line item in PEMEX's consolidated statements of changes in equity (deficit) for the year ended December 31, 2013.

In 2013, the Mexican Government authorized a contribution of Ps. 2,000,000 to the *Fondo de Estabilización de los Ingresos Petroleros* (Oil Revenues Stabilization Fund, or "FEIPEMEX"). This amount was not paid to FEIPEMEX until January 27, 2014, and was therefore recognized as uncalled capital in PEMEX's consolidated statements of changes in equity (deficit) for the year ended December 31, 2013.

(c) Legal reserve

Under Mexican law, each of the Subsidiary Companies is required to allocate a certain percentage of its net income to a legal reserve fund until the fund reaches an amount equal to a

(Figures stated in thousands, except as noted)

certain percentage of each Subsidiary Company's capital stock. In 2013, the legal reserve fund increased by Ps. 24,370 due to the consolidation of new companies.

(d) Accumulated losses

PEMEX has recorded negative earnings in the past several years. However, under the *Ley de Concursos Mercantiles* (Commercial Bankruptcy Law of Mexico) decentralized public entities such as Petróleos Mexicanos and the Subsidiary Entities cannot be subject to a bankruptcy proceeding. Furthermore, the financing agreements to which PEMEX is a party do not provide for financial covenants that would be breached or events of default that would be triggered as a consequence of negative equity. The Mexican Government has focused its recent efforts on consolidating PEMEX's institutional strategy, including the approval of amendments to the Mexican Constitution published as the Energy Reform Decree on December 20, 2013, which permit it greater autonomy in decision making and enhanced operational viability (see Note 1).

(e) Non-controlling interest

Effective July 1, 2005, PEMEX entered into an option agreement with BNP Paribas Private Bank and Trust Cayman Limited to acquire 100% of the shares of Pemex Finance, Ltd. As a result, the financial results of Pemex Finance, Ltd. are included in these consolidated financial statements of PEMEX. Under IFRS, variations in income and equity from Pemex Finance, Ltd. are presented in the consolidated statements of changes in equity (deficit) as "non-controlling interest", and as net income and comprehensive income for the period, attributable to non-controlling interest, in the consolidated statements of comprehensive income, due to the fact that PEMEX does not currently own any of the shares of Pemex Finance, Ltd.

As of December 31, 2013 and 2012, non-controlling interest represented Ps. 503,882 and Ps. 698,453, respectively, of PEMEX's equity (deficit).

(Figures stated in thousands, except as noted)

NOTE 19—OTHER REVENUES AND EXPENSES-NET:

At December 31, 2013, 2012 and 2011, other revenues and expenses—net was as follows:

	December 31,		
	2013	**2012**	**2011**
Revenues:			
Negative IEPS	**Ps. 94,466,039**	Ps. 214,102,498	Ps. 178,869,172
Other	**8,184,140**	6,284,045	15,744,402
Bidding terms, sanctions, penalties and other	**2,159,847**	2,052,818	204,605
Reversal of impairment of properties, plant and equipment	**1,650,642**	—	11,689,832
Franchise fees	**999,491**	930,140	910,067
Total other revenues	**107,460,159**	223,369,501	207,418,078
Expenses:			
Impairment of properties plant and equipment	**(25,608,835)**	—	(6,855,535)
Other	**(15,285,119)**	(13,190,572)	(10,021,932)
Claims	**(2,039,355)**	(1,159,966)	(1,420,750)
Total other expenses	**(42,933,309)**	(14,350,538)	(18,298,217)
Other revenues and expenses—net	**Ps. 64,526,850**	Ps. 209,018,963	Ps. 189,119,861

NOTE 20—FINANCING INCOME AND COST:

At December 31, 2013, 2012 and 2011, the financing income and cost were as follows:

	December 31,		
	2013	**2012**	**2011**
Derivative financial instruments income	**Ps. 15,791,510**	Ps. 20,683,047	Ps. 26,386,424
Interest income	**8,735,699**	2,531,791	4,197,810
Financing income	**Ps. 24,527,209**	Ps. 23,214,838	Ps. 30,584,234
Interest expense	**(39,586,484)**	(46,010,543)	(35,153,558)
Derivative financial instruments cost	**(14,480,537)**	(26,940,695)	(28,082,649)
Financing cost	**Ps. (54,067,021)**	Ps. (72,951,238)	Ps. (63,236,207)

NOTE 21—RELATED PARTIES:

All significant intercompany balances and transactions have been eliminated in the consolidation of PEMEX's financial statements. Balances and transactions with related parties are mainly due to: (i) sale and purchase of products, (ii) administrative services rendered and (iii) financial loans among related parties. The terms and conditions of transactions with related parties were no more favorable than those available to other parties on an arm's length basis.

Under the *Ley Federal de Responsabilidades Administrativas de los Servidores Públicos* (Federal Law of Administrative Responsibilities of Public Officials), which applies to PEMEX's directors and all of its employees, PEMEX's directors and employees are obligated to "recuse themselves from intervening in any way in the attention to, processing or resolution of matters in which they might have personal, family or business interest, including those where some benefit can result for themselves, their spouse, blood or affinity relatives up to the fourth degree, or civil relatives, or for third parties with which they have professional, labor or business relations, or for partners or partnerships where the public officials or the persons referred above are or have been members thereof."

Related parties include individuals and companies that do not form part of PEMEX, but that could take advantage of being in a privileged position as a result of their relation with PEMEX. Also included are situations in which PEMEX could take advantage of a special relationship in order to benefit its financial position or results of operations.

Prior to his appointment as Secretary of Energy, Mr. Pedro Joaquín Coldwell, Chairman of the Board of Directors of Petróleos Mexicanos since December 2012, as well as certain members of his family, held ownership interests in companies that have entered into agreements with Pemex-Refining for the sale and purchase of gasoline and other products by certain retail service stations and a whole distributor, as well as the performance of other related activities. As of the date of these consolidated financial statements, their ownership interests are as follows:

Company	Name	Ownership Share
Servicio Cozumel, S.A. de C.V. (which operates a retail service station)..	Mr. Pedro Joaquín Coldwell	60%
	Mr. Pedro Oscar Joaquín Delbouis (son of Mr. Joaquín Coldwell)	20%
	Mr. Nassim Joaquín Delbouis (son of Mr. Joaquín Coldwell)	20%
Planta de Combustible Cozumel, S.A. de C.V. (which operates as a wholesale distributor).............	Mr. Pedro Joaquín Coldwell	40%
	Mr. Fausto Nassim Joaquín Ibarra (father of Mr. Joaquín Coldwell)	60%
Gasolinera y Servicios Juárez, S.A. de C.V. (which operates a retail service station)...................	Mr. Pedro Joaquín Coldwell	40%
	Mr. Fausto Nassim Joaquín Ibarra	40%
	Mr. Ignacio Nassim Ruiz Joaquín (nephew of Mr. Joaquín Coldwell)	20%

(Figures stated in thousands, except as noted)

Company	Name	Ownership Share
Combustibles Caleta, S.A. de C.V. (which operates a retail service station)...............................	Mr. Pedro Joaquín Coldwell	20%
	Mr. Pedro Oscar Joaquín Delbouis	20%
	Mr. Nassim Joaquín Delbouis	20%
	Mr. Fausto Nassim Joaquín Ibarra	20%
	Mr. Ignacio Nassim Ruiz Joaquín	20%
Combustibles San Miguel, S.A. de C.V. (which operates a retail service station)...............................	Mr. Pedro Joaquín Coldwell	25%
	Mr. Pedro Oscar Joaquín Delbouis	25%
	Mr. Nassim Joaquín Delbouis	25%
	Mr. Ignacio Nassim Ruiz Joaquín	25%

The rights of these companies to operate retail service stations and distribute gasoline and other products on a wholesale basis in Mexico are dependent on these agreements, the expiration or non-renewal of which may adversely affect their business. These agreements are based on PEMEX's standard forms of agreements and contain the standard terms and conditions applicable to all of Pemex-Refining's retail service stations and wholesale distributors.

(a) Compensation of Directors and Officers

For the years ended December 31, 2013, 2012 and 2011, the aggregate compensation of executive officers of Petróleos Mexicanos and the Subsidiary Entities paid or accrued in that year for services in all capacities was approximately Ps. 174,800, Ps. 167,800 and Ps. 154,400, respectively. Except in the case of the professional members, members of the Boards of Directors of Petróleos Mexicanos and the Subsidiary Entities do not receive compensation for their services.

The compensation paid or accrued during 2013, 2012 and 2011 to the professional members of the Boards of Directors of Petróleos Mexicanos and the Subsidiary Entities was approximately Ps. 13,600, Ps. 13,600 and Ps. 13,700, respectively.

(b) Salary Advances

As an employee benefit, PEMEX offers salary advances to all of its eligible Petroleum Workers' Union and non-union workers, including executive officers, pursuant to the programs set forth in the collective bargaining agreement and in the *Reglamento de Trabajo del Personal de Confianza de Petróleos Mexicanos y Organismos Subsidiarios* (Employment Regulation of White Collar Employees of Petróleos Mexicanos and Subsidiary Entities), respectively. The

(Figures stated in thousands, except as noted)

salary advances, which are non-interest bearing, are offered to each eligible employee in an amount up to a maximum of four months' salary and are repaid through salary deductions in equal installments over a period of either one or two years, as elected by the employee. Most employees take advantage of this benefit. The amount of salary advances outstanding to executive officers at December 31, 2013 was Ps. 23,016 and at December 31, 2012 was Ps. 21,785. As of March 31, 2014, the aggregate amount of salary advances outstanding to PEMEX's executive officers was Ps. 21,605.

NOTE 22—COMMITMENTS:

(a) PMI CIM has entered into several contracts for the sale of crude oil on the international market to foreign companies. The terms and conditions of these contracts are specific to each client, and their durations may be indefinite (evergreen contracts) or they may contain a minimum obligatory period (long-term contracts).

(b) PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, an additional contract was entered into with the purpose of supplying nitrogen to the Ku-Maloob-Zap complex and extending the original contract until 2027. At December 31, 2013 and 2012, the value of the nitrogen to be supplied during the term of the contract was approximately Ps. 9,844,001 and Ps. 11,169,054, respectively. In the event of the annulment of the contract and depending on the circumstances, PEMEX has the right and obligation to acquire the vendor's nitrogen plant under the terms of the contract.

Estimated future payments under this contract for upcoming fiscal years are as follows:

2014	Ps. 1,331,122
2015	1,375,412
2016	890,967
2017	589,436
2018	589,659
More than 5 years	5,067,405
Total	Ps. 9,844,001

(c) During 2008, PEMEX entered into a nitrogen supply contract for pressure maintenance at the Jujo Tecominoacán complex in the Southern region. The term of this contract runs until 2017. As of December 31, 2013 and 2012, the value of the nitrogen to be supplied during the term of the contract was approximately Ps. 558,718 and Ps. 617,055, respectively. In the event of early termination of this contract, PEMEX would only be required to pay for services received and for certain unrecoverable expenses of the counterparty under the terms of the contract.

Estimated future payments under this contract for upcoming fiscal years are as follows:

(Figures stated in thousands, except as noted)

2014	Ps.	140,012
2015		140,012
2016		140,142
2017		138,552
Total	Ps.	558,718

(d) As of December 31, 2013, PEMEX had entered into FPWCs by means of which the contractor manages and is responsible for financing performance of the work to be undertaken. Until PEMEX accepts the completed works, it has no payment obligations under the contracts. As of December 31, 2013 and 2012, the estimated value of these contracts was as follows:

Contract date	Block	2013	2012
February 9, 2004	Olmos	U.S.$ 296,301	U.S.$ 297,890
November 21, 2003	Cuervito	59,160	45,558
November 28, 2003	Misión	435,343	639,002
November 14, 2003	Reynosa-Monterrey	12,422	1,966,108
December 8, 2003	Fronterizo	34,204	72,948
March 23, 2005	Pirineo	254,912	348,582
April 3, 2007	Nejo	752,338	919,368
April 20, 2007	Monclova	296,452	718,545
May 12, 2008	Burgos VII	61,146	171,891
		U.S.$ 2,202,278	U.S.$ 5,179,892

(e) In 2013 and 2012, Pemex-Exploration and Production entered into integrated exploration and production contracts ("Integrated E&P Contracts") for the development of mature fields in the Altamira, Ébano, Nejo, Pánuco and San Andrés blocks in the Northern region of Mexico and Magallanes, Santuario and Carrizo blocks in the Southern region of Mexico, respectively. Each contract has a term of up to 25 years. Payments to the contractors pursuant to the Integrated E&P Contracts will be made on a per-barrel basis, plus recovery of certain costs, provided that the payments to the contractor may not exceed PEMEX's cash flow from the particular block subject to each contract. During 2013, PEMEX made payments pursuant to the Integrated E&P Contracts in the Northern region of U.S. $2,060,562 and the Southern region of U.S. $2,255,333. During 2012, PEMEX did not make any payments pursuant to the Integrated E&P contracts.

(f) In 2012, Pemex-Exploration and Production contracted for the construction of two selelevating offshore platforms for a total of approximately U.S. $509,116. Pemex-Exploration and Production has made an advance payment of U.S. $42,000 for each platform in order to initiate construction, which is estimated to take two years. The outstanding amount for the platforms will be paid through a financial lease for a period of 10 years, after which Pemex-Exploration and Production may exercise the option to purchase the platforms for a notional amount.

(Figures stated in thousands, except as noted)

(g) As of December 31, 2013 and 2012, PEMEX had entered into contracts with several contractors for the development of various infrastructure works, for an estimated total amount of Ps. 630,776,122 and Ps. 470,232,689, respectively. Until PEMEX accepts the completed works, it has no payment obligations under the contracts.

NOTE 23—CONTINGENCIES:

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings due to the fact that an unfavorable resolution is not expected in such proceedings, with the exception of the proceeding disclosed in Note 5 and described in further detail in this Note.

(a) PEMEX is subject to the provisions of the *Ley General del Equilibrio Ecológico y la Protección al Ambiente* (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX's larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the *Procuraduría Federal de Protección al Ambiente* (Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials. As of December 31, 2013 and 2012, the reserve for environmental remediation expenses totaled Ps. 5,466,581 and Ps. 5,672,368, respectively. This reserve is included as part of the reserve for sundry creditors and others as a long-term liability in the statement of financial position.

(b) PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of this date. As of December 31, 2013 and 2012, PEMEX had accrued a reserve of Ps. 17,624,737 and Ps. 9,977,366, respectively, for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

- In September 2001, Conproca, S.A. de C.V. ("CONPROCA"), the construction company performing construction and maintenance services for Pemex-Refining's Cadereyta refinery, filed a claim for arbitration before the ICA against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On April 30, 2012, the ICA ordered Pemex-Refining and Petróleos Mexicanos to pay U.S. $311,178 and CONPROCA to pay U.S. $29,038. On July 27, 2012, Petróleos Mexicanos and Pemex-Refining filed a claim (No. 485/2012-VI) before the *Juzgado Décimo Primero de Distrito en Materia Civil* (Eleventh District Civil Court) in the Federal District requesting that the arbitration award be declared null and void. On

(Figures stated in thousands, except as noted)

November 12, 2013, the Eleventh District Civil Court issued a judgment declaring the arbitration award valid. Both parties subsequently filed *amparos* (Nos. D.C. 3/2014 and D.C. 4/2014) before the *Cuarto Tribunal Colegiado en Materia Civil del Primer Circuito* (Fourth Joint Civil Court of the First Circuit), which as of the date of these consolidated financial statements are still pending. In a concurrent proceeding, on December 14, 2011, CONPROCA filed a claim before the U.S. District Court for the Southern District of New York requesting the enforcement of the ICA award in its favor. On October 17, 2013, the U.S. District Court issued an order staying both the enforcement of the arbitration award and any further proceedings pending the Mexican court's determination of the validity of the arbitration award in Mexico.

- In December 2004, COMMISA filed an arbitration claim (No. 13613/CCO/JRF) before the ICA against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC-01). On December 16, 2009, the ICA issued an arbitration award requiring Pemex-Exploration and Production to pay U.S. $293,645 and Ps. 34,459, plus interest, to COMMISA, and also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5,919, plus interest. On January 11, 2010, Pemex-Exploration and Production was notified that COMMISA had filed a motion (No. 10-cv-00206-AKH) before the U.S. District Court for the Southern District of New York requesting the enforcement of the arbitration award in its favor. On November 2, 2010, the U.S. District Court issued a judgment recognizing the award and ordering Pemex-Exploration and Production to pay U.S. $355,864. On November 15, 2010, Pemex-Exploration and Production filed an appeal against this resolution before the Second Circuit Court of Appeals. On October 24, 2011, the *Juzgado Quinto de Distrito en Materia Civil* (Fifth Civil District Court) in the Federal District granted a motion requesting that the arbitration award be declared null and void. Based on this resolution, on February 16, 2012, the Second Circuit Court of Appeals granted a motion requesting that the judgment against Pemex-Exploration and Production be declared void, vacating the U.S. District Court's judgment and remanding the case to the U.S. District Court for reconsideration in light of the intervening decision of the Mexican court. On September 25, 2013, the U.S. District Court confirmed the arbitration award in favor of COMMISA, ordering Pemex-Exploration and Production to pay COMMISA U.S. $465,060 and for each party to pay its own value added taxes. In November 2013, Pemex-Exploration and Production deposited the award amount in a bank account in New York as a condition to its motion to appeal the resolution filed before the Second Circuit Court of Appeals, which as of the date of these consolidated financial statements is still pending.

  In a concurrent proceeding, on January 22, 2013, COMMISA submitted a request to a court in Luxembourg for the precautionary attachment of assets owned by Pemex-

(Figures stated in thousands, except as noted)

Exploration and Production and Petróleos Mexicanos and the execution of the arbitration award. The precautionary attachment of assets was granted on January 23, 2013, and on July 15, 2013, Pemex-Exploration and Production and Petróleos Mexicanos filed an appeal against the resolution. On December 24, 2013, the court granted the appeal against the resolution to attach the assets. On March 22, 2013, the court recognized the arbitration award and ordered its execution. On June 26, 2013, Pemex-Exploration and Production and Petróleos Mexicanos filed an appeal against the resolution recognizing the arbitration award. On September 10, 2013, COMMISA filed its pleadings in connection with this appeal and a hearing will be held before the appellate court on May 12, 2014.

- In February 2010, the *Servicio de Administración Tributaria* (Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Ordinary Hydrocarbons Duty payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex-Exploration and Production was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim before the *Tercera Sala Regional Metropolitana* (Third Regional Metropolitan Court) of the *Tribunal Federal de Justicia Fiscal y Administrativa* (Tax and Administrative Federal Court) challenging the assessment. On November 20, 2013, the claim was admitted by the *Sala Superior* (Superior Court) of the Tax and Administrative Federal Court (file No. 28733/10-17-03-7/1838/13-S1-05-04). As of the date of these consolidated financial statements, this matter is still pending.

- In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Hydrocarbon Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,371 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On November 20, 2013, the claim was admitted by the Superior Court of the Tax and Administrative Federal Court (file No. 28733/10-17-03-7/1838/13-S1-05-04). As of date of these consolidated financial statements, this matter is still pending.

- On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the *Juzgado Séptimo de Distrito* (Seventh District Court) in Reynosa, Tamaulipas, in connection with a civil claim filed by Irma Ayala Tijerina de

(Figures stated in thousands, except as noted)

Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged contamination of land adjacent to water treatment facilities. As of the date of these consolidated financial statements, the trial is still in the evidentiary stage and, therefore, a final resolution is still pending.

- In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the *Juzgado Tercero de Distrito* (Third District Court) in Villahermosa, Tabasco (No. 227/2010). The plaintiffs are seeking, among other things, damages totaling U.S. $193,713 related to the termination of a public works contract and non-payment by Pemex-Exploration and Production under the contract. As of the date of these consolidated financial statements, the trial is in the evidentiary stage. In a concurrent administrative proceeding, Pemex-Exploration and Production was summoned before the *Séptima Sala Regional Metropolitana* (Seventh Regional Metropolitan Court) of the Tax and Administrative Federal Court on April 4, 2011, in connection with an administrative claim (No. 4957/11-17-07-1) filed by the plaintiffs seeking that Pemex-Exploration and Production's termination of the public works contract be declared null and void. Pemex-Exploration and Production filed its response to the claim on June 13, 2011. As of the date of these consolidated financial statements, the trial is in the pleading stage.

- On July 5, 2011, Pemex-Exploration and Production was summoned before the *Juzgado Décimo Segundo de Distrito en Materia Civil* (Twelfth District Civil Court) in the Federal District in connection with a civil claim (No. 469/2010) filed by Saboratto, S.A. de C.V. for, among other things, liability and damages in connection with various services agreements. Saboratto, S.A. de C.V. is seeking approximately Ps. 1,451,472 in total damages. On August 5, 2011, Pemex-Exploration and Production filed its response to this claim. On December 20, 2013, the parties were notified that a judgment will be issued; however, as of the date of these consolidated financial statements, a final resolution is still pending.

- On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/11-11-02-6) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the *Segunda Sala Regional Hidalgo-México* (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking compensation in connection with the cancellation of its alleged petroleum rights concessions, including damages for up to Ps. 1,552,730. On April 2, 2013, the court notified the parties that it admitted an amendment to the claim, which was subsequently appealed by the defendants. In addition, on April 9, 2013, a new claim was filed before the same court (No. 438/12-11-02-3). The defendants requested that

(Figures stated in thousands, except as noted)

it be joined to the previous claim, which the court allowed on May 2, 2013. On July 18, 2013, the defendants filed a response to the amended joint claim (No. 438/12-11-02-3). On November 19, 2013, the defendants filed an expert opinion in support of their response. The designation of an independent expert is still pending. As of the date of these consolidated financial statements, the trial is in the evidentiary stage.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these consolidated financial statements.

PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX's legal strategy, as well as the outcome of the related litigation.

NOTE 24—SUBSEQUENT EVENTS:

During the period from January 1 to April 30, 2014, PEMEX participated in the following financing activities:

- On January 23, 2014, Petróleos Mexicanos issued U.S. $4,000,000 of its debt securities under its U.S. $32,000,000 Medium-Term Notes Program, Series C in three tranches: (i) U.S. $500,000 of its 3.125% Notes due 2019; (ii) U.S. $500,000 of its 4.875% Notes due 2024, which was a reopening of its 4.875% Notes due 2024 originally issued on July 18, 2013; and (iii) U.S. $3,000,000 of its 6.375% Bonds due 2045. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

- On January 23, 2014, the SHCP authorized the increase of the Petróleos Mexicanos' Medium-Term Notes Program from U.S. $32,000,000 to U.S. $42,000,000.

- On January 30, 2014, Petróleos Mexicanos issued Ps. 7,500,000 aggregate principal amount of *Certificados Bursátiles* due 2024 at a fixed rate of 7.19%, consisting of (i) an international offering outside of Mexico of Ps. 2,616,050 of *Certificados Bursátiles* in the form of GDNs, and (ii) a concurrent offering to the public in Mexico of Ps. 4,883,950 of *Certificados Bursátiles* not represented by GDNs. The issuance represented the second reopening of the same series of *Certificados Bursátiles* due 2024 originally issued on September 26, 2013 and reopened on December 11, 2013. Concurrently, Petróleos Mexicanos issued, in the Mexican market, Ps. 5,000,000 aggregate principal amount of *Certificados*

(Figures stated in thousands, except as noted)

Bursátiles in two tranches: one at a floating rate for Ps. 2,000,000 due 2019, which was a reopening of the same series of *Certificados Bursátiles* due 2019 originally issued on September 19, 2013 and reopened on December 11, 2013; and the second at a fixed rate of 3.94% for UDIs equivalent to Ps. 3,000,000 due 2026. These *certificados bursátiles* were issued under Petróleos Mexicanos' Ps. 300,000,000 or UDI equivalent *Certificados Bursátiles* Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

- On March 10, 2014, Pemex-Exploration and Production obtained a letter of credit for Ps. 513,810 that matures on May 9, 2014.

- On March 20, 2014, Petróleos Mexicanos borrowed U.S. $1,000,000 from its revolving credit line, which bears interest at a floating rate linked to LIBOR and matures on May 22, 2014.

- On March 21, 2014, Petróleos Mexicanos obtained a loan for U.S. $300,000 from an export credit agency, which bears interest at a rate of 2.351% and matures in March 2018.

- On April 16, 2014, Petróleos Mexicanos issued €1,000,000 of its 3.75% Notes due 2026. These notes were issued under Petróleos Mexicanos' U.S. $42,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

- Between January 1 and April 14, 2014, PMI HBV obtained U.S. $530,000 from its revolving credit line and repaid U.S. $1,080,000.

On April 14, 2014, the Mexican peso-U.S. dollar exchange rate was Ps. 13.0453 per U.S. dollar, which represents a 0.24% appreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of December 31, 2013, which was Ps. 13.0765 per U.S. dollar.

On April 14, 2014, the weighted average price of the crude oil exported by PEMEX was U.S. $96.18 per barrel; this price increased by approximately 3.96% as compared to the average price as of December 31, 2013, which was U.S. $92.51 per barrel.

On February 4 and 7, 2014, the Organic Statute of Petróleos Mexicanos was amended.

As of December 31, 2013, PEMEX has valued and recorded the 53,703,915 Repsol shares acquired through PMI HBV as an investment in equity instruments. The market value of

(Figures stated in thousands, except as noted)

Repsol shares has increased approximately 2.40% from €18.32 per share as of December 31, 2013 to €18.76 per share as of April 14, 2014.

On March 21, 2014, as part of Round Zero, Petróleos Mexicanos submitted to the Ministry of Energy a request that PEMEX be assigned the right to continue to explore and develop areas that together contain 96% of Mexico's estimated proved reserves of crude oil and natural gas as of December 31, 2013. The transitional articles of the Energy Reform Decree provide that the Ministry of Energy will take the following factors into consideration when determining whether to grant PEMEX an assignment:

- with respect to areas that PEMEX was actively exploring in which it had made commercial discoveries or investments as of December 21, 2013, its investment capacity and evidence of a detailed plan for exploration; and

- with respect to areas that PEMEX already had under production as of December 21, 2013, a development plan for producing fields, including evidence of proper development of such fields and the ability to efficiently and competitively carry out production activities.

The Ministry of Energy has a deadline of September 17, 2014 to respond to the request.

NOTE 25—SUPPLEMENTARY INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (UNAUDITED):

Effective January 1, 2010, certain of the SEC's rules were revised in order to modernize the reporting requirements applicable to oil and gas companies such as PEMEX in respect of oil and other hydrocarbon reserves. The most significant of these revisions include the following:

- *Crude oil prices.* Evaluation of the economic producibility of reserves and discounted cash flows must each be based on a 12-month average crude oil price that is calculated by using the price on the first day of each month during the period, unless contractual arrangements designate a different price to be used.

- *Proved undeveloped reserves.* Reserves may be classified as proved undeveloped reserves if: (1) there is a high degree of confidence that the relevant quantities of such reserves will be recovered; and (2) the related drilling is scheduled to begin within the next five years, unless the specific circumstances justify a longer time.

- *Reserves estimation using new technologies.* Reserves may be estimated through the use of reliable advanced technologies in addition to those, such as flow tests and production history, previously recognized by the SEC.

- *Reserves estimation personnel and process.* Additional disclosure is required regarding the qualifications of those who oversee a company's reserves estimation process. A general discussion of the internal controls used to assure the objectivity of reserves estimates is also now required.

There has been no material change in Mexico's proved reserves as a result of the application of these revised SEC rules.

The following tables provide supplementary information on the oil and gas exploration, development and production activities of Pemex-Exploration and Production in compliance with the U.S. Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 932-10-5 "Extractive Activities—Oil and Gas" ("ASC Topic 932") and Accounting Standards Update 2010-03.

All exploration and production activities of Pemex-Exploration and Production are conducted in Mexico. The supplemental data presented herein reflect information for all of Pemex-Exploration and Production's oil and gas producing activities.

(Figures stated in thousands, except as noted)

(a) Capitalized costs for oil and gas producing activities (unaudited)

	As of December 31,		
	2013	**2012**	**2011**
Proved properties	**Ps. 2,254,784,515**	Ps. 2,108,592,519	Ps. 1,921,817,651
Construction in progress	**83,764,607**	46,908,049	54,255,040
Accumulated depreciation and amortization	**(994,476,861)**	(870,694,075)	(756,353,372)
Net capitalized costs	**Ps. 1,344,072,261**	Ps. 1,284,806,493	Ps. 1,219,719,319

(b) Costs incurred for oil and gas property exploration and development activities (unaudited)

	2013	**2012**
Exploration	**Ps. 36,552,489**	Ps. 33,345,223
Development	**181,671,933**	158,425,613
Total costs incurred	**Ps. 218,224,422**	Ps. 191,770,836

There are no property acquisition costs, because PEMEX exploits oil reserves owned by the Mexican nation.

Exploration costs include costs of geological and geophysical studies of fields amounting to Ps. 10,163,605 and Ps. 11,978,531 for 2013 and 2012, respectively, that, in accordance with the successful efforts method of accounting, are accounted for as geological and geophysical exploration expenses.

Development costs include those costs incurred in obtaining access to proved reserves and providing facilities for extracting, treating, gathering and storing oil and gas.

(c) Results of operations for oil and gas producing activities (unaudited):

	2013	**2012**	**2011**
Revenues from sale of oil and gas	**Ps. 1,250,737,299**	Ps. 1,333,247,872	Ps. 1,270,832,133
Hydrocarbon duties	**856,978,971**	898,064,551	871,471,372
Production costs (excluding taxes)	**134,645,739**	121,973,668	103,250,426
Other costs and expenses	**40,599,327**	30,828,632	30,676,623
Exploration expenses	**22,661,332**	25,820,942	25,746,850
Depreciation, depletion, amortization and accretion	**119,161,541**	122,356,141	107,385,238
	1,174,046,910	1,199,043,934	1,138,530,509
Results of operations for oil and gas producing activities	**Ps. 76,690,389**	Ps. 134,203,938	Ps. 132,301,624

Note: Numbers may not total due to rounding.

(Figures stated in thousands, except as noted)

(d) Sales prices (unaudited)

The following table summarizes average sales prices in U.S. dollars as of December 31 (excluding production taxes):

	2013	2012	2011
Weighted average sales price per barrel of oil equivalent (boe)(1)	**U.S. $76.81**	U.S.$ 78.89	U.S.$ 80.41
Crude oil, per barrel	**99.92**	102.36	100.01
Natural gas, per thousand cubic feet	**4.93**	4.03	4.68

(1) To convert dry gas to barrels of oil equivalent, a factor of 5.201 thousand cubic feet of dry gas per barrel of oil equivalent is used.

(e) Crude oil and natural gas reserves (unaudited)

Under the Mexican Constitution and the Regulatory Law, all oil and other hydrocarbon reserves located in the subsoil of Mexico are owned by the Mexican nation and not by PEMEX. As of the date of these consolidated financial statements, Pemex-Exploration and Production had the right to extract, but not own, these reserves, and to sell the resulting production. The exploration and development activities of Petróleos Mexicanos and the Subsidiary Entities are limited to reserves located in Mexico.

Proved oil and natural gas reserves are those estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be economically producible from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations.

Proved reserves estimates as of December 31, 2013 were prepared by Pemex-Exploration and Production and were reviewed by the Independent Engineering Firms (as defined below), which audit Pemex-Exploration and Production's hydrocarbon reserves. In addition, pursuant to the Regulatory Law, the NHC reviewed and approved the proved reserves reports estimates as of December 31, 2013 provided by Pemex-Exploration and Production on March 11, 2014. These reserves estimates were then registered and published by the Ministry of Energy on March 18, 2014.

Pemex-Exploration and Production estimates Mexico's reserves based on generally accepted petroleum engineering and evaluation methods and procedures, which are based primarily on applicable SEC regulations and, as necessary, the SPE's publication entitled Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information, dated February 19, 2007 and other SPE publications, including the SPE's publication entitled Petroleum Resources Management System, as well as other technical sources, including Estimation and Classification of Reserves of Crude Oil, Natural Gas, and Condensate, by Chapman Cronquist, and Determination of Oil and Gas Reserves, Petroleum Society Monograph Number 1, published by the Canadian Institute of Mining and Metallurgy & Petroleum. The choice of method or combination of methods employed in the analysis of each reservoir is determined by:

- experience in the area;
- stage of development;
- quality and completeness of basic data; and
- production and pressure histories.

Reserves data set forth herein represent only estimates. Reserves valuation is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserves estimate depends on the quality of available data, engineering and geological interpretation and professional judgment. As a result, estimates of different engineers may vary. In addition, the results of drilling, testing and producing subsequent to the date of an estimate may lead to the revision of an estimate.

During 2013, PEMEX did not record any material increase in Mexico's hydrocarbons reserves as a result of the use of new technologies.

In order to ensure the reliability of PEMEX's reserves estimation efforts, it has undertaken the internal certification of its estimates of Mexico's reserves since 1996. PEMEX has established certain internal controls in connection with the preparation of its proved reserves estimates. Initially, teams of geoscientists from Pemex-Exploration and Production's exploration and exploitation business units (with each of these units covering several projects) prepare the reserves estimates, using distinct estimation processes for valuations relating to new discoveries and developed fields, respectively. Subsequently, the regional reserves offices collect these reserves estimates from the units and request the review and certification of such valuations and the booking of the related reserves from the *Gerencia de Recursos y Reservas* (Office of Resources and Reserves), the central hydrocarbon reserves management body of Pemex-Exploration and Production. This internal certification process is undertaken in accordance with internal guidelines for estimating and classifying proved reserves, which are based on the SEC's rules and definitions. The Hydrocarbons Reserves and Resources Management Office, which additionally oversees and conducts an internal audit of the above process, consists entirely of professionals with geological, geophysical, petrophysical and reservoir engineering backgrounds. The engineers who participate in PEMEX's reserves estimation process are experienced in: reservoir numerical simulation; well drilling and completion; pressure, volume and temperature (PVT) analysis; NODALTM (an analytical tool used in forecasting the performance of the various elements comprising the production system) analysis; and design strategies in petroleum field development. Furthermore, all of PEMEX's personnel have been certified by the *Secretaría de Educación Pública* (Ministry of Public Education), most have earned master's

(Figures stated in thousands, except as noted)

degrees in areas of study such as petroleum engineering, geology and geophysical engineering and they possess an average of over ten years of professional experience.

In addition to the above internal review process, Pemex-Exploration and Production's final reserves estimates are audited by independent engineering firms. Three independent engineering firms audited Pemex-Exploration and Production's estimates of Mexico's proved reserves as of December 31, 2013: Netherland Sewell International, S. de R.L. de C.V. ("Netherland Sewell"); DeGolyer and MacNaughton; and Ryder Scott Company, L.P. ("Ryder Scott," and together with Netherland Sewell and DeGolyer and MacNaughton, the "Independent Engineering Firms"). The reserves estimates reviewed by the Independent Engineering Firms totaled 99.3% of Mexico's reserves. The remaining 0.7% of reserves consisted of reserves located in certain areas in which third parties provide drilling services to Pemex-Exploration and Production. Under such agreements, the corresponding third party is responsible for assessing the volume of reserves. Netherland Sewell audited the reserves in the Northeastern Marine region and Southern region, DeGolyer and MacNaughton audited the reserves in the Southwestern Marine region and Ryder Scott audited the reserves in the Northern region. The audits conducted by the Independent Engineering Firms consisted primarily of: (1) analysis of historical static and dynamic reservoir data provided by Pemex-Exploration and Production; (2) construction or updating of the Independent Engineering Firms' own static and dynamic reservoir characterization models of Mexican oil fields; (3) economic analysis of selected fields; and (4) review of Pemex-Exploration and Production's production forecasts and reserves estimates.

Since reserves estimates are, by definition, only estimates, they cannot be reviewed for the purpose of verifying exactness. Instead, the Independent Engineering Firms conducted a detailed review of Pemex-Exploration and Production's reserves estimates so that they could express an opinion as to whether, in the aggregate, the reserves estimates that PEMEX furnished were reasonable and had been estimated and presented in conformity with generally accepted petroleum engineering and evaluation methods and procedures.

All questions, including any suggested modifications to proved reserves estimates, that arose during the Independent Engineering Firms' review process were resolved by Pemex-Exploration and Production to the satisfaction of the Independent Engineering Firms. The Independent Engineering Firms have concluded that PEMEX's estimated total proved oil and natural gas reserve volumes set forth in this report are, in the aggregate, reasonable and have been prepared in accordance with Rule 4-10(a), are consistent with international reserves reporting practice and are in accordance with the revised oil and gas reserves disclosure provisions of ASC Topic 932.

Mexico's total proved developed and undeveloped reserves of crude oil, condensates and liquefiable hydrocarbons recoverable from field processing plants decreased by 3.0% in 2013, from 11,424 million barrels at December 31, 2012 to 11,079 million barrels at December 31, 2013. Mexico's proved developed reserves of crude oil, condensates and liquefiable

(Figures stated in thousands, except as noted)

hydrocarbons recoverable from processing plants decreased by 5.5% in 2013, from 7,790 million barrels at December 31, 2012 to 7,360 million barrels at December 31, 2013. These decreases were principally due to the level of production during 2013, which amounted to 1,037 million barrels of crude oil and natural gas liquids and due to fewer positive revisions to our reserves estimates in 2013, as well as a decrease in extensions and discoveries, particularly in connection with the decrease in field development activities at the Aceite Terciario del Golfo ("ATG") project, where the dismantling of four field laboratories resulted in a decrease in the number of wells completed, and the decrease in the number of exploratory activities carried out in the deep waters of the Gulf of Mexico. The amount of crude oil, condensate and liquefiable hydrocarbon reserves added in 2013 was insufficient to offset the level of production in 2013, which amounted to 1,037 million barrels of crude oil and condensates and liquefiable hydrocarbons.

Mexico's total proved developed and undeveloped dry gas reserves decreased by 3.5% in 2013, from 12,713 billion cubic feet at December 31, 2012 to 12,273 billion cubic feet at December 31, 2013. Mexico's proved developed dry gas reserves decreased by 6.2% in 2013, from 7,951 billion cubic feet at December 31, 2012 to 7,461 billion cubic feet at December 31, 2013. This decrease was principally due to the level of production during 2013, which amounted to 1,539 billion cubic feet of dry gas. The amount of dry gas reserves added in 2013 was insufficient to offset the level of production in 2013, which amounted to1,539 billion cubic feet of dry gas. Mexico's proved undeveloped dry gas reserves increased by 1.0% in 2013, from 4,762 billion cubic feet at December 31, 2012 to 4,811 billion cubic feet at December 31, 2013. This increase was primarily due to field development activities in the Burgos and Veracruz basins.

During 2013, 903.4 million barrels of oil equivalent were reclassified from proved undeveloped, probable and possible reserves to proved developed reserves, at a cost of Ps. 181,670,000. The only fields containing material volumes of Mexico's proved reserves that have remained undeveloped for five years or more are the Ayatsil, Ayín and Alux fields, which are all located offshore. These fields remain undeveloped due to delays in construction related to certain unique field characteristics. In particular, the design of the development plan for the Ayatsil field, the largest of the three, has required additional time due to the complexity of this project, which is expected to represent Pemex-Exploration and Production's first offshore project producing extra-heavy crude oil. As of the date of these consolidated financial statements, three drilling platforms have been installed at the Ayatsil field and drilling activity is expected to begin in the near future. PEMEX also expects to continue to develop the Ayín and Alux fields during 2014.

The following three tables set forth PEMEX's estimates of Mexico's proved crude oil and dry gas reserves determined in accordance with Rule 4-10(a).

(Figures stated in thousands, except as noted)

Summary of Oil and Gas[(1)] Proved Reserves as of December 31, 2013 Based on Average Fiscal Year Prices

	Crude Oil and Condensates[(2)]	Dry Gas[(3)]
	(in millions of barrels)	(in billions of cubic feet)
Proved developed and undeveloped reserves		
Proved developed reserves	7,360	7,461
Proved undeveloped reserves	3,719	4,812
Total proved reserves	11,079	12,273

Note: Numbers may not total due to rounding.
(1) PEMEX does not currently produce synthetic oil or synthetic gas, or other natural resources from which synthetic oil or synthetic gas can be produced.
(2) Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(3) Reserve volumes reported in this table are volumes of dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.
Source: Pemex-Exploration and Production.

Crude Oil and Condensate Reserves (including natural gas liquids)[(1)]

	2011	2012	2013
Proved developed and undeveloped reserves	(in millions of barrels)		
At January 1	11,394	11,362	11,424
Revisions[(2)]	824	1,012	630
Extensions and discoveries	194	103	62
Production	(1,050)	(1,053)	(1,037)
At December 31	11,362	11,424	11,079
Proved developed reserves at December 31	7,618	7,790	7,360
Proved undeveloped reserves at December 31	3,744	3,634	3,719

Note: Numbers may not total due to rounding.
(1) Crude oil and condensate reserves include the fraction of liquefiable hydrocarbons recoverable in natural gas processing plants located at fields.
(2) Revisions include positive and negative changes due to new data from well drilling, and revisions made when actual reservoir performance differs from expected performance.
Source: Pemex-Exploration and Production.

Dry Gas Reserves

	2011	2012	2013
Proved developed and undeveloped reserves	(in billions of cubic feet)		
At January 1	12,494	12,734	12,713
Revisions[(1)]	1,592	1,377	1,010
Extensions and discoveries	249	162	89
Production[(2)]	(1,601)	(1,560)	(1,539)
At December 31	12,734	12,713	12,273
Proved developed reserves at December 31	7,958	7,951	7,461
Proved undeveloped reserves at December 31	4,776	4,762	4,811

(Figures stated in thousands, except as noted)

Note: Numbers may not total due to rounding.
(1) Revisions include positive and negative changes due to new data from well drilling, and revisions made when actual reservoir performance differs from expected performance.
(2) Production refers here to dry gas, although natural gas production reported in other tables refers to sour wet gas. There is a shrinkage in volume when natural gas liquids and impurities are extracted to obtain dry gas. Therefore, reported natural gas volumes are greater than dry gas volumes.
Source: Pemex-Exploration and Production.

Pemex-Exploration and Production's reserves replacement rate ("RRR") for a given period is calculated by dividing the sum of proved reserves additions due to discoveries, developments, delineations and revisions by that period's total production. In 2013, the RRR was 67.8%, which was 36.5 percentage points lower than the 2012 RRR of 104.3%. The fact that the reserves replacement rate was less than 100% in 2013 represents a decline in Mexico's proved reserves during this period. This decrease in the RRR was mainly due to a significant decrease in the amount of proved reserves that were added as a result of discoveries, extensions and positive revisions in 2013 as compared to 2012. Specifically, lower levels of field development activities in the ATG project as well as the decrease in the number of exploratory activities carried out in the deep waters of the Gulf of Mexico, where the lack of infrastructure precluded PEMEX from booking proved reserves, contributed to the decrease in RRR in 2013.

PEMEX's goal is to increase its RRR during 2014, in part by increasing Mexico's proved reserves over the coming years. PEMEX aims to accomplish this primarily through development of the Ku-Maloob-Zaap, Crudo Ligero Marino and ATG projects, as well as through the performance of delineation activities. PEMEX has developed these objectives based on reserves estimates, which are subject to the uncertainty and risks associated with hydrocarbon exploration and production activities. Additionally, future decisions regarding authorized exploration and exploitation investment levels may lead to related changes.

PEMEX's reserves production ratio, which is presented in terms of years, is calculated by dividing the estimated remaining reserves at the end of the relevant year by the total production of hydrocarbons for that year. As of December 31, 2013, this ratio was equal to 10.1 years for proved reserves, which represents a decrease of 1.0% as compared to the 2012 reserves production ratio of 10.2 years for proved reserves.

(f) Standardized measure of discounted future net cash flows related to proved oil and gas reserves (unaudited)

The standardized measure tables presented below relate to proved oil and gas reserves excluding proved reserves scheduled to be produced after the year 2038. This measure is presented in accordance with ASC Topic 932.

Estimated future cash inflows from production are computed by applying average prices of oil and gas of the first day of each month of 2013. Future development and production costs are those estimated future expenditures needed to develop and produce the year-end estimated proved reserves after a net cash flows discount factor of 10%, assuming constant year-end economic conditions.

Future tax expenses are computed by applying the appropriate year-end statutory tax rates with consideration of the tax rates of the new fiscal regime for Pemex-Exploration and Production already legislated for 2013 to the future pre-tax net cash flows related to Mexico's proved oil and gas reserves.

The estimated future payment of taxes was calculated based on fiscal regime applicable by decree to Pemex-Exploration and Production effective January 1, 2013 and which reformed Chapter XII of the Federal Duties Law.

The standardized measure provided below represents a comparative benchmark value rather than an estimate of expected future cash flows or fair market value of PEMEX's production rights. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. Accordingly, reserve estimates may be materially different from the quantities of crude oil and natural gas that are ultimately recovered.

Standardized measure of discounted future net cash flows as of December 31

	2013	2012	2011
	(in millions of U.S. dollars)		
Future cash inflows	**U.S.$ 931,874**	U.S.$ 974,411	U.S.$ 1,004,082
Future production costs (excluding taxes)	**(135,211)**	(124,485)	(118,123)
Future development cost	**(46,339)**	(46,146)	(38,521)
Future cash flows before tax	**750,324**	803,780	847,438
Future production and excess gains taxes	**(634,371)**	(664,343)	(649,023)
Future net cash flows	**115,953**	139,437	198,415
Effect of discounting net cash flows by 10%	**(34,996)**	(41,913)	(60,518)
Standardized measure of discounted future net cash flows	**U.S.$ 80,957**	U.S.$ 97,524	U.S.$ 137,897

Note: Table amounts may not total due to rounding.

To comply with ASC Topic 932, the following table presents the aggregate standardized measure changes for each of the last three years and significant sources of variance:

Changes in standardized measure of discounted future net cash flows

	2013	2012	2011
		(in millions of U.S. dollars)	
Sales of oil and gas produced, net of production costs	**U.S.$ (82,802)**	U.S.$ (87,609)	U.S.$ (91,280)
Net changes in prices and production costs	**(61,268)**	(58,215)	269,575
Extensions and discoveries	**4,280**	6,315	7,935
Development cost incurred during the year	**14,224**	11,431	10,554
Changes in estimated development costs	**(12,625)**	(17,466)	(11,722)
Reserves revisions and timing changes	**49,091**	58,150	57,968
Accretion of discount of pre-tax net cash flows	**54,280**	56,921	29,216
Net changes in production and excess gains taxes	**18,253**	(9,899)	(192,730)
Aggregate change in standardized measure of discounted future net cash flows	**U.S.$ (16,567)**	U.S.$ (40,372)	U.S.$ 79,516
Standardized measure			
As of January 1	**97,524**	137,896	58,380
As of December 31	**80,957**	97,524	137,896
Change	**U.S.$ (16,567)**	U.S.$ (40,372)	U.S.$ 79,516

Note: Table amounts may not total due to rounding.

In computing the amounts under each factor of change, the effects of variances in prices and costs are computed before the effects of changes in quantities. Consequently, changes in reserves are calculated at December 31 prices and costs. The change in computed taxes includes taxes effectively incurred during the year and the change in future tax expense.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

AUDITED INFORMATION

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
(THOUSAND PESOS)

CONSOLIDATED

Previous Printing

COMPANY NAME	PRICIPAL ACTIVITY	NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT	
				ACQUISITION COST	CURRENT VALUE
Deer Park Refining Ltd.	Refining company	1	50.00	0	6,710,317
Gasoductos de Chihuahua, S. de R.L. de C.V.	Natural Gas transportation	1	50.00	393,049	4,051,682
Petroquímica Mexicana de Vinilo, S.A. de C.V.	Multi purpose financial entity	1	44.00	2,993,585	3,253,978
Cia. Mexicana de Exploraciones, S.A. de C.V.	Exploration geologic services	25,333,847	60.00	25,333	1,141,065
Frontera Brownsville	Operation of a wholesale storage and distribution center	1	50.00	443,737	517,945
Mexicana de Lubricantes, S.A. de C.V.	Lubricants trader	17,879,561	47.00	178,796	488,321
MGI Enterprises US LLC (Delaware)	Investment in the Tucso-Sásabe pipeline	1,000	100.00	239,779	239,779
Servicios Aéreos Especializados Mexicanos, S.A. de	To render operation and executive services	1	49.00	142,094	158,525
CH4 Energía, S.A. de C.V.	Gas purchase-sale and trading	2,358	50.00	2,358	136,301
Pasco International, Ltd.	Pasco Terminals, Inc. Holding	16,600	100.00	95	93,776
Otros		1	0.00	0	210,966
Estimación de Fluctuación en Inversiones		1	0.00	0	-223,154
TOTAL INVESTMENT IN ASSOCIATES				4,418,826	16,779,501

NOTES

THE HOLDING PERCENTAGE AMOUNTS THAT ARE SHOWN IN ZERO, ARE DUE TO THE FACT THAT THE SYSTEM AUTOMATICALLY SHOWS A ZERO WHERE THERE IS NO DATA INCORPORATED.
NO DATA IS SHOWN IN OTHER INVESTMENTS RELATED TO HOLDING PERCENTAGE, SINCE THEY CORRESPOND TO VARIOUS INVESTMENTS IN SHARES WITH DIFFERENT PARTICIPATION PERCENTAGES.

UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN ONLY FOR VALIDATING PURPOSES, SINCE THE COMPANY DOES NOT OWN SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

AUDITED INFORMATION

Previous Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY — TIME INTERVAL						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY — TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BANKS																
FOREIGN TRADE																
BANCO NACIONAL DE (1) (7)	NOT	26/06/2003	02/07/2018	5.44							N/A	261,530	261,530	261,530	130,765	261,544
EXPORT DEVELOPMENT (1) (8)	YES	29/12/2011	29/12/2016	1.35							N/A	0	0	2,612,158	0	0
SECURED																
ABN AMRO BANK NV (1) (7)	YES	23/12/2002	31/03/2014	4.50							N/A	116,098	0	0	0	0
APPLE BANK FOR SAV (1) (8)	YES	30/11/2006	15/12/2015	0.34							N/A	384,603	384,603	0	0	0
APPLE BANK FOR SAV (1) (8)	YES	19/12/2007	25/06/2017	0.36							N/A	307,682	307,682	307,682	153,841	0
BANCO BILBAO VIZCA (1) (8)	YES	30/12/2010	30/12/2020	1.05							N/A	178,525	178,525	178,525	178,525	535,575
BANCO SANTANDER SA (1) (8)	YES	28/02/2007	15/06/2014	0.37							N/A	93,404	0	0	0	0
BANK OF AMERICA N. (1) (8)	YES	03/11/2005	26/01/2015	0.41							N/A	615,365	307,682	0	0	0
BANK OF AMERICA N. (1) (8)	YES	30/11/2006	25/06/2015	0.38							N/A	538,444	269,222	0	0	0
BANK OF AMERICA N. (1) (8)	YES	29/12/2011	30/03/2022	0.65							N/A	261,530	261,530	261,530	261,530	1,174,539
BARCLAYS BANK PLC (1) (8)	YES	03/07/2003	20/03/2014	0.43							N/A	31,160	0	0	0	0
BNP PARIBAS (1) (8)	YES	16/05/2003	17/03/2014	0.41							N/A	261,530	0	0	0	0
BNP PARIBAS (1) (8)	YES	07/03/2005	05/06/2014	0.37							N/A	307,682	0	0	0	0
BNP PARIBAS (1) (8)	YES	30/06/2008	20/06/2017	0.52							N/A	615,365	615,365	615,365	307,682	0
BNP PARIBAS (1) (8)	YES	14/08/2008	20/06/2017	0.52							N/A	307,682	307,682	307,682	153,841	0
BNP PARIBAS (1) (8)	YES	14/12/2010	21/12/2020	0.65							N/A	523,060	523,060	523,060	523,060	1,569,180
CITIBANK INTERNATI (1) (8)	YES	22/12/2010	24/06/2019	1.12							N/A	634,124	634,124	634,124	634,124	951,186
CITIBANK NA (1) (8)	YES	15/06/2011	15/06/2014	0.39							N/A	26,922	0	0	0	0
CITIBANK NA (1) (8)	YES	27/06/2011	25/06/2015	0.38							N/A	461,524	230,762	0	0	0
CREDIT AGRICOLE CIB (1) (8)	YES	30/11/2006	25/02/2017	0.43							N/A	43,246	43,246	43,246	21,623	0
EKSPORTFINANS (1) (7)	YES	15/10/2001	30/03/2014	3.93							N/A	31,747	0	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	10/09/2014	0.89							N/A	65,383	0	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	23/06/2015	0.85							N/A	82,729	41,364	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	30/06/2015	0.85							N/A	48,036	24,018	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	08/11/2010	09/11/2020	0.65							N/A	653,825	653,825	653,825	653,825	1,961,475
EXPORT DEVELOPMENT (1) (8)	YES	18/07/2012	18/07/2017	1.83							N/A	0	0	0	3,920,381	0
EXPORT IMPORT BANK (1) (7)	YES	14/07/2009	20/12/2019	3.81							N/A	1,373,033	1,373,033	1,373,033	1,373,033	2,746,064
EXPORT IMPORT BANK (1) (7)	YES	28/12/2011	30/12/2021	2.45							N/A	392,295	392,295	392,295	196,148	1,765,117
HSBC BANK PLC (1) (7)	YES	02/06/2006	27/04/2015	5.45							N/A	4,202	2,101	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	27/05/2015	5.45							N/A	1,689	845	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	11/06/2015	5.45							N/A	697	348	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	22/07/2015	5.45							N/A	698	698	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

AUDITED INFORMATION

CONSOLIDATED

Previous Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY — TIME INTERVAL						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY — TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/08/2015	5.45							N/A	3,744	3,744	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/10/2015	5.45							N/A	4,852	4,852	0	0	0
HSBC BANK PLC (1) (7)	YES	08/05/2008	30/03/2017	3.48							N/A	157,948	157,948	157,948	78,974	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/06/2017	5.45							N/A	6,465	6,465	6,465	3,232	0
HSBC BANK PLC (1) (8)	YES	19/10/1998	17/04/2014	0.76							N/A	12,520	0	0	0	0
HSBC BANK PLC (1) (8)	YES	14/05/2003	06/10/2014	0.73							N/A	75,623	0	0	0	0
HSBC BANK PLC (1) (8)	YES	20/09/2004	14/02/2014	0.77							N/A	22,195	0	0	0	0
HSBC BANK PLC (1) (8)	YES	24/06/2005	30/05/2014	0.73							N/A	1,296	0	0	0	0
HSBC BANK PLC (1) (8)	YES	19/08/2005	16/09/2014	0.58							N/A	37,067	0	0	0	0
HSBC BANK PLC (1) (8)	YES	23/09/2005	30/05/2014	0.72							N/A	5,567	0	0	0	0
HSBC BANK PLC (1) (8)	YES	14/11/2005	30/06/2017	0.52							N/A	78,041	78,041	78,041	39,020	0
HSBC BANK PLC (1) (8)	YES	04/04/2006	24/11/2014	0.55							N/A	25,390	0	0	0	0
HSBC BANK PLC (1) (8)	YES	05/04/2006	29/12/2014	0.50							N/A	21,925	0	0	0	0
HSBC BANK PLC (1) (8)	YES	07/11/2006	22/07/2015	0.52							N/A	9,548	9,547	0	0	0
HSBC BANK PLC (1) (8)	YES	18/01/2007	30/01/2015	0.52							N/A	13,088	6,543	0	0	0
HSBC BANK PLC (1) (8)	YES	22/01/2007	30/11/2015	0.47							N/A	4,547	4,546	0	0	0
HSBC BANK PLC (1) (8)	YES	02/04/2007	31/07/2015	0.52							N/A	92,757	92,757	0	0	0
HSBC BANK PLC (1) (8)	YES	03/04/2007	30/12/2014	0.47							N/A	53,538	0	0	0	0
HSBC BANK PLC (1) (8)	YES	03/04/2007	04/11/2015	0.48							N/A	25,387	25,387	0	0	0
HSBC BANK PLC (1) (8)	YES	22/12/2008	01/07/2015	1.30							N/A	165,012	165,012	0	0	0
HSBC BANK PLC (1) (8)	YES	15/04/2010	15/04/2020	1.11							N/A	137,967	137,967	137,966	137,966	344,917
HSBC BANK PLC (1) (8)	YES	29/04/2010	31/03/2020	1.07							N/A	175,916	175,916	175,915	175,915	439,790
HSBC BANK PLC (1) (8)	YES	30/06/2010	22/07/2019	0.97							N/A	78,010	78,010	78,010	78,010	156,020
HSBC BANK PLC (1) (8)	YES	23/09/2011	30/06/2021	1.02							N/A	106,973	106,973	106,972	106,973	373,449
ING CAPITAL LLC (1) (8)	YES	30/11/2006	15/06/2016	0.36							N/A	230,762	230,762	115,381	0	0
ING CAPITAL LLC (1) (8)	YES	13/06/2006	20/06/2017	0.50							N/A	153,841	153,841	153,841	76,921	0
JAPAN BANK FOR INT (1) (7)	YES	30/09/2005	30/06/2015	4.97							N/A	63,106	2,326	0	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	1.56							N/A	64,777	64,777	64,777	32,389	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	1.86							N/A	2,692	2,692	2,692	1,345	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	1.96							N/A	350,357	350,357	350,357	175,177	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	2.06							N/A	37,419	37,419	37,419	18,709	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	2.16							N/A	156,382	156,382	156,382	78,184	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	2.36							N/A	104,292	104,292	104,292	52,144	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	2.56							N/A	10,949	10,949	10,949	5,474	0
JP MORGAN CHASE BA (1) (8)	YES	10/09/2006	20/06/2017	0.50							N/A	230,762	230,762	230,762	115,381	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

CONSOLIDATED

AUDITED INFORMATION

(THOUSAND PESOS)

Previous Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
JP MORGAN CHASE BA (1) (8)	YES	28/07/2009	20/12/2019	1.20							N/A	62,573	62,573	62,573	62,573	125,145
JP MORGAN CHASE BA (1) (8)	YES	13/12/2010	21/12/2020	0.65							N/A	261,530	261,530	261,530	261,530	784,590
JP MORGAN CHASE BA (1) (8)	YES	23/12/2011	30/12/2021	0.59							N/A	523,060	523,060	523,060	523,060	2,083,558
JP MORGAN CHASE BA (1) (8)	YES	23/12/2011	30/12/2021	0.75							N/A	130,765	130,765	130,765	130,765	520,715
JP MORGAN CHASE BA (1) (8)	YES	26/08/2009	20/12/2019	1.20							N/A	217,020	217,020	217,020	217,020	434,039
JP MORGAN CHASE BA (1) (8)	YES	28/09/2009	20/12/2019	1.20							N/A	112,703	112,703	112,703	112,703	225,406
MIZUHO CORPORATE B (1) (8)	YES	14/12/2006	14/12/2018	0.77							N/A	980,738	980,738	980,738	980,738	980,738
MIZUHO CORPORATE B (1) (8)	YES	25/03/2010	24/03/2020	2.08							N/A	923,070	923,070	923,070	923,070	2,307,479
NACIONAL FINANCIER (3) (7)	NOT	07/11/1990	20/11/2015	0.00							N/A	401,271	401,271	0	0	0
NATIXIS (2) (7)	YES	22/02/1984	30/06/2014	2.00							N/A	454	0	0	0	0
NATIXIS (2) (7)	YES	22/02/1984	30/06/2016	2.00							N/A	46	46	23	0	0
SOCIETE GENERALE (1) (8)	YES	14/12/2010	21/12/2020	0.65							N/A	261,530	261,530	261,530	261,530	784,590
SOCIETE GENERALE (1) (7)	YES	03/02/2006	13/02/2017	4.77							N/A	323,660	323,660	323,660	161,830	0
SOCIETE GENERALE (1) (8)	YES	03/02/2006	13/02/2017	0.52							N/A	180,139	180,139	180,139	90,069	0
SOCIETE GENERALE (1) (8)	YES	30/11/2005	13/02/2017	0.84							N/A	94,105	94,105	94,105	47,053	0
SOCIETE GENERALE (1) (8)	YES	13/12/2010	21/12/2020	0.64							N/A	261,530	261,530	261,530	261,530	784,590
SOCIETE GENERALE (1) (8)	YES	12/01/2010	13/02/2017	0.49							N/A	4,967	4,967	4,967	2,483	0
SOCIETE GENERALE (1) (8)	YES	13/01/2010	13/02/2017	0.49							N/A	40,853	40,853	40,853	20,427	0
STANDARD CHARTERED (1) (8)	YES	06/07/2004	25/01/2014	0.44							N/A	153,841	0	0	0	0
STANDARD CHARTERED (1) (8)	YES	06/10/2005	20/01/2015	0.37							N/A	461,524	230,762	0	0	0
STANDARD CHARTERED (1) (8)	YES	30/11/2006	25/09/2015	0.40							N/A	461,524	461,524	0	0	0
THE BANK OF TOKYO- (1) (8)	YES	10/12/2004	10/12/2014	0.69							N/A	915,355	0	0	0	0
THE EXPORT-IMPORT (1) (7)	YES	07/12/2005	13/02/2017	4.77							N/A	110,798	110,798	110,798	55,399	0
INT DEV NO PAG	NOT		31/12/2014	0.00							N/A	168,000	0	0	0	0
COMMERCIAL BANKS																
HSBC MEXICO SA INS (6) (11)	NOT	29/12/2011	29/12/2016	4.34	N/A	1,166,667	1,166,667	1,147,633	0	0						
NACIONAL FINANCIER (6) (11)	NOT	17/08/2009	17/07/2014	6.19	N/A	1,000,000	0	0	0	0						
NACIONAL FINANCIER (6) (7)	NOT	21/12/2012	21/12/2022	6.55	N/A	0	0	0	0	1,998,775						
BANCO BILBAO VIZCA (3) (8)	YES	28/05/2008	02/06/2014	0.85							N/A	2,608,275	0	0	0	0
BBVA BANCOMER SA (1) (8)	NOT	10/12/2010	15/01/2016	1.16							N/A	0	0	26,153,000	0	0
CREDIT AGRICOLE CIB (1) (8)	YES	27/12/2013	27/01/2014	0.97							N/A	1,765,327	0	0	0	0
BANAMEX (1) (7)	NOT	11/05/2011	11/05/2021	5.28							N/A	45,577	48,042	50,640	53,381	205,139
BANAMEX (1) (7)	NOT	12/03/2012	27/01/2022	3.80							N/A	45,000	46,787	48,419	50,457	227,407
BANAMEX (1) (7)	NOT	28/02/2013	07/02/2023	3.80							N/A	38,891	40,300	41,926	43,606	254,059
BANAMEX (1) (7)	NOT	28/02/2013	07/02/2023	3.80							N/A	38,891	40,300	41,926	43,606	254,059

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

AUDITED INFORMATION

CONSOLIDATED

Previous Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY – TIME INTERVAL						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY – TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BBVA BANCOMER (1) (7)	NOT	14/02/2012	28/12/2021	3.50							N/A	40,080	42,076	43,631	45,231	193,492
BBVA BANCOMER (1) (7)	NOT	14/02/2012	20/12/2021	3.50							N/A	44,849	47,119	48,698	50,553	216,617
BBVA BANCOMER (1) (7)	NOT	14/02/2012	28/12/2021	3.50							N/A	44,827	47,058	48,798	50,589	216,415
BBVA BANCOMER (1) (7)	NOT	14/02/2012	30/12/2021	3.50							N/A	40,059	42,147	43,641	45,262	193,510
BBVA BANCOMER (1) (7)	NOT	26/04/2013	30/12/2021	3.50							N/A	38,416	40,600	42,030	43,580	245,852
BBVA BANCOMER (1) (7)	NOT	07/06/2013	24/04/2023	3.50							N/A	38,464	40,504	42,037	43,575	254,342
HSBC (2) (8)	YES	07/09/2011	25/08/2014	5.37							N/A	2,139,425	0	0	0	0
CREDIT AGRICOLE CIB (2) (8)	YES	07/09/2011	25/08/2014	5.37							N/A	1,824,266	0	0	0	0
NATIXIS (2) (8)	YES	07/09/2011	25/08/2014	5.37							N/A	816,112	0	0	0	0
CREDIT AGRICOLE CIB (1) (7)	YES	31/12/2013	07/01/2014	1.33							N/A	7,192,075	0	0	0	0
OTHER																
INT DEV NO PAG	NOT		31/12/2014	0.00	N/A	9,117	0	0	0	0						
INT DEV NO PAG	NOT		31/12/2014	0.00							N/A	39,864	0	0	0	0
BERGESEN WORLDWIDE (1) (7)	YES	23/07/2007	23/08/2022	8.00							N/A	357,933	330,400	330,400	330,400	1,541,863
COPFS (1) (8)	YES	01/02/2005	31/12/2016	1.50							N/A	8,053,725	2,772,402	550,335	10,763	0
DEUTSCHE BANK MX (1) (7)	NOT	28/11/2013	28/11/2023	4.45							N/A	171,181	165,493	173,010	180,868	1,251,308
BLUE MARINE SHIPPING (1) (7)	YES	13/08/2008	13/08/2018	8.00							N/A	91,166	98,643	106,732	115,485	92,787
BLUE MARINE SHIPPING (1) (7)	YES	02/09/2008	13/08/2018	7.96							N/A	79,500	86,019	93,074	100,706	80,913
F TAPIAS MEXICO, SA (1) (7)	YES	23/10/2008	11/10/2018	7.96							N/A	90,161	97,593	105,638	114,346	123,772
F TAPIAS MEXICO, SA (1) (7)	YES	14/11/2008	02/11/2018	8.00							N/A	90,161	97,593	105,638	114,346	123,772
TOTAL BANKS					0	2,175,784	1,166,667	1,147,633	0	1,998,775	0	44,129,826	18,877,527	42,690,861	15,232,726	28,785,013

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

CONSOLIDATED

AUDITED INFORMATION

(THOUSAND PESOS)

Previous Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
BANCO INVEX SA Ins (6) (11)	NOT	17/05/2010	12/05/2014	4.23	N/A	8,500,000	0	0	0	0						
BANCO INVEX SA Ins (6) (11)	NOT	08/02/2010	03/02/2015	4.49	N/A	0	7,951,701	0	0	0						
BANCO INVEX SA Ins (6) (11)	NOT	15/03/2011	08/03/2016	3.99	N/A	0	0	9,946,486	0	0						
BANCO INVEX SA Ins (6) (11)	NOT	03/10/2011	10/04/2017	4.03	N/A	0	0	0	8,961,217	0						
BANCO INVEX SA Ins (6) (11)	NOT	29/11/2012	23/11/2017	4.35	N/A	0	0	0	16,481,209	0						
BANCO INVEX SA Ins (6) (11)	NOT	19/09/2013	28/02/2019	3.84	N/A	0	0	0	0	4,993,295						
BANCO INVEX SA Ins (6) (11)	NOT	09/12/2013	28/02/2019	3.84	N/A	0	0	0	0	1,094,996						
BANCO INVEX SA Ins (6) (7)	NOT	08/02/2010	27/01/2020	9.10	N/A	0	0	0	0	10,096,750						
BANCO INVEX SA Ins (6) (7)	NOT	07/12/2011	24/11/2021	7.65	N/A	0	0	0	0	20,655,171						
BANCO INVEX SA Ins (6) (7)	NOT	26/09/2013	12/09/2024	7.19	N/A	0	0	0	0	18,479,523						
BANCO INVEX SA Ins (7) (7)	NOT	08/02/2010	27/01/2020	4.20	N/A	0	0	0	0	4,056,129						
BANCO INVEX SA Ins (7) (7)	NOT	03/10/2011	20/09/2021	3.55	N/A	0	0	0	0	3,298,715						
BANCO INVEX SA Ins (7) (7)	NOT	29/11/2012	11/05/2028	3.02	N/A	0	0	0	0	3,641,335						
SCOTIA INVERLAT CA (6) (11)	NOT	16/06/2006	05/06/2014	3.71	N/A	10,000,000	0	0	0	0						
SCOTIA INVERLAT CA (6) (7)	NOT	29/07/2005	16/07/2015	9.91	N/A	0	9,500,000	0	0	0						
SCOTIA INVERLAT CA (6) (7)	NOT	03/04/2009	28/03/2016	9.15	N/A	0	0	7,498,990	0	0						
SCOTIA INVERLAT CA (7) (13)	NOT	23/12/2004	05/12/2019	0.00	N/A	0	0	0	0	15,750,232						
INT DEV NO PAG	NOT		31/12/2014	0.00	N/A	1,554,384	0	0	0	0						
CREDIT SUISSE (4) (7)	YES	09/10/2009	13/10/2014	3.50							N/A	7,352,900	0	0	0	0
CREDIT SUISSE (4) (7)	YES	10/04/2012	10/04/2019	2.50							N/A	0	0	0	0	4,403,263
DEUTSCHE BANK AG (1) (7)	YES	12/12/2002	15/12/2014	7.38							N/A	4,774,688	0	0	0	0
DEUTSCHE BANK AG (1) (7)	YES	08/06/2005	15/12/2015	5.75							N/A	0	3,071,866	0	0	0
DEUTSCHE BANK AG (1) (7)	YES	22/10/2007	01/03/2018	5.75							N/A	0	0	0	0	32,543,067
DEUTSCHE BANK AG (1) (7)	YES	14/11/2001	01/02/2022	8.63							N/A	0	0	0	0	2,095,444
DEUTSCHE BANK AG (1) (7)	YES	08/06/2005	15/06/2035	6.63							N/A	0	0	0	0	22,883,875
DEUTSCHE BANK AG (1) (7)	YES	04/06/2008	15/06/2038	6.63							N/A	0	0	0	0	6,495,098
DEUTSCHE BANK AG (2) (7)	YES	07/10/2009	09/01/2017	5.50							N/A	0	0	0	17,914,301	0
DEUTSCHE BANK AG (2) (7)	YES	17/08/2009	06/11/2017	5.78							N/A	0	0	0	3,597,508	0
DEUTSCHE BANK AG (2) (7)	YES	22/02/2005	24/02/2025	5.50							N/A	0	0	0	0	18,019,400
DEUTSCHE BANK AG (2) (7)	YES	27/11/2013	27/11/2020	3.13							N/A	0	0	0	0	23,225,703
DEUTSCHE BANK AG (3) (7)	YES	05/12/2002	05/12/2023	3.50							N/A	0	0	0	0	3,735,000
DEUTSCHE BANK AG (5) (7)	YES	02/06/2009	02/06/2022	8.25							N/A	0	0	0	0	7,528,128

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

AUDITED INFORMATION

CONSOLIDATED

Previous Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
DEUTSCHE BANK AG (8) (7)	YES	26/04/2012	26/04/2017	6.13							N/A	0	0	0	1,747,544	0
DEUTSCHE BANK TRUS (1) (7)	YES	18/09/2009	15/03/2015	4.88							N/A	0	19,555,040	0	0	0
DEUTSCHE BANK TRUS (1) (7)	YES	01/04/1998	30/03/2018	9.25							N/A	0	0	0	0	1,527,911
DEUTSCHE BANK TRUS (1) (7)	YES	18/07/2013	18/07/2018	3.50							N/A	0	0	0	0	13,000,977
DEUTSCHE BANK TRUS (1) (7)	YES	03/02/2009	03/05/2019	8.00							N/A	0	0	0	0	25,834,950
DEUTSCHE BANK TRUS (1) (7)	YES	05/02/2010	05/03/2020	6.00							N/A	0	0	0	0	12,943,133
DEUTSCHE BANK TRUS (1) (7)	YES	21/07/2010	21/01/2021	5.50							N/A	0	0	0	0	39,415,649
DEUTSCHE BANK TRUS (1) (7)	YES	24/01/2012	24/01/2022	4.88							N/A	0	0	0	0	27,174,983
DEUTSCHE BANK TRUS (1) (7)	YES	30/01/2013	30/01/2023	3.50							N/A	0	0	0	0	27,335,927
DEUTSCHE BANK TRUS (1) (7)	YES	01/03/1993	01/12/2023	8.63							N/A	0	0	0	0	1,713,061
DEUTSCHE BANK TRUS (1) (7)	YES	18/07/2013	18/01/2024	4.88							N/A	0	0	0	0	12,984,794
DEUTSCHE BANK TRUS (1) (7)	YES	30/12/2004	15/09/2027	9.50							N/A	0	0	0	0	2,952,567
DEUTSCHE BANK TRUS (1) (7)	YES	18/09/1997	16/09/2027	9.50							N/A	0	0	0	0	1,336,785
DEUTSCHE BANK TRUS (1) (7)	YES	30/06/2010	15/06/2035	6.63							N/A	0	0	0	0	13,970,704
DEUTSCHE BANK TRUS (1) (7)	YES	02/06/2011	02/06/2041	6.50							N/A	0	0	0	0	39,342,497
DEUTSCHE BANK TRUS (1) (7)	YES	26/06/2012	27/06/2044	5.50							N/A	0	0	0	0	37,123,981
DEUTSCHE BANK TRUS (1) (7)	YES	28/09/2010	28/12/2045	6.63							N/A	0	0	0	0	13,057,421
DEUTSCHE BANK TRUS (1) (8)	YES	18/07/2013	18/07/2018	2.26							N/A	0	0	0	0	6,529,017
THE B NY MELLON (2) (7)	YES	05/08/2004	05/08/2016	6.38							N/A	0	0	15,316,490	0	0
PEMEX FINANCE (1) (7)	YES	15/02/1999	15/11/2018	9.88							N/A	653,825	1,471,106	1,471,106	1,307,650	817,282
PEMEX FINANCE (1) (8)	YES	15/02/1999	07/04/2014	3.81							N/A	896,798	0	0	0	0
INT DEV NO PAG	NOT		31/12/2014	0.00							N/A	7,948,585	0	0	0	0
SECURED																
SUMITOMO MITSUI BA (3) (8)	YES	19/09/2008	29/09/2020	0.97							N/A	0	0	0	0	7,968,000
CREDIT AGRICOLE CIB (1) (7)	YES	26/07/2012	20/12/2022	1.70							N/A	523,060	523,060	523,060	523,060	2,600,081
CREDIT AGRICOLE CIB (1) (7)	YES	06/07/2012	20/12/2022	1.95							N/A	523,060	523,060	523,060	523,060	2,598,811
CREDIT AGRICOLE CIB (1) (7)	YES	06/07/2012	20/12/2022	2.00							N/A	523,060	523,060	523,060	523,060	2,600,019
WELLS FARGO NA (1) (7)	YES	19/09/2013	15/02/2024	2.29							N/A	228,839	457,678	457,678	457,678	2,963,922
WELLS FARGO NA (1) (7)	YES	19/09/2013	15/02/2024	2.83							N/A	261,530	523,060	523,060	523,060	3,386,305
WELLS FARGO NA (1) (8)	YES	30/09/2013	15/02/2024	2.38							N/A	735,553	980,737	980,737	980,737	6,106,169
INT DEV NO PAG	NOT		31/12/2014	0.00							N/A	95,051	0	0	0	0
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

AUDITED INFORMATION

CONSOLIDATED

Previous Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
TOTAL STOCK MARKET LISTED IN STOCK EXCHANGE AND PRIVATE PLACEMENT					0	20,054,384	17,451,701	17,445,476	23,442,426	82,066,148	0	24,316,949	27,626,667	20,318,251	26,097,658	426,213,944

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

CONSOLIDATED

AUDITED INFORMATION

(THOUSAND PESOS)

Previous Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	DATE OF AGREEMENT	EXPIRATION DATE		MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST																
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST					0	0	0	0	0	0	0	0	0	0	0	0
SUPPLIERS																
PROVEEDORES	NOT				N/A	106,745,193										
TOTAL SUPPLIERS					0	106,745,193					0	0				
OTHER CURRENT AND NON-CURRENT LIABILITIES																
OTROS PASIVOS CIRCULANTES	NOT				N/A	20,479,201	0	1,195,822,992	0	0						
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES					0	20,479,201	0	1,195,822,992	0	0	0	0	0	0	0	0
GENERAL TOTAL					0	149,454,562	18,618,368	1,214,416,101	23,442,426	84,064,921	0	68,446,775	46,506,194	63,009,112	43,330,384	452,998,957

NOTES

CURRENCIES		ACCOUNTING EXCHANGE RATE
(1) DOLLARS	DLL	13.07650
(2) EUROS	EUR	18.01940
(3) JAPANESE YEN	JPY	0.12450
(4) SWISS FRANCS	CHF	14.70580
(5) STERLING POUND	GBP	21.65600
(6) PESOS	MXP	1.00000
(7) UDIS	UDI	5.05873
(8) AUSTRALIAN DOLLAR	AUD	11.69820

TYPE OF RATE
(7) FIXED RATE
(8) LIBOR RATE
(9) FLOATING RATE
(10) DISCOUNT RATE
(11) TIIE RATE

NOTES

TYPE OF RATE
(12) CETES
(13) FIXED RATE (ZERO COUPON)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

AUDITED INFORMATION

(THOUSAND PESOS)

Previous Printing

FOREIGN CURRENCY POSITION (THOUSANDS OF PESOS)	DOLLARS		OTHER CURRENCIES		THOUSAND PESOS TOTAL
	THOUSANDS OF DOLLARS	THOUSAND PESOS	THOUSANDS OF DOLLARS	THOUSAND PESOS	
MONETARY ASSETS	10,894,076	142,456,389	1,130,100	14,777,754	157,234,143
CURRENT	10,885,035	142,338,158	1,130,021	14,776,726	157,114,884
NON CURRENT	9,041	118,231	79	1,028	119,259
LIABILITIES POSITION	49,982,420	653,595,124	10,646,442	139,218,188	792,813,312
CURRENT	11,274,074	147,425,433	2,670,513	34,920,958	182,346,391
NON CURRENT	38,708,346	506,169,691	7,975,929	104,297,230	610,466,921
NET BALANCE	-39,088,344	-511,138,735	-9,516,342	-124,440,434	-635,579,169

NOTES

FOREIGN CURRENCIES		EXCHANGE RATES
AMERICAN DOLLARS	USD	13.07650
AUSTRALIAN DOLLAR		11.6982
JAPANESE YENS	JPY	0.1245
STERLING POUNDS	GBP	21.656
EUROS	EUR	18.0194
SWISS FRANC		14.70580
CANADIAN DOLLAR		12.30760

FINANCIAL LIMITATIONS IN CONTRACT, ISSUED DEED AND / OR TITLE

NON-APPLICABLE SINCE THERE ARE NO FINANCIAL LIMITATIONS DERIVED FROM THE ISSUANCES OF "CERTIFICADOS BURSÁTILES" UNDER THE CORRESPONDING PROGRAM.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

DISTRIBUTION OF REVENUE BY PRODUCT

CONSOLIDATED

AUDITED INFORMATION

TOTAL INCOME
(THOUSAND PESOS)

Previous Printing

MAIN PRODUCTS OR PRODUCT LINE	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
NATIONAL INCOME					
PETROLEUM PRODUCTS:	0	0	0		
FUEL OIL	189	72,884,972	100.00		CFE
DIESEL	392	211,722,861	100.00	PEMEX DIESEL	DISTRIBUIDORES
L.P. GAS	283	71,147,562	0.00		DISTRIBUIDORES
MAGNA SIN GASOLINE	668	340,697,451	100.00	PEMEX MAGNA	DISTRIBUIDORES
PREMIUM GASOLINE	119	63,712,684	100.00	PEMEX PREMIUM	DISTRIBUIDORES
JET FUEL	62	35,396,135	100.00		ASA
OTHER REFINED PRODUCTS	72	13,371,408	100.00		DISTRIBUIDORES
REDUCTION DUE TO DEPLETION	0	-3,467,332	0		
PETROCHEMICAL PRODUCTS:	0	0	0		
METHANE DERIVATIVES (A)	1,232	6,059,882	83.00		
ETHANE DERIVATIVES (B)	1,088	15,614,509	37.00		
AROMATICS AND DERIVATIVES (C)	197	3,641,430	32.00		
PROPYLENES AND DERIVATIVES (D)	64	5,164,232	15.00		
OTHER PETROCHEMICALS (E)	1,357	3,465,770	0.00		
DRY GAS	3,463	70,776,070	0.00		(F)
SERVICES INCOME	0	10,339,357	0		
EXPORT INCOME					
CRUDE OIL (TBD)	1,189	548,411,085	0	(G)	(H)
REFINED PRODUCTS (TBD)	178	71,157,661	0		(I)
PETROCHEMICAL PRODUCTS (TT)	605	1,587,983	0		(I)
INCOME OF SUBSIDIARIES ABROAD					
OTC MARGINAL EFFECT	0	66,520,905	0		
TOTAL	**11,158**	**1,608,204,625**			

NOTES

TBD - THOUSAND BARRELS PER DAY
TT - THOUSAND TONS

NOTE: TO CALCULATE PARTICIPATING % IN THE PETROCHEMICAL PRODUCTS MARKET, THE PERIOD JANUARY - DECEMBER 2013 WAS CONSIDERED.
(A) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF AMMONIA AND METHANOL TO THE DOMESTIC MARKET.
(B) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ETHYLENE, GLYCOLS, HDPE, LDPE, LDPL, ETHYLENE OXIDE AND VINYL CHLORIDE TO THE DOMESTIC MARKET.
(C) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF BENZENE, STYRENE, TOLUENE, XYLENES, PARAXYLENE AND ORTHOXYLENE TO THE DOMESTIC MARKET (PARAXYLENE AND ORTHOXYLENE PLANTS ARE NOT IN OPERATION FOR AN INDEFINITE PERIOD OF TIME).

DISTRIBUTION OF REVENUE BY PRODUCT

TOTAL INCOME
(THOUSAND PESOS)

(D) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ACRYLONITRILE TO THE DOMESTIC MARKET.
(E) SINCE A GROUP OF PRODUCTS IS CONSIDERED HERE, PARTICIPATING PERCENTAGE IN THE MARKET IS NOT CALCULATED.
(F) CFE, IPP'S DISTRIBUIDORES, INDUSTRIALS (ISPAT).
(G) PERCENTAGE OF CRUDE OIL EXPORTS BY REGION (JANUARY-DECEMBER 2013): 72.08% OF TOTAL CRUDE OIL EXPORTS WAS MADE TO THE UNITED STATES, WHEREAS 15.03% WAS DISTRIBUTED TO EUROPE, 3.10% TO THE REST OF THE AMERICAN CONTINENT AND 9.79% TO THE FAR EAST.
(H) IT IS ESTIMATED THAT PEMEX'S PARTICIPATION IN THE INTERNATIONAL CRUDE OIL MARKET DURING THE PERIOD FROM JANUARY-DECEMBER OF 2013 WAS 3.2%.
(I) PEMEX'S PARTICIPATION IN THESE PRODUCTS IS MARGINAL.
VOLUMES ARE GIVEN IN THOUSAND OF BARRELS PER DAY, EXCEPT IN THE CASE OF PETROCHEMICAL PRODUCTS, WHICH ARE EXPRESSED IN THOUSANDS OF TONS AND DRY GAS, WHICH IS EXPRESSED IN MILLIONS OF CUBIC FEET PER DAY.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

AUDITED INFORMATION

CHARACTERISTICS OF THE SHARES

Previous Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0	0	0	0	0	0	0	0
TOTAL			0	0	0	0	0	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITALSTOCK ON THE DATE OF SENDING THE INFORMATION 0

NOTES

PEMEX HAS CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT AND NOT CAPITAL STOCK REPRESENTED BY SHARES.

Risk Management

Risk Management and Financial Instruments

PEMEX faces market risk caused by the volatility of hydrocarbon prices, exchange rates and interest rates. In order to monitor and manage this risk, PEMEX has developed general provisions relating to market risk management, which are comprised of policies and guidelines that promote an integrated scheme for market risk management, regulate the use of Derivative Financial Instruments (DFIs), guide the development of hedging strategies and provide strategies for the formulation of risk limits.

In addition to the policies and guidelines, the risk management regulatory framework in PEMEX is managed by the Financial Risk Committee. This regulatory framework establishes that DFIs should generally be used only for the purpose of mitigating financial risk. The use of DFIs for any other purpose must be approved in accordance with PEMEX's internal procedures.

PEMEX reduces the impact of market risk on its financial results by promoting a balance between expected incoming cash flows from operations and outgoing cash flows relating to its liabilities.

Finally, the PMI Group has implemented a regulatory framework for risk management, which consists of policies, guidelines and procedures to manage the market risk associated with its commodity trading activities, in accordance with industry best practices, such as the use of derivatives for financial risk mitigation purposes exclusively, generation of a daily portfolio risk report, value at risk (VaR) daily computation, regular stress testing of major exposures, limits on VaR, both at a global and business unit level and the implementation of stop loss mechanisms. In addition, the PMI Group also has its own risk management subcommittee which supervises the trading of DFIs.

Hydrocarbon Prices Risk

PEMEX periodically evaluates its exposure to international hydrocarbon prices and uses DFIs as a mechanism to mitigate identified potential sources of risk. PEMEX did not hedge the price risk associated with any of its crude oil production for the period from 2007 to the fourth quarter of 2013.

In addition to supplying natural gas, Pemex-Gas and Basic Petrochemicals offers DFIs to its domestic customers to help them mitigate the risk associated with natural gas prices. Through its subsidiary, MGI Supply Ltd., Pemex-Gas and Basic Petrochemicals enters into DFIs with the opposite position to those DFIs offered to its customers, in order to cancel out the market risk it bears under such offered DFIs. MGI Supply Ltd. enters into these opposite position DFIs with international counterparties, in order to transfer the related price risk to such parties. This mechanism allows Pemex-Gas and Basic Petrochemicals to maintain its natural risk profile, after giving effect to all DFIs.

Pemex-Gas and Basic Petrochemicals' domestic sales of Liquefied Petroleum Gas (LPG) have been subject to a price control mechanism imposed by the Mexican Government. This mechanism fixes the sell price of LPG throughout Mexico. This generates a risk exposure in the geographic areas where PEMEX sells imported LPG. Pemex-Gas and Basic Petrochemicals may mitigate the market risk generated by this exposure by executing a hedging strategy consisting of propane swaps, since propane is the primary component of LPG. However, from July to December 2012, Pemex-Gas and Basic Petrochemicals mitigated the market risk of 50% of the volume of LPG sold domestically through propane swaps, although in 2013 these hedges were not carried out.

PMI Trading periodically enters into DFIs to mitigate risk generated in the purchase and sale of refined products and natural gas liquids, thereby reducing the potential volatility of its income. PMI Trading policies establish an upper limit for each portfolio's capital at risk, which is compared on a daily basis against the portfolio's value-at-risk, in order to carry out risk mitigation mechanisms if necessary.

Exchange Rate Risk

A significant amount of PEMEX's revenues is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. PEMEX's revenues from domestic sales of gasoline and diesel net of the IEPS tax, petrochemicals and natural gas and its byproducts are related to international U.S. dollar-denominated prices, except for domestic sales of LPG, which are priced in pesos.

Moreover, the hydrocarbon duties, most capital expenditures and investments and the cost of petroleum products and natural gas that PEMEX imports for resale in Mexico or uses in its facilities are denominated in U.S. dollars. By contrast, most of PEMEX's operating expenses and a significant amount of capital expenditures and investments are payable in pesos and are not linked to the U.S. dollar.

As a result of this cash flow structure, the depreciation of the peso against the U.S. dollar increases PEMEX's income in peso terms. The appreciation of the peso relative to the U.S. dollar has the opposite effect. PEMEX perceives this risk as manageable, without the need for hedging instruments, because most of its investments and debt issuances are carried out in or converted into U.S. dollars and therefore, the impact of the fluctuation in the exchange rate between the U.S. dollar and the peso on its revenues is offset in whole or in part by its impact on its obligations.

Most of PEMEX's debt is denominated in U.S. dollars or pesos. Although PEMEX attempts to issue debt either in U.S. dollars or pesos, this is not always achievable. As a consequence of the cash flow structure described above, fluctuations in non-U.S. dollar currencies (other than pesos) may increase PEMEX's funding costs or expose it to foreign exchange risk. Since 1991, for non-U.S. dollar or peso issuances, PEMEX has, as a strategy, swapped this debt into U.S. dollars, except for debt denominated in UDIs, which it swaps into pesos. As a result of this strategy, PEMEX holds a debt portfolio with negligible sensitivity to currencies other than pesos and U.S. dollars.

The currencies underlying these DFIs are the UDI against Mexican peso, and the euro, Japanese yen, pound sterling, Swiss franc, and Australian dollar which are swapped against the U.S. dollar.

The PMI Group also enters into DFIs to mitigate the risk associated with the volatility of currencies in connection to its financing operations.

Interest Rate Risk

PEMEX is exposed to fluctuations in interest rates on short- and long-term floating rate instruments. PEMEX is predominantly exposed to U.S. dollar LIBOR interest rates and to the Mexican Interbank Interest Rate (TIIE). Through its issuances, PEMEX has sought to achieve a desired mix of fixed and floating rate instruments in its debt portfolio.

On occasion, to follow the strategy of offsetting expected inflows and outflows, PEMEX has entered into interest rate swaps. Under its interest rate swap agreements, PEMEX is obligated to make payments based on a fixed interest rate and is entitled to receive payments based on LIBOR, TIIE or a rate referenced to or calculated from TIIE.

The PMI Group also enters into DFIs to mitigate the risk associated with the volatility of interest rates in connection to its financing operations.

Counterparty and Credit Risk

When the fair value of DFIs is favorable to PEMEX, it faces the risk that counterparties will not be able to meet their obligations. To reduce this risk, PEMEX monitors the creditworthiness of its counterparties and the credit risk exposure of its DFIs. Additionally, PEMEX enters into DFIs mostly with major financial institutions and hydrocarbon intermediaries with appropriate credit ratings. These ratings are issued and revised periodically by risk rating agencies; additionally, PEMEX maintains a diversified portfolio of counterparties.

Moreover, PEMEX has entered into various long-term cross-currency swaps agreements with "recouponing" provisions (pursuant to which the payments on the swaps are repriced when the credit exposure of one party to the other exceeds the relevant threshold specified in the swap), thereby limiting the exposure with its counterparties to a specific threshold amount. The specified thresholds were reached in seven cross-currency swaps in 2012 and four swaps so far in 2013. These swaps are used to hedge exposure to the euro and pound. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark-to-market value to zero.

According to IFRS 13, the fair value or mark-to-market of DFIs must reflect the creditworthiness of the parties, such that the value of a DFI reflects the risk that either party will default on its obligation. Accordingly, and in accordance with the best practices of the market, PEMEX applied the credit value adjustment (CVA) method in determining the fair value of DFIs.

As described in the previous section Hydrocarbon Prices Risk, Pemex-Gas and Basic Petrochemicals faces credit risk in connection to the DFIs it offers to its domestic customers to assist them in mitigating the risk associated with the volatility of natural gas prices. Pemex-Gas and Basic Petrochemicals significantly reduced its credit risk as a result of the changes made during 2009 to PEMEX's guidelines regarding credit risk management.

In order to qualify for these DFIs, Pemex-Gas and Basic Petrochemicals customers must be party to a current natural gas supply contract and sign a master hedging agreement, which is ancillary to such supply contract. Since October 2, 2009, DFIs with these customers must be secured initially by cash deposits, letters of credit or other collateral, as required. In the event of nonpayment, DFIs related to the default are liquidated, rights to collateral are exercised and, if the collateral is not sufficient to cover the fair value in favor of PEMEX, natural gas supply is suspended until the payment is made. Pemex-Gas and Basic Petrochemicals has a number of outstanding DFIs contracted before October 2, 2009 in which customers are not required to post collateral; however there is possible to extend it until March 2014. The Board of Directors of Pemex-Gas and Basic Petrochemicals approve the requirements for credit support for DFIs entered into by Pemex-Gas and Basic Petrochemicals with its customers.

PMI TRD's credit risk associated with DFI execution is mitigated through the use of futures and standardized instruments which are cleared through CME-Clearport.

PMI HBV's credit risk associated to DFI's is related to financing obtained with the same DFI's counterparties. PMI HBV's debt balance is higher than the DFI's mark to market.

Instruments Entered Into For Trading Purposes

PEMEX retains a synthetic long position on 67,969,767 shares of Repsol, with the objective of maintaining corporate rights over these shares. This is accomplished by using three total return swaps under which PEMEX pays variable amounts and receives total return on the Repsol shares. Under these DFIs, PEMEX is entitled to any capital gains associated with the Repsol shares and agrees to cover its counterparties for any capital losses relating to those shares in reference to an exercise price, as well as to make payments at a floating interest rate.

Between July and September 2011, PEMEX acquired 57,204,240 shares of Repsol through its affiliate PMI H.B.V. In order to protect that investment, PMI H.B.V entered into a structured product consisting of long put, short call and long call options maturing in 2012, 2013 and 2014. The exchange rate exposure associated with its financing of the shares was hedged with euro-dollar exchange rate forwards maturing in 2012, 2013 and 2014. In August and September 2012 and 2013, DFI related to 38,136,160 shares of Repsol expired. Notwithstanding their execution for hedging purposes, these DFIs were not recorded as hedges for accounting purposes.

Derivative Financial Instruments Valuation

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. Fair Value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models used commonly in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFI portfolio is composed primarily of swaps whose prices can be estimated by discounting flows using appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

The options contained in PEMEX's DFI portfolio are European-style, consisting of plain or digital calls or puts, and are valued internally based on the traditional Black-Scholes model or certain specialized variations thereof.

The inputs used in valuing PEMEX's DFIs portfolio come from widely recognized price providers and do not require special adjustments or conversions.

Accounting

As of January 1, 2012, PEMEX adopted the provisions of International Accounting Standards 32 and 39 and International Financial Reporting Standards 7, 9 and 13 as issued by the International Accounting Standards Board, which details the criteria for the recognition, valuation, registration, disclosure, presentation and, where appropriate, bifurcation from the host contract, that are applicable to DFIs for trading and hedging purposes and to embedded derivatives.

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, assets or liabilities recorded within its balance sheet. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of the accounting standards for being designated as hedges, under one of the accounting treatments allowed. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value affect the Financing Cost (FC).

As of December 31, 2013 and 2012, the net fair value of PEMEX's outstanding DFIs was $457,158 and $2,173,692, respectively. As of December 31, 2013 and 2012, PEMEX did not have any DFIs designated as hedges.

For the periods ended December 31, 2013 and 2012, PEMEX recognized a net gain (loss) of $1,310,973 and ($6,257,648), respectively, in FC with respect to DFIs treated as instruments entered into for trading purposes.

PEMEX, according to its accounting policy, analyzed the clauses of different contracts to identify possible embedded derivatives. PEMEX has determined that these agreements do not meet the criteria to generate an embedded derivative, therefor, for the periods ended December 31, 2013 and 2012, PEMEX has not recognized any effects in its statement of operations, due to embedded derivatives (foreign currency or index).

TABLE 1
Interest Rate and Currency Derivatives
(In thousands of pesos, except as noted, as of December 31, 2013)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value		Notional amounts by expected maturity year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2014	2015	2016	2017	2018	Thereafter	
Interest Rate Swaps	Hedging	9,807,375	LIBOR USD 3M = 0.24610%	N/A	100,454	N/A	735,553	980,738	980,738	980,738	980,738	5,148,872	0
Currency Swaps	Hedging	127,732,534	MXN = 13.0765 1/EUR = 1.378 1/GBP = 1.6561 JPY = 105.0321 UDI = 5.0587 CHF = 0.8892 AUD = 1.1178 Exchange rates against US dollar.	MXN = 13.0119 1/EUR = 1.3482 1/GBP = 1.602 JPY = 98.9272 UDI = 4.9688 CHF = 0.9109 AUD = 0.9348 Exchange rates against US dollar.	(2,228,761)	(1,210,015)	9,949,319	1,076,589	674,237	24,834,168	0	91,198,221	0
Currency Swaps with credit linked options	Hedging	16,605,214	1/EUR = 1.378 JPY = 105.03213 Exchange rates against US dollar.	1/EUR = 1.3482 JPY = 98.92724 Exchange rates against US dollar.	1,842,959	1,625,520	0	0	13,449,180	0	0	3,156,034	0

TABLE 2
Equity Derivatives
(In thousands of pesos, except as noted, as of December 31, 2013)

Derivative Type	Hedging/ Trading	Notional Amount (shares)	Underlying Value		Fair Value (In thousands of pesos)		Notional amounts by expected maturity year (shares)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2014	2015	2016	2017	2018	Thereafter	
Equity Swaps	Trading	67,969,767	Repsol = 18.32 Euro share price.	Repsol = 18.325 Euro share price.	545,379	2,124,053	67,969,767	0	0	0	0	0	0

TABLE 3

Natural Gas Derivatives

(in thousands of pesos, except as noted, as of December 31, 2013)

Derivative Type	Hedging/ Trading	Volume (in MMBtu)	Underlying value (U.S. $ per MMBtu)[1]		Fair Value		Year of expected maturity date (in MMBtu)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2014	2015	2016	2017	2018	Thereafter	
Long Swaps	Trading	1,719,290	3.70	3.47	(3,965)	(27,235)	1,409,090	181,200	129,000	0	0	0	0
Short Swaps	Trading	(1,719,290)	3.70	3.47	5,731	29,971	(1,409,090)	(181,200)	(129,000)	0	0	0	
European Call													
Long	Trading	6,954,264	3.70	3.47	23,928	19,224	5,842,014	884,700	219,550	8,000	0	0	
Short		(6,954,264)			(23,755)	(19,011)	(5,842,014)	(884,700)	(219,550)	(8,000)	0	0	

(1) Representative underlying asset value.

TABLE 4

Crude and Petroleum Products Financial Derivatives

(In thousands of pesos, except as noted, open positions as of December 31, 2013)

Derivative Type	Hedging/ Trading	Volume (in millions of barrels) (1)	Underlying value (U.S. $ per barrel)		Fair Value		Volume per Year						Collateral delivered
			Current Quarter	Previous Quarter (2)	Current Quarter	Previous Quarter	2014	2015	2016	2017	2018	Thereafter	
Over the Counter Swaps	Hedging	0.0	N.A.	N.A.	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

(1) Net Volume; spread positions do not contribute to this figure

(2) Representative underlying asset value per barrel

TABLE 5

Crude and Petroleum Products Financial Derivatives Clasified as Cash and Cash Equivalent for Accounting Purposes due to their Liquidity

(in thousands of pesos, except as noted, open positions as of December 31, 2013)

Derivative Type	Hedging/ Trading	Volume (In millions of barrels) (1)	Underlying value (U.S. $ per barrel)		Fair Value		Volume per Year						Collateral delivered (3)
			Current Quarter	Previous Quarter (2)	Current Quarter	Previous Quarter	2014	2015	2016	2017	2018	Thereafter	
Futures	Hedging	(1.8)	114.1	110.4	(117,525)	128,247	(1.8)	0.0	0.0	0.0	0.0	0.0	N.A
Exchange Traded Swaps	Hedging	(4.0)	95.8	96.6	(58,229)	(7,849)	(4.0)	0.0	0.0	0.0	0.0	0.0	N.A

(1) Net Volume

(2) Representative underlying asset value per barrel

(3) Exchange traded operations, both futures and swaps have an initial margin of Ps 263,826,953.00

TABLE 6

Treasury Financial Derivatives

(in thousands of pesos, except as noted, as of December 31, 2013)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying value(1)		Fair Value		Notional amounts by expected maturity year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2014	2015	2016	2017	2018	Thereafter	
Over The Counter Interest Rate Swaps	Hedging	1,672,263	LIBOR USD 1M = 0.16770%	LIBOR USD 1M = 0.17885%	(64,435)	(82,674)	(167,699)	(174,947)	(182,365)	(190,322)	(198,641)	(758,289)	0
Over The Counter FX Forwards	Hedging	4,800,666	1/EUR = 1.3780 MXN = 13.0765	1/EUR = 1.3482 MXN = 13.0119	158,144	58,096	4,800,666	0	0	0	0	0	0
Over The Counter Equity Options and Dividend Swaps	Trading	19,068,080 shares	Repsol = 18.32 Euro share price.	Repsol = 18.325 Euro share price.	101,458	218,471	19,068,080 shares	0	0	0	0	0	0

(1) Representative outstanding underlying asset value.

LIBOR USD 1m at date of reporting.

The information in these tables has been calculated using the exchange rates as of September 30, 2013 Ps. 13.01190= US$1.00 and December 31, 2013 Ps. 13.0765= US$1.0(

The information in these tables has been calculated using the exchange rates as of September 30, 2013 Ps. 17.54264= EUR$1.00 and December 31, 2013 Ps. 18.0194= EUR$1.0(

FINANCIAL INFORMATION OF PETRÓLEOS MEXICANOS

FILED WITH THE

MEXICAN STOCK EXCHANGE

QUARTER: 04 YEAR: 2013

PRELIMINARY INFORMATION

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION

AT 31 DECEMBER 2013 AND 31 DECEMBER 2012

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT / SUBACCOUNT	ENDING CURRENT Amount	PREVIOUS YEAR END Amount
10000000	**TOTAL ASSETS**	**2,041,051,181**	**2,024,182,896**
11000000	**TOTAL CURRENT ASSETS**	**263,229,761**	**318,142,125**
11010000	CASH AND CASH EQUIVALENTS	80,745,719	119,234,891
11020000	SHORT-TERM INVESMENTS	0	0
11020010	AVAILABLE-FOR-SALE INVESTMENTS	0	0
11020020	TRADING INVESTMENTS	0	0
11020030	HELD-TO-MATURITY INVESTMENTS	0	0
11030000	TRADE RECEIVABLES, NET	80,559,279	94,073,169
11030010	TRADE RECEIVABLES	81,256,563	95,132,384
11030020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-697,284	-1,059,215
11040000	OTHER RECEIVABLES, NET	38,268,623	38,936,342
11040010	OTHER RECEIVABLES	38,268,623	38,936,342
11040020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	0	0
11050000	INVENTORIES	56,914,500	56,847,570
11051000	BIOLOGICAL CURRENT ASSETS	0	0
11060000	OTHER CURRENT ASSETS	6,741,640	9,050,153
11060010	PREPAYMENTS	0	0
11060020	DERIVATIVE FINANCIAL INSTRUMENTS	6,741,640	9,050,153
11060030	ASSETS AVAILABLE FOR SALE	0	0
11060040	DISCONTINUED OPERATIONS	0	0
11060050	RIGHTS AND LICENSES	0	0
11060060	OTHER	0	0
12000000	**TOTAL NON-CURRENT ASSETS**	**1,777,821,420**	**1,706,040,771**
12010000	ACCOUNTS RECEIVABLE, NET	0	0
12020000	INVESTMENTS	41,708,883	33,022,854
12020010	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	16,278,514	14,546,263
12020020	HELD-TO-MATURITY INVESTMENTS	0	0
12020030	AVAILABLE-FOR-SALE INVESTMENTS	17,728,571	15,771,259
12020040	OTHER INVESTMENTS	7,701,798	2,705,332
12030000	PROPERTY, PLANT AND EQUIPMENT, NET	1,721,925,799	1,658,734,085
12030010	LAND AND BUILDINGS	1,203,178,127	1,102,505,510
12030020	MACHINERY AND INDUSTRIAL EQUIPMENT	1,665,356,997	1,618,990,181
12030030	OTHER EQUIPMENT	85,554,340	81,527,392
12030040	ACCUMULATED DEPRECIATION	-1,381,593,706	-1,249,592,275
12030050	CONSTRUCTION IN PROGRESS	149,430,041	105,303,277
12040000	INVESTMENT PROPERTY	0	0
12050000	BIOLOGICAL NON- CURRENT ASSETS	0	0
12060000	INTANGIBLE ASSETS,NET	13,482,712	12,347,835
12060010	GOODWILL	0	0
12060020	TRADEMARKS	0	0
12060030	RIGHTS AND LICENSES	107,701	5,489,791
12060031	CONCESSIONS	0	0
12060040	OTHER INTANGIBLE ASSETS	13,375,011	6,858,044
12070000	DEFERRED TAX ASSETS	704,026	1,935,997
12080000	OTHER NON-CURRENT ASSETS	0	0
12080001	PREPAYMENTS	0	0
12080010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0
12080020	EMPLOYEE BENEFITS	0	0
12080021	AVAILABLE FOR SALE ASSETS	0	0
12080030	DISCONTINUED OPERATIONS	0	0
12080040	DEFERRED CHARGES	0	0
12080050	OTHER	0	0
20000000	**TOTAL LIABILITIES**	**2,226,369,802**	**2,295,248,746**
21000000	**TOTAL CURRENT LIABILITIES**	**254,637,380**	**235,803,649**
21010000	BANK LOANS	46,133,082	73,346,333
21020000	STOCK MARKET LOANS	44,371,333	40,894,672
21030000	OTHER LIABILITIES WITH COST	0	0
21040000	TRADE PAYABLES	102,324,356	61,513,451
21050000	TAXES PAYABLE	41,324,552	43,980,843
21050010	INCOME TAX PAYABLE	35,820,081	38,104,579

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION

AT 31 DECEMBER 2013 AND 31 DECEMBER 2012

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT / SUBACCOUNT	ENDING CURRENT Amount	PREVIOUS YEAR END Amount
21050020	OTHER TAXES PAYABLE	5,504,471	5,876,264
21060000	OTHER CURRENT LIABILITIES	20,484,057	16,068,350
21060010	INTEREST PAYABLE	0	0
21060020	DERIVATIVE FINANCIAL INSTRUMENTS	6,284,482	6,752,811
21060030	DEFERRED REVENUE	0	0
21060050	EMPLOYEE BENEFITS	0	0
21060060	PROVISIONS	0	0
21060061	CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
21060070	DISCONTINUED OPERATIONS	0	0
21060080	OTHER	14,199,575	9,315,539
22000000	**TOTAL NON-CURRENT LIABILITIES**	**1,971,732,422**	**2,059,445,097**
22010000	BANK LOANS	108,070,085	136,796,296
22020000	STOCK MARKET LOANS	642,664,269	535,821,299
22030000	OTHER LIABILITIES WITH COST	0	0
22040000	DEFERRED TAX LIABILITIES	25,175,075	28,137,915
22050000	OTHER NON-CURRENT LIABILITIES	1,195,822,993	1,358,689,587
22050010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0
22050020	DEFERRED REVENUE	0	0
22050040	EMPLOYEE BENEFITS	1,119,207,870	1,288,540,759
22050050	PROVISIONS	69,209,398	63,802,794
22050051	NON-CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
22050060	DISCONTINUED OPERATIONS	0	0
22050070	OTHER	7,405,725	6,346,034
30000000	**TOTAL EQUITY**	**-185,318,621**	**-271,065,850**
30010000	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	-185,822,503	-271,764,303
30030000	CAPITAL STOCK	114,604,835	49,604,835
30040000	SHARES REPURCHASED	0	0
30050000	PREMIUM ON ISSUANCE OF SHARES	0	0
30060000	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
30070000	OTHER CONTRIBUTED CAPITAL	115,313,691	178,730,591
30080000	RETAINED EARNINGS (ACCUMULATED LOSSES)	-285,637,468	-116,762,156
30080010	LEGAL RESERVE	1,002,130	977,760
30080020	OTHER RESERVES	0	0
30080030	RETAINED EARNINGS	-117,739,916	-120,572,948
30080040	NET INCOME FOR THE PERIOD	-168,899,682	2,833,032
30080050	OTHERS	0	0
30090000	ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF TAX)	-130,103,561	-383,337,573
30090010	GAIN ON REVALUATION OF PROPERTIES	0	0
30090020	ACTUARIAL GAINS (LOSSES) FROM LABOR OBLIGATIONS	-132,392,890	-379,768,919
30090030	FOREING CURRENCY TRANSLATION	5,444,639	2,685,060
30090040	CHANGES IN THE VALUATION OF FINANCIAL ASSETS AVAILABLE FOR SALE	-3,155,310	-6,253,714
30090050	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	0	0
30090060	CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0
30090070	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0
30090080	OTHER COMPREHENSIVE INCOME	0	0
30020000	NON-CONTROLLING INTERESTS	503,882	698,453

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENT OF FINANCIAL POSITION
INFORMATIONAL DATA

AT 31 DECEMBER 2013 AND 31 DECEMBER 2012

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	CONCEPTS	ENDING CURRENT	PREVIOUS YEAR END
		Amount	Amount
91000010	SHORT-TERM FOREIGN CURRENCY LIABILITIES	68,274,247	96,237,414
91000020	LONG TERM FOREIGN CURRENCY LIABILITIES	606,015,531	537,637,598
91000030	CAPITAL STOCK (NOMINAL)	0	0
91000040	RESTATEMENT OF CAPITAL STOCK	0	0
91000050	PLAN ASSETS FOR PENSIONS AND SENIORITY PREMIUMS	2,425,920	3,480,395
91000060	NUMBER OF EXECUTIVES (*)	0	0
91000070	NUMBER OF EMPLOYEES (*)	154,774	150,697
91000080	NUMBER OF WORKERS (*)	0	0
91000090	OUTSTANDING SHARES (*)	0	0
91000100	REPURCHASED SHARES (*)	0	0
91000110	RESTRICTED CASH (1)	7,701,798	0
91000120	GUARANTEED DEBT OF ASSOCIATED COMPANIES	0	0

(1) THIS CONCEPT MUST BE FILLED WHEN THERE ARE GUARANTEES OR RESTRICTIONS THAT AFECCT CASH AND CASH EQUIVALENTS

(*) DATA IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED

FOR THE TWELVE AND THREE MONTHS ENDED 31 DECEMBER, 2013 AND 2012

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40010000	**REVENUE**	**1,608,202,371**	**409,492,024**	**1,646,912,040**	**420,602,573**
40010010	SERVICES	10,339,357	2,924,993	7,176,286	1,823,366
40010020	SALE OF GOODS	1,597,863,014	406,567,031	1,639,735,754	418,779,207
40010030	INTERESTS	0	0	0	0
40010040	ROYALTIES	0	0	0	0
40010050	DIVIDENDS	0	0	0	0
40010060	LEASES	0	0	0	0
40010061	CONSTRUCTIONS	0	0	0	0
40010070	OTHER REVENUE	0	0	0	0
40020000	**COST OF SALES**	**814,004,084**	**223,612,017**	**832,490,574**	**230,757,747**
40021000	GROSS PROFIT	794,198,287	185,880,007	814,421,466	189,844,826
40030000	**GENERAL EXPENSES**	**130,758,197**	**32,920,295**	**118,101,132**	**34,257,413**
40040000	**PROFIT (LOSS) BEFORE OTHER INCOME (EXPENSE), NET**	**663,440,090**	**152,959,712**	**696,320,334**	**155,587,413**
40050000	**OTHER INCOME (EXPENSE), NET**	**64,535,842**	**-16,125,159**	**209,018,963**	**46,607,210**
40060000	**OPERATING PROFIT (LOSS) (*)**	**727,975,932**	**136,834,553**	**905,339,297**	**202,194,623**
40070000	FINANCE INCOME	3,201,781,690	3,187,436,861	2,760,574,658	2,694,183,165
40070010	INTEREST INCOME	8,736,486	6,983,127	2,531,755	919,020
40070020	GAIN ON FOREIGN EXCHANGE, NET	3,177,253,693	3,176,950,896	2,737,359,857	2,689,914,669
40070030	GAIN ON DERIVATIVES, NET	15,791,511	3,502,838	20,683,046	3,349,476
40070040	GAIN ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40070050	OTHER FINANCE INCOME	0	0	0	0
40080000	FINANCE COSTS	3,235,269,080	3,195,926,439	2,765,465,397	2,713,226,020
40080010	INTEREST EXPENSE	39,586,485	11,356,830	46,010,506	18,597,466
40080020	LOSS ON FOREIGN EXCHANGE, NET	3,181,202,057	3,181,202,057	2,692,514,196	2,692,514,196
40080030	LOSS ON DERIVATIVES, NET	14,480,538	3,367,552	26,940,695	2,114,358
40080050	LOSS ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40080060	OTHER FINANCE COSTS	0	0	0	0
40090000	**FINANCE INCOME (COSTS), NET**	**-33,487,390**	**-8,489,578**	**-4,890,739**	**-19,042,855**
40100000	SHARE OF PROFIT (LOSS) OF ASSOCIATES AND JOINT VENTURES	1,450,735	1,605,251	4,797,607	2,733,538
40110000	**PROFIT (LOSS) BEFORE INCOME TAX**	**695,939,277**	**129,950,226**	**905,246,165**	**185,885,306**
40120000	INCOME TAX EXPENSE	865,031,753	206,458,302	902,645,687	214,646,089
40120010	CURRENT TAX	864,917,795	206,060,326	902,194,829	214,015,252
40120020	DEFERRED TAX	113,958	397,976	450,858	630,837
40130000	**PROFIT (LOSS) FROM CONTINUING OPERATIONS**	**-169,092,476**	**-76,508,076**	**2,600,478**	**-28,760,783**
40140000	PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	0	0	0	0
40150000	**NET PROFIT (LOSS)**	**-169,092,476**	**-76,508,076**	**2,600,478**	**-28,760,783**
40160000	PROFIT (LOSS), ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-192,794	0	-232,554	0
40170000	PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT	-168,899,682	-76,508,076	2,833,032	-28,760,783

40180000	BASIC EARNINGS (LOSS) PER SHARE	0	0	0.00	0.00
40190000	DILUTED EARNINGS (LOSS) PER SHARE	0	-76,508,076.00	0.00	-28,760,783.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX) **CONSOLIDATED**

FOR THE TWELVE AND THREE MONTHS ENDED 31 DECEMBER, 2013 AND 2012

(Thousand Pesos) **Final Printing**

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40200000	**NET PROFIT (LOSS)**	**-169,092,476**	**-76,508,076**	**2,600,478**	**-28,760,783**
	DISCLOSURES NOT BE RECLASSIFIED ON INCOME				
40210000	PROPERTY REVALUATION GAINS	0	0	0	0
40220000	ACTUARIAL EARNINGS (LOSS) FROM LABOR OBLIGATIONS	247,376,029	247,376,029	-364,878,859	-364,878,859
40220100	SHARE OF INCOME ON REVALUATION ON PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
	DISCLOSURES MAY BE RECLASSIFIED SUBSEQUENTLY TO INCOME				
40230000	FOREING CURRENCY TRANSLATION	2,757,802	2,937,769	-1,838,204	2,475,525
40240000	CHANGES IN THE VALUATION OF FINANCIAL ASSETS HELD-FOR-SALE	3,098,404	-238,663	-10,125,912	-1,560,033
40250000	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
40260000	CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0	0	0
40270000	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
40280000	**OTHER COMPREHENSIVE INCOME**	**0**	**0**	**0**	**0**
40290000	**TOTAL OTHER COMPREHENSIVE INCOME**	**253,232,235**	**250,075,135**	**-376,842,975**	**-363,963,367**

40300000	**TOTAL COMPREHENSIVE INCOME**	**84,139,759**	**173,567,059**	**-374,242,497**	**-392,724,150**
40320000	COMPREHENSIVE INCOME, ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-194,571	0	-300,179	0
40310000	COMPREHENSIVE INCOME, ATTRIBUTABLE TO OWNERS OF PARENT	84,334,330	173,567,059	-373,942,318	-392,724,150

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME

INFORMATIONAL DATA

CONSOLIDATED

FOR THE TWELVE AND THREE MONTHS ENDED 31 DECEMBER, 2013 AND 2012

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR	
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
92000010	OPERATING DEPRECIATION AND AMORTIZATION	148,146,479	36,240,349	140,537,720	35,630,701
92000020	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENTS OF COMPREHENSIVE INCOME
INFORMATIONAL DATA (12 MONTHS)

CONSOLIDATED

FOR THE TWELVE AND THREE MONTHS ENDED 31 DECEMBER, 2013 AND 2012

(Thousand Pesos)

Final Printing

REF	ACCOUNT / SUBACCOUNT	YEAR	
		CURRENT	PREVIOUS
92000030	REVENUE NET (**)	1,608,202,371	1,646,912,040
92000040	OPERATING PROFIT (LOSS) (**)	727,975,932	905,339,297
92000050	PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT(**)	-168,899,682	2,833,032
92000060	NET PROFIT (LOSS) (**)	-169,092,476	2,600,478
92000070	OPERATING DEPRECIATION AND AMORTIZATION (**)	148,146,479	140,537,720

(*) TO BE DEFINED BY EACH COMPANY
(**) INFORMATION LAST 12 MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENT OF CASH FLOWS

TO DECEMBER 31 OF 2013 AND 2012

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT/SUBACCOUNT	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
OPERATING ACTIVITIES			
50010000	**PROFIT (LOSS) BEFORE INCOME TAX**	**695,939,277**	**905,246,165**
50020000	+(-) ITEMS NOT REQUIRING CASH	0	0
50020010	+ ESTIMATE FOR THE PERIOD	0	0
50020020	+ PROVISION FOR THE PERIOD	0	0
50020030	+(-) OTHER UNREALISED ITEMS	0	0
50030000	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	192,300,210	157,125,321
50030010	DEPRECIATION AND AMORTISATION FOR THE PERIOD	148,146,479	140,537,720
50030020	(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	-768,000	0
50030030	+(-) LOSS (REVERSAL) IMPAIRMENT	25,608,835	0
50030040	(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	-1,450,735	-4,797,607
50030050	(-) DIVIDENDS RECEIVED	-914,116	-685,704
50030060	(-) INTEREST RECEIVED	0	0
50030070	(-) EXCHANGE FLUCTUATION	0	0
50030080	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	21,677,747	22,070,912
50040000	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	40,726,225	6,737,261
50040010	(+) ACCRUED INTEREST	39,303,943	45,738,593
50040020	(+) EXCHANGE FLUCTUATION	3,313,288	-40,561,808
50040030	(+) DERIVATIVE TRANSACTIONS	0	0
50040040	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	-1,891,006	1,560,476
50050000	**CASH FLOWS BEFORE INCOME TAX**	**928,965,712**	**1,069,108,747**
50060000	CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	-733,732,086	-855,778,406
50060010	+(-) DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE	14,181,609	22,597,978
50060020	+(-) DECREASE (INCREASE) IN INVENTORIES	-66,930	-11,829,418
50060030	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-10,353,733	-5,759,210
50060040	+(-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	40,810,905	8,200,280
50060050	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	91,114,976	56,307,221
50060060	+(-) INCOME TAXES PAID OR RETURNED	-869,418,913	-925,295,257
50070000	**NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES**	**195,233,626**	**213,330,341**
INVESTING ACTIVITIES			
50080000	NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	-246,221,743	-199,337,041
50080010	(-) PERMANENT INVESTMENTS	0	0
50080020	+ DISPOSITION OF PERMANENT INVESTMENTS	0	0
50080030	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-242,374,958	-197,508,998
50080040	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
50080050	(-) TEMPORARY INVESTMENTS	0	0
50080060	+ DISPOSITION OF TEMPORARY INVESTMENTS	2,869,883	0
50080070	(-) INVESTMENT IN INTANGIBLE ASSETS	0	0
50080080	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
50080090	(-) ACQUISITIONS OF VENTURES	0	0
50080100	+ DISPOSITIONS OF VENTURES	0	0
50080110	+ DIVIDEND RECEIVED	0	0
50080120	+ INTEREST RECEIVED	0	0
50080130	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
50080140	-(+) OTHER INFLOWS (OUTFLOWS) OF CASH	-6,716,668	-1,828,043
FINANCING ACTIVITIES			
50090000	NET CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	10,252,604	-10,556,881
50090010	+ BANK FINANCING	119,337,575	281,983,926
50090020	+ STOCK MARKET FINANCING	117,608,601	95,912,223
50090030	+ OTHER FINANCING	0	0
50090040	(-) BANK FINANCING AMORTISATION	-160,204,472	-320,457,448
50090050	(-) STOCK MARKET FINANCING AMORTISATION	-30,939,812	-21,406,516
50090060	(-) OTHER FINANCING AMORTISATION	0	0
50090070	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	1,583,100	0
50090080	(-) DIVIDENDS PAID	0	0
50090090	+ PREMIUM ON ISSUANCE OF SHARES	0	0
50090100	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
50090110	(-) INTEREST EXPENSE	-37,132,388	-46,589,066
50090120	(-) REPURCHASE OF SHARES	0	0
50090130	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENT OF CASH FLOWS

TO DECEMBER 31 OF 2013 AND 2012

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF	ACCOUNT/SUBACCOUNT	CURREENT YEAR	PREVIOUS YEAR
		Amount	Amount
50100000	**NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS**	**-40,735,513**	**3,436,419**
50110000	**EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS**	**2,246,341**	**821,925**
50120000	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	119,234,891	114,976,547
50130000	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	**80,745,719**	**119,234,891**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

STATEMENT OF CHANGES IN EQUITY

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	PREMIUM ON ISSUANCE OF SHARES	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	RETAINED EARNINGS (ACCUMULATED LOSSES)		ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	NON-CONTROLLING INTERESTS	TOTAL EQUITY
						RESERVES	UNAPPROPRIATED EARNINGS (ACCUMULATED LOSSES)				
BALANCE AT JANUARY 1, 2012	**49,604,835**	**0**	**0**	**0**	**178,730,591**	**977,760**	**-120,572,948**	**-6,562,223**	**102,178,015**	**998,632**	**103,176,647**
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	0	0	0	0	0	0
DIVIDENDS	0	0	0	0	0	0	0	0	0	0	0
CAPITAL INCREASE (DECREASE)	0	0	0	0	0	0	0	0	0	0	0
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME	0	0	0	0	0	0	2,833,032	-376,775,350	-373,942,318	-300,179	-374,242,497
BALANCE AT DECEMBER 31, 2012	**49,604,835**	**0**	**0**	**0**	**178,730,591**	**977,760**	**-117,739,916**	**-383,337,573**	**-271,764,303**	**698,453**	**-271,065,850**
BALANCE AT JANUARY 1, 2013	**49,604,835**	**0**	**0**	**0**	**178,730,591**	**977,760**	**-117,739,916**	**-383,337,573**	**-271,764,303**	**698,453**	**-271,065,850**
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	24,370	0	0	24,370	0	24,370
DIVIDENDS	0	0	0	0	0	0	0	0	0	0	0
CAPITAL INCREASE (DECREASE)	65,000,000	0	0	0	-63,416,900	0	0	0	1,583,100	0	1,583,100
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME	0	0	0	0	0	0	-168,899,682	253,234,012	84,334,330	-194,571	84,139,759
BALANCE AT DECEMBER 31, 2013	**114,604,835**	**0**	**0**	**0**	**115,313,691**	**1,002,130**	**-286,639,598**	**-130,103,561**	**-185,822,503**	**503,882**	**-185,318,621**

MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

February 27, 2014

Analysis and Review on the Administration of the Operations and Financial Results of Petróleos Mexicanos (the Company)

Fourth Quarter 2013 Summary

Total revenues from sales and services amounted to $409.5 billion

Crude oil production averaged 2,523 thousand barrels per day (Mbd).

EBITDA totaled $197.9 billion (U.S. $15.1 billion).

Taxes and duties paid decreased by 3.8%, amounting to $206.5 billion (U.S. $15.8 billion).

PEMEX recorded a net loss of $76.5 billion (U.S. $5.9 billion).

2013 Summary

Total revenues from sales and services amounted to $1,608.2 billion

Crude oil production averaged 2,522 Mbd.

EBITDA amounted to $992.9 billion (U.S. $75.9 billion), a 13.5% decrease as compared to 2012, primarily due to adjustments to the actuarial calculation method of the net cost of employee benefits.

Taxes and duties paid decreased by 4.2%, amounting to $865.0 billion (U.S. $66.2 billion), primarily due to a 3.3% decrease in the price of the Mexican crude oil basket.

PEMEX recorded a net loss of $169.1 billion (U.S. $12.9 billion).

OPERATIONAL RESULTS

Total Revenues from Sales and Services

During the fourth quarter of 2013, revenues from sales and services totaled $409.5 billion (U.S. $31.3 billion), a 2.6% decrease as compared to the same period of 2012, primarily as a result of:
- a 4.6%, or $8.4 billion decrease in exports, mainly due to a decline in the average price of the Mexican crude oil basket; and
- a 1.6%, or $3.8 billion decrease in domestic sales, due to a decrease in sales volumes of petroleum products such as, Magna (6.0%), diesel (1.9%) and fuel oil (62.8%).

The previous was partially offset by a 24.9% increase in sales volumes of Premium gasoline, jet fuel (4.1%) and asphalt (10.6%).

During 2013, revenues from sales and services decreased by 2.4%, or $38.7 billion, as compared to sales revenues recorded in 2012, primarily due to:
- an 11.0% decrease in exports, mainly due to a 3.3% decrease in the average price of the Mexican crude oil basket from U.S.$101.86 per barrel in 2012, to U.S.$98.54 per barrel in 2013; and
- a 5.3% decrease in the volume of crude oil exports, due to a rise in domestic processing.

The previous was partially offset by a 5.0% increase in domestic sales, due to an increase in prices of the following: Magna (12.2%), Premium (10.7%), diesel (12.1%) and industrial diesel (10.7%), as well as greater sales volumes of Premium gasoline (35.5%).

Domestic Sales

During the fourth quarter of 2013, domestic sales decreased by 1.6%, totaling $231.6 billion (U.S. $17.7 billion), primarily as a result of:
- a 16.8%, or $24.8 billion decrease in domestic sales of gasoline including the accrued amount of IEPS (special tax on production and services credit), primarily due to a 2.4% decrease in the average price of regular gasoline in the U.S. Gulf of Mexico, from U.S. ₵280.12 to U.S. ₵273.40; and
- a 65.5%, or $21.0 billion decrease in domestic sales of fuel oil, primarily due to a 53.3% reduction in sales volume and a decline of 7.3% in its price.

The previous was partially offset by a 20.6%, or $3.1 billion increase in domestic sales of gas, mainly due to a 77.0% rise in its price.

During 2013, domestic sales decreased by 2.4%, or $38.7 billion, as compared to the same period, primarily due to:
- a 14.4%, or $83.9 billion decrease in domestic sales of gasoline including the accrued amount of IEPS, primarily due to a decrease in the average price of regular gasoline in the U.S. Gulf of Mexico, from U.S. ₵290.89 to U.S. ₵281.64;
- a 2.0% decrease in sales volume of automotive gasoline. Without the IEPS credit, sales of gasoline increased by 9.7%, or $35.7 billion; and

- a 29.4%, or $30.3 billion decrease in domestic sales of fuel oil, due to an 11.7% reduction in sales volume and a decline of 10.9% in its price.

The previous was partially offset by:
- a 38.1%, or $19.5 billion increase in domestic sales of gas, mainly due to a 58.7% rise in its price, and a 2.2% increase in sales volume; and
- a 9.3%, or $18.0 billion increase in domestic sales of diesel, mainly driven by a 12.0% increase in its price.

Exports

During the fourth quarter of 2013, exports decreased by 4.6%, or $8.4 billion, as compared to the same period of 2012, amounting to $174.9 billion (U.S. $13.4 billion), primarily as a result of:
- a 4.7% decrease in the average price of the Mexican crude oil basket, from U.S. $96.36 per barrel to U.S. $91.84 per barrel; and
- a 5.4% decrease in the volume of crude oil exports, amounting to 1,234 Mbd.

The previous was partially offset by a 34.9% increase in export volumes of light crude oil (Istmo) and a 62.6% increase in fuel oil.

During 2013, exports decreased by 11.0%, or $85.0 billion, primarily due to a 3.3% reduction in the average price of the Mexican crude oil basket, from U.S. $101.86 per barrel in 2012, to U.S. $98.54 in 2013. Moreover, the volume of crude oil exports decreased by 5.3%, mainly due to an increase in domestic processing. The previous was partially offset by a 2.6% increase in heavy (Maya) crude oil exports, as well as a 3.3% increase in light crude oil (Istmo).

Cost of Sales

A 3.1% decrease in cost of sales was recorded during the fourth quarter of 2013, as compared to the same period of 2012, primarily due to a 15.2%, or $17.1 billion decline in purchases for resale, due to lower international reference prices and to a decrease in import volumes of refined products.

The previous was partially offset by a 27.2%, or $9.5 billion increase in operating expenses, and an 11.6%, or $2.0 billion increase in preservation and maintenance expenses.

In addition, distribution and transportation expenses increased by 5.6% or $0.4 billion, while administrative expenses decreased by 6.9% or $1.8 billion.

During the fourth quarter of 2013, the net cost of employee benefits recorded under cost of sales and under general expenses decreased by 12.0%, or $3.2 billion, due to adjustments to the actuarial calculation method and a fluctuation in the discount rate from 6.90% to 8.45%

During 2013, a 2.2%, or $18.5 billion decrease in cost of sales was recorded, primarily due to a 9.7%, or $39.3 billion decline in purchases for resale, due to both, lower international reference prices and a decrease in import volumes of refined products.

This decrease was partially offset by a 12.6%, or $13.6 billion increase in operating expenses, and a 30.1%, or $11.5 billion, increase in the net cost of employee benefits during the period.

In addition, distribution and transportation expenses increased by 13.9%, while administrative expenses increased by 9.7%, or $8.7 billion.

During 2013, the net cost of employee benefits recorded under the cost of sales and under general expenses increased by 19.4%, or $18.7 billion due to adjustments to the actuarial calculation method intended to reflect the current economic and financial environment, as well as adjustments in the seniority level of employees. Moreover, depreciation and amortization increased by 5.3%, or $7.5 billion, as compared to 2012.

Other Revenues (Expenses)

The sum of other revenues and expenses during the fourth quarter of 2013 represented a $16.1 billion expense, as compared to revenues for $46.6 billion during the same period of 2012. This variation was primarily due to:

- the combined effect of a $34.6 billion decrease in the accrued amount of IEPS credit, and a $25.6 billion expense as a result of an update in the valuation method of fixed assets as of December 31, 2013, mainly located in the Integral Burgos business unit.

The sum of other revenues and expenses during 2013 represented a $64.5 billion revenue, as compared to revenues for $209.0 billion during 2012. This decrease was primarily due to the combined effect of a $119.6 billion decrease in the accrued amount of IEPS credit, and a $25.6 billion expense that resulted from an update in the valuation method of fixed business units as of December 31, 2013.

Financing (cost) Result

During the fourth quarter of 2013, the financing result recorded a positive variation as compared to the same period in 2012, primarily due to a $7.2 billion reduction in interest expense and a $6.1 billion increase in interest income.

During 2013, the financing result recorded a positive variation of 40.6%, primarily due to an $18.9 billion decrease in interest expense, as a result of a decrease in cost of financial derivatives.

Exchange Rate Variation

During the fourth quarter of 2013, the foreign exchange loss increased by $1.7 billion, due to exchange rate fluctuation and financing activities.

During 2013, PEMEX recorded a foreign exchange loss of $3.9 billion, as compared to an exchange gain of $44.8 billion in 2012. In addition, the Mexican peso recorded a 0.5% depreciation against the U.S. dollar during 2013, as compared to a 7.0% appreciation of the peso recorded during 2012.

Net (loss) Income

During the fourth quarter of 2013, PEMEX recorded a net loss of $76.5 billion. This was primarily due to:

- a 2.4% decrease in the price of regular gasoline in the U.S. Gulf of Mexico, which directly affected PEMEX's gasoline sale price; and
- a $25.6 billion expense, as a result of an update in the valuation method of fixed assets as of December 31, 2013, which were located primarily in the Integral Burgos business unit.

The previous was partially offset by a 3.8%, or $8.2 billion decrease in taxes and duties, due to 4.7% decrease in the average price of the Mexican crude oil basket.

Moreover, during 2013, PEMEX recorded a net loss of $169.1 billion. This was primarily due to:

- a 3.3% decline in the average price of the Mexican crude oil basket;
- a 5.3% decrease in crude oil exports;
- a 3.2% decline in the price of regular gasoline in the U.S. Gulf of Mexico; which directly affected PEMEX's gasoline sale price; and
- a 2.0% decrease in sales volume of gasoline.

This was partially offset by a 4.2%, or $37.6 billion decrease in taxes and duties, primarily due to a 3.3% reduction in the average price of the Mexican crude oil basket.

Current Assets

As of December 31, 2013, current assets decreased by 17.3%, or $54.9 billion as compared to December 31, 2012. This decrease was primarily as a result of a reduction in cash and cash equivalents, as well as in accounts and notes receivable.

Property, Plant and Equipment

Property, plant and equipment totaled $1,721.9 billion, recording a 3.8% increase as compared to December 31, 2012, amounting to $1,658.7 billion.

Current Liabilities

Current liabilities increased by 8.0%, or $18.8 billion, as compared to December 31, 2012, as a result of a $40.8 billion increase in suppliers' liabilities.

<u>OPERATING RESULTS AS OF DECEMBER 31, 2013</u>

Crude Oil Production

During the fourth quarter of 2013, total crude oil production averaged 2,523 Mbd, a 1.5% decrease as compared to the same period of 2012. This decrease was primarily due to:

- a 2.4% decrease in production of heavy crude oil due to an increase in the fractional water flow of wells and a natural decline in production at the fields of the Cantarell business unit in the Northeastern Marine region; and
- a 6.4% decrease in production of extra-light crude oil, primarily due to a natural decline in production at the Delta del Grijalva project in the Southern region, as well as an increase in the fractional water flow of wells of the Pijije and Sen projects in the Southern region.

The previous was partially offset by a 2.0% increase in light crude oil production at the Kuil, Onel, Chuhuk and Tsimin fields in the Southwestern Marine region, at the Kambesah field in the Northeastern Marine region and at the Gasífero field in the Northern region.

We would highlight that the Kuil and Gasífero fields, began their production during the second half of 2012, the Kambesah and Onel fields, began their production during the first quarter of 2013, and the Chuhuk field began its production during the second quarter of 2013. As of December 2013, this group of fields reached an average production of 171 Mbd.

During 2013, PEMEX faced operating challenges in its exploration and production activities that nowadays have become characteristic for the industry worldwide, including greater complexity, decreased volumes and higher technological and capital requirements.

During 2013, crude oil production totaled 2,522 Mbd, a decrease of 26 Mbd as compared to 2012, primarily due to:
- a 1.4% decrease in production of heavy crude oil due to a natural decline in production of fields in the Cantarell business unit, and an increase in the fractional water flow of its wells; and
- a 5.7% decrease in production of extra-light crude oil, primarily due to a natural decline in production of fields of the Delta del Grijalva and Crudo Ligero Marino projects.

This decrease was partially offset by a 1.6% increase in light crude oil production at the Kuil, Onel and Chuhuk fields of the Abkatún-Pol Chuc business unit and the Tsimín field of the Litoral de Tabasco business unit in the Southwestern Marine region, at the Kambesah field of the Cantarell business unit in the Northeastern Marine region and at the Gasífero field of the Veracruz business unit in the Northern region.

Natural Gas Production
During the fourth quarter of 2013, natural gas production (not including nitrogen) increased by 1.6%, as compared to the same quarter of 2012, primarily as a result of a 6.5% increase in associated gas production at the Ku-Maloob-Zaap business unit in the Northeastern Marine region, at the Abkatún-Pol-Chuc business unit in the Southwestern Marine region, and at the Bellota Jujo business unit in the Southern region.

This increase was partially offset by an 8.8% decline in non-associated gas production during the period caused by a scheduled reduction in drilling activities and the completion of wells of the Veracruz and Burgos business units in the Northern region.

During 2013, natural gas production remained stable, totaling 5,679 MMcfd, primarily due to an increase in associated gas production at the Ku Maloob Zaap, Abkatún-Pol-Chuc and Burgos business units, highlighting the development of the Nejo field in Burgos.

This increase was partially offset by a decrease in non-associated gas production due to a natural decline in production at the fields of the Veracruz business unit.

Gas Flaring

During the fourth quarter of 2013, gas flaring increased by 18 MMcfd, primarily due to:

- installations made at the Akal-J2 and Akal-C8 platforms of the Cantarell business unit in the Northeastern Marine region; and
- programmed maintenance at plant number 1 of the Cd. Pemex Gas Processing Center in the state of Tabasco.

As a result, the natural gas use as a percentage of production was 96.9% during the fourth quarter of 2013.

During 2013, gas flaring represented 2.2% over total gas produced. As a result, the natural gas use as a percentage of production was 97.8% during the year.

In addition, during 2013, average gas flaring was approximately 124 MMcfd, which was well below the maximum gas flaring limit of 214.8 MMcfd set by the National Hydrocarbons Commission in an effort to reduce gas flaring.

Crude Oil Processing

During the fourth quarter of 2013, total crude oil processing decreased by 2.1%, as compared to the same period of 2012, primarily explained by:

- programmed maintenance cycles; and
- non-programmed overhaul works.

The ratio of heavy crude oil to total crude oil processed by the National Refining System (NRS) increased by 2.7 percentage points, primarily as a result of the increase of Maya crude oil processed at the Minatitlán refinery.

PEMEX's usage of its primary distillation capacity decreased by 1.1 percentage points, due to programmed maintenance cycles, as well as to non-programmed overhaul projects.

During 2013, total crude oil processing amounted to 1,222 Mbd, a 1.9% increase as compared to 2012, primarily explained by the increase in crude oil processed at the Minatitlán refinery, which resulted from the improved operating performance of the plants that were overhauled at this refinery.

The ratio of heavy crude oil to total crude oil processed by the NRS was 40.3%, as part of an effort to reduce and dislodge the production of heavy distillates in PEMEX's refineries in the central part of the country.

As a result, during 2013, PEMEX's usage of its primary distillation capacity increased by 1.5 percentage points, as compared to 2012, to 73.1% of its total capacity.

Production of Petroleum Products

During the fourth quarter of 2013, total petroleum products output increased by 2.5%, as compared to 2012, due to an increase in production of automotive gasoline, diesel and liquefied petroleum gas (LPG), while fuel oil production dropped by 20 Mbd. The previous is primarily due to the fact that the Minatitlán refinery came into operation and to the stabilization of its processes, which thereby increased the output of greater value-added products.

During the fourth quarter of 2013, PEMEX's NRS recorded a negative variable refining margin of U.S. $1.40 per barrel, U.S. $5.49 per barrel below the margin recorded during the fourth quarter of 2012. This decrease was primarily due to the fluctuation of crude oil and derivatives prices in the international markets, as the volume of distillates production increased during the period as compared to the same period of 2012.

During 2013, total petroleum products output increased by 3.7%, as compared to 2012, mainly due to increases in the output of products such as automotive gasoline, diesel and jet fuel, while recording a drop in fuel oil production.

The NRS's operating performance has improved as a result of an increase in heavy crude oil processing, a greater output of lighter and middle distillate products as well as greater usage of its capacity. Nevertheless, by the end of 2013, the NRS recorded a negative variable refining margin of U.S. $1.84 per barrel, from U.S. $0.01 per barrel by the end of 2012. This is broadly explained by the behavior of prices of oil and refined products.

Natural Gas Processing and Production

During the fourth quarter of 2013, natural gas processing increased by 6.6%, in response to the increased availability of sour wet gas from the marine regions, as well as an increased supply of sweet wet gas from the Northern region.

Condensates processing increased by 25.8%, as compared to the fourth quarter of 2012, due to an increase in the supply of sweet condensates in the Northern region, as well as to increased availability of sour condensates in the marine regions.

As a result, dry gas production increased by 4.8% or 166 MMcfd, as compared to the fourth quarter of 2012, while natural gas liquids production increased by 9.5%, or 31 Mbd, during the period.

During 2013, natural gas processing increased by 0.5%, as compared to 2012, in response to the increased availability of sweet wet gas from the Northern region.

In addition, condensates processing increased by 1.3%, due to an increase in the supply of sweet condensates in the Northern region.

As a result, dry gas production increased by 1.8% or 65 MMcfd, while natural gas liquids production recorded a decrease of 1.0%, due to a decrease in the supply of sour wet gas in the marine regions.

Petrochemicals Production

During the fourth quarter of 2013, the production of petrochemical products increased by 13.5%, or 154 Mt, as compared to the same period of 2012, primarily due to the following:

- a 66 Mt increase in production in the aromatics and derivatives chain due to the stabilization of the continuous catalytic regeneration (CCR) plant and regularized operations of plants involved in the production of aromatics at the Cangrejera complex. The increase in production in this chain also resulted in an increase in production of other petrochemicals, including benzene, toluene and xylene (BTX);
- a 4 Mt increase in production in the ethane derivatives chain due to an increased output of ethylene and high-density polyethylene; and
- a 19 Mt increase in production in the propylene and derivatives chain, due to greater production of propylene and to the stabilization of the acrylonitrile producer plant.

This increase was partially offset by a 14 Mt decrease in production in the methane derivatives chain, mainly of ammonia, in response to a decline in demand for this product as a result of adverse weather conditions that impacted agricultural zones in the northeastern portion of the country.

During 2013, the production of petrochemical products amounted to 5,455 Mt, a 12.5% increase as compared to 2012. This increase is primarily explained by a 442 Mt increase in production in the aromatics and derivatives chain due to the stabilization of the CCR plant and regularized operations of plants involved in the production of aromatics at the Cangrejera complex. The increase in production in this chain also resulted in an increase in production of other petrochemicals, including hydrogen, pentanes and BTX.

This increase was partially offset by:

- an 18 Mt decrease in production in the methane derivatives chain, mainly of ammonia, in response to a decline in demand for this product, as a result of adverse weather conditions that impacted agricultural zones in the country;
- a 136 Mt decrease in production in the ethane derivatives chain due to the fact that production from the Pajaritos Petrochemical Complex was transferred to the joint venture between Pemex-Petrochemicals and the company, Petroquímica Mexicana de Vinilo, S.A. de C.V. in September 2013. As a result, vinyl chloride and ethylene production is no longer on our records. Additionally, linear low-density polyethylene production decreased due to non-programmed shutdowns; and
- a decrease in production in the propylene and derivatives chain, due to lower production of propylene, which was partially offset by an increase in the production of acrylonitrile.

CONSOLIDATED BALANCE SHEET, LIQUIDITY AND CAPITAL RASING

Equity Structure

As of December 31, 2013, PEMEX recorded a negative equity totaling $185.3 billion, as compared to the negative equity of $271.1 billion recorded as of December 31, 2012.

Liquidity Management

As of December 31, 2013, Petróleos Mexicanos holds liquidity management credit lines for $10.0 billion and U.S. $2.5 billion. As of December 31, 2013, U.S. $135.0 million were disbursed, as a result, 95.9% of these lines are still available to PEMEX.

Debt

The following information reflects PEMEX's total debt as of December 31, 2012 and as of December 31, 2013:

	Balance as of	
	Dec. 31, 2012	**Dec. 31, 2013**
	(Billion Pesos)	
Short-term	$114.2	$90.5
Long-term	$672.6	$750.7
Total debt	**$786.8**	**$841.2**

Financing Activities

The main financing activities carried out during the 2013 were:

Capital Markets

- On January 30, 2013, Petróleos Mexicanos issued U.S. $2.1 billion of its 3.50% Notes due in 2023; U.S. $100.0 million of these notes were allocated to the Asian market.
- On March 22, 2013, Petróleos Mexicanos reopened $2.5 billion of its Certificados Bursátiles (publicly traded notes) due 2017, at 28 days floating TIIE (Mexican Interbank Interest Rate) plus 18 basis points.
- On June 25, 2013, Petróleos Mexicanos reopened $2.5 billion of its Certificados Bursátiles originally issued in November 2012, due 2017 at 28 days floating rate TIIE plus 3 basis points.
- On July 18, 2013, Petróleos Mexicanos issued the following four series of securities for an aggregate amount of U.S. $3.0 billion:

i) U.S. $1.0 billion of its 3.50% Notes, at a fixed rate, due on July 18, 2018;

ii) U.S. $1.0 billion of its 4.875% Notes, at a fixed rate, due on January 18, 2024;

iii) U.S. $500 million of its Notes bearing interest at a floating rate 3-month LIBOR (London Interbank Offered Rate) plus 202 basis points, and maturing on July 18, 2018; and

iv) a reopening of U.S. $500 million of its 6.50% Bonds, at a fixed rate, due on June 2, 2041.

- On September 19, 2013, Petróleos Mexicanos issued $5.0 billion of its Certificados Bursátiles due on February 28, 2019, at 28 days floating TIIE rate plus six basis points.
- On September 26, 2013, Petróleos Mexicanos issued $10.4 billion of its Certificados Bursátiles due on September 12, 2024 at a fixed rate of 7.19%.
- On November 27, 2013 Petróleos Mexicanos issued €1.3 billion of its 3.125% Notes due 2020.
- On December 11, 2013 Petróleos Mexicanos issued $9.6 billion of its Certificados Bursátiles in reopenings of previous issuances:

i) Ps. 1.1 billion due on February 28, 2019 at 28 days floating TIIE rate plus 6 basis points.

ii) Ps. 8.5 billion due on September 12, 2024 with a 7.19% coupon.

The proceeds from these placements will be used to finance investment projects and for debt refinancing.

<u>Export Credit Agencies (ECAs).</u>

- On September 19, 2013, Petróleos Mexicanos issued U.S. $400 million of its 2.83% Notes at a fixed rate, due on February 15, 2024. These are structured bonds guaranteed by the U.S. Ex-Im Bank.
- On September 30, 2013, Petróleos Mexicanos issued U.S. $750 million bearing interest at a floating rate of LIBOR (London Interbank Offered Rate) plus 43 basis points, and maturing on February 15, 2024. These are also structured bonds guaranteed by the U.S. Ex-Im Bank.
- On October 24, 2013, Petróleos Mexicanos issued U.S. $350 million of its 2.29% Notes, at a fixed rate, due on February 15, 2024. These are also structured bonds guaranteed by the U.S. Ex-Im Bank.

<u>Publicly Financed Works Contracts (Contratos de Obra Pública Financiada, COPF)</u>

During 2013, Petróleos Mexicanos obtained U.S. $234.3 million through the Financed Public Works Contracts program of Pemex-Exploration and Production. These contracts are used for the exploitation of natural gas fields in the Burgos basin.

Cash flows from operating activities, financing and investment

As of December 31, 2013, the net cash flow from operating activities amounted to $195.2 billion, in contrast with $213.3 billion during the same period of 2012.

Cash and cash equivalents as of December 31, 2013, totaled $80.7 billion, as compared to $119.2 billion during the same period of 2012.

Treasury Policies

Regarding treasury policies, Petróleos Mexicanos seeks to have sufficient financial resources to meet its payment obligations and those of its subsidiary entities, as well as to promote the integration and consolidation of its cash position and projection.

In addition, Petróleos Mexicanos develops investment mechanisms of its financial resources to maintain market and ensure the best procurement terms provided by financial institutions.

The investment of resources of Petróleos Mexicanos treasury in pesos and dollars are based on the following policies:

<u>Peso Funds</u>

Petróleos Mexicanos, for its financial transactions, is bound to the observance and compliance with applicable regulations issued by the Federal Government. The Ministry of Finance provides guidelines to all Federal Government public-sector entities, for managing their funds stating that Petróleos Mexicanos may only invest in:

a) government securities;
b) financial transactions by the Federal Government.;
c) demand deposits at commercial banks. The balance must not exceed 10% of the balance of the available funds;
d) balances with the Treasury; and
e) shares of capital stock of investment companies, whose investment objective are government securities.

It is important to mention that reports holding government instruments can only be made with financial institutions that obtain at least the following credit scores from the rating agencies:

National Scale	Fitch	Standard and Poor's	Moody's
Long Term	AA(mex)	mxAA	Aa2.mx

Dollar Funds

Investments in dollars must meet PEMEX'S operating and strategic requirements, and must be previously approved by Banco de México. Nowadays, PEMEX's investments in dollars are limited to operating accounts, short-term investment funds and fixed-term deposits. PEMEX's investments made in dollars are managed by Banco de México.

Cash and Cash Equivalents Currencies

Petróleos Mexicanos' cash and cash equivalents are primarily in pesos and dollars, since sale revenues are made in these currencies. At the same time, Petróleos Mexicanos makes payment of several expenses and debt in these currencies.

Relevant Capital Investment

Significant capital investments that were committed at the end of last fiscal year, by their nature, are described in Section 3) c) "credit information relevant" of the Annual Report as of December 31, 2012.

Tax Credits or Debits

In February 2010, the Administrative Taxation Service (Servicio de Administración Tributaria, SAT) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 regarding federal contributions, the Value Added Tax (Impuesto al Valor Agregado, IVA) and the Ordinary Hydrocarbon Duty. On September 20, 2010, the SAT resolved and on September 22, 2010 notified Pemex- Exploration and Production that it owed an additional $4,575.2 million (including penalties and interest). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim (file 28733/10-17-03-7) against this resolution before the Tercera Sala Regional Metropolitana del Tribunal Federal de Justicia Fiscal y Administrativa (Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court). By agreements reached on November 20, 2013, the Regional Tribunal recognizes that a) pleas have been filed; b) agrees on changes to defendant Delegates; and c) declares closing of the proceedings and forwards the dossier to the Superior Tribunal as a result of exercising the option of becoming involved. The file is now in the First Section of the Superior Tribunal under case number 28733/10-17-03-7/1838/13-S1-05-04. Its conclusion is still pending.

In February 2010, the SAT notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions and the value added tax. On September 20, 2010, the SAT notified Pemex-Refining of a fiscal credit it owed amounting to $1,553.4 million, due to an omission of value added tax, including penalties and interest. On November 30, 2013, Pemex-Refining promoted an administrative claim against that resolution (file 28733/10-17-03-7) before the Third Metropolitan Regional Court of the Federal Fiscal and Administrative Court. By agreements reached on November 20, 2013, the Regional Tribunal recognized that a) pleas have been filed; b) agrees on changes to defendant Delegates; and c) declares closing of the proceedings and forwards the dossier to the Superior Tribunal as a result of exercising the option of becoming involved.

The file is now in the First Section of the Superior Tribunal under case number 28733/10-17-03-7/1838/13-S1-05-04. Its conclusion is still pending.

Internal Control

Petróleos Mexicanos' management is responsible for establishing and maintaining an adequate internal control system for financial reporting. This system is designed to provide reasonable assurance regarding the reliability of financial statement information and the preparation of financial statements in accordance with International Financial Reporting Standards (IFRS). The system of internal control over financial reporting includes those policies and procedures to:

(i) Make sure that the records reasonably consider necessary details, that these are accurate and complete, and reflect the transactions and movements of PEMEX's assets;

(ii) Provide reasonable assurance that all transactions have been registered for the preparation of the financial statements in accordance with IFRS and that PEMEX's expenses are made only in accordance with authorizations of the management and authorized staff given the right to by subsidiaries or entities concerned; and

(iii) Provide management staff a reasonable assurance regarding prevention and early detection of any acquisition, disposal or use of unauthorized assets that could affect PEMEX's financial statements.

For the proper performance of their duties, the Board of Directors of Petróleos Mexicanos counts with the Audit and Performance Evaluation Committee, that has within its powers, to establish a risk management system that can affect the situation and financial operations of Petróleos Mexicanos, and regularly report to the Council on follow-up. In addition, the Audit and Performance Evaluation Committee should inform the Board of Directors the status of the internal control system and propose their amendments.

In order to perform their functions, the Audit and Performance Evaluation verifies compliance with the goals, objectives, plans and programs of Petróleos Mexicanos, including the timing, terms and conditions of the commitments adopted, as well as the performance indicators; verifies and certifies the reasonableness and adequacy of accounting and financial reporting, and supervises the processes to design, integrate and disseminate the financial and accounting information, in addition to the audits to be conducted.

(Figures stated in thousands, except as noted)

NOTE 1—STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES:

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938 in accordance with a decree of the Mexican Congress stating that all foreign-owned oil companies in operation at that time in the United Mexican States ("Mexico") were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities (as defined below) are decentralized entities of the Federal Government of Mexico (the "Mexican Government") and together comprise the Mexican oil and gas industry.

The operations of Petróleos Mexicanos and its Subsidiary Entities (as defined below) are regulated mainly by the *Constitución Política de los Estados Unidos Mexicanos* (Political Constitution of the United Mexican States, or the "Mexican Constitution"), the *Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo* (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the "Regulatory Law"), the *Ley de Petróleos Mexicanos* (Petróleos Mexicanos Law) and the *Reglamento de la Ley de Petróleos Mexicanos* (Regulations to the Petróleos Mexicanos Law), which establish the Mexican Government will be exclusively entrusted with the activities in the strategic areas of petroleum, hydrocarbons and basic petrochemicals through Petróleos Mexicanos and its Subsidiary Entities.

The Petróleos Mexicanos Law establishes that the four Subsidiary Entities will continue carrying out their activities in accordance with their objectives, fulfilling the commitments they have already assumed in Mexico and abroad.

On March 21, 2012, the President of Mexico issued the (Decree to establish the structure, operation and control of the subsidiary entities of Petróleos Mexicanos, or the "Subsidiary Entities Decree").

Under the Subsidiary Entities Decree:

- Petróleos Mexicanos continues to have the authority to direct the central planning and strategic management of the Subsidiary Entities in accordance with the Petróleos Mexicanos Law, and to provide general corporate services of an administrative and technical nature, as requested by the Subsidiary Entities;

- The Subsidiary Entities continue to undertake all activities related to technical and industrial operations that are strictly productive and commercial in nature, in accordance with their purpose;

(Figures stated in thousands, except as noted)

- The organization continues to allocate the duties to each Subsidiary Entity in accordance with the rationale of distributing core activities of a productive character, as referred to in the Petróleos Mexicanos Law;

- The activities related to petrochemical products, as opposed to basic petrochemicals, must be undertaken by the Subsidiary Entities, and such products will continue to be manufactured by Pemex- Petrochemicals (as defined below), notwithstanding undertakings by the private sector; and

- The activities, operations or services required by the Subsidiary Entities for carrying out their respective objectives may be undertaken by companies owned by Petróleos Mexicanos, the Subsidiary Entities or both. With respect to any activities not reserved exclusively for the State, the Subsidiary Entities may enter into alliances or partnerships with third parties.

In addition, on September 4, 2009, the Board of Directors of Petróleos Mexicanos (the "Board") approved the *Estatuto Orgánico* (Organic Statute) of Petróleos Mexicanos, which became effective on September 25, 2009 and has since been modified on August 9, 2010, August 2, 2011, February 23, 2012, March 27, 2013 and September 30, 2013, which establish the structure, organizational basis and functions of the administrative units of Petróleos Mexicanos, and also delineate the duties and internal regulations of their respective Boards of Directors.

On March 28, 2013, the Organic Statutes of each Subsidiary Entity was published in the Official Gazette of the Federation. These Organic Statutes establish the structure, organizational basis and functions of the administrative units of each of the Subsidiary Entities, and also delineate the duties and internal regulations of their respective Boards of Directors.

The Subsidiary Entities are decentralized entities of a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own name, and are grouped in accordance with the areas delineated by the Secretary of Energy. The Subsidiary Entities are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities are:

- Pemex-Exploración y Producción ("Pemex-Exploration and Production");
- Pemex-Refinación ("Pemex-Refining");
- Pemex-Gas y Petroquímica Básica ("Pemex-Gas and Basic Petrochemicals"); and
- Pemex-Petroquímica ("Pemex-Petrochemicals").

The principal objectives of the Subsidiary Entities are as follows:

I. Pemex-Exploration and Production explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;

II. Pemex-Refining refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

III. Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids and artificial gas, derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products; additionally, this entity stores, transports, distributes and markets basic petrochemicals; and

IV. Pemex-Petrochemicals processes industrial petrochemicals other than basic petrochemicals and stores, distributes and markets secondary petrochemicals.

For purposes of these consolidated financial statements, any capitalized name or term that is not defined herein will have the meaning attributed to it in the Regulatory Law or in the Petróleos Mexicanos Law.

On December 20, 2013, the decree amending and supplementing some orders of the Constitution of the United Mexican States, on energy sector (the "Decree"), was published in the Official Gazette. These reforms and arrangements were made to Constitutional Articles 25, 27 and 28. The main points are set out in the Decree as follows:

- The State will carry out the exploration and extraction activities of oil and other hydrocarbons, through allocations to productive State enterprises or through contracts with these or with individuals, in terms of the Regulatory Law.

- Within one hundred twenty calendar days following the entry into force of the decree, the Congress will take the necessary secondary legislation applicable to regulate the contracting modalities adjustments.

- Petróleos Mexicanos, within a period not exceeding two years from the date of publication of the decree, shall become, from decentralized entity, to productive state enterprise.

- Petróleos Mexicanos shall submit for consideration of the Secretary of Energy, within ninety days from the entry into force of the Decree, the awarding of exploration areas and fields that are in production, which are able to operate through assignments.

- A decentralized public entity, called the National Control Center of Natural Gas, will be created and shall be responsible for the operation of the national system of pipeline transportation and storage of natural gas. Petróleos Mexicanos and its Subsidiary Entities will transfer the necessary resources to the appropriate acquisition and management of that infrastructure.

At the date of issuance of these consolidated financial statements, the relevant secondary legislation, at the proposal of the President and approved by the Legislature, has not been enacted, so that the effects derived from the Decree have not yet been quantified.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities, whereas the Subsidiary Companies are companies that have been created in accordance with the applicable laws of each of the respective jurisdictions in which they have been incorporated, and are managed as private corporations.

"Non-consolidated companies and associates", as used herein, means (i) those subsidiary companies which are not Subsidiary Entities or Subsidiary Companies, as defined above in this note and (ii) those companies in which Petróleos Mexicanos does not have effective control (see Note 3(a)).

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as "PEMEX".

PEMEX's address and its principal place of business is:

Av. Marina Nacional No. 329
Col. Petróleos Mexicanos
Delegación Miguel Hidalgo
México, D.F. 11311
México

(Figures stated in thousands, except as noted)

NOTE 2—BASIS OF PREPARATION:

(a) Statement of compliance

PEMEX prepared its consolidated financial statements as of December 31, 2013 and 2012, and for the years ended December 31, 2013 and 2012, in accordance with International Financial Reporting Standards ("IFRS").

On February 26, 2014, these consolidated financial statements under IFRS and the notes thereto were authorized for issuance by the following officers: Public Accountant Víctor M. Cámara Peón, Deputy Director of Accounting and Fiscal Matters, and C. Francisco J. Torres Suárez, Associate Managing Director of Accounting.

These consolidated financial statements and the notes thereto will be presented for approval by the Board of Directors of Petróleos Mexicanos (the "Board") pursuant to the terms of Article 104 Fraction III, paragraph a) of the Mexican *Ley de Mercado de Valores* (Securities Market Law), and of Article 33, Fraction I, paragraph a) section 3 and Article 78 of the general provisions applicable to Mexican securities issuers and other participants in the Mexican securities market.

(b) Basis of measurement

These consolidated financial statements have been prepared using the historical cost basis method, except where it is indicated that certain items have been measured using the fair value model or deemed cost basis. The principal items measured at fair value are derivative financial instruments; the principal item measured at amortized cost is debt, while the principal item measured at present value is the provision for employee benefits.

(c) Functional and presentation currency

These consolidated financial statements are presented in Mexican pesos, which is both PEMEX's functional currency and presentation currency. All financial information has been rounded to the nearest thousand unless otherwise indicated. These consolidated financial statements are presented in Mexican pesos due to the following:

(i) the economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

(ii) PEMEX is an entity owned and regulated by the Mexican Government; accordingly, PEMEX's budget is subject to legislative approval and is included in the Mexican annual budget, which is published in pesos;

(iii) benefits to employees are approximately 50% in 2013 and 56% in 2012 of PEMEX's total liabilities. The reserve maintained to meet these obligations is computed, denominated and payable in Mexican pesos; and

(iv) cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the prices of several products are based on international U.S. dollar-indices, domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and recorded in Mexican pesos.

Mexico's monetary policy regulator, the *Banco de México* (the Mexican central bank), requires that Government entities other than financial entities sell their foreign currency to the *Banco de México* in accordance with its terms, receiving Mexican pesos in exchange, which is the legal currency in Mexico.

(d) Use of estimates

The preparation of these unaudited condensed consolidated interim financial statements requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these unaudited condensed consolidated interim financial statements, as well as the recorded amounts of income and expenses during the period.

Significant estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which any estimates are revised and in any future periods affected by such revision.

The information in the application of critical judgments about accounting policies that have significant effect on the amounts recognized in the consolidated financial statements, are disclosed in the following notes:

- Note 3 (c) Financial instruments
- Note 3 (g) Wells, pipelines, buildings and equipment, successful efforts method
- Note 3 (i) Impairment of non-financial assets
- Note 3 (l) Provisions - Environmental effects and asset retirement
- Note 3 (m) Liabilities for employee benefits
- Note 3 (n) Taxes and federal rights - Deferred Taxes
- Note 3 (o) Contingencies

(e) Terms definition

References in these consolidated financial statements and the related notes to "pesos" or "Ps." refers to Mexican pesos, "U.S. dollars" or "U.S. $" refers to dollars of the United States of America, "yen" or "¥" refers to Japanese yen, "euro" or "€" refers to the legal currency of the European Economic and Monetary Union, "Pounds sterling" or "£" refers to the legal currency of the United Kingdom, "Swiss francs" or "CHF" refers to the legal currency of the Swiss Confederation, "Canadian dollars" or "CAD" refers to the legal currency of Canada and "Australian dollars" or "AUD" refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

NOTE 3—SIGNIFICANT ACCOUNTING POLICIES:

Below is a summary of the significant accounting policies followed by PEMEX in the preparation of its unaudited condensed consolidated interim financial statements:

(a) Consolidation

The consolidated financial statements include those of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies.

Investment in subsidiaries

The Subsidiary Entities and Subsidiary Companies are those controlled by PEMEX. Control exists when and only when PEMEX has the power to govern the financial and operating policies of an entity in order to obtain benefits from its activities. The Subsidiary Companies are consolidated from the date that control commences until the date that control ceases.

The consolidated Subsidiary Entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. ("PMI CIM")(i); P.M.I. Trading, Ltd. ("PMI Trading")(i); P.M.I. Holdings North America, Inc. ("PMI HNA")(i); P.M.I. Holdings Petróleos España, S.L. ("PMI HPE")(i); P.M.I. Holdings, B.V. ("PMI HBV")(i); P.M.I. Norteamérica, S.A. de C.V. ("PMI NASA")(i); Kot Insurance Company, AG ("KOT"); Pemex Procurement International, Inc. ("PPI")(ii); P.M.I. Marine, Ltd. ("PMI Mar")(i); P.M.I. Services, B.V. ("PMI SHO")(i); Pemex Internacional España, S.A. ("PMI SES")(i); Pemex Services

Europe, Ltd. ("PMI SUK")(i) (iv); P.M.I. Services North America, Inc. ("PMI SUS")(i); P.M.I. Field Managemente Resources, S.L. ("FMR") (iii); P.M.I. Campos Maduros, S. de R.L. de C.V. ("SANMA") (iii); Mex Gas International, Ltd. ("MGAS"); Pemex Finance, Ltd. ("FIN"); Instalaciones Inmobiliarias para Industrias, S. A. de C. V. ("III")(iii); III Servicios, S. A. de C. V. ("III Servicios") (iii); PPQ Cadena Productiva, S.L. ("PPQCP") (iii) and Hijos de J. Barreras, S. A. ("HJ BARRERAS") (iii).

(i) Member company of the "PMI Group".
(ii) Formerly Integrated Trade Systems, Inc. ("ITS").
(iii) From 2013, these companies are incorporated in the consolidation.
(iv) As of December 2013, PMI SUK is no longer included in the consolidated financial statements of PEMEX due to its liquidation.

The financial information of the Subsidiary Entities and Subsidiary Companies have been prepared based on the same period of PEMEX's financial statements applying the same accounting policies.

Investments in associates and joint ventures

Investments in associates are those in which PEMEX has significant influence but not the power to control financial and operational decisions. It is assumed that there is significant influence when PEMEX owns directly or indirectly between 20% and 50% of voting rights in another entity.

Joint ventures are those arrangements whereby two or more parties undertake an economic activity that is subject to joint control.

Investments in associates and joint ventures are recognized based on the equity method and recorded initially at cost, including any goodwill identified on acquisition. The investment cost includes transaction costs.

The consolidated financial statements include the proportion of gains, losses and other comprehensive income corresponding to PEMEX's share in each investee, once these items are adjusted to align with the accounting policies of PEMEX, from the date that significant influence and joint control begins to the date that such influence or joint control ceases.

When the value of the share of losses exceeds the value of PEMEX's investment in an associate or joint venture, the carrying value of the investment, including any long-term investment, is reduced to zero and PEMEX ceases to recognize additional losses, except in cases where PEMEX is jointly liable for obligations incurred by those associates and joint ventures.

Eliminated transactions in consolidation

All significant intercompany balances and transactions have been eliminated in the preparation of the unaudited condensed consolidated interim financial statements pursuant to IFRS 10, "Consolidated Financial Statements" ("IFRS 10").

Unrealized gains arising from transactions with entities whose investment is accounted for using the equity method are eliminated against the investment to the extent of participation in such entities. Unrealized losses are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Other investments

Investments in shares where PEMEX does not have control, joint control or significant influence are carried at fair value, unless there is not a quoted price in an active market and the fair value cannot be measured reliably, in which case they are carried at cost. The dividends of these companies are recognized as revenue when they are declared.

Non-controlling interests

The interests of third parties who do not have a controlling interest in the equity or comprehensive result of subsidiaries of PEMEX are presented as "non-controlling interests" in the condensed consolidated interim statements of financial position and the condensed consolidated interim statements of changes in equity, and as net income and comprehensive income for the period, attributable to non-controlling interests, in the condensed consolidated interim statement of comprehensive income.

(b) Foreign currency

Transactions in foreign currency

In accordance with IAS 21, "The Effects of Changes in Foreign Exchange Rates" ("IAS 21"), transactions denominated in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions.

Exchange differences arising from the settlement of monetary items or from translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When a gain or loss on a non-monetary item is recognized in other comprehensive result, any exchange component of that gain or loss is recognized in other comprehensive result. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss.

Translation of foreign currency

A foreign currency transaction shall be translated into a different reporting currency using the following procedures: (i) assets and liabilities for each statement of financial position presented shall be translated at the closing rate at the date of that statement of financial position; (ii) equity items, income and expenses for each statement of comprehensive income or separate income statement presented shall be translated at exchange rates at the relevant date of such transaction; and (iii) all resulting exchange differences shall be recognized in other comprehensive result.

When the functional currency is that of a country with a hyperinflationary economy, before converting to the reporting currency, the effects of inflation should be incorporated. In the latter scenario, the conversion to the reporting currency of all items is done using the exchange rate at the date of the financial statements.

(c) Financial instruments

Financial instruments are classified as: (i) financial instruments measured at fair value through profit or loss; (ii) financial instruments held to maturity; (iii) available-for-sale financial assets; (iv) investments in equity instruments; (v) loans and receivables; or (vi) derivative financial instruments. PEMEX determines the classification of its financial instruments at the time of initial recognition.

PEMEX's financial instruments include cash and short-term deposits, accounts receivable, other receivables, loans, accounts payable to suppliers, other accounts payable, borrowings and debts, as well as derivatives.

Financial instruments measured at fair value through profit or loss

A financial instrument is measured at fair value through profit or loss if it is classified as held for trading or designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if PEMEX manages such investments and makes purchase and sale decisions based on their fair value in accordance with PEMEX's documented risk management or investment strategy. In addition, directly attributable transaction costs are recognized in profit or loss as incurred. Finally, changes in fair value, including changes due to dividend income, are recognized in comprehensive income for the period.

Held-to-maturity financial instruments

Financial instruments that are intended to be and are capable of being held to maturity are classified as held to-maturity. Held-to-maturity financial instruments are recognized initially at fair value in addition to any directly attributable transaction costs. Subsequent to their initial recognition, held-to-maturity financial instruments are measured at amortized cost using the Effective Interest Rate method ("EIR method"), less any impairment losses.

Any sale or reclassification of a significant amount of held-to-maturity investments with long maturities would result in the reclassification of all held-to-maturity investments as available-for-sale, and would prevent PEMEX from classifying investment securities as held-to-maturity for the current financial year.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial instruments that are designated as available-for-sale or are not classified in any of the previous categories. PEMEX's investments in certain equity securities and debt securities are classified as available-for-sale financial assets. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, available-for-sale financial assets are measured at fair value. In addition, any gains or losses associated with such instruments, as well as impairment losses and foreign exchange differences, are recognized in other comprehensive result and presented in the fair value reserve in equity. When an investment is derecognized, any gains or losses accumulated in equity are reclassified to profit or loss.

Sales and purchases of financial assets that require the delivery of such assets within a period of time established by market practice are recognized as of the negotiation date (the date on which PEMEX commits to purchase or sell the asset).

Investments in equity instruments

Upon initial recognition, some investments in equity instruments are designated irrevocably as investments in equity instruments, these investments are valued at fair value and changes in fair value are reported in other comprehensive income. Dividends from these investments, when the entity's right to receive payment of the dividend is established, they are recognized in profit or loss for the period.

Loans and receivables

After initial recognition, loans and debt securities that bear interest are measured at amortized cost using the EIR method, less impairment losses.

The amortized cost is calculated based on any discount or premium on acquisition and fees and costs that are an integral part of the EIR method. Amortization of costs is included under the heading of finance cost—net in the statement of comprehensive income.

Derivative financial instruments

Derivative financial instruments ("DFIs") presented in the consolidated statement of financial position are carried at fair value. In the case of DFIs held for trading, changes in fair value are recorded in profit or loss; in the case of DFIs formally designated as and that qualify for hedging, changes in fair value are recorded in the statement of comprehensive income using cash flow or fair value hedge accounting, with gains or losses classified in accordance with the earnings treatment of the hedge transaction.

Embedded derivatives

PEMEX evaluates the potential existence of embedded derivatives found in its contracts, including, among others, its procurement contracts, construction contracts and other commitments. Embedded derivatives have terms that implicitly or explicitly meet the characteristics of a DFI. In some instances, these embedded derivatives must be segregated from the underlying contracts and measured, recognized, presented and disclosed as DFIs, such as when the economic risks and terms of the embedded derivative are not clearly and closely related to the underlying contract.

Impairment of financial assets

At each reporting date, PEMEX evaluates whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of the financial asset.

(d) Cash and cash equivalents

Cash and cash equivalents are comprised of cash balances on hand, demand deposits, foreign currency reserves and instruments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, which are used in the management of PEMEX's short-term commitments.

With respect to the statement of cash flows, the cash and cash equivalents line item consists of the cash and cash equivalents described above, net of bank overdrafts pending payment.

Cash subject to restrictions that cannot be exchanged or used to settle a liability within twelve months is not considered part of this line item and is presented in non-current assets.

(e) Accounts, notes receivable and other

Accounts receivable are recognized at realizable value, net of allowance for doubtful accounts. The realizable value, if any, of a long-term account receivable is determined by considering its present value. In addition, interest income from accounts receivable is recognized on an accrued basis, provided that the amount can be reliably measured and collection is probable.

(f) Inventories and cost of sales

PEMEX's inventories are valued at the lower of cost or net realizable value. Cost is determined based on the cost of production or acquisition of inventory, using the average cost formula. PEMEX includes fixed and indirect costs of production in the calculation of production cost. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs.

Cost of sales represents the cost of inventories at the time of sale, increased, where appropriate, by declines in net realizable value of inventories during the period.

Advances to suppliers are recognized as part of inventory when the risks and benefits of the ownership of the inventory have been transferred to PEMEX.

(g) Wells, pipelines, properties, plant and equipment

Wells, pipelines, properties, plant and equipment are measured at acquisition or construction cost less accumulated depreciation and accumulated impairment losses.

PEMEX uses the successful efforts method for the exploration and production of crude oil and gas activities, considering the criteria mentioned in IFRS 6, "Exploration for and Evaluation of Mineral Resources" ("IFRS 6"), in relation to the recognition of exploration and drilling assets. Costs of development wells and related plant, property and equipment involved in the exploitation of oil and gas are recorded as part of the cost of assets. The costs of exploratory wells in areas that have not yet been designated as containing proved reserves are recorded as intangible assets until it is determined whether they are commercially viable and can therefore be capitalized as fixed assets. Otherwise, such costs are recognized as drilling expenses. Other exploration expenditures are recognized as drilling expenses as they are incurred.

Items of wells, pipelines, properties, plant and equipment are initially recorded at cost, which includes their original purchase price or construction cost, any costs attributable to bringing the assets to a working condition for their intended use and the costs of dismantling and removing the items and restoring the site on which they are located, including the estimated cost of plugging and abandoning wells, in accordance with IAS 16, "Property, Plant and Equipment" ("IAS 16").

The cost of finance projects that require large investments or financing incurred for specific projects, net of interest revenues from the temporary investment of these funds, is recognized as part of wells, pipelines, properties, plant and equipment when the cost is directly attributable to the construction or acquisition of a qualifying asset. The capitalization of these costs is suspended during periods in which the development of construction is interrupted, and its capitalization ends when the activities necessary for the use of the qualifying asset are substantially completed. All other finance costs are recognized in the statement of comprehensive income in the period in which they are incurred.

The cost of self-constructed assets includes interest on financing, the cost of materials and direct labor as well as any other costs directly attributable to the commissioning. In some cases the cost also includes the cost of dismantling and removal.

Expenditures related to the construction of wells, pipelines, plant and equipment during the stage prior to commissioning are stated at cost as intangible assets or construction in progress, in accordance with the characteristics of the asset. Once the assets are ready for use, the costs are transferred to the respective component of wells, pipelines, plant and equipment and depreciation or amortization begins.

The costs of major maintenance, general repairs or replacement of a component of an item of wells, pipelines, properties, plant and equipment are recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to PEMEX and its cost can be measured reliably. The costs of minor maintenance and servicing of wells, pipelines, properties, plant and equipment are recognized in the statement of comprehensive income as they are incurred.

(Figures stated in thousands, except as noted)

Depreciation and amortization of capitalized costs in wells is determined based on the estimated commercial life of the field to which the wells belong, considering the relationship between the productions of barrels of oil equivalent for the period and proved developed reserves of the field, as of the beginning of the year, with quarterly updates for new development investments.

Depreciation of other elements of wells, pipelines, properties, plant and equipment is recognized in profit or loss on a straight-line basis over the estimated useful life of the asset, beginning as of the date that the asset is available for use, or in the case of construction, from the date that the asset is completed and ready for use.

When the cost of a component of an item of wells, pipelines, properties, plant and equipment is significant relative to the total cost of the item, the component is depreciated separately.

The value of property subject to finance leases is included in the line item of wells, pipelines, properties, plant and equipment. Properties, plant and equipment are depreciated over the shorter of the lease term or the useful life of the asset.

Advance payments for the acquisition of properties, plant and equipment are also recognized in the line item as wells, pipelines, properties, plant and equipment.

The estimated useful lives and annual rates of depreciation of significant items of wells, pipelines, properties, plant and equipment are as follows:

	%	Years
Buildings	3-5	20-33
Plants and drilling equipment	3-5	20-33
Furniture and equipment	10-30	3-10
Offshore platforms and pipelines	4-8	12-25
Transportation equipment	4-25	4-25

(h) Crude oil and natural gas reserves

Under the Mexican Constitution and the Regulatory Law, all oil and other hydrocarbon reserves within Mexico are owned by the Mexican nation and not by PEMEX. Under the Petróleos Mexicanos Law, Pemex-Exploration and Production has the exclusive right to extract these reserves and to sell the resulting production, but the reserves are not registered for accounting purposes since they are not owned by PEMEX. Pemex-

Exploration and Production estimates total proved oil and natural gas reserve volumes in accordance with Rule 4-10(a) of Regulation S-X of the SEC, as amended ("Rule 4-10(a)"), and where necessary, in accordance with the *Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information* promulgated by the Society of Petroleum Engineers (the "SPE") as of February 19, 2007. These procedures are consistent with international reserves reporting practice. The estimation of these reserves depends on assumptions made and the interpretation of the data available, and may vary among analysts. The results of drilling activities, test wells and production after the date of estimation are utilized in future revisions of reserves estimates.

(i) ***Impairment of non-financial assets***

The carrying amounts of PEMEX's non-financial assets, other than inventories and deferred taxes, are assessed for indicators of impairment at the end of each reporting period. If the net carrying value of the asset exceeds the recoverable amount, PEMEX records an impairment charge in its statement of comprehensive income.

The recoverable amount is defined as the higher of the fair value less the cost of disposal and the use value. Value in use is the discounted present value of the future cash flows expected to arise from the continuing use of an asset, and from its disposal at the end of its useful life. In measuring value in use, the discount rate applied is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value is calculated using discounted cash flows determined by the assumptions that market participants would apply in order to estimate the price of an asset or cash generating unit if such participants were acting in their best economic interest.

A cash-generating unit is the smallest identifiable group of assets which can generate cash inflows independently from other assets or groups of assets. In the case of cash-generating assets or items dedicated to the exploration and evaluation of hydrocarbons reserves, the recoverable amount is determined by adjusting the fair value, which is based on the proved and probable reserves, for the risk factor associated with such reserves.

Impairment losses are recognized in the statement of comprehensive income. If an impairment loss subsequently improves, and the effect of such improvement is greater than the carrying value of the asset and appears to be permanent, the impairment loss recorded previously is reversed only up to the amount of the previously recognized impairment loss.

(j) Intangible assets

Intangible assets acquired separately are measured at the time the initial cost of acquisition is recognized. After the initial recognition, intangible assets are measured at their acquisition cost, less (i) accumulated amortization, measured using the straight-line method during the estimated useful life of the intangible asset and (ii) accumulated impairment.

Rights-of-way and easements are amortized over the contract period or over the remaining life of the fixed asset or property to which they pertain, whichever is lower.

(k) Leases

The determination of whether an agreement is or contains a lease is based on the content of the agreement at the date of execution. An agreement contains a lease if performance under the agreement depends upon the use of a specific asset or assets, or if the agreement grants the right to use the asset.

Finance leases, which transfer to PEMEX substantially all the inherent benefits and risks of the leased property, are capitalized at the date the lease commences, and the value is recorded as the lower of the fair value of the leased property and the present value of the minimum lease payments. Payments on the lease are divided between the financial costs and the amortization of the remaining debt principal in order to achieve a constant interest rate for the outstanding liability. The finance costs are recognized in the statement of comprehensive income.

Operating lease payments that do not transfer to PEMEX substantially all the risks and benefits of ownership of the leased asset are recognized as expenses in the statement of comprehensive income on a straight line basis over the term of the lease. Operating lease payments that do transfer to PEMEX substantially all the risks and benefits of ownership are instead capitalized and treated as under the paragraph above.

(l) Provisions

PEMEX recognizes provisions where, as a result of a past event, PEMEX has incurred a legal or contractual obligation for which the transfer of an asset is probable and the amount of such transfer is reasonably estimable. In certain cases, such amounts are recorded at their present value.

Environmental liabilities

In accordance with applicable legal requirements and accounting practices, an environmental liability is recognized when the cash outflows are probable and the amount is reasonably estimable. Disbursements related to the conservation of the environment that are linked to revenue from current or future operations are accounted for as costs or assets, depending on the circumstances of each disbursement. Disbursements related to past operations, which no longer contribute to current or future revenues, are accounted for as current period costs.

The accrual of a liability for a future disbursement occurs when an obligation related to environmental remediation, for which PEMEX has the information necessary to determine a reasonable estimated cost, is identified.

Retirement of assets

The obligations associated with the future retirement of assets, including those related to the retirement of properties, plant, equipment and their components, but excluding those related to the retirement of wells, are recognized at the date that the retirement obligation is incurred, based on the discounted cash flow method. The determination of the fair value is based on existing technology and regulations. If a reliable estimation of fair value cannot be made at the time the obligation is incurred, the accrual will be recognized when there is sufficient information to estimate the fair value.

The obligations related to the costs of future retirement of assets associated with the principal refining processes for gas and petrochemicals are not recognized. These assets are considered to have an indeterminate useful life due to the potential for maintenance and repairs, and, accordingly, PEMEX lacks sufficient information to reasonably determine the date on which they will be dismantled.

The abandonment costs related to wells currently in production and wells temporarily closed are recorded in the statement of comprehensive income based on the units of production method. Total cost of abandonment and dismantlement for non-producing wells is recognized in the statement of comprehensive income at the end of each period. All estimations are based on the useful lives of the wells, considering their discounted present value. Salvage values are not considered, as these values commonly have not traditionally existed.

(m) Employee benefits

PEMEX operates a defined benefit pension plan under which it makes contributions to a fund that is administrated separately. PEMEX recognizes the cost for defined benefit plans based on independent actuarial computations applying the projected unit credit method. Actuarial gains and losses are recognized within other comprehensive result for the period in which they occur.

The costs of prior services are recognized within profit or loss for the period in which they are incurred.

PEMEX's net obligation with respect to the defined benefit plan equals the present value of the defined benefit obligation less the fair value of plan assets. The value of any asset is limited to the present value of available reimbursements and reductions in future contributions to the plan.

In addition, seniority premiums payable for disability are recognized within other long-term employee benefits. Any actuarial gains and losses are recognized in profit or loss for the period.

Termination benefits are recognized in profit or loss for the period in which they are incurred.

(n) Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production and revenues from oil, gas and refined products.

Petróleos Mexicanos and the Subsidiary Entities are not subject to the *Ley del Impuesto Sobre la Renta* (Income Tax Law) or the *Ley del Impuesto Empresarial a Tasa Única* (Flat Rate Business Tax, or "IETU").

Special Tax on Production and Services ("IEPS Tax")

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold.

Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying tax rates applicable to the IRP and income tax to the temporary differences between the carrying value and tax values of assets and liabilities at the date of these consolidated financial statements. Deferred taxes are recognized only if there is certainty that the benefits will materialize.

(o) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

(p) Revenue recognition

Sales revenue is recognized when the risks and benefits of crude oil, refined products, gas, and petrochemical derivatives are transferred to the customers who buy them, which occurs as follow:

(i) According to the negotiated commercial terms
(ii) At the moment when the customer picks up the product on PEMEX facilities
(iii) At the moment when PEMEX delivers the product at a specific point

PEMEX recognizes revenues for services at the time that the related services are rendered.

(q) Operating segments

Operating segments are identifiable components of PEMEX that pursue business activities from which PEMEX earns revenues and incurs expenses, including those revenues and expenses from transactions with other segments of PEMEX, and for which information is available to principal management on a segmented basis and is assessed by PEMEX's management in order to allocate resources and assess the profitability of the segments.

(Figures stated in thousands, except as noted)

(r) New accounting standards

The new IFRS and the interpretations and revisions described below apply to annual periods beginning on or after January 1, 2013.

IFRS 10, Consolidated Financial Statements

IFRS 10 defines the principle of control, establishes control as the basis for consolidation and sets outs the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes both IAS 27, "Consolidated and Separate Financial Statements" ("IAS 27") and SIC-12, "Consolidation—Special Purpose Entities". The adoption of IFRS 10 did not have any effect on PEMEX's financial statements.

IAS 27 (Revised), Separate Financial Statements ("IAS 27 Revised")

IAS 27 Revised supersedes IAS 27, and is now limited to only setting the standards to be applied in accounting for investments in subsidiaries, joint ventures, associates and structured entities within separate (non-consolidated) financial statements. The general requirements for the aforementioned entities remain substantially unchanged under IAS 27 Revised. The adoption of IAS 27 (Revised) did not have any effect on PEMEX's financial statements.

IFRS 11, Joint Arrangements ("IFRS 11")

IFRS 11, which supersedes IAS 31, "Joint Ventures", outlines the accounting practices for entities that agree to jointly control an arrangement. Arrangements subject to joint control are classified as either a joint operation or a joint venture. IFRS 11 sets forth that investments in joint ventures should be recognized using the equity method and no longer allows for the application of the proportionate consolidation method. The adoption of IFRS 11 did not have any effect on PEMEX's financial statements.

IFRS 12, Disclosure of Interests in Other Entities ("IFRS 12")

IFRS 12 establishes the disclosure requirements relating to investments in subsidiaries, joint ventures, associates and/or unconsolidated structured entities. The adoption of IFRS 12 did not have any effect on PEMEX's financial statements.

(Figures stated in thousands, except as noted)

NOTE 4—RECENTLY ISSUED POLICY PRONOUNCEMENTS:

The IASB issued new IFRS, which are effective for annual periods listed below. PEMEX is in the process of evaluating the impact that these standards will have on its financial statements.

IFRS 9 Financial Instruments (2010), IFRS 9 Financial (2009) Instruments –

IFRS 9 (2009) introduces new requirements for classifying and measuring financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which it is maintained and the characteristics of the contractual cash flows. IFRS 9 (2010) introduces additional changes relating to financial liabilities. Currently, the IASB has an active project to make limited modifications to the classification and measurement requirements of IFRS 9 and add new requirements to address the impairment of financial assets and hedge accounting changes.

IFRS 9 (2010) and (2009) are effective for annual periods beginning on January 1, 2105 or later, and early adoption is permitted. It is hoped that the adoption of these standards has an impact on PEMEX's financial assets but does not affect its financial liabilities.

Pemex is currently evaluating the impact of adopting this pronouncement.

IFRS 14 Activities Regulated Tariff ("IFRS 14") –

The objective of this standard is to improve the comparability of financial information of the entities engaged in activities regulated tariff. Many countries have industry sectors that are subject to rate regulation, by which governments regulate the supply and prices of certain types of activities undertaken by private entities.

IFRS 14 allows first-time adopters to continue recognizing amounts related to tariff regulation in accordance with its previous GAAP requirements to adopt IFRS. However, to facilitate comparison with entities that already apply IFRS, the standard requires the effects of rate regulation should be separate from other items.

Institutions which are already experiencing financial statements under IFRS are not eligible to apply the rule.

IFRS 14 is effective from January 1, 2016. Earlier application is permitted. As mentioned in the previous paragraph, this standard will have no impact on the financial information of PEMEX.

NOTE 5—SEGMENT FINANCIAL INFORMATION:

PEMEX's primary business is the exploration and production of crude oil and natural gas and the refining and marketing of petroleum products, conducted through six business segments: Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals, Pemex-Petrochemicals, the Trading Companies (as defined below) and Corporate and Other Subsidiary Companies. Management makes decisions related to the operations of the consolidated business along these six strategic lines. Due to PEMEX's structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices.

The primary sources of revenue for the segments are as described below:

- Pemex-Exploration and Production earns revenues from domestic crude oil sales, as well as from the export of crude oil through the Trading Companies (as defined below). Export sales are made through the PMI CIM to approximately 24 major customers in various foreign markets. Approximately half of PEMEX's crude oil is sold to Pemex-Refining.

- Pemex-Refining earns revenues from sales of refined petroleum products and derivatives. Most of Pemex-Refining's sales are to third parties and occur within the domestic market. The entity sells a significant portion of its fuel oil production to the *Comisión Federal de Electricidad* (Federal Electricity Commission, or "CFE") and jet fuel to *Aeropuertos y Servicios Auxiliares* (the Airports and Auxiliary Services Agency). Pemex-Refining's most important products are different types of gasoline.

- Pemex-Gas and Basic Petrochemicals earns revenues primarily from domestic sources. Pemex-Gas and Basic Petrochemicals also consumes high levels of its own natural gas production. Most revenues of this entity are obtained from the sale of ethane and butane gas.

- Pemex-Petrochemicals is engaged in the sale of petrochemical products to the domestic market. Pemex-Petrochemicals offers a wide range of products. The majority of Pemex-Petrochemicals' revenues comes from methane derivatives, ethane derivatives and aromatics and derivatives.

- The trading companies, which consist of PMI NASA, PMI CIM, MGAS and PMI Trading (the "Trading Companies"), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products within international markets.

- The Corporate and Other Subsidiary Companies provide administrative, financing, consulting and logistical services, as well as economic, tax and legal advice to PEMEX's entities and companies.

The following tables present the unaudited condensed financial information of these segments, including unrealized intersegment gain (loss) and consolidation eliminations. These reporting segments are those which PEMEX's management evaluates in its analysis of PEMEX.

(Figures stated in thousands, except as noted)

As of / for the period ended December 31, 2013:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies	Intersegment Eliminations	Total
Sales								
Trade	Ps. -	Ps. 740,371,929	Ps. 143,290,615	Ps. 26,525,091	Ps. 687,675,379	Ps. -	Ps. -	Ps. 1,597,863,014
Intersegment	1,250,771,663	74,893,930	73,998,380	13,840,212	407,666,221	56,138,524	(1,877,308,930)	-
Services income	-	4,125,144	2,180,256	-	786,597	4,432,211	(1,184,851)	10,339,357
Cost of sales	(338,550,003)	(936,816,046)	(205,190,171)	(43,128,475)	(1,079,513,935)	(5,288,105)	1,821,482,651	(814,004,084)
Gross income (loss)	912,221,660	(144,425,043)	14,279,080	(2,763,172)	16,614,262	55,282,630	(57,011,130)	794,198,287
Other revenues	(27,207,006)	97,387,329	1,142,830	1,102,963	(6,526,560)	(1,073,991)	(289,723)	64,535,842
Gastos de distribución y transportación	-	-	-	-	-	-	-	-
General expenses	(42,809,551)	(61,916,892)	(13,976,034)	(13,586,872)	(2,186,328)	(53,667,207)	57,384,687	(130,758,197)
Operating income (loss)	842,205,103	(108,954,696)	1,445,876	(15,247,081)	7,901,374	541,432	83,834	727,975,932
Finance cost—Net	(23,445,795)	(14,759,225)	3,124,530	315,760	(341,789)	5,691,819	(124,326)	(29,539,026)
Exchange gain—Net	(4,069,441)	699,215	(69,484)	17,082	(43,408)	(482,328)	-	(3,948,364)
Profit (loss) sharing in non-consolidated companies, associates and others	207,132	-	933,927	166,591	-	(172,819,848)	172,962,933	1,450,735
Taxes and duties	(856,978,971)	-	(1,525,410)	(21,349)	(3,930,309)	(2,575,714)	-	(865,031,753)
Net income (loss)	(42,081,972)	(123,014,706)	3,909,439	(14,768,997)	3,585,868	(169,644,639)	172,922,441	(169,092,476)
Total current assets	502,902,664	274,764,785	115,251,777	72,066,407	106,410,426	497,898,731	(1,306,065,029)	263,229,761
Permanent investments in shares of non-consolidated companies, associates and others	7,271,158	488,319	4,294,023	166,591	6,351,408	421,365,229	(415,956,416)	23,980,312
Wells, pipelines, properties, plant and equipment	1,315,400,641	253,117,660	101,513,879	39,008,884	1,982,648	10,902,087	-	1,721,925,799
Total assets	1,837,048,136	529,767,519	221,632,401	111,984,646	120,053,362	1,688,207,703	(2,467,642,586)	2,041,051,181
Total current liabilities	213,781,141	352,932,603	35,977,158	6,145,414	81,810,378	863,183,248	(1,299,192,562)	254,637,380
Long-term debt	719,184,515	23,360,262	1,094,807	171,745	3,617,414	740,721,465	(737,415,854)	750,734,354
Employee benefits	342,612,970	354,166,740	83,372,338	107,202,896	1,222,116	230,630,810	-	1,119,207,870
Total liabilities	1,342,978,480	740,780,574	144,018,455	113,696,802	88,731,196	1,847,723,137	(2,051,558,842)	2,226,369,802
Total equity (Deficit)	494,069,656	(211,013,055)	77,613,946	(1,712,156)	31,322,166	(159,515,434)	(416,083,744)	(185,318,621)
Depreciation and amortization	(127,029,321)	(10,780,711)	(7,060,955)	(2,561,328)	(9,321)	(704,843)	-	(148,146,479)
Net cost for the period of employee benefits	(36,532,518)	(37,401,828)	(8,837,963)	(11,112,176)	(204,268)	(21,250,936)	-	(115,339,689)
Acquisition of fixed assets	205,581,025	31,587,666	5,170,234	5,237,725	1,907,105	2,162,441	-	251,646,196

(Figures stated in thousands, except as noted)

For the period ended December 31, 2012:	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies	Intersegment Eliminations	Total
Sales								
Trade	Ps. -	Ps. 720,874,065	Ps. 118,402,283	Ps. 27,760,353	Ps. 772,699,053	Ps. -	Ps. -	Ps. 1,639,735,754
Intersegment	1,333,286,214	61,480,371	66,226,902	7,650,488	448,731,943	55,352,873	(1,972,728,791)	-
Services income	-	4,361,364	1,088,258	-	727,371	2,191,282	(1,191,989)	7,176,286
Cost of sales	(302,840,887)	(1,025,958,672)	(175,765,662)	(31,826,657)	(1,211,608,953)	(2,900,312)	1,918,410,569	(832,490,574)
Gross income (loss)	1,030,445,327	(239,242,872)	9,951,781	3,584,184	10,549,414	54,643,843	(55,510,211)	814,421,466
General expenses	448,248	211,227,180	(1,008,016)	(814,161)	(138,712)	(326,438)	(369,138)	209,018,963
Other revenues	(40,979,675)	(57,913,305)	(13,139,373)	(13,224,389)	(1,655,763)	(47,375,806)	56,187,179	(118,101,132)
Operating income (loss)	989,913,900	(85,928,997)	(4,195,608)	(10,454,366)	8,754,939	6,941,599	307,830	905,339,297
Finance cost—Net	(33,242,462)	(19,589,916)	3,078,668	(800,049)	(1,235,402)	2,355,619	(302,858)	(49,736,400)
Exchange gain—Net	35,186,096	3,421,271	368,507	840	16,773	5,852,174	-	44,845,661
Profit (loss) sharing in non-consolidated companies, associates and others	189,227	-	2,140,344	-	1,389,441	(5,650,646)	6,729,241	4,797,607
Taxes and duties	(898,064,551)	-	221,123	(16,774)	(1,817,453)	(2,968,032)	-	(902,645,687)
Net income (loss)	93,982,210	(102,097,642)	1,613,034	(11,270,349)	7,108,298	6,530,714	6,734,213	2,600,478
Total current assets	558,119,361	284,541,363	98,911,204	78,807,571	113,000,751	486,513,401	(1,301,751,526)	318,142,125
Permanent investments in shares of non-consolidated companies, associates and others	982,320	409,266	3,751,219	-	7,527,734	337,268,613	(332,687,557)	17,251,595
Wells, pipelines, properties, plant and equipment	1,268,551,020	234,415,129	104,165,805	40,945,932	225,166	10,431,033	-	1,658,734,085
Total assets	1,836,007,172	520,567,164	207,224,542	120,216,927	127,859,808	1,503,408,400	(2,291,101,117)	2,024,182,896
Total current liabilities	167,466,913	330,225,909	23,617,986	6,478,390	87,534,727	913,204,611	(1,292,724,887)	235,803,649
Long-term debt	633,350,725	24,050,812	1,119,845	185,303	2,351,037	661,796,313	(650,236,440)	672,617,595
Employee benefits	412,306,417	429,583,865	96,139,228	127,012,099	1,347,909	222,151,241	-	1,288,540,759
Total liabilities	1,276,781,279	794,166,012	145,426,752	133,924,623	94,597,038	1,808,776,162	(1,958,423,120)	2,295,248,746
Total Equity (Deficit)	559,225,893	(273,598,848)	61,797,790	(13,707,696)	33,262,770	(305,367,762)	(332,677,997)	(271,065,850)
Depreciation and amortization	(118,246,402)	(11,071,793)	(7,769,141)	(2,725,017)	(7,983)	(717,384)	-	(140,537,720)
Net cost for the period of employee benefits	(31,045,021)	(31,221,665)	(7,331,348)	(9,121,565)	(101,143)	(17,781,595)	-	(96,602,337)
Acquisition of fixed assets	168,534,984	26,605,301	2,831,398	8,794,184	-	812,399	-	207,578,266

(Figures stated in thousands, except as noted)

PEMEX's management measures the performance of the entities based on operating income and net segment income before elimination of unrealized intersegment gain (loss), as well as by analyzing the impact of the results of each segment in the consolidated financial information. For certain of the items in these unaudited condensed consolidated interim financial statements to match with the individual financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX's operating segments, before intersegment eliminations:

As of / for the period ended December 31, 2013:		Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Trading Companies	Corporate and Other Subsidiary Companies
Sales:							
By segment	Ps.	1,250,785,620	820,912,682	219,332,517	40,360,373	1,096,302,860	60,570,735
Less unrealized intersegment sales		(13,957)	(1,521,679)	136,734	4,930	(174,663)	-
Total consolidated sales	Ps.	1,250,771,663	819,391,003	219,469,251	40,365,303	1,096,128,197	60,570,735
Operating income (loss):							
By segment		.850,636,276	(119,734,273)	873,221	(15,418,058)	2,566,704	541,432
Less unrealized intersegment sales		(13,958)	(1,521,678)	136,735	4,929	(174,663)	-
Less unrealized gain due to production cost valuation of inventory		18,879	12,301,255	435,920	166,048	5,509,333	-
Less capitalized refined products		(8,555,076)	-	-	-	-	-
Less amortization of capitalized interest		118,982	-	-	-	-	-
Total consolidated operating income (loss)	Ps.	842,205,103	(108,954,696)	1,445,876	(15,247,081)	7,901,374	541,432
Net income (loss):							
By segment		(33,646,457)	(133,794,283)	3,336,785	(14,867,980)	(1,748,802)	(177,995,008)
Less unrealized intersegment sales		(13,958)	(1,521,678)	136,734	4,930	(174,663)	-
Less unrealized gain due to production cost valuation of inventory		18,879	12,301,255	435,920	166,048	5,509,333	-
Less capitalized refined products		(8,555,076)	-	-	-	-	-
Less equity method for unrealized profits		(4,342)	-	-	(71,995)	-	8,350,369
Less amortization of capitalized interest		118,982	-	-	-	-	-
Total consolidated net income (loss)	Ps.	(42,081,972)	(123,014,706)	3,909,439	(14,768,997)	3,585,868	(169,644,639)
Assets:							
By segment		1,856,327,346	575,246,559	224,007,856	114,253,904	119,272,025	1,679,857,335
Less unrealized intersegment sales		(9,479)	3,753,919	140,189	7,310	3,232,537	-
Less unrealized gain due to production cost valuation of inventory		(11,777)	(49,232,959)	(2,515,644)	(2,204,574)	(2,451,200)	-
Less capitalized refined products		(16,755,002)	-	-	-	-	-
Less equity method for unrealized profits		(4,344)	-	-	(71,994)	-	8,350,368
Less amortization of capitalized interest		(2,498,608)	-	-	-	-	-
Total consolidated assets	Ps.	1,837,048,136	529,767,519	221,632,401	111,984,646	120,053,362	1,688,207,703
Liabilities:							
By segment		1,342,978,480	740,780,574	144,018,455	113,696,802	87,084,773	1,847,723,137

(Figures stated in thousands, except as noted)

Less unrealized gain due to production cost valuation of inventory	-	-	-	-	1,646,423	-
Total consolidated liabilities	Ps. 1,342,978,480	740,780,574	144,018,455	113,696,802	88,731,196	1,847,723,137

For the period ended December 31, 2012:	**Exploration and Production**	**Refining**	**Gas and Basic Petrochemicals**	**Petrochemicals**	**Trading Companies**	**Corporate and Other Subsidiary Companies**
Sales:						
By segment	Ps. 1,333,276,930	Ps. 784,417,918	Ps. 184,985,084	Ps. 35,418,252	Ps. 1,221,655,507	Ps. 57,544,155
Less unrealized intersegment sales	9,284	2,297,882	732,359	(7,411)	502,860	-
Total consolidated sales	Ps. 1,333,286,214	Ps. 786,715,800	Ps. 185,717,443	Ps. 35,410,841	Ps. 1,222,158,367	Ps. 57,544,155
Operating income (loss):						
By segment	993,473,459	(95,467,749)	(4,379,626)	(10,250,176)	8,801,985	6,941,599
Less unrealized intersegment sales	9,284	2,297,882	732,359	(7,411)	502,860	-
Less unrealized gain due to production cost valuation of inventory	(8,394)	7,240,870	(548,341)	(196,779)	(549,906)	-
Less capitalized refined products	(3,679,430)	-	-	-	-	-
Less amortization of capitalized interest	118,981	-	-	-	-	-
Total consolidated operating income (loss)	Ps. 989,913,900	Ps. (85,928,997)	Ps. (4,195,608)	Ps. (10,454,366)	Ps. 8,754,939	Ps. 6,941,599
Net income (loss):						
By segment	97,536,450	(111,636,394)	1,429,016	(11,066,159)	7,155,344	613,420
Less unrealized intersegment sales	9,284	2,297,882	732,359	(7,411)	502,860	-
Less unrealized gain due to production cost valuation of inventory	(8,394)	7,240,870	(548,341)	(196,779)	(549,906)	-
Less capitalized refined products	(3,679,430)	-	-	-	-	-
Less equity method for unrealized profits	5,319	-	-	-	-	5,917,294
Less amortization of capitalized interest	118,981	-	-	-	-	-
Total consolidated net income (loss)	Ps. 93,982,210	Ps. (102,097,642)	Ps. 1,613,034	Ps. (11,270,349)	Ps. 7,108,298	Ps. 6,530,714

Year ended December 31, 2012:	**Exploration and Production**	**Refining**	**Gas and Basic Petrochemicals**	**Petrochemicals**	**Trading Companies**	**Corporate and Other Subsidiary Companies**
Assets:						
By segment	1,846,831,001	583,489,721	210,263,190	122,663,976	130,797,642	1,497,491,106
Less unrealized intersegment sales	-	(4,419,930)	(958,022)	(7,654)	(2,102,134)	-
Less unrealized gain due to production cost valuation of inventory	(11,633)	(58,502,627)	(2,080,626)	(2,439,395)	(835,700)	-
Less capitalized refined products	(8,199,925)	-	-	-	-	-
Less equity method for unrealized profits	5,319	-	-	-	-	5,917,294
Less amortization of capitalized interest	(2,617,590)	-	-	-	-	-
Total consolidated assets	Ps. 1,836,007,172	Ps. 520,567,164	Ps. 207,224,542	Ps. 120,216,927	Ps. 127,859,808	Ps. 1,503,408,400
Liabilities:						
By segment	1,276,781,279	794,166,012	145,426,752	133,924,623	96,699,172	1,808,776,162
Less unrealized gain due to production cost valuation of inventory	-	-	-	-	(2,102,134)	-
Total consolidated liabilities	Ps. 1,276,781,279	Ps. 794,166,012	Ps. 145,426,752	Ps. 133,924,623	Ps. 94,597,038	Ps. 1,808,776,162

(Figures stated in thousands, except as noted)

NOTE 6—CASH AND CASH EQUIVALENTS:

As of December 31, 2013 and 2012, cash and cash equivalents were as follows:

	December 31, 2013		December 31, 2012	
Cash on hand and in banks	Ps.	45,942,338	Ps.	76,201,010
Marketable securities		34,803,381		43,033,881
	Ps.	80,745,719	Ps.	119,234,891

NOTE 7—ACCOUNTS, NOTES RECEIVABLE AND OTHER:

As of December 31, 2013 and 2012, accounts, notes receivable and other receivables were as follows:

	December 31, 2013		December 31, 2012	
Export costumers	Ps.	41,917,115	Ps.	40,717,458
Domestic customers		38,642,164		53,355,711
Tax credits		15,432,552		13,420,166
Negative IEPS Tax pending to be credited		4,293,619		11,833,727
Employee and officers		5,077,687		4,773,466
Sundry debtors		8,545,084		5,652,405
Advances to suppliers		3,284,575		1,801,231
Insurance claims		1,618,828		1,440,337
Other		16,278		15,010
	Ps.	118,827,902	Ps.	133,009,511

NOTE 8—INVENTORIES:

As of December 31, 2013 and 2012, inventories were as follows:

	December 31, 2013		December 31, 2012	
Crude oil, refined products, derivatives and petrochemicals products	Ps.	51,638,624	Ps.	51,058,073
Materials and products in stock		5,259,341		5,755,367
Materials and products in transit		16,535		34,130
	Ps.	56,914,500	Ps.	56,847,570

(Figures stated in thousands, except as noted)

NOTE 9—AVAILABLE-FOR-SALE FINANCIAL ASSETS:

In 2011, PMI HBV acquired 57,204,240 shares of Repsol, S.A. (formerly known as Repsol YPF, S.A., "Repsol") at a cost of Ps. 20,783,820, which represented approximately 4.69% of Repsol's share capital. In addition to its direct legal and beneficial ownership of these shares, since 2008, PEMEX has entered into and renewed equity swaps with financial institutions pursuant to which PEMEX has obtained the economic and voting rights to an additional 58,679,799 Repsol shares, or approximately 4.80% of Repsol's share capital. PEMEX's direct holdings of Repsol shares, together with the economic and voting rights acquired through the equity swaps mentioned above, increased PEMEX's overall voting and economic rights in Repsol to 9.49%. In addition, PEMEX holds one Repsol share through PMI-SES.

On June 19, 2012, Repsol approved a dividend program under which Repsol shareholders had the option to receive their pro rata portion of the dividend declared at the annual meeting in the form of either (i) new shares of Repsol or (ii) cash. On July 5, 2012, PMI HBV opted to receive its dividend in the form of 2,600,191 new Repsol shares. As part of the same program, on January 21 and July 16, 2013, PMI HBV opted to receive dividends in the form of 1,683,322 and 1,506,130 new Repsol shares, respectively.

In August 1, 2013, PEMEX entered into an equity swap for a notional amount of Ps. 2,869,882, pursuant to which PEMEX divested its direct interest in 9,289,968 shares of Repsol while retaining economic and voting rights in such shares.

As of December 31, 2013 the investment in 53,703,915 shares of Repsol was valued at Ps. 17,728,490, whereas as of December 31, 2012, the investment in 59,804,431 shares of Repsol was valued at Ps. 15,771,202. The effect of the valuation of the investment at fair value was recorded in other comprehensive result in the statement of changes in equity (deficit) as a gain of Ps. 3,098,404 at December 31, 2013 and a loss of Ps. 10,125,912 at December 31, 2012. In addition, PEMEX recorded dividend payments received from Repsol of Ps. 914,116 and Ps. 685,704 in the statements of comprehensive income at December 31, 2013 and at December 31, 2012, respectively.

In 2012, PMI NASA received 77 shares of LyondellBasell Industries N.V. ("LyondellBasell"), which were valued at Ps. 18, in lieu of the payment of a debt owed by LyondellBasell. As of both December 31, 2013 and December 31, 2012, the market value of the LyondellBasell shares was Ps. 81 and Ps. 57, respectively.

(Figures stated in thousands, except as noted)

NOTE 10—PERMANENT INVESTMENTS IN SHARES OF NON-CONSOLIDATED COMPANIES, ASSOCIATES AND OTHERS:

The permanent investments in shares of non-consolidated companies, associates and others as of December 31, 2013 and 2012, were as follows:

	Percentage of Investment	December 31, 2013	December 31, 2012
Deer Park Refining Limited	50.00%	Ps. 6,278,158	Ps. 7,337,384
Gasoductos de Chihuahua, S. de R.L. de C.V.	50.00%	4,051,682	3,530,632
Petroquímica Mexicana de Vinilo, S.A de C.V.[1]	44.09%	3,253,978	-
Instalaciones Inmobiliarias para Industrias, S.A. de C.V.	100.00%	-	1,424,309
Compañía Mexicana de Exploraciones, S.A. de C.V.	60.00%	1,141,065	936,689
Frontera Brownsville, L.L.C.	50.00%	517,945	535,653
Mexicana de Lubricantes, S.A. de C.V.	46.85%	488,321	509,265
Servicios Aéreos Especializados Mexicanos, S.A. de C.V	49.00%	5,147	5,147
CH4 Energía, S.A. de C.V.	50.00%	136,301	108,554
Pasco Internacional, Ltd.	100.00%	93,776	44,585
Other—Net	Various	8,013,939	2,819,377
		Ps. 23,980,312	Ps. 17,251,595

[1] In September 2013, pursuant to a joint venture between PEMEX and Mexichem S.A.B. de C.V., PEMEX increased its investment in PPQ Cadena Productiva, S.L. ("PPQ") by Ps. 2,993,531. This investment allowed PPQ to acquire a 44% interest in Compañía Petroquímica Mexicana de Vinilo, S.A. de. C.V.

(Figures stated in thousands, except as noted)

Profit (loss) sharing in non-consolidated companies, associates and others:

	December 31,			
	2013		2012	
Deer Park Refining Limited..	Ps.	205,367	Ps.	1,320,180
Gasoductos de Chihuahua, S. de R.L. de C.V............		475,942		548,765
Petroquímica Mexicana de Vinilo, S.A de C.V............		93,853		-
Other-Net		675,573		2,928,662
	Ps.	1,450,735	Ps.	4,797,607

(Figures stated in thousands, except as noted)

NOTE 11— WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT:

As of December 31, 2013 and 2012, the components of wells, pipelines, properties, plant and equipment were as follows:

		Plants	Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportatio n equipment	Construction in progress	Land	Unproductive fixed assets	Assets in process of acquisition	Total fixed assets
INVESTMENT														
Balances as of January1, 2012	Ps.	640,476,821	39,551,408	545,183,035	882,779,891	61,084,265	298,983,863	45,199,722	20,003,935	125,148,670	41,623,977	8,422,839	-	2,708,458,426
Acquisitions		28,345,950	3,382,577	3,034,148	52,636,412	810,283	6,095,841	4,584,555	1,253,739	107,171,303	97,877	12,737	152,844	207,578,266
Capitalization and reclassifications		46,045,271	(566,879)	1,596,719	72,039,394	(9,355,395)	14,558,538	(71,555)	(130,141)	(131,010,580)	(3,611)	3,673,967	(125,211)	(3,349,483)
Disposals		(5,119,828)		(2,577,283)		899,856		75,563	(536,840)	3,993,884	(135,072)	(961,129)	-	(4,360,849)
Balances as of December 31, 2012	Ps.	709,748,214	42,367,106	547,236,619	1,007,455,697	53,439,009	319,638,242	49,788,285	20,590,693	105,303,277	41,583,171	11,148,414	27,633	2,908,326,360
Acquisitions		29,336,696	3,107,555	5,387,150	62,580,630	1,965,492	5,633,305	3,644,600	3,701,628	134,079,686	1,100,230	1,104,295	4,929	251,646,196
Capitalizations and reclassifications		10,174,501	(433,975)	7,875,199	56,885,847	5,761,369	1,115,273	(1,072,347)	(99,191)	(85,903,444)	(23,662)	264,810	-	(5,455,620)
Impairment		1,650,664	-	-	(26,364,717)	-	-	-	-	(894,782)	-	-	-	(25,608,835)
Disposals		(15,360,225)	-	(2,057,115)	-	(903,057)	(62,212)	(424,245)	(875,443)	(3,154,696)	(301,882)	(2,249,721)	-	(25,388,596)
Balances as of December 31, 2013	Ps.	735,549,850	45,040,686	558,441,853	1,100,557,457	60,262,813	326,324,608	51,936,293	23,317,687	149,430,041	42,357,857	10,267,798	32,562	3,103,519,505
ACCUMULATED DEPRECIATION AND AMORTIZATION														
Balances as of January 1, 2012	Ps.	(254,138,741)	(20,707,896)	(187,966,009)	(491,889,237)	(33,557,438)	(79,411,627)	(30,120,584)	(11,727,040)	-	-	(6,515,091)	-	(1,116,033,663)
Depreciation		(32,672,945)	(2,868,400)	(16,964,385)	(67,857,495)	(1,465,645)	(14,284,606)	(3,159,986)	(1,264,258)	-	-		-	(140,537,720)
Reclassifications		(139,324)	510,016	2,834,880	(6,141)	1,220,599	(1,441,319)	430,999	119,497	-	-	(177,427)	-	3,351,780
Disposals		2,663,300	-	2,810	-	78,604	-	286,377	537,127	-	-	59,110	-	3,627,328
Balances as of December 31, 2013	Ps.	(284,287,710)	(23,066,280)	(202,092,704)	(559,752,873)	(33,723,880)	(95,137,552)	(32,563,194)	(12,334,674)	-	-	(6,633,408)	-	(1,249,592,275)
Depreciation		(36,154,914)	(2,790,948)	(16,457,891)	(71,831,243)	(1,434,318)	(14,669,152)	(3,468,615)	(1,339,398)	-	-	-	-	(148,146,479)
Reclassifications		2,513,262	358,288	1,290,514	1,153	(84,961)	-	1,230,624	146,740	-	-	-	-	5,455,620
Disposals		8,267,723	-	1,409,767	-	519,279	-	297,756	903,404	-	-	(708,501)	-	10,689,428
Balances as of December 31, 2013	Ps.	(309,661,639)	(25,498,940)	(215,850,314)	(631,582,963)	(34,723,880)	(109,806,704)	(34,503,429)	(12,623,928)	-	-	(7,341,909)	-	(1,381,593,706)
Net wells, pipelines, properties, plant and equipment as of December 31, 2012	Ps.	425,460,504	19,300,826	345,143,915	447,702,824	19,715,129	224,500,690	17,225,091	8,256,019	105,303,277	41,583,171	4,515,006	27,633	1,658,734,085
Net wells, pipelines, properties, plant and equipment as of December 31, 2013	Ps.	425,888,211	19,541,746	342,591,539	468,974,494	25,538,933	216,517,904	17,432,864	10,693,759	149,430,041	42,357,857	2,925,889	32,562	1,721,925,799

(Figures stated in thousands, except as noted)

NOTE 12—OTHER ASSETS:

As of December 31, 2013 and 2012, the balance of other assets was as follows:

	December 31,			
	2013		2012	
Wells unassigned to a reserve	Ps.	6,734,669	Ps.	5,306,333
Payments in advance		2,952,771		3,290,756
Intangible assets		2,213,210		1,536,101
Long term documents receivable		792,950		1,307,123
Other		789,112		907,522
	Ps.	13,482,712	Ps.	12,347,835

NOTE 13—DEBT:

The Board approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Regulations to the Petróleos Mexicanos Law. These terms and conditions are promulgated in conformity with the guidelines approved by the *Secretaría de Hacienda y Crédito Público* (Ministry of Finance and Public Credit, or the "SHCP") for Petróleos Mexicanos for the respective fiscal year.

During the period from January 1 to December 31, 2013, PEMEX participated in the following financing activities:

- On January 22, 2013, the SHCP authorized the increase of the Petróleos Mexicanos' Medium-Term Notes Program from U.S. $22,000,000 to U.S. $32,000,000.

- On January 30, 2013, Petróleos Mexicanos issued U.S. $2,100,000 of its 3.50% Notes due 2023 under Petróleos Mexicanos' U.S. $32,000,000 Medium-Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

- In January 2013, PMI Trading obtained and repaid a loan for U.S. $150,000 bearing interest at 1.0412%.

- On February 28, 2013, PMI NASA obtained two loans for U.S. $34,500, each of which bears interest at 3.80% and matures on February 7, 2023.

(Figures stated in thousands, except as noted)

- On March 22, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 2,500,000 of *Certificados Bursátiles* due 2017 at a floating rate, which was a reopening of the securities issued on November 29, 2012. These *certificados bursátiles* were issued under Petróleos Mexicanos' Ps. 300,000,000 or UDI equivalent *Certificados Bursátiles* Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

- In March 2013, PMI Trading obtained and repaid a loan for U.S. $50,000 bearing interest at 1.4217%.

- On April 26, 2013, PMI NASA obtained a loan for U.S. $33,830 bearing interest at 3.80%, which matures on February 22, 2023.

- Between January 1 and December 31, 2013, PMI HBV obtained U.S. $5,793,000 from its revolving credit line and repaid U.S. $6,143,000.

- On June 7, 2013, PMI NASA obtained a loan for U.S. $34,278 bearing interest at 3.80%, which matures on April 24, 2023.

- On June 25, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 2,500,000 of *Certificados Bursátiles* due 2017 at a floating rate, which was a reopening of the securities issued on November 29, 2012. These *certificados bursátiles* were issued under Petróleos Mexicanos' Ps. 300,000,000 or UDI equivalent *Certificados Bursátiles* Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

- On June 26, 2013, Petróleos Mexicanos borrowed U.S. $500,000 under its revolving credit facility with Credit Agricole CIB. The facility matured on July 17, 2013.

- On July 18, 2013, Petróleos Mexicanos issued U.S. $3,000,000 of its debt securities under Petróleos Mexicanos' U.S. $32,000,000 Medium-Term Notes Program, Series C in four tranches: (i) U.S. $1,000,000 of its 4.875% Notes due 2024; (ii) U.S. $1,000,000 of its 3.500% Notes due 2018; (iii) U.S. $500,000 of its Floating Rate Notes due 2018; and (iv) U.S. $500,000 of its 6.500% Bonds due 2041, which was the second reopening of its 6.500% Bonds due 2041 originally issued on June 2, 2011 and subsequently reopened on October 18, 2011. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

(Figures stated in thousands, except as noted)

- On September 19, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 5,000,000 of *Certificados Bursátiles* due 2019 at a floating rate. These *certificados bursátiles* were issued under Petróleos Mexicanos' Ps. 300,000,000 or UDI equivalent *Certificados Bursátiles* Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

- On September 19, 2013, Petróleos Mexicanos issued U.S. $400,000 of notes due 2024, which bear interest at a fixed rate of 2.830%. The notes are guaranteed by the Export-Import Bank of the United States (Ex-Im Bank).

- On September 26, 2013, Petróleos Mexicanos issued Ps. 10,400,000 aggregate amount of *Certificados Bursátiles* due 2024 at fixed rate of 7.19%, consisting of (i) an international offering outside Mexico of Ps. 1,075,000 of *Certificados Bursátiles* in the form of global depositary notes ("GDNs"), and (ii) a concurrent offering to the public in Mexico of Ps. 9,325,000 of *Certificados Bursátiles* not represented by GDNs. These *certificados bursátiles* were issued under Petróleos Mexicanos' Ps. 300,000,000 or UDI equivalent *Certificados Bursátiles* Dual Program. All debt securities issued under this program are guaranteed by Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals.

- On September 30, 2013, Petróleos Mexicanos issued U.S. $750,000 of notes due 2024, which bear interest at the London Interbank Offered Rate (LIBOR) for 3 months plus 0.43%. The notes are guaranteed by the Export-Import Bank of the United States.

- On November 4, 2013, Petróleos Mexicanos issued U.S. $350,000 of notes due 2024, which bear interest at a fixed rate of 2.29%. The notes are guaranteed by the Ex-Im Bank.

- On November 27, 2013, Petróleos Mexicanos' Medium-Term Notes Program, Series C due November 2020, issued €1,300,000 which bear interest at a fixed rate of 3.125% and return on 3.229%.

- On December 11, 2013, Petróleos Mexicanos issued, in the Mexican market, Ps. 9,600,000 of Certificados Bursátiles in two tranches: one at a floating rate for Ps. 1,100,000 due in February 2019 and the second at a fixed rate of 7.19% due in September 2024. There were reopenings of the securities originally issued in September 2013. These certificados bursátiles were issued under Petróleos Mexicanos' Ps. 300,000,000,000 or UDI equivalent Certificados Bursátiles Dual Program.

(Figures stated in thousands, except as noted)

- On December 19, 2013, Petróleos Mexicanos borrowed Ps. 10,000,000 from its revolving credit facility, which it repaid on December 30, 2013 and did not affect the authorized indebtedness for the year.

- On December 11, 2013, Petróleos Mexicanos executed a U.S. $1,250,000, revolving credit facility with a floating rate. This facility replaced the credit facility due November, 2013.

- On December 27, 2013, Petróleos Mexicanos borrowed U.S. $135,000 from its revolving credit facility.

NOTE 14—PROVISIONS FOR SUNDRY CREDITORS:

At December 31, 2013 and 2012, the provisions for sundry creditors were as follows:

	December 31, 2013	December 31, 2012
Provision for plugging of wells	Ps. 46,118,080	Ps. 48,153,061
Provision for litigation and claims in process	17,624,737	9,977,365
Provision for environmental costs	5,466,581	5,672,368
	Ps. 69,209,398	Ps. 63,802,794

NOTE 15—FINANCE COST:

At December 31, 3013 and 2012, the finance cost was as follows:

	December 31, 2013	December 31, 2012
Earnings by derivative financial instruments	Ps. 15,791,511	Ps. 20,683,047
Interest income	8,736,486	2,531,791
Interest expense	(39,586,483)	(46,010,543)
Expense by derivative financial instruments	(14,480,538)	(26,940,695)
	Ps.(29,539,024)	Ps.(49,736,400)

(Figures stated in thousands, except as noted)

NOTE 16—CONTINGENCIES:

(a) PEMEX is subject to the provisions of the *Ley General del Equilibrio Ecológico y la Protección al Ambiente* (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits of PEMEX's larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the *Procuraduría Federal de Protección al Ambiente* (Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of December 31, 2013 and as of December 31, 2012, the reserve for environmental remediation expenses totaled Ps. 5,466,581 and Ps. 5,672,368, respectively. This reserve is included as part of the reserve for sundry creditors and others as a long-term liability in the statement of financial position.

(b) PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of this date. As of December 31, 2013 and 2012, PEMEX had accrued a reserve of Ps. 17,624,737 and Ps. 9,977,365, respectively, for these contingent liabilities. The current status of the principal lawsuits in which PEMEX is involved is as follows:

In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. ("COMMISA") filed an arbitration claim (No. 13613/CCO/JRF) before the International Court of Arbitration of the International Chamber of Commerce (the "ICA") against Pemex-Exploration and Production for, among other things, the breach of a construction agreement in connection with two platforms in the Cantarell project (Project No. IPC-01). On December 16, 2009, the ICA issued an arbitration award requiring Pemex-Exploration and Production to pay U.S. $293,645 and Ps. 34,459, plus interest, to COMMISA, and also requiring COMMISA to pay Pemex-Exploration and Production a sum of approximately U.S. $5,919, plus interest. On January 11, 2010, Pemex-Exploration and Production was notified that COMMISA had filed a motion (No. 10-cv-00206-AKH) before the U.S. District Court for the Southern District of New York requesting the enforcement of the arbitration award in its favor. In September 2011, the arbitration award was declared null and void by a joint court in Mexico. Therefore, the Appeal Court in the United States declared a preliminary judgment recognizing the arbitration award issued by the District Court not effective, and requested it to issue a new judgment based on the null and void award. On September 25, 2013, the

(Figures stated in thousands, except as noted)

Judge issued a final judgment in which the arbitration award is confirmed. Pemex-Exploration and Production is ordered to pay to COMMISA U.S. $465,060, which included a construction guarantee of U.S. $106,827 executed by Pemex-Exploration and Production and reimbursed the amount which was granted to Pemex-Exploration and Production under the arbitration award and its interest. Each party will pay its value added taxes. On November 7, 14 and 27, 2013, Pemex-Exploration and Production deposited this amount in a bank account in New York as guarantee so the Court accepted an appeal filed by Pemex-Exploration and Production against this resolution.

On January 22, 2013 COMMISA requested the authorities in Luxembourg an attachment of assets of Pemex-Exploration and Production and Petróleos Mexicanos located in several financial institutions, which was granted after a motion filed by Pemex-Exploration and Production and Petróleos Mexicanos was denied. On July 15, 2013, an appeal was filed by Pemex-Exploration and Production and Petróleos Mexicanos on December 24, 2013. As of the date of this report, COMMISA has not filed a motion against this resolution.

- In February 2010, the *Servicio de Administración Tributaria* (the Tax Management Service) notified Pemex-Exploration and Production of the results of its review of Pemex-Exploration and Production's financial statements for the fiscal year ended December 31, 2006 with respect to federal taxes, the value added tax and the Ordinary Duty on Hydrocarbons payable by it. On September 20, 2010, the Tax Management Service determined that Pemex-Exploration and Production owed additional taxes totaling Ps. 4,575,208 (of which Pemex-Exploration and Production was notified on September 22, 2010). On November 30, 2010, Pemex-Exploration and Production filed an administrative claim before the *Tercera Sala Regional Metropolitana* (Third Regional Metropolitan Court) of the *Tribunal Federal de Justicia Fiscal y Administrativa* (Tax and Administrative Federal Court) challenging the assessment. On November 20, 2013, the *Sala Superior* (Superior Court) of the Tax and Administrative Federal Court attracted the documentation related to this trial (file No. 28733/10-17-03-7/1838/13-S1-05-04). As of this date, a resolution of this trial is still pending.

- In September 2001, Conproca, S.A. de C.V. ("CONPROCA"), the construction company performing construction and maintenance services for Pemex-Refining's Cadereyta refinery, filed a claim for arbitration before the ICA against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among other things, additional work performed and value added. On January 11, 2012, the ICA notified the parties its final award. On February 10, 2012, CONPROCA requested a clarification of this final award. On April 30, 2012, Pemex-Refining and Petróleos Mexicanos were ordered to pay

(Figures stated in thousands, except as noted)

U.S. $311,178 and CONPROCA was ordered to pay U.S. $29,056 (not including financial expenses or taxes).

On July 27, 2012, Petróleos Mexicanos and Pemex-Refining filed a claim (No. 485/2012-VI) before the *Juzgado Décimo Primero de Distrito en Materia Civil* (Eleventh District Civil Court) in the Federal District requesting that the arbitration award be declared null and void, which was admitted on December 11, 2012. On November 12, 2013, the judge issued a judgment declaring the arbitration award valid without mentioning the expenses. Each party filed an amparo (file No. D.C. 3/2014 and D.C. 4/2014) before the *Cuarto Tribunal Colegiado en Materia Civil del Primer Circuito* (Fourth Civil Joint Court of the First Circuit) which are still pending.

Previously, on December 14, 2011, CONPROCA filed a claim before the United States District Court of New York seeking the recognition of the award. On September 21, 2012, Pemex-Refining filed a response to CONPROCA's motion before the U.S. District Court, to which CONPROCA replied on October 19, 2012. On November 9, 2012, CONPROCA filed a motion before the U.S. District Court requesting a hearing. On October 4, 2013 a hearing was held. On October 17, 2013 the Court ordered that this procedure is suspended until the trial in Mexico is finalized.

- In February 2011, EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC filed a claim against Pemex-Exploration and Production before the *Juzgado Tercero de Distrito* (Third District Court) in Villahermosa, Tabasco (No. 227/2010). The plaintiffs are seeking, among other things, damages totaling U.S. $193,713 related to the termination of a public works contract and non-payment by Pemex-Exploration and Production under the contract. As of the date of this report, the trial is in the evidentiary stages. An expert opinion is still pending.

- In a concurrent administrative proceeding, Pemex-Exploration and Production was summoned before the *Séptima Sala Regional Metropolitana* (Seventh Regional Metropolitan Court) of the Tax and Administrative Federal Court on April 4, 2011 in connection with an administrative claim (No. 4957/11-17-07-1) filed by the plaintiffs seeking that Pemex-Exploration and Production's termination of the public works contract be declared null and void. Pemex-Exploration and Production filed its response to the claim on June 13, 2011. The trial is in the evidentiary stages. The appointment of the experts and the issuance of their opinions are still pending. The pleading stage will begin once the evidentiary stage concludes.

(Figures stated in thousands, except as noted)

- In February 2010, the Tax Management Service notified Pemex-Refining of the results of its review of Pemex-Refining's financial statements for the fiscal year ended December 31, 2006 with respect to federal contributions, the value added tax and the Hydrocarbons Income Tax. On September 20, 2010, the Tax Management Service notified Pemex-Refining that it owed approximately Ps. 1,553,371 (including penalties and interest). On November 30, 2010, Pemex-Refining filed an administrative claim before the Third Regional Metropolitan Court of the Tax and Administrative Federal Court challenging the assessment. On November 20, 2013, the *Sala Superior* (Superior Court) of the Tax and Administrative Federal Court attracted the documentation related to this trial (file No. 28733/10-17-03-7/1838/13-S1-05-04). As of this date, a resolution of this trial is still pending.

- On July 8, 2011, Pemex-Exploration and Production was summoned in connection with an administrative claim (No. 4334/11-11-02-6) filed by Compañía Petrolera La Norma, S.A., against the Director General of Petróleos Mexicanos and the Director General of Pemex-Exploration and Production before the *Segunda Sala Regional Hidalgo-México* (Hidalgo-Mexico Second Regional Court) of the Tax and Administrative Federal Court in Tlalnepantla, State of Mexico. The plaintiff is seeking compensation in connection to the cancellation of its alleged petroleum rights concessions and damages for up to Ps. 1,552,730. On July 19, 2012, the Court rejected a motion filed by the defendants arguing that the Court lacked jurisdiction, and notified the parties on August 23, 2012. On November 5, 2012, the Regional Court resumed the trial and, on December 11, 2012, summoned the Secretary of Energy, as Chairman of the Board of Petróleos Mexicanos, who responded the claim on February 21, 2013. On March 4, 2013, notified to the parties on April 2, 2013, the Court admitted an amendment to the claim and requested the defendants their response On April 24, 2013, the defendants appealed the resolution that amends the original claim and requested that a Superior Court reviews the trial. On May 2, 2013, the defendants filed a response to the amendment to the claim. In addition, on April 9, 2013 a new claim was filed before the same Court (438/12-11-02-3) and the defendants requested its joint with the previous claim. On May 2, 2013, both claims are joint. On May 10, 2013, the Superior Court requested additional documentation. On May 13, 2013 the response filed by the defendants is admitted by the Judge. As of the date of this report, the trial is in the evidentiary stages. On November 19, 2013, the expert opinion filed by the defendants is filed. As of this date a resolution to this trial is still pending.

- On April 14, 2010, Petróleos Mexicanos and Pemex-Gas and Basic Petrochemicals were summoned before the *Juzgado Séptimo de Distrito* (Seventh District Court) in Reynosa, Tamaulipas, in connection with a civil claim filed by Irma Ayala Tijerina de Barroso, et al., seeking approximately Ps. 1,490,873 in damages for the alleged

(Figures stated in thousands, except as noted)

contamination of land adjacent to water treatment. The trial is in the evidentiary stages. The plaintiffs filed an *amparo* against several authorities in Reynosa as well as against the manager of the Burgos Business Unit for performing cleaning works in La Escondida lagoon in lands owned by the plaintiffs without their authorization and flooding their lands. A justification for such works was filed by Pemex-Gas and Basic Petrochemicals as well as additional documentary evidence. The amparo was denied. As of the date of this report, a final resolution is still pending.

- On July 5, 2011, Pemex-Exploration and Production was summoned before the *Juzgado Décimo Segundo de Distrito en Materia Civil* (Twelfth District Civil Court) in the Federal District in connection with a civil claim (No. 469/2010) filed by Saboratto, S.A. de C.V. for, among other things, liability and damages in connection with various services agreements. Saboratto, S.A. de C.V. is seeking approximately Ps. 1,451,472 in total damages. On August 5, 2011, Pemex-Exploration and Production filed its response to this claim. As of the date of this report, a final resolution is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these consolidated financial statements.

PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX's legal strategy, as well as the outcome of the related litigation.

NOTE 17|—SUBSEQUENT EVENTS:

On February 26, 2014, the exchange rate was Ps. 13.2090 per U.S. dollar, which represents a 1% depreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of December 31, 2013, which was Ps. 13.0765 per U.S. dollar.

On February 26, 2014, the weighted average price of the crude oil exported by PEMEX was U.S. $94.30 per barrel, an increase of 1.93% as compared to the average price as of December 31, 2013, which was U.S. $92.51 per barrel.

On February 4, 2014 the Organic Statute of Petróleos Mexicanos was modified.

(Figures stated in thousands, except as noted)

During the period from January 1 to February 26, 2014, Petróleos Mexicanos participated in the following financing activities:

- On January 16, 2014, Petróleos Mexicanos priced U.S. $4,000,000 of its debt securities under its U.S. $32,000,000 Medium-Term Notes Program, Series C in three tranches: (1) U.S. $500,000 of its 3.125% Notes due 2019; (2) U.S. $500,000 of its 4.875% Notes due 2024, which was a reopening of its 4.875% Notes due 2024 originally issued on July 18, 2013; and (3) U.S. $3,000,000 of its 6.375% Bonds due 2045.

- On January 23, 2014, Petróleos Mexicanos priced Ps. 12,500,000 of Certificados Bursátiles due 2024 in three tranches: (1) a reopening of Ps. 2,000,000 at a floating rate; Ps. 7,500,000 at a fixed rate of 7.91% and a fixed rate of 3.94% for Unidades de Inversión ("UDIs") equivalent to Ps. 3,000,000.

- Between January 1 and February 20, 2014, PMI HBV obtained U.S. $235,000 from its revolving credit line and repaid U.S. $735,000.

PEMEX has valued and recorded the 53,703,915 Repsol shares acquired through PMI HBV as an available-for-sale financial asset. The market value of Repsol shares has increased approximately 1.31%, from €18.32 per share as of December 31, 2013 to €18.56 per share as of February 26, 2014.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
(THOUSAND PESOS)

CONSOLIDATED

Final Printing

COMPANY NAME	PRICIPAL ACTIVITY	NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT	
				ACQUISITION COST	CURRENT VALUE
Deer Park Refining Ltd.	Refining company	1	50.00	0	6,278,158
Gasoductos de Chihuahua, S. de R.L. de C.V.	Natural Gas transportation	1	50.00	393,049	4,051,682
Petroquímica Mexicana de Vinilo, S.A. de C.V.	Multi purpose financial entity	1	49.00	2,993,585	3,253,978
Cia. Mexicana de Exploraciones, S.A. de C.V.	Exploration geologic services	25,333,847	60.00	25,333	1,141,065
Frontera Brownsville	Operation of a wholesale storage and distribution center	1	50.00	443,737	517,945
Mexicana de Lubricantes, S.A. de C.V.	Lubricants trader	17,879,561	47.00	178,796	488,321
MGI Enterprises US LLC (Delaware)	Investment in the Tucso-Sásabe pipeline	1,000	100.00	239,779	239,779
Servicios Aéreos Especializados Mexicanos, S.A. de	Render operation and executive services	1	49.00	142,094	158,525
CH4 Energía, S.A. de C.V.	Gas purchase-sale and trading	2,358	50.00	2,358	136,301
Pasco International, Ltd.	Pasco Terminals, Inc. Holder	16,600	100.00	95	93,776
Otros	Others	1	0.00	0	142,138
Estimate of Investments Variation		1	0.00	0	-223,154
TOTAL INVESTMENT IN ASSOCIATES				4,418,826	16,278,514

Real estate services provider

NOTES

THE HOLDING PERCENTAGE AMOUNTS THAT ARE SHOWN IN ZERO, ARE DUE TO THE FACT THAT THE SYSTEM AUTOMATICALLY SHOWS A ZERO WHERE THERE IS NO DATA INCORPORATED.
NO DATA IS SHOWN IN OTHER INVESTMENTS RELATED TO HOLDING PERCENTAGE, SINCE THEY CORRESPOND TO VARIOUS OTHER INVESTMENTS IN SHARES WITH DIFFERENT PARTICIPATION PERCENTAGES.

UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN ONLY FOR VALIDATING PURPOSES, SINCE THE COMPANY DOES NOT OWN SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BANKS																
FOREIGN TRADE																
BANCO NACIONAL DE (1) (7)	NOT	26/06/2003	02/07/2018	5.44							N/A	261,530	261,530	261,530	130,765	261,540
EXPORT DEVELOPMENT (1) (8)	YES	29/12/2011	29/12/2016	1.35							N/A	0	0	2,612,158	0	0
SECURED																
ABN AMRO BANK NV (1) (7)	YES	23/12/2002	31/03/2014	4.50							N/A	116,098	0	0	0	0
APPLE BANK FOR SAV (1) (8)	YES	30/11/2006	15/12/2015	0.34							N/A	384,603	384,603	0	0	0
APPLE BANK FOR SAV (1) (8)	YES	19/12/2007	25/06/2017	0.36							N/A	307,682	307,682	307,682	153,841	0
BANCO BILBAO VIZCA (1) (8)	YES	30/12/2010	30/12/2020	1.05							N/A	178,525	178,525	178,525	178,525	535,575
BANCO SANTANDER SA (1) (8)	YES	28/02/2007	15/06/2014	0.37							N/A	93,404	0	0	0	0
BANK OF AMERICA N. (1) (8)	YES	03/11/2005	26/01/2015	0.41							N/A	615,365	307,682	0	0	0
BANK OF AMERICA N. (1) (8)	YES	30/11/2006	25/06/2015	0.38							N/A	538,444	269,222	0	0	0
BANK OF AMERICA N. (1) (8)	YES	29/12/2011	30/03/2022	0.65							N/A	261,530	261,530	261,530	261,530	1,174,539
BARCLAYS BANK PLC (1) (8)	YES	03/07/2003	20/03/2014	0.43							N/A	31,160	0	0	0	0
BNP PARIBAS (1) (8)	YES	16/05/2003	17/03/2014	0.41							N/A	261,530	0	0	0	0
BNP PARIBAS (1) (8)	YES	07/03/2005	05/06/2014	0.37							N/A	307,682	0	0	0	0
BNP PARIBAS (1) (8)	YES	30/06/2008	20/06/2017	0.52							N/A	615,365	615,365	615,365	307,682	0
BNP PARIBAS (1) (8)	YES	14/08/2008	20/06/2017	0.52							N/A	307,682	307,682	307,682	153,841	0
BNP PARIBAS (1) (8)	YES	14/12/2010	21/12/2020	0.65							N/A	523,060	523,060	523,060	523,060	1,569,180
CITIBANK INTERNATI (1) (8)	YES	22/12/2010	24/06/2019	1.12							N/A	634,124	634,124	634,124	634,124	951,186
CITIBANK NA (1) (8)	YES	15/06/2011	15/06/2014	0.39							N/A	26,922	0	0	0	0
CITIBANK NA (1) (8)	YES	27/06/2011	25/06/2015	0.38							N/A	461,524	230,762	0	0	0
CREDIT AGRICOLE CIB (1) (8)	YES	30/11/2006	25/02/2017	0.43							N/A	43,246	43,246	43,246	21,623	0
EKSPORTFINANS (1) (7)	YES	15/10/2001	30/03/2014	3.93							N/A	31,747	0	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	10/09/2014	0.89							N/A	65,383	0	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	23/06/2015	0.85							N/A	82,729	41,364	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	30/06/2015	0.85							N/A	48,036	24,018	0	0	0
EXPORT DEVELOPMENT (1) (8)	YES	08/11/2010	09/11/2020	0.65							N/A	653,825	653,825	653,825	653,825	1,961,475
EXPORT DEVELOPMENT (1) (8)	YES	18/07/2012	18/07/2017	1.83							N/A	0	0	0	3,920,381	0
EXPORT IMPORT BANK (1) (7)	YES	14/07/2009	20/12/2019	3.81							N/A	1,373,033	1,373,033	1,373,033	1,373,033	2,746,064
EXPORT IMPORT BANK (1) (7)	YES	28/12/2011	30/12/2021	2.45							N/A	392,295	392,295	392,295	196,148	1,765,117
HSBC BANK PLC (1) (7)	YES	02/06/2006	27/04/2015	5.45							N/A	4,202	2,101	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	27/05/2015	5.45							N/A	1,689	845	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	11/06/2015	5.45							N/A	697	348	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	22/07/2015	5.45							N/A	698	698	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2013**

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED
Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/08/2015	5.45							N/A	3,744	3,744	0	0	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/10/2015	5.45							N/A	4,852	4,852	0	0	0
HSBC BANK PLC (1) (7)	YES	08/05/2008	30/03/2017	3.48							N/A	157,948	157,948	157,948	78,974	0
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/06/2017	5.45							N/A	6,465	6,465	6,465	3,232	0
HSBC BANK PLC (1) (8)	YES	19/10/1998	17/04/2014	0.76							N/A	12,520	0	0	0	0
HSBC BANK PLC (1) (8)	YES	14/05/2003	06/10/2014	0.73							N/A	75,623	0	0	0	0
HSBC BANK PLC (1) (8)	YES	20/09/2004	14/02/2014	0.77							N/A	22,195	0	0	0	0
HSBC BANK PLC (1) (8)	YES	24/06/2005	30/05/2014	0.73							N/A	1,296	0	0	0	0
HSBC BANK PLC (1) (8)	YES	19/08/2005	16/09/2014	0.58							N/A	37,087	0	0	0	0
HSBC BANK PLC (1) (8)	YES	23/09/2005	30/05/2014	0.72							N/A	5,567	0	0	0	0
HSBC BANK PLC (1) (8)	YES	14/11/2005	30/06/2017	0.52							N/A	78,041	78,041	78,041	39,020	0
HSBC BANK PLC (1) (8)	YES	04/04/2006	24/11/2014	0.55							N/A	25,390	0	0	0	0
HSBC BANK PLC (1) (8)	YES	05/04/2006	29/12/2014	0.50							N/A	21,925	0	0	0	0
HSBC BANK PLC (1) (8)	YES	07/11/2006	22/07/2015	0.52							N/A	9,548	9,547	0	0	0
HSBC BANK PLC (1) (8)	YES	18/01/2007	30/01/2015	0.52							N/A	13,088	6,543	0	0	0
HSBC BANK PLC (1) (8)	YES	22/01/2007	30/11/2015	0.47							N/A	4,547	4,546	0	0	0
HSBC BANK PLC (1) (8)	YES	02/04/2007	31/07/2015	0.52							N/A	92,757	92,757	0	0	0
HSBC BANK PLC (1) (8)	YES	03/04/2007	30/12/2014	0.47							N/A	53,538	0	0	0	0
HSBC BANK PLC (1) (8)	YES	03/04/2007	04/11/2015	0.48							N/A	25,387	25,387	0	0	0
HSBC BANK PLC (1) (8)	YES	22/12/2008	01/07/2015	1.30							N/A	165,012	165,012	0	0	0
HSBC BANK PLC (1) (8)	YES	15/04/2010	15/04/2020	1.11							N/A	137,967	137,967	137,966	137,966	344,917
HSBC BANK PLC (1) (8)	YES	29/04/2010	31/03/2020	1.07							N/A	175,916	175,916	175,915	175,915	439,790
HSBC BANK PLC (1) (8)	YES	30/06/2010	22/07/2019	0.97							N/A	78,010	78,010	78,010	78,010	156,020
HSBC BANK PLC (1) (8)	YES	23/09/2011	30/06/2021	1.02							N/A	106,973	106,973	106,972	106,973	373,449
ING CAPITAL LLC (1) (8)	YES	30/11/2006	15/06/2016	0.36							N/A	230,762	230,762	115,381	0	0
ING CAPITAL LLC (1) (8)	YES	13/06/2008	20/06/2017	0.50							N/A	153,841	153,841	153,841	76,921	0
JAPAN BANK FOR INT (1) (7)	YES	30/09/2005	30/06/2015	4.97							N/A	63,106	2,326	0	0	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	1.56							N/A	64,777	64,777	64,777	32,389	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	1.86							N/A	2,692	2,692	2,692	1,345	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	1.96							N/A	350,357	350,357	350,357	175,177	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	2.06							N/A	37,419	37,419	37,419	18,709	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	2.16							N/A	156,382	156,382	156,382	78,184	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	2.36							N/A	104,292	104,292	104,292	52,144	0
JAPAN BANK FOR INT (3) (7)	YES	10/03/2004	08/03/2017	2.56							N/A	10,949	10,949	10,949	5,474	0
JP MORGAN CHASE BA (1) (8)	YES	10/09/2008	20/06/2017	0.50							N/A	230,762	230,762	230,762	115,381	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY — TIME INTERVAL						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY — TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
JP MORGAN CHASE BA (1) (8)	YES	28/07/2009	20/12/2019	1.20							N/A	62,573	62,573	62,573	62,573	125,145
JP MORGAN CHASE BA (1) (8)	YES	13/12/2010	21/12/2020	0.65							N/A	261,530	261,530	261,530	261,530	784,590
JP MORGAN CHASE BA (1) (8)	YES	23/12/2011	30/12/2021	0.59							N/A	523,060	523,060	523,060	523,060	2,083,558
JP MORGAN CHASE BA (1) (8)	YES	23/12/2011	30/12/2021	0.75							N/A	130,765	130,765	130,765	130,765	520,715
JP MORGAN CHASE BA (1) (8)	YES	26/08/2009	20/12/2019	1.20							N/A	217,020	217,020	217,020	217,020	434,039
JP MORGAN CHASE BA (1) (8)	YES	28/09/2009	20/12/2019	1.20							N/A	112,703	112,703	112,703	112,703	225,406
MIZUHO CORPORATE B (1) (8)	YES	14/12/2006	14/12/2018	0.77							N/A	980,738	980,738	980,738	980,738	980,738
MIZUHO CORPORATE B (1) (8)	YES	25/03/2010	24/03/2020	2.08							N/A	923,070	923,070	923,070	923,070	2,307,479
NACIONAL FINANCIER (3) (7)	NOT	07/11/1990	20/11/2015	0.00							N/A	401,271	401,271	0	0	0
NATIXIS (2) (7)	YES	22/02/1984	30/06/2014	2.00							N/A	454	0	0	0	0
NATIXIS (2) (7)	YES	22/02/1984	30/06/2016	2.00							N/A	46	46	23	0	0
SOCIETE GENERALE (1) (8)	YES	14/12/2010	21/12/2020	0.65							N/A	261,530	261,530	261,530	261,530	784,590
SOCIETE GENERALE (1) (7)	YES	03/02/2006	13/02/2017	4.77							N/A	323,660	323,660	323,660	161,830	0
SOCIETE GENERALE (1) (8)	YES	03/02/2006	13/02/2017	0.52							N/A	180,139	180,139	180,139	90,069	0
SOCIETE GENERALE (1) (8)	YES	30/11/2005	13/02/2017	0.84							N/A	94,105	94,105	94,105	47,053	0
SOCIETE GENERALE (1) (8)	YES	13/12/2010	21/12/2020	0.64							N/A	261,530	261,530	261,530	261,530	784,590
SOCIETE GENERALE (1) (8)	YES	12/01/2010	13/02/2017	0.49							N/A	4,967	4,967	4,967	2,483	0
SOCIETE GENERALE (1) (8)	YES	13/01/2010	13/02/2017	0.49							N/A	40,853	40,853	40,853	20,427	0
STANDARD CHARTERED (1) (8)	YES	06/07/2004	25/01/2014	0.44							N/A	153,841	0	0	0	0
STANDARD CHARTERED (1) (8)	YES	06/10/2005	20/01/2015	0.37							N/A	461,524	230,762	0	0	0
STANDARD CHARTERED (1) (8)	YES	30/11/2006	25/09/2015	0.40							N/A	461,524	461,524	0	0	0
THE BANK OF TOKYO- (1) (8)	YES	10/12/2004	10/12/2014	0.69							N/A	915,355	0	0	0	0
THE EXPORT-IMPORT (1) (7)	YES	07/12/2005	13/02/2017	4.77							N/A	110,798	110,798	110,798	55,399	0
INT DEV NO PAG	NOT		31/12/2014	0.00							N/A	168,000	0	0	0	0
COMMERCIAL BANKS																
HSBC MEXICO SA INS (6) (11)	NOT	29/12/2011	29/12/2016	4.34	N/A	1,166,667	1,166,667	1,147,633	0	0						
NACIONAL FINANCIER (6) (11)	NOT	17/08/2009	17/07/2014	6.19	N/A	1,000,000	0	0	0	0						
NACIONAL FINANCIER (6) (7)	NOT	21/12/2012	21/12/2022	6.55	N/A	0	0	0	0	1,998,775						
BANCO BILBAO VIZCA (3) (8)	YES	28/05/2008	02/06/2014	0.85							N/A	2,608,275	0	0	0	0
BBVA BANCOMER SA (1) (8)	NOT	10/12/2010	15/01/2016	1.16							N/A	0	0	26,153,000	0	0
CREDIT AGRICOLE CIB (1) (8)	YES	27/12/2013	27/01/2014	0.97							N/A	1,765,328	0	0	0	0
BANAMEX (1) (7)	NOT	11/05/2011	11/05/2021	5.28							N/A	45,576	48,043	50,642	53,381	205,140
BANAMEX (1) (7)	NOT	12/03/2012	27/01/2022	3.80							N/A	45,000	46,787	48,417	50,457	227,409
BANAMEX (1) (7)	NOT	28/02/2013	07/02/2023	3.80							N/A	38,891	40,300	41,926	43,606	254,059
BANAMEX (1) (7)	NOT	28/02/2013	07/02/2023	3.80							N/A	38,891	40,300	41,926	43,606	254,059

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY — TIME INTERVAL						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY — TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BBVA BANCOMER (1) (7)	NOT	14/02/2012	28/12/2021	3.50							N/A	40,078	42,075	43,631	45,232	193,493
BBVA BANCOMER (1) (7)	NOT	14/02/2012	20/12/2021	3.50							N/A	44,850	47,119	48,698	50,553	216,616
BBVA BANCOMER (1) (7)	NOT	14/02/2012	28/12/2021	3.50							N/A	44,827	47,058	48,798	50,589	216,415
BBVA BANCOMER (1) (7)	NOT	14/02/2012	30/12/2021	3.50							N/A	40,059	42,147	43,641	45,262	193,510
BBVA BANCOMER (1) (7)	NOT	26/04/2013	30/12/2021	3.50							N/A	38,416	40,600	42,030	43,580	245,851
BBVA BANCOMER (1) (7)	NOT	07/06/2013	24/04/2023	3.50							N/A	38,465	40,504	42,037	43,575	254,342
HSBC (2) (8)	YES	07/09/2011	25/08/2014	5.37							N/A	2,160,302	0	0	0	0
CREDIT AGRICOLE CIB (2) (8)	YES	07/09/2011	25/08/2014	5.37							N/A	1,824,266	0	0	0	0
NATIXIS (2) (8)	YES	07/09/2011	25/08/2014	5.37							N/A	816,112	0	0	0	0
CREDIT AGRICOLE CIB (1) (7)	YES	31/12/2013	07/01/2014	1.33							N/A	7,192,075	0	0	0	0
DEUTSCHE BANK MX (1) (7)	NOT	28/11/2013	28/11/2023	4.45							N/A	0	336,377	173,010	180,868	1,251,308
OTHER																
INT DEV NO PAG	NOT		31/12/2014	0.00	N/A	9,117	0	0	0	0						
INT DEV NO PAG	NOT		31/12/2014	0.00							N/A	17,640	0	0	0	0
BERGESEN WORLDWIDE (1) (7)	YES	23/07/2007	23/08/2022	8.00							N/A	357,933	330,400	330,400	330,400	1,541,863
COPFS (1) (8)	YES	01/02/2005	31/12/2016	1.50							N/A	8,053,725	2,772,402	550,335	10,763	0
BLUE MARINE SHIPPING (1) (7)	YES	13/08/2008	13/08/2018	8.00							N/A	91,166	98,643	106,732	115,485	92,787
BLUE MARINE SHIPPING (1) (7)	YES	02/09/2008	13/08/2018	7.96							N/A	79,500	86,019	93,074	100,706	80,913
F TAPIAS MEXICO, SA (1) (7)	YES	23/10/2008	11/10/2018	7.96							N/A	90,161	97,593	105,638	114,346	123,772
F TAPIAS MEXICO, SA (1) (7)	YES	14/11/2008	02/11/2018	8.00							N/A	90,161	97,593	105,638	114,346	123,772
TOTAL BANKS					0	2,175,784	1,166,667	1,147,633	0	1,998,775	0	43,957,298	19,048,411	42,690,861	15,232,727	26,785,011

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

CONSOLIDATED

(THOUSAND PESOS)

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
BANCO INVEX SA Ins (6) (11)	NOT	17/05/2010	12/05/2014	4.23	N/A	8,500,000	0	0	0	0						
BANCO INVEX SA Ins (6) (11)	NOT	08/02/2010	03/02/2015	4.49	N/A	0	7,951,701	0	0	0						
BANCO INVEX SA Ins (6) (11)	NOT	15/03/2011	08/03/2016	3.99	N/A	0	0	9,946,486	0	0						
BANCO INVEX SA Ins (6) (11)	NOT	03/10/2011	10/04/2017	4.03	N/A	0	0	0	6,961,217	0						
BANCO INVEX SA Ins (6) (11)	NOT	29/11/2012	23/11/2017	4.35	N/A	0	0	0	16,481,209	0						
BANCO INVEX SA Ins (6) (11)	NOT	19/09/2013	28/02/2019	3.84	N/A	0	0	0	0	4,993,295						
BANCO INVEX SA Ins (6) (11)	NOT	09/12/2013	28/02/2019	3.84	N/A	0	0	0	0	1,094,996						
BANCO INVEX SA Ins (6) (7)	NOT	08/02/2010	27/01/2020	9.10	N/A	0	0	0	0	10,096,750						
BANCO INVEX SA Ins (6) (7)	NOT	07/12/2011	24/11/2021	7.65	N/A	0	0	0	0	20,655,171						
BANCO INVEX SA Ins (6) (7)	NOT	26/09/2013	12/09/2024	7.19	N/A	0	0	0	0	18,479,523						
BANCO INVEX SA Ins (7) (7)	NOT	08/02/2010	27/01/2020	4.20	N/A	0	0	0	0	4,056,129						
BANCO INVEX SA Ins (7) (7)	NOT	03/10/2011	20/09/2021	3.55	N/A	0	0	0	0	3,298,715						
BANCO INVEX SA Ins (7) (7)	NOT	29/11/2012	11/05/2028	3.02	N/A	0	0	0	0	3,641,335						
SCOTIA INVERLAT CA (6) (11)	NOT	16/06/2006	05/06/2014	3.71	N/A	10,000,000	0	0	0	0						
SCOTIA INVERLAT CA (6) (7)	NOT	29/07/2005	16/07/2015	9.91	N/A	0	9,500,000	0	0	0						
SCOTIA INVERLAT CA (6) (7)	NOT	03/04/2009	28/03/2016	9.15	N/A	0	0	7,498,990	0	0						
SCOTIA INVERLAT CA (7) (13)	NOT	23/12/2004	05/12/2019	0.00	N/A	0	0	0	0	15,750,231						
INT DEV NO PAG	NOT		31/12/2014	0.00	N/A	1,554,384	0	0	0	0						
CREDIT SUISSE (4) (7)	YES	09/10/2009	13/10/2014	3.50							N/A	7,352,900	0	0	0	0
CREDIT SUISSE (4) (7)	YES	10/04/2012	10/04/2019	2.50							N/A	0	0	0	0	4,403,283
DEUTSCHE BANK AG (1) (7)	YES	12/12/2002	15/12/2014	7.38							N/A	4,774,688	0	0	0	0
DEUTSCHE BANK AG (1) (7)	YES	08/06/2005	15/12/2015	5.75							N/A	0	3,071,866	0	0	0
DEUTSCHE BANK AG (1) (7)	YES	22/10/2007	01/03/2018	5.75							N/A	0	0	0	0	32,543,067
DEUTSCHE BANK AG (1) (7)	YES	14/11/2001	01/02/2022	8.63							N/A	0	0	0	0	2,095,444
DEUTSCHE BANK AG (1) (7)	YES	08/06/2005	15/06/2035	6.63							N/A	0	0	0	0	22,883,875
DEUTSCHE BANK AG (1) (7)	YES	04/06/2008	15/06/2038	6.63							N/A	0	0	0	0	6,495,098
DEUTSCHE BANK AG (2) (7)	YES	07/10/2009	09/01/2017	5.50							N/A	0	0	0	17,914,301	0
DEUTSCHE BANK AG (2) (7)	YES	17/08/2009	06/11/2017	5.78							N/A	0	0	0	3,597,508	0
DEUTSCHE BANK AG (2) (7)	YES	22/02/2005	24/02/2025	5.50							N/A	0	0	0	0	18,019,400
DEUTSCHE BANK AG (2) (7)	YES	27/11/2013	27/11/2020	3.13							N/A	0	0	0	0	23,225,703
DEUTSCHE BANK AG (3) (7)	YES	05/12/2002	05/12/2023	3.50							N/A	0	0	0	0	3,735,000
DEUTSCHE BANK AG (5) (7)	YES	02/06/2009	02/06/2022	8.25							N/A	0	0	0	0	7,528,128

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2013**

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY — TIME INTERVAL						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY — TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
DEUTSCHE BANK AG (8) (7)	YES	26/04/2012	26/04/2017	6.13							N/A	0	0	0	1,747,544	0
DEUTSCHE BANK TRUS (1) (7)	YES	18/09/2009	15/03/2015	4.88							N/A	0	19,555,040	0	0	0
DEUTSCHE BANK TRUS (1) (7)	YES	01/04/1998	30/03/2018	9.25							N/A	0	0	0	0	1,527,911
DEUTSCHE BANK TRUS (1) (7)	YES	18/07/2013	18/07/2018	3.50							N/A	0	0	0	0	13,000,977
DEUTSCHE BANK TRUS (1) (7)	YES	03/02/2009	03/05/2019	8.00							N/A	0	0	0	0	25,834,950
DEUTSCHE BANK TRUS (1) (7)	YES	05/02/2010	05/03/2020	6.00							N/A	0	0	0	0	12,943,133
DEUTSCHE BANK TRUS (1) (7)	YES	21/07/2010	21/01/2021	5.50							N/A	0	0	0	0	39,415,649
DEUTSCHE BANK TRUS (1) (7)	YES	24/01/2012	24/01/2022	4.88							N/A	0	0	0	0	27,174,983
DEUTSCHE BANK TRUS (1) (7)	YES	30/01/2013	30/01/2023	3.50							N/A	0	0	0	0	27,335,927
DEUTSCHE BANK TRUS (1) (7)	YES	01/03/1993	01/12/2023	8.63							N/A	0	0	0	0	1,713,061
DEUTSCHE BANK TRUS (1) (7)	YES	18/07/2013	18/01/2024	4.88							N/A	0	0	0	0	12,984,794
DEUTSCHE BANK TRUS (1) (7)	YES	30/12/2004	15/09/2027	9.50							N/A	0	0	0	0	2,952,567
DEUTSCHE BANK TRUS (1) (7)	YES	18/09/1997	16/09/2027	9.50							N/A	0	0	0	0	1,336,785
DEUTSCHE BANK TRUS (1) (7)	YES	30/08/2010	15/06/2035	6.63							N/A	0	0	0	0	13,970,704
DEUTSCHE BANK TRUS (1) (7)	YES	02/06/2011	02/06/2041	6.50							N/A	0	0	0	0	39,342,497
DEUTSCHE BANK TRUS (1) (7)	YES	26/06/2012	27/06/2044	5.50							N/A	0	0	0	0	37,123,981
DEUTSCHE BANK TRUS (1) (7)	YES	28/09/2010	28/12/2045	6.63							N/A	0	0	0	0	13,057,421
DEUTSCHE BANK TRUS (1) (8)	YES	18/07/2013	18/07/2018	2.26							N/A	0	0	0	0	6,529,017
THE B NY MELLON (2) (7)	YES	05/08/2004	05/08/2016	6.38							N/A	0	0	15,316,490	0	0
PEMEX FINANCE (1) (7)	YES	15/02/1999	15/11/2018	9.88							N/A	653,825	1,471,106	1,471,106	1,307,650	817,282
PEMEX FINANCE (1) (8)	YES	15/02/1999	07/04/2014	3.81							N/A	697,413	0	0	0	0
INT DEV NO PAG	NOT		31/12/2014	0.00							N/A	7,947,970	0	0	0	0
SECURED																
SUMITOMO MITSUI BA (3) (8)	YES	19/09/2008	29/09/2020	0.97							N/A	0	0	0	0	7,968,000
CREDIT AGRICOLE CIB (1) (7)	YES	26/07/2012	20/12/2022	1.70							N/A	523,060	523,060	523,060	523,060	2,600,081
CREDIT AGRICOLE CIB (1) (7)	YES	06/07/2012	20/12/2022	1.95							N/A	523,060	523,060	523,060	523,060	2,598,811
CREDIT AGRICOLE CIB (1) (7)	YES	06/07/2012	20/12/2022	2.00							N/A	523,060	523,060	523,060	523,060	2,600,019
WELLS FARGO NA (1) (7)	YES	19/09/2013	15/02/2024	2.29							N/A	228,839	457,678	457,678	457,678	2,963,922
WELLS FARGO NA (1) (7)	YES	19/09/2013	15/02/2024	2.83							N/A	261,530	523,060	523,060	523,060	3,386,305
WELLS FARGO NA (1) (8)	YES	30/09/2013	15/02/2024	2.38							N/A	735,553	980,737	980,737	980,737	6,106,170
INT DEV NO PAG	NOT		31/12/2014	0.00							N/A	95,051	0	0	0	0
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2013**

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
TOTAL STOCK MARKET LISTED IN STOCK EXCHANGE AND PRIVATE PLACEMENT					0	20,054,384	17,451,701	17,445,478	23,442,426	82,066,145	0	24,316,949	27,626,667	20,318,251	28,097,858	426,213,945

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

BREAKDOWN OF CREDITS

(THOUSAND PESOS)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	DATE OF AGREEMENT	EXPIRATION DATE		MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY — TIME INTERVAL						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY — TIME INTERVAL					
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST																
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST					0	0	0	0	0	0	0	0	0	0	0	0
SUPPLIERS																
Otros Proveedores	NOT				N/A	102,324,356										
TOTAL SUPPLIERS					0	102,324,356					0	0				
OTHER CURRENT AND NON-CURRENT LIABILITIES																
Otros Pasivos Circulantes	NOT				N/A	20,484,057	0	0	0	0						
Otros Pasivos no Circulantes	NOT				N/A	0	0	1,195,822,993	0	0						
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES					0	20,484,057	0	1,195,822,993	0	0	0	0	0	0	0	0
GENERAL TOTAL					0	145,038,581	18,618,368	1,214,416,102	23,442,426	84,064,920	0	68,274,247	46,677,078	63,009,112	43,330,385	452,998,956

NOTES

CURRENCIES		ACCOUNTING EXCHANGE RATE
(1) DOLLARS	DLL	13.07650
(2) EUROS	EUR	18.01940
(3) JAPANESE YEN	JPY	0.12450
(4) SWISS FRANCS	CHF	14.70580
(5) STERLING POUND	GBP	21.65600
(6) PESOS	MXP	1.00000
(7) UDIS	UDI	5.05873
(8) AUSTRALIAN DOLLAR	AUD	11.69820

TYPE OF RATE

(7) FIXED RATE
(8) LIBOR RATE
(9) FLOATING RATE
(10) DISCOUNT RATE

NOTES

TYPE OF RATE
(11) TIIE RATE
(12) CETES
(13) FIXED RATE (ZERO COUPON)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **04** YEAR: **2013**

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(THOUSAND PESOS)

Final Printing

FOREIGN CURRENCY POSITION (THOUSANDS OF PESOS)	DOLLARS		OTHER CURRENCIES		THOUSAND PESOS TOTAL
	THOUSANDS OF DOLLARS	THOUSAND PESOS	THOUSANDS OF DOLLARS	THOUSAND PESOS	
MONETARY ASSETS	10,894,076	142,456,389	1,130,100	14,777,754	157,234,143
CURRENT	10,885,035	142,338,158	1,130,021	14,776,726	157,114,884
NON CURRENT	9,041	118,231	79	1,028	119,259
LIABILITIES POSITION	49,982,420	653,595,124	10,646,442	139,218,188	792,813,312
CURRENT	11,274,074	147,425,433	2,670,513	34,920,958	182,346,391
NON CURRENT	38,708,346	506,169,691	7,975,929	104,297,230	610,466,921
NET BALANCE	-39,088,344	-511,138,735	-9,516,342	-124,440,434	-635,579,169

NOTES

FOREIGN CURRENCIES		EXCHANGE RATES
AMERICAN DOLLARS	USD	13.07650
AUSTRALIAN DOLLAR		11.6982
JAPANESE YENS	JPY	0.1245
STERLING POUNDS	GBP	21.656
EUROS	EUR	18.0194
SWISS FRANC		14.70580
CANADIAN DOLLAR		12.30760

FINANCIAL LIMITATIONS IN CONTRACT, ISSUED DEED AND / OR TITLE

NON-APPLICABLE SINCE THERE ARE NO FINANCIAL LIMITATIONS DERIVED FROM THE ISSUANCES OF "CERTIFICADOS BURSÁTILES" UNDER THE CORRESPONDING PROGRAM.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

DISTRIBUTION OF REVENUE BY PRODUCT

CONSOLIDATED

TOTAL INCOME
(THOUSAND PESOS)

Final Printing

MAIN PRODUCTS OR PRODUCT LINE	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
NATIONAL INCOME					
PETROLEUM PRODUCTS:	0	0	0		
FUEL OIL	189	72,884,972	100.00		CFE
DIESEL	392	211,722,861	100.00	PEMEX DIESEL	DISTRIBUIDORES
L.P. GAS	283	71,147,562	0.00		DISTRIBUIDORES
MAGNA SIN GASOLINE	668	340,697,451	100.00	PEMEX MAGNA	DISTRIBUIDORES
PREMIUM GASOLINE	119	63,712,684	100.00	PEMEX PREMIUM	DISTRIBUIDORES
JET FUEL	62	35,396,135	100.00		ASA
OTHER REFINED PRODUCTS	72	13,371,359	100.00		DISTRIBUIDORES
REDUCTION DUE TO DEPLETION	0	-3,467,332	0		
PETROCHEMICAL PRODUCTS:	0	0	0		
METHANE DERIVATIVES (A)	1,232	6,059,882	83.00		
ETHANE DERIVATIVES (B)	1,088	15,614,509	37.00		
AROMATICS AND DERIVATIVES (C)	197	3,641,430	32.00		
PROPYLENES AND DERIVATIVES (D)	64	5,164,232	15.00		
OTHER PETROCHEMICALS (E)	1,357	3,465,770	0.00		
DRY GAS	3,463	70,776,070	0.00		(F)
SERVICES INCOME	0	10,339,357	0		
EXPORT INCOME					
CRUDE OIL (TBD)	1,189	548,411,085	0	(G)	(H)
REFINED PRODUCTS (TBD)	178	71,157,661	0		(I)
PETROCHEMICAL PRODUCTS (TT)	605	1,587,983	0		(I)
INCOME OF SUBSIDIARIES ABROAD					
OTC MARGINAL EFFECT	0	66,518,700	0		
TOTAL	**11,158**	**1,608,202,371**			

NOTES

TBD - THOUSAND BARRELS PER DAY
TT - THOUSAND TONS

NOTE: TO CALCULATE PARTICIPATING % IN THE PETROCHEMICAL PRODUCTS MARKET, THE PERIOD JANUARY - DECEMBER 2013 WAS CONSIDERED.
(A) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF AMMONIA AND METHANOL TO THE DOMESTIC MARKET.
(B) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ETHYLENE, GLYCOLS, HDPE, LDPE, LDPL, ETHYLENE OXIDE AND VINYL CHLORIDE TO THE DOMESTIC MARKET.
(C) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF BENZENE, STYRENE, TOLUENE, XYLENES, PARAXYLENE AND ORTHOXYLENE TO THE DOMESTIC MARKET (PARAXYLENE AND ORTHOXYLENE PLANTS ARE NOT IN OPERATION FOR AN INDEFINITE PERIOD OF TIME).

DISTRIBUTION OF REVENUE BY PRODUCT

CONSOLIDATED

TOTAL INCOME

(THOUSAND PESOS)

Final Printing

(D) CONSIDERS CONTRIBUTION OF PEMEX-PETROCHEMICALS OF ACRYLONITRILE TO THE DOMESTIC MARKET.
(E) SINCE A GROUP OF PRODUCTS IS CONSIDERED HERE, PARTICIPATING PERCENTAGE IN THE MARKET IS NOT CALCULATED.
(F) CFE, IPP'S DISTRIBUIDORES, INDUSTRIALS (ISPAT).
(G) PERCENTAGE OF CRUDE OIL EXPORTS BY REGION (JANUARY-DECEMBER 2013): 72.8% OF TOTAL CRUDE OIL EXPORTS WAS MADE TO THE UNITED STATES, WHEREAS 15.03% WAS DISTRIBUTED TO EUROPE, 3.10% TO THE REST OF THE AMERICAN CONTINENT AND 9.79% TO THE FAR EAST.
(H) IT IS ESTIMATED THAT PEMEX'S PARTICIPATION IN THE INTERNATIONAL CRUDE OIL MARKET DURING THE PERIOD FROM JANUARY-DECEMBER OF 2013 WAS 3.2%.
(I) PEMEX'S PARTICIPATION IN THESE PRODUCTS IS MARGINAL.
VOLUMES ARE GIVEN IN THOUSAND OF BARRELS PER DAY, EXCEPT IN THE CASE OF PETROCHEMICAL PRODUCTS, WHICH ARE EXPRESSED IN THOUSANDS OF TONS AND DRY GAS, WHICH IS EXPRESSED IN MILLIONS OF CUBIC FEET PER DAY.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **04** YEAR: **2013**

PETROLEOS MEXICANOS

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

CHARACTERISTICS OF THE SHARES

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0	0	0	0	0	0	0	0
TOTAL			0	0	0	0	0	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITALSTOCK ON THE DATE OF SENDING THE INFORMATION 0

NOTES

PEMEX HAS CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT AND NOT CAPITAL STOCK REPRESENTED BY SHARES.

Risk Management

Risk Management and Financial Instruments

PEMEX faces market risk caused by the volatility of hydrocarbon prices, exchange rates and interest rates. In order to monitor and manage this risk, PEMEX has developed general provisions relating to market risk management, which are comprised of policies and guidelines that promote an integrated scheme for market risk management, regulate the use of Derivative Financial Instruments (DFIs), guide the development of hedging strategies and provide strategies for the formulation of risk limits.

In addition to the policies and guidelines, the risk management regulatory framework in PEMEX is managed by the Financial Risk Committee. This regulatory framework establishes that DFIs should generally be used only for the purpose of mitigating financial risk. The use of DFIs for any other purpose must be approved in accordance with PEMEX's internal procedures.

PEMEX reduces the impact of market risk on its financial results by promoting a balance between expected incoming cash flows from operations and outgoing cash flows relating to its liabilities.

Finally, the PMI Group has implemented a regulatory framework for risk management, which consists of policies, guidelines and procedures to manage the market risk associated with its commodity trading activities, in accordance with industry best practices, such as the use of derivatives for financial risk mitigation purposes exclusively, generation of a daily portfolio risk report, value at risk (VaR) daily computation, regular stress testing of major exposures, limits on VaR, both at a global and business unit level and the implementation of stop loss mechanisms. In addition, the PMI Group also has its own risk management subcommittee which supervises the trading of DFIs.

Hydrocarbon Prices Risk

PEMEX periodically evaluates its exposure to international hydrocarbon prices and uses DFIs as a mechanism to mitigate identified potential sources of risk. PEMEX did not hedge the price risk associated with any of its crude oil production for the period from 2007 to the fourth quarter of 2013.

In addition to supplying natural gas, Pemex-Gas and Basic Petrochemicals offers DFIs to its domestic customers to help them mitigate the risk associated with natural gas prices. Through its subsidiary, MGI Supply Ltd., Pemex-Gas and Basic Petrochemicals enters into DFIs with the opposite position to those DFIs offered to its customers, in order to cancel out the market risk it bears under such offered DFIs. MGI Supply Ltd. enters into these opposite position DFIs with international counterparties, in order to transfer the related price risk to such parties. This mechanism allows Pemex-Gas and Basic Petrochemicals to maintain its natural risk profile, after giving effect to all DFIs.

Pemex-Gas and Basic Petrochemicals' domestic sales of Liquefied Petroleum Gas (LPG) have been subject to a price control mechanism imposed by the Mexican Government. This mechanism fixes the sell price of LPG throughout Mexico. This generates a risk exposure in the geographic areas where PEMEX sells imported LPG. Pemex-Gas and Basic Petrochemicals may mitigate the market risk generated by this exposure by executing a hedging strategy consisting of propane swaps, since propane is the primary component of LPG. However, from July to December 2012, Pemex-Gas and Basic Petrochemicals mitigated the market risk of 50% of the volume of LPG sold domestically through propane swaps, although in 2013 these hedges were not carried out.

PMI Trading periodically enters into DFIs to mitigate risk generated in the purchase and sale of refined products and natural gas liquids, thereby reducing the potential volatility of its income. PMI Trading policies establish an upper limit for each portfolio's capital at risk, which is compared on a daily basis against the portfolio's value-at-risk, in order to carry out risk mitigation mechanisms if necessary.

Exchange Rate Risk

A significant amount of PEMEX's revenues is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. PEMEX's revenues from domestic sales of gasoline and diesel net of the IEPS tax, petrochemicals and natural gas and its byproducts are related to international U.S. dollar-denominated prices, except for domestic sales of LPG, which are priced in pesos.

Moreover, the hydrocarbon duties, most capital expenditures and investments and the cost of petroleum products and natural gas that PEMEX imports for resale in Mexico or uses in its facilities are denominated in U.S. dollars. By contrast, most of PEMEX's operating expenses and a significant amount of capital expenditures and investments are payable in pesos and are not linked to the U.S. dollar.

As a result of this cash flow structure, the depreciation of the peso against the U.S. dollar increases PEMEX's income in peso terms. The appreciation of the peso relative to the U.S. dollar has the opposite effect. PEMEX perceives this risk as manageable, without the need for hedging instruments, because most of its investments and debt issuances are carried out in or converted into U.S. dollars and therefore, the impact of the fluctuation in the exchange rate between the U.S. dollar and the peso on its revenues is offset in whole or in part by its impact on its obligations.

Most of PEMEX's debt is denominated in U.S. dollars or pesos. Although PEMEX attempts to issue debt either in U.S. dollars or pesos, this is not always achievable. As a consequence of the cash flow structure described above, fluctuations in non-U.S. dollar currencies (other than pesos) may increase PEMEX's funding costs or expose it to foreign exchange risk. Since 1991, for non-U.S. dollar or peso issuances, PEMEX has, as a strategy, swapped this debt into U.S. dollars, except for debt denominated in UDIs, which it swaps into pesos. As a result of this strategy, PEMEX holds a debt portfolio with negligible sensitivity to currencies other than pesos and U.S. dollars.

The currencies underlying these DFIs are the UDI against Mexican peso, and the euro, Japanese yen, pound sterling, Swiss franc, and Australian dollar which are swapped against the U.S. dollar.

The PMI Group also enters into DFIs to mitigate the risk associated with the volatility of currencies in connection to its financing operations.

Interest Rate Risk

PEMEX is exposed to fluctuations in interest rates on short- and long-term floating rate instruments. PEMEX is predominantly exposed to U.S. dollar LIBOR interest rates and to the Mexican Interbank Interest Rate (TIIE). Through its issuances, PEMEX has sought to achieve a desired mix of fixed and floating rate instruments in its debt portfolio.

On occasion, to follow the strategy of offsetting expected inflows and outflows, PEMEX has entered into interest rate swaps. Under its interest rate swap agreements, PEMEX is obligated to make payments based on a fixed interest rate and is entitled to receive payments based on LIBOR, TIIE or a rate referenced to or calculated from TIIE.

The PMI Group also enters into DFIs to mitigate the risk associated with the volatility of interest rates in connection to its financing operations.

Counterparty and Credit Risk

When the fair value of DFIs is favorable to PEMEX, it faces the risk that counterparties will not be able to meet their obligations. To reduce this risk, PEMEX monitors the creditworthiness of its counterparties and the credit risk exposure of its DFIs. Additionally, PEMEX enters into DFIs mostly with major financial institutions and hydrocarbon intermediaries with appropriate credit ratings. These ratings are issued and revised periodically by risk rating agencies; additionally, PEMEX maintains a diversified portfolio of counterparties.

Moreover, PEMEX has entered into various long-term cross-currency swaps agreements with "recouponing" provisions (pursuant to which the payments on the swaps are repriced when the credit exposure of one party to the other exceeds the relevant threshold specified in the swap), thereby limiting the exposure with its counterparties to a specific threshold amount. The specified thresholds were reached in seven cross-currency swaps in 2012 and four swaps so far in 2013. These swaps are used to hedge exposure to the euro and pound. This resulted in the cash settlement of such swaps and the resetting of swap terms to return their mark-to-market value to zero.

According to IFRS 13, the fair value or mark-to-market of DFIs must reflect the creditworthiness of the parties, such that the value of a DFI reflects the risk that either party will default on its obligation. Accordingly, and in accordance with the best practices of the market, PEMEX applied the credit value adjustment (CVA) method in determining the fair value of DFIs.

As described in the previous section Hydrocarbon Prices Risk, Pemex-Gas and Basic Petrochemicals faces credit risk in connection to the DFIs it offers to its domestic customers to assist them in mitigating the risk associated with the volatility of natural gas prices. Pemex-Gas and Basic Petrochemicals significantly reduced its credit risk as a result of the changes made during 2009 to PEMEX's guidelines regarding credit risk management.

In order to qualify for these DFIs, Pemex-Gas and Basic Petrochemicals customers must be party to a current natural gas supply contract and sign a master hedging agreement, which is ancillary to such supply contract. Since October 2, 2009, DFIs with these customers must be secured initially by cash deposits, letters of credit or other collateral, as required. In the event of nonpayment, DFIs related to the default are liquidated, rights to collateral are exercised and, if the collateral is not sufficient to cover the fair value in favor of PEMEX, natural gas supply is suspended until the payment is made. Pemex-Gas and Basic Petrochemicals has a number of outstanding DFIs contracted before October 2, 2009 in which customers are not required to post collateral; however there is possible to extend it until March 2014. The Board of Directors of Pemex-Gas and Basic Petrochemicals approve the requirements for credit support for DFIs entered into by Pemex-Gas and Basic Petrochemicals with its customers.

PMI TRD's credit risk associated with DFI execution is mitigated through the use of futures and standardized instruments which are cleared through CME-Clearport.

PMI HBV's credit risk associated to DFI's is related to financing obtained with the same DFI's counterparties. PMI HBV's debt balance is higher than the DFI's mark to market.

Instruments Entered Into For Trading Purposes

PEMEX retains a synthetic long position on 67,969,767 shares of Repsol, with the objective of maintaining corporate rights over these shares. This is accomplished by using three total return swaps under which PEMEX pays variable amounts and receives total return on the Repsol shares. Under these DFIs, PEMEX is entitled to any capital gains associated with the Repsol shares and agrees to cover its counterparties for any capital losses relating to those shares in reference to an exercise price, as well as to make payments at a floating interest rate.

Between July and September 2011, PEMEX acquired 57,204,240 shares of Repsol through its affiliate PMI H.B.V. In order to protect that investment, PMI H.B.V entered into a structured product consisting of long put, short call and long call options maturing in 2012, 2013 and 2014. The exchange rate exposure associated with its financing of the shares was hedged with euro-dollar exchange rate forwards maturing in 2012, 2013 and 2014. In August and September 2012 and 2013, DFI related to 38,136,160 shares of Repsol expired. Notwithstanding their execution for hedging purposes, these DFIs were not recorded as hedges for accounting purposes.

Derivative Financial Instruments Valuation

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. Fair Value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models used commonly in the international financial markets, based on inputs obtained from major market information systems and price providers.

PEMEX's DFI portfolio is composed primarily of swaps whose prices can be estimated by discounting flows using appropriate factors, and contains no exotic instruments that require numerical methods for their valuation.

The options contained in PEMEX's DFI portfolio are European-style, consisting of plain or digital calls or puts, and are valued internally based on the traditional Black-Scholes model or certain specialized variations thereof.

The inputs used in valuing PEMEX's DFIs portfolio come from widely recognized price providers and do not require special adjustments or conversions.

Accounting

As of January 1, 2012, PEMEX adopted the provisions of International Accounting Standards 32 and 39 and International Financial Reporting Standards 7, 9 and 13 as issued by the International Accounting Standards Board, which details the criteria for the recognition, valuation, registration, disclosure, presentation and, where appropriate, bifurcation from the host contract, that are applicable to DFIs for trading and hedging purposes and to embedded derivatives.

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, assets or liabilities recorded within its balance sheet. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of the accounting standards for being designated as hedges, under one of the accounting treatments allowed. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value affect the Financing Cost (FC).

As of December 31, 2013 and 2012, the net fair value of PEMEX's outstanding DFIs was $457,158 and $2,173,692, respectively. As of December 31, 2013 and 2012, PEMEX did not have any DFIs designated as hedges.

For the periods ended December 31, 2013 and 2012, PEMEX recognized a net gain (loss) of $1,310,973 and ($6,257,648), respectively, in FC with respect to DFIs treated as instruments entered into for trading purposes.

PEMEX, according to its accounting policy, analyzed the clauses of different contracts to identify possible embedded derivatives. PEMEX has determined that these agreements do not meet the criteria to generate an embedded derivative, therefor, for the periods ended December 31, 2013 and 2012, PEMEX has not recognized any effects in its statement of operations, due to embedded derivatives (foreign currency or index).

TABLE 1
Interest Rate and Currency Derivatives
(In thousands of pesos, except as noted, as of December 31, 2013)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying Value		Fair Value		Notional amounts by expected maturity year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2014	2015	2016	2017	2018	Thereafter	
Interest Rate Swaps	Hedging	9,807,375	LIBOR USD 3M = 0.24610%	N/A	100,454	N/A	735,553	980,738	980,738	980,738	980,738	5,148,872	0
Currency Swaps	Hedging	127,732,534	MXN = 13.0765 1/EUR = 1.378 1/GBP = 1.6561 JPY = 105.0321 UDI = 5.0587 CHF = 0.8892 AUD = 1.1178 Exchange rates against US dollar.	MXN = 13.0119 1/EUR = 1.3482 1/GBP = 1.602 JPY = 98.9272 UDI = 4.9688 CHF = 0.9109 AUD = 0.9348 Exchange rates against US dollar.	(2,228,761)	(1,210,015)	9,949,319	1,076,589	674,237	24,834,168	0	91,198,221	0
Currency Swaps with credit linked options	Hedging	16,605,214	1/EUR = 1.378 JPY = 105.03213 Exchange rates against US dollar.	1/EUR = 1.3482 JPY = 98.92724 Exchange rates against US dollar.	1,842,959	1,625,520	0	0	13,449,180	0	0	3,156,034	0

TABLE 2
Equity Derivatives
(In thousands of pesos, except as noted, as of December 31, 2013)

Derivative Type	Hedging/ Trading	Notional Amount (shares)	Underlying Value		Fair Value (in thousands of pesos)		Notional amounts by expected maturity year (shares)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2014	2015	2016	2017	2018	Thereafter	
Equity Swaps	Trading	67,969,767	Repsol = 18.32 Euro share price.	Repsol = 18.325 Euro share price.	545,379	2,124,053	67,969,767	0	0	0	0	0	0

TABLE 3

Natural Gas Derivatives

(in thousands of pesos, except as noted, as of December 31, 2013)

Derivative Type	Hedging/ Trading	Volume (in MMBtu)	Underlying value (U.S. $ per MMBtu)[1]		Fair Value		Year of expected maturity date (in MMBtu)						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2014	2015	2016	2017	2018	Thereafter	
Long Swaps	Trading	1,719,290	3.70	3.47	(3,965)	(27,235)	1,409,090	181,200	129,000	0	0	0	0
Short Swaps	Trading	(1,719,290)	3.70	3.47	5,731	29,971	(1,409,090)	(181,200)	(129,000)	0	0	0	
European Call													
Long	Trading	6,954,264	3.70	3.47	23,928	19,224	5,842,014	884,700	219,550	8,000	0	0	
Short		(6,954,264)			(23,755)	(19,011)	(5,842,014)	(884,700)	(219,550)	(8,000)	0	0	

(1) Representative underlying asset value.

TABLE 4

Crude and Petroleum Products Financial Derivatives

(in thousands of pesos, except as noted, open positions as of December 31, 2013)

Derivative Type	Hedging/ Trading	Volume (in millions of barrels) (1)	Underlying value (U.S. $ per barrel)		Fair Value		Volume per Year						Collateral delivered
			Current Quarter	Previous Quarter (2)	Current Quarter	Previous Quarter	2014	2015	2016	2017	2018	Thereafter	
Over the Counter Swaps	Hedging	0.0	N.A.	N.A.	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

(1) Net Volume; spread positions do not contribute to this figure

(2) Representative underlying asset value per barrel

TABLE 5

Crude and Petroleum Products Financial Derivatives Clasified as Cash and Cash Equivalent for Accounting Purposes due to their Liquidity

(In thousands of pesos, except as noted, open positions as of December 31, 2013)

Derivative Type	Hedging/ Trading	Volume (In millions of barrels) (1)	Underlying value (U.S. $ per barrel)		Fair Value		Volume per Year						Collateral delivered (3)
			Current Quarter	Previous Quarter (2)	Current Quarter	Previous Quarter	2014	2015	2016	2017	2018	Thereafter	
Futures	Hedging	(1.8)	114.1	110.4	(117,525)	128,247	(1.8)	0.0	0.0	0.0	0.0	0.0	N.A
Exchange Traded Swaps	Hedging	(4.0)	95.8	96.6	(58,229)	(7,849)	(4.0)	0.0	0.0	0.0	0.0	0.0	N.A

(1) Net Volume

(2) Representative underlying asset value per barrel

(3) Exchange traded operations, both futures and swaps have an initial margin of Ps 263,826,953.00

TABLE 6

Treasury Financial Derivatives

(In thousands of pesos, except as noted, as of December 31, 2013)

Derivative Type	Hedging/ Trading	Notional Amount	Underlying value(1)		Fair Value		Notional amounts by expected maturity year						Collateral delivered
			Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	2014	2015	2016	2017	2018	Thereafter	
Over The Counter Interest Rate Swaps	Hedging	1,672,263	LIBOR USD 1M = 0.16770%	LIBOR USD 1M = 0.17885%	(64,435)	(82,674)	(167,699)	(174,947)	(182,365)	(190,322)	(198,641)	(758,289)	0
Over The Counter FX Forwards	Hedging	4,800,666	1/EUR = 1.3780 MXN = 13.0765	1/EUR = 1.3482 MXN = 13.0119	158,144	58,096	4,800,666	0	0	0	0	0	0
Over The Counter Equity Options and Dividend Swaps	Trading	19,068,080 shares	Repsol = 18.32 Euro share price.	Repsol = 18.325 Euro share price.	101,458	218,471	19,068,080 shares	0	0	0	0	0	0

(1) Representative outstanding underlying asset value.

LIBOR USD 1m at date of reporting.

The information in these tables has been calculated using the exchange rates as of September 30, 2013 Ps. 13.01190= US$1.00 and December 31, 2013 Ps. 13.0765= US$1.0(

The information in these tables has been calculated using the exchange rates as of September 30, 2013 Ps. 17.54264= EUR$1.00 and December 31, 2013 Ps. 18.0194= EUR$1.0(

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: ______________________________
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: June 2, 2014

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe," "expect," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- drilling and other exploration activities;
- import and export activities;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- significant developments in the global economy;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.